UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)**

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Under Rule 14a-12

Powerfleet, Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.



Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, New Jersey 07677

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on September 17, 2024

To the Stockholders of Powerfleet, Inc.:

Notice is hereby given that the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Powerfleet, Inc., a Delaware corporation (the "Company," "we," "our" or "us"), will be held on Tuesday, September 17, 2024, at 10:00 a.m., Eastern Time, and thereafter as it may be postponed or adjourned from time to time. We will be holding our Annual Meeting in a virtual meeting format only. You may attend, vote and submit questions during the Annual Meeting via the Internet at **meetnow.global/MJUJUHP**. We have designed the format of the Annual Meeting to ensure that you are afforded the same rights and opportunities to participate as you would at an in-person meeting, using online tools to ensure your access and participation.

We have scheduled the Annual Meeting for the following purposes, each of which is described more fully in the Proxy Statement accompanying this Notice of Annual Meeting:

1. To elect five (5) directors, the names of whom are set forth in the accompanying Proxy Statement, each to serve until the Company's 2025 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To vote upon the ratification of the appointment of Deloitte & Touche as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2025;

3. To hold an advisory (non-binding) vote to approve the Company's executive compensation;

4. To vote upon a proposal to amend the Powerfleet, Inc. 2018 Incentive Plan, as amended, to increase the number of shares of common stock available for issuance thereunder; and

5. To transact such other business as may properly come before the Annual Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or before any adjournment thereof.

The meeting will begin promptly at 10:00 a.m., Eastern Time. Only holders of record of shares of our common stock at the close of business on August 1, 2024, the date fixed by our Board of Directors as the record date for the Annual Meeting, will be entitled to notice of, and to vote at, the meeting and any postponements or adjournments of the meeting.

For a period of at least 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose germane to the Annual Meeting during normal business hours at our principal executive offices located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Your vote is important. Whether you expect to attend the virtual Annual Meeting or not, please vote your shares by Internet or by mail pursuant to the instructions included on the proxy card or voting instruction card. If you attend the Annual Meeting, you may vote your shares over the Internet, even though you have previously signed and returned your proxy.

By order of the Board of Directors,

/s/ Steve Towe
_____

Steve Towe
Chief Executive Officer

Dated: August 8, 2024
Woodcliff Lake, New Jersey

Important Notice of Internet Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to be held on September 17, 2024. The Notice, this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (our "2023 Annual Report") filed with the Securities and Exchange Commission ("SEC") on May 9, 2024 are available through the Internet at https://ir.powerfleet.com/proxy-materials. Under SEC rules, we are providing a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to notify you of the availability of our proxy materials on the Internet. The Notice of Internet Availability instructs you on how to access and review this Proxy Statement and our 2023 Annual Report. The Notice of Internet Availability also instructs you on how you may authorize a proxy to vote your shares over the Internet and provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual meeting materials via email, the email contains voting instructions and links to this Proxy Statement and our 2023 Annual Report on the Internet.

POWERFLEET, INC.
123 TICE BOULEVARD
WOODCLIFF LAKE, NEW JERSEY 07677

PROXY STATEMENT

Annual Meeting of Stockholders
September 17, 2024

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Powerfleet, Inc., a Delaware corporation (the "Company," "we," "our" or "us"), for use at our 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, September 17, 2024, at 10:00 a.m., Eastern Time, and any adjournments or postponements thereof. We will be holding our Annual Meeting in a virtual meeting format only. You may attend, vote and submit questions during the Annual Meeting via the Internet at **meetnow.global/MJUJUHP**. We have designed the format of the Annual Meeting to ensure that you are afforded the same rights and opportunities to participate as you would at an in-person meeting, using online tools to ensure your access and participation.

The Board is sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") relating to the Annual Meeting to the Company's stockholders beginning on or about August 8, 2024. The Notice of Internet Availability instructs you on how to access and review this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (the "SEC") on May 9, 2024 (our "Annual Report"). The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our named executive officers and our directors, and certain other required information.

Important Notice of Internet Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to be held on September 17, 2024

The Notice, this Proxy Statement and our Annual Report are available through the Internet at https://ir.powerfleet.com/proxy-materials. Under SEC rules, we are providing the Notice of Internet Availability to notify you of the availability of our proxy materials on the Internet.

Record Date and Outstanding Shares

The Board has fixed the close of business on August 1, 2024 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements of the meeting. Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting or any and all adjournments or postponements thereof.

As of the Record Date, we had issued and outstanding 107,578,010 shares of common stock. Our common stock comprises all of our issued and outstanding voting stock.

For a period of at least 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose germane to the Annual Meeting during normal business hours at our principal executive offices located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Purposes of the Annual Meeting

The purposes of the Annual Meeting are (i) to elect five (5) directors to our Board, each to serve until our 2025 annual meeting of stockholders and until their respective successors are duly elected and qualified; (ii) to ratify the appointment of Deloitte & Touche as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2025; (iii) to approve, on an advisory basis, the Company's executive compensation; (iv) to approve an amendment to the Powerfleet, Inc. 2018 Incentive Plan, as amended (the "2018 Plan"), to increase the number of shares of common stock available for issuance thereunder (the "Plan Amendment"); and (v) to transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof. In addition to the foregoing, there will be a report on the progress of our Company and an opportunity for questions of general interest to the stockholders.

Unless we receive specific instructions to the contrary or unless such proxy is revoked, shares represented by each properly executed proxy will be voted: (i) "**FOR**" the election of each of our nominees as a director; (ii) "**FOR**" the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for the fiscal year ending March 31, 2025; (iii) "**FOR**" the approval, on an advisory basis, of our executive compensation; (iv) "**FOR**" the approval of the Plan Amendment; and (v) with respect to any other matters that may properly come before the Annual Meeting, at the discretion of the proxy holders. We do not presently anticipate that any other business will be presented for action at the Annual Meeting.

Virtual Meeting Format

Attending and Participating at the Virtual Annual Meeting

We will be holding our Annual Meeting in a virtual meeting format only. If you are a stockholder of record as of the close of business on August 1, 2024, you may attend, vote and ask questions by typing them into the dialog box provided during the meeting by logging into the meeting at **meetnow.global/MJUJUHP**.

Rationale for the Virtual Format

We have decided to hold our Annual Meeting in a virtual meeting format only. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation by enabling stockholders to participate from any location around the world, improve our ability to communicate more effectively with our stockholders, provide for cost savings to us and our stockholders, and reduce the environmental impact of our Annual Meeting. We have designed the virtual meeting to provide substantially the same opportunities to participate as you would have at an in-person meeting. We are providing opportunities to submit questions prior to the meeting to enable us to address appropriate questions at the Annual Meeting.

Voting at the Annual Meeting

Quorum Requirements

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the total outstanding shares of our common stock is necessary to constitute a quorum for the transaction of business at the meeting. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of quorum at the meeting. Abstentions and broker "non-votes" (as hereinafter defined) are counted as present and entitled to vote for purposes of determining whether a quorum is present. A broker "non-vote" on a matter occurs when a broker, bank or your representative may not vote on a particular matter because it does not have discretionary voting authority and has not received instructions from the beneficial owner.

Stockholders of Record and Beneficial Owners

Each share of our common stock outstanding on the Record Date will be entitled to one vote on each matter submitted to a vote of our stockholders. Cumulative voting by stockholders is not permitted. The shares to be voted include shares of our common stock that are (i) held of record directly in a stockholder's name and (ii) held for stockholders in "street name" through a broker, bank or other nominee. If your shares are registered directly in your name with the Company's stock transfer agent, Computershare Inc. ("Computershare"), you are considered the "stockholder of record" with respect to those shares. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of those shares.

If you hold your shares of our common stock through a broker, bank or other representative, generally the broker, bank or representative may only vote the common stock that it holds for you in accordance with your instructions. However, under the rules that govern brokers who have record ownership of shares that are held in street name for their clients who are the beneficial owners of the shares, brokers have the discretion to vote such shares on routine matters. Therefore, if the broker, bank or representative has not timely received your instructions, it may vote on certain matters for which it has discretionary voting authority. The ratification of the appointment of an independent registered public accounting firm is considered a routine matter. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "**FOR**" ratification of the independent registered public accounting firm. The Company believes that all of the other proposals to be voted upon at the meeting will be considered "non-routine." Thus, a broker or other nominee cannot vote without instructions on these non-routine matters, and, consequently, if your shares are held in street name, you must provide your broker or nominee with instructions on how to vote your shares in order for your shares to be voted on those proposals.

Holders of our common stock will not have any rights of appraisal or similar dissenters' rights with respect to any matter to be acted upon at the Annual Meeting.

Vote Required

For the election of directors, a plurality of the votes cast is required. Since the number of candidates does not exceed the number of vacancies, receipt of any votes in favor of any candidate will ensure that that candidate is elected. If no voting direction is indicated on a proxy card that is signed and returned, the shares will be considered votes "**FOR**" the election of all director nominees set forth in this Proxy Statement. In accordance with Delaware law, stockholders entitled to vote for the election of directors may withhold authority to vote for all nominees for directors or may withhold authority to vote for certain nominees for directors. Broker non-votes are not considered for the purpose of the election of directors.

The ratification of the selection of Deloitte & Touche as the Company's independent registered public accounting firm, the advisory (non-binding) proposal to approve the Company's executive compensation and the approval of the Plan Amendment each requires the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will have no effect on the outcome on these matters.

Your vote will not be disclosed either within the Company or to third parties, except: (i) as may be necessary to meet applicable legal requirements or to assert or defend claims for or against the Company; (ii) to allow for the tabulation of votes and certification of the vote; and (iii) to facilitate a successful proxy solicitation.

Effect of Advisory Votes

The approval, on an advisory basis, of our executive compensation, also known as a "say on pay" vote, is an advisory vote mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). This means that while we ask stockholders to approve our executive compensation, it is not an action that requires stockholder approval, and stockholders are not voting to approve or disapprove the Board's recommendation with respect to this proposal. This advisory vote is non-binding on the Board, although the Board welcomes the input of our stockholders on the Company's compensation policies and compensation program and will take the advisory vote into account in making determinations concerning executive compensation. At our 2023 annual meeting of stockholders held on July 20, 2023, we conducted a stockholder advisory vote on the frequency of future stockholders votes on the Company's executive compensation (every one, two or three years), also known as a "say on frequency" vote. The Board considered the results of this "say on frequency" advisory vote and, since the most affirmative votes of all the votes cast on the "say on frequency" matter expressed a preference for having the "say on pay" vote every year, determined that an advisory vote on executive compensation would be conducted on an annual basis until the next vote on the frequency of such stockholder advisory votes. Notwithstanding the outcome of stockholder "say on frequency" votes, however, the Board may in the future decide to conduct advisory votes on a less frequent basis if appropriate and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Voting of Proxies

Stockholders of Record

As a stockholder of record, you will receive the Notice of Internet Availability by mail to notify you of the availability of these proxy materials on the Internet. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the meeting.

Beneficial Owners

As a beneficial owner, you have the right to direct your broker, bank or nominee as to how to vote your shares. Please refer to the voting instruction card provided by your broker, bank or nominee. You are also invited to attend the Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or nominee that holds your shares, giving you the right to vote the shares at the meeting. Once you have received a legal proxy from your broker, bank or nominee, it should be emailed to JFong@powerfleet.com and should be labeled "Legal Proxy" in the subject line. Please include proof from your broker, bank or other nominee of your legal proxy (e.g., a forwarded email from your broker, bank or other nominee with your legal proxy attached, or an image of your legal proxy attached to your email). Requests for registration must be received by Computershare no later than 5:00 p.m., Eastern Time, on September 12, 2024.

Voting Without Attending the Meeting

Whether you hold shares directly as the stockholder of record or through a broker, bank or other nominee as the beneficial owner, you may direct how your shares are voted without attending the Annual Meeting. There are two ways to vote by proxy without attending the meeting:

- **By Internet** — Stockholders of record may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- **By Mail** — Stockholders of record may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

Stockholders on the South African Register

If you are a certificated stockholder or an "own-name" dematerialised stockholder registered on the South African register, you have the right to submit your vote directly to the Company or to vote virtually at the meeting via the Internet at **meetnow.global/MJUJUHP**. Even if you plan to attend and participate in the Annual Meeting, we strongly recommend that you vote your shares in advance, as described below, so that your vote will be counted if you subsequently decide not to attend the Annual Meeting. To vote in advance of the Annual Meeting, you should complete the South African proxy card ("SA proxy card") and return it to the Company's South African transfer agent, Computershare Investor Services Proprietary Limited ("Computershare SA"), by email to proxy@computershare.co.za or by mail or hand delivery to Computershare Investor Services Proprietary Limited, Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196 (Private Bag X9000, Saxonwold, 2132) South Africa by 16:00, South African Time, on Friday, September 13, 2024.

If you are a dematerialised stockholder without "own-name" registration, you should not complete the SA proxy card. Instead, you should provide your CSDP or broker with your voting instructions or, alternatively, you should inform your CSDP or broker of your intention to attend the Annual Meeting in order for your CSDP or broker to be able to issue you with the necessary authorization to enable you to attend the Annual Meeting via the Internet at **meetnow.global/MJUJUHP**.

Revocation of Proxies

Stockholders can revoke a proxy prior to the completion of voting at the Annual Meeting through any of the following methods:

- by writing a letter delivered to our Corporate Secretary, stating that the proxy is revoked;

- by submitting another proxy bearing a later date; or

- by attending the virtual Annual Meeting and voting virtually (unless you are a beneficial owner without a legal proxy, as described below).

Please note, however, if you were not a registered stockholder of record, but held shares through a broker, bank or other nominee (i.e., in street name), you will need to obtain a "legal proxy" from the broker, bank or other nominee that holds your shares, confirming your beneficial ownership of the shares.

Stockholders on the South African Register

If you are a certificated stockholder or an "own-name" dematerialised stockholder, you can revoke your proxy by submitting another properly completed SA proxy card to Computershare SA as described above by 16:00, South African Time, on Friday, September 13, 2024.

If you are a dematerialised stockholder without own-name registration, you should provide your CSDP or broker to change your voting instructions by 16:00, South African Time, on Friday, September 13, 2024.

If you attend the Annual Meeting and vote online, this will revoke your proxy. Attending the meeting will not, by itself, revoke your proxy.

Solicitation

The cost of preparing, assembling, printing and mailing the proxy material and of reimbursing brokers, nominees and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board has nominated Steve Towe, Michael Brodsky, Ian Jacobs, Andrew Martin and Michael McConnell for election as directors of the Company. If elected to the Board, each nominee will hold office until our Annual Meeting of Stockholders to be held in 2025 and until his respective successor has been duly elected and qualified, or until his earlier death, resignation or removal. Each of Messrs. Towe, Brodsky, Jacobs, Martin and McConnell has consented to being named as a nominee and, if elected, to serve as a director. The nominating committee of the Board (the "Nominating Committee") and the Board believe that each of these nominees possesses the attributes we seek in directors generally as well as the individual experiences, qualifications and skills included in their individual biographies below.

If any nominee is unable to serve, which the Board has no reason to expect, the persons named in the proxy intend to vote for the balance of those nominees named above and, if they deem it advisable, for a substitute nominee.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED ABOVE.

Information About Our Directors, Director Nominees and Executive Officers

The table below sets forth the names and ages of the directors, nominees for director and executive officers of the Company as of August 1, 2024, as well as the position(s) and office(s) with the Company held by those individuals. A summary of the background and experience of each of those individuals is set forth after the table.

Name	Age	Position(s)
DIRECTORS AND DIRECTOR NOMINEES:		
Steve Towe	52	Chief Executive Officer and Director
Michael Brodsky	56	Director and Chairman of the Board of Directors
Ian Jacobs	47	Director
Andrew Martin	51	Director
Michael McConnell	58	Director
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS OR DIRECTOR NOMINEES:		
Jonathan Bates	41	Chief Product Officer
Melissa Ingram	38	Chief Corporate Development Officer
Offer Lehmann	51	Chief Operating Officer
Catherine Lewis	49	Chief Customer Officer
Charles Tasker	60	Chief Revenue Officer
David Wilson	56	Chief Financial Officer and Corporate Secretary
Jim Zeitunian	58	Chief Technology Officer

Directors and Director Nominees

Steve Towe. Mr. Towe has served as our Chief Executive Officer and a director of the Company since January 2022. Mr. Towe also serves on the board of directors of I.D. Systems, Inc. ("I.D. Systems") and Powerfleet Israel Ltd., each of which is our wholly owned subsidiary. Mr. Towe has over 20 years of experience in senior leadership positions for global software companies and previously served as President and Chief Operating Officer of Aptos, Inc., a global leader of unified commerce solutions in the retailer enterprise SaaS market, from 2016 to December 2021. Mr. Towe has vast knowledge of the IoT industry, having served from 2011 to 2016, as the Chief Commercial Officer of Masternaut, a global telematics provider. Before his tenure at Masternaut, Mr. Towe served as Managing Director, from 2006 to 2011, and Director of Group Operations, from 2002 to 2006, of Cybit Ltd, a market consolidating data company, and was a founding member and senior executive of Fleetstar Information Systems, the fleet management subsidiary of the Trafficmaster Group, from 2001 to 2002. Mr. Towe's early career was spent in numerous leadership roles for global retailer WH Smith.

Mr. Towe's qualifications to serve on the Board include his years of experience scaling high value, global technology organizations. In addition, Mr. Towe's role as our Chief Executive Officer provides the Board with invaluable insight into our management and daily operations.

Michael Brodsky. Mr. Brodsky has served as a director of the Company since June 2014, as Chairman of the Board since December 2016 and as a director of Pointer since October 2019. Previously, Mr. Brodsky was the Lead Director of the Board from June 2014 until December 2016. Mr. Brodsky is the President of Bosun Asset Management, LLC, an asset management firm and he co-founded and was the Chief Executive Officer of Options Solutions, LLC, a specialized asset manager, until it was acquired by Bosun in October 2023. Mr. Brodsky is the Managing Partner of Vajra Asset Management, LLC, an investment firm. Mr. Brodsky also currently serves on the board of directors of EdgeCortix Inc., a firm specializing in semi-conductor technology, since March 2021. Previously, Mr. Brodsky served on the board of directors of Genesis Land Development Corporation (OTCMKTS: GNLAF), a residential land developer and homebuilder, from 2012 to May 2019, including as Chairman from September 2012 to May 2019, on the board of directors of Determine, Inc. (formerly Nasdaq: DTRM), a provider of contract management, procurement and sourcing software, from October 2010 until its sale in April 2019, including as Chairman from August 2013 to April 2019 and as Chief Executive Officer from August 2013 until December 2013, on the board of directors of Trans World Corporation (formerly OTCQB: TWOC), an owner and operator of hotels and casinos throughout Europe, from September 2013 until its sale in March 2018, including as Chairman from June 2014 to March 2018, and on the board of directors of Spark Networks, Inc. (OTCMKTS: LOVLQ), a collection of niche-oriented community websites, from November 2015 until its sale in November 2017. Mr. Brodsky holds a B.A. degree from Syracuse University, an M.B.A. from the Kellogg School of Management at Northwestern University, and a J.D. from Northwestern University Pritzker School of Law.

Mr. Brodsky possesses extensive business, operating and executive expertise. Among other things, Mr. Brodsky has served as the Chief Executive Officer of several companies and possesses skills in executive management and leadership. We believe Mr. Brodsky's management and leadership skills and experience as a member of the board of directors of various companies enable him to be an effective contributing member of the Board.

Ian Jacobs. Mr. Jacobs joined the Board upon consummation of the Company's business combination (the "MiX Combination") with MiX Telematics Limited ("MiX Telematics") on April 2, 2024. Mr. Jacobs has served as a director of MiX Telematics (formerly NYSE: MIXT) since 2016, including as Chairperson since November 2022. From 1997 to 2002, Mr. Jacobs worked as a research analyst at Schroders, Sidoti & Co. (now SIDOTI & Company) and Goldman Sachs & Co. In 2003, he joined Berkshire Hathaway Inc. where he worked on investment research and other projects under Warren Buffett until 2009. In 2009, Mr. Jacobs left Berkshire Hathaway Inc. to form 402 Capital LLC, a private investment firm, where he has since served as the managing member. Mr. Jacobs earned his undergraduate degree from Yeshiva University and an M.B.A. from Columbia University.

With his extensive experience with, and knowledge of the business and operations of, MiX Telematics and business experience with various investment firms, Mr. Jacobs brings a wealth of managerial and financial expertise to the Board. We believe Mr. Jacobs' leadership skills, expertise in finance and investment, and insight into MiX Telematics' business enable him to be an effective contributing member of the Board.

Andrew Martin. Mr. Martin joined the Board in April 2024. Mr. Martin serves as a Partner and member of the investment research team at Private Capital Management, LLC ("PCM"), an investment firm. Mr. Martin joined PCM in 2013 from the hedge fund unit at H.I.G. Capital, LLC, an alternative investment firm, where he was a senior research analyst focused primarily on industrials, business services and special situation investments. Mr. Martin previously was the Director of Research at Polen Capital Management, LLC, a global asset manager, where he helped develop and direct the firm's research process. Mr. Martin has previously worked at Fine Capital Partners, Sanford C. Bernstein & Co., LLC, and Credit Suisse First Boston, as well as Arthur Andersen LLP, while earning a CPA license. He earned a B.S. degree in Applied Economics and Business Management from Cornell University and an M.B.A. from Columbia University.

With his extensive experience in investment research and serving in leadership roles at multiple investment firms, Mr. Martin brings substantial leadership and financial expertise to the Board. We believe Mr. Martin's experience guiding long-term growth and navigating complex market dynamics enables him to be an effective contributing member of the Board.

Michael McConnell. Mr. McConnell joined the Board upon consummation of the MiX Combination on April 2, 2024. Mr. McConnell currently serves as Chairman of Adacel Technologies Limited, a developer of air traffic management systems and technology, and has served as a member of its board of directors since 2017. He also serves as a member of the board of directors of OneSpan Inc. (Nasdaq: OSPN), a provider of security, identity, e-signature and digital workflow solutions. Mr. McConnell has previously served on the boards of Vonage Holdings Corp. (formerly Nasdaq: VG), a cloud communications provider, from 2019 through its sale in July 2022, SPS Commerce, Inc. (Nasdaq: SPSC), a provider of cloud-based supply chain management services, from 2018 through 2019, Spark Networks, Inc. (OTCMKTS: LOVLQ), a collection of niche-oriented community websites, where he also served as interim Executive Chairman and Chief Executive Officer during 2014, and QuickFee, a provider of online payment and lending solutions. He has also served on numerous other public and private company boards in the United States, Australia, New Zealand and Ireland. Prior to his services as a board member of these public and private companies, Mr. McConnell served as the Managing Director of Shamrock Capital Advisors, a private investment company, for 14 years. Mr. McConnell holds a B.A. degree from Harvard University and an M.B.A. from the University of Virginia Darden School of Business.

Mr. McConnell possesses extensive management, operating, and financial expertise. We believe his more than two decades of experience serving in executive roles and on various public and private company boards in multiple industries enables Mr. McConnell to be an effective contributing member of the Board.

Executive Officers

Jonathan Bates. Mr. Bates has served as our Chief Product Officer since April 2024. Prior to joining the Company, Mr. Bates served as the Executive Vice President of Marketing and Managing Director of Europe and Middle East of MiX Telematics from July 2020 until the closing of the MiX Combination in April 2024, and served in various other roles for MiX Telematics from December 2012 to July 2020. Before joining MiX Telematics, Mr. Bates held several managerial positions from within the PSA Peugeot Citroen Group (now Stellantis) in the functions of sales, marketing, product management, customer success and project management. Mr. Bates earned a Bachelor of Laws degree in the United Kingdom.

Melissa Ingram. Ms. Ingram has served as our Chief Corporate Development Officer since April 2024. From March 2022 to April 2024, she served as our Chief Transformation Officer. Prior to joining the Company, Ms. Ingram worked at Aptos, Inc., serving as the Vice President of Transformation and Growth from October 2017 to January 2022 and the Vice President of Business Operations (EMEA) from October 2016 to October 2017. While at Aptos, Ms. Ingram led the integration of four acquisitions to expand portfolio areas and support entrance into new territories, standardized global operations, and spearheaded multi-million-dollar profit improvement programs. Ms. Ingram earned a Master of Arts (MA Oxon.) degree in Modern History from the University of Oxford.

Offer Lehmann. Mr. Lehmann has served as our Chief Operating Officer since November 2022. Mr. Lehmann joined the Company from Kornit Digital Ltd. (Nasdaq: KRNT), a global leader in on-demand sustainable fashion and textile production technologies, where he served as Vice President – Global Strategic Accounts & Business Development from January 2019 to November 2022 and Vice President – Operations from October 2014 to January 2019. Mr. Lehmann has over 20 years of experience working in management positions for large-cap, global public companies within the technology industry. Mr. Lehmann earned a B.Sc. degree from the Technion – Israel Institute of Technology and an MBA from the University of Haifa.

Catherine Lewis. Ms. Lewis has served as our Chief Customer Officer since April 2024. Prior to joining the Company, Ms. Lewis served as the Executive Vice President of Technology and Managing Director of Central Services Organization of MiX Telematics from May 2001 until the closing of the MiX Combination in April 2024. During her tenure at MiX Telematics, Ms. Lewis was responsible for a number of business functions, including software and hardware engineering, SaaS operations and support, manufacturing and supply chain, marketing, product management, business systems, and information technology. Ms. Lewis has more than 20 years of experience in the information technology and technology services industry. Ms. Lewis earned a Bachelor of Business Science degree with honors in Information Systems from the University of Cape Town.

Charles Tasker. Mr. Tasker has served as our Chief Revenue Officer since April 2024. Prior to joining the Company, Mr. Tasker served as the Chief Operating Officer of MiX Telematics from 2014 until the closing of the MiX Combination in April 2024 and as a member of MiX Telematics' board of directors from 2007 to April 2024. Prior to his tenure at MiX Telematics, Mr. Tasker founded Datapro, Inc., an internet service provider and software development company, which was acquired by Control Instruments Group Limited in 1996. Mr. Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.

Steve Towe. See narrative description under the caption "Directors and Director Nominees" above.

David Wilson. Mr. Wilson has served as our Chief Financial Officer and Corporate Secretary since January 2023. Prior to joining the Company, Mr. Wilson served as the Chief Financial Officer of NSONE, Inc., a leading provider of next generation managed Domain Name System services, from May 2020 to December 2022. Additionally, Mr. Wilson has held Chief Financial Officer roles at Symphony Communication Services, LLC, an encrypted communication software company, from July 2017 to October 2019 and Ooyala Inc., a leading provider of online video services, from September 2013 to July 2017. Mr. Wilson earned a Bachelor of Commerce degree in Finance from the University of Birmingham.

Jim Zeitunian. Mr. Zeitunian has served as our Chief Technology Officer since February 2022. Mr. Zeitunian has extensive experience serving in senior leadership positions for software companies. Prior to joining the Company, Mr. Zeitunian served as Vice President of Engineering at Coupa Software Incorporated ("Coupa"), a global provider of business spend management solutions, from November 2020 to January 2022, where he led the engineering and applied research teams focusing on the development of Coupa's supply chain design and planning SaaS platform. From July 2017 to November 2020, Mr. Zeitunian served as the Vice President of Engineering at LLamasoft, Inc. ("LLamasoft"), where he played a critical role in transforming LLamasoft into a provider of SaaS products that led to its approximately $1.5 billion sale to Coupa in November 2020. Mr. Zeitunian also served as the Senior Director of Software Development at Thomson Reuters from June 2016 to July 2017, where he drove the production of SaaS products and platforms. Mr. Zeitunian earned his B.S. degree in Computer Science from Oakland University.

CORPORATE GOVERNANCE AND BOARD MATTERS

General

Our Board is responsible for the management and direction of our Company and for establishing broad corporate policies. Members of the Board are kept informed of our business through various documents and reports provided by the Chief Executive Officer and other corporate officers, and by participating in Board and committee meetings. Each director has access to all of our books, records and reports, and members of management are available at all times to answer their questions.

Currently, there are five members of the Board. The Board is not classified or staggered, and all directors hold office until the next annual meeting of stockholders or until their respective successors are elected and qualified.

Director Independence

Our Board has determined that, with the exception of Mr. Towe, each of our current directors and director nominees satisfies the current "independent director" standards established by the Nasdaq rules and, as to the members of the audit committee of our Board (the "Audit Committee"), the additional independence requirements under applicable rules and regulations of the SEC. Thus, a majority of the Board is comprised of independent directors as required by the Nasdaq rules. The Audit Committee is composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is an independent director in accordance with Nasdaq Rule 5605(c). The compensation committee of the Board (the "Compensation Committee") is composed of Messrs. Brodsky, Jacobs, Martin and McConnell, each of whom is an independent director in accordance with Nasdaq Rule 5605(d). The Nominating Committee of the Board is composed of Messrs. Brodsky, Jacobs, Martin and McConnell, each of whom is independent in accordance with Nasdaq Rule 5605(e).

Board Diversity

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our current directors.

Board Diversity Matrix as of August 1, 2024

Total Number of Directors: 5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	—	2	—	3
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	—	2	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+		—		
Did Not Disclose Demographic Background		3		

We do not currently have any directors who are diverse, as defined under Nasdaq Rule 5605(f). Our primary focus has been on selecting director nominees who possess business acumen, integrity, leadership skills, industry expertise and a genuine interest in Powerfleet. We believe our current Board is comprised of individuals with the right mix of skills and experiences to provide effective and meaningful oversight of the business, and it would not be in the best interest of the Company or its stockholders to replace any of our current directors for the sole purpose of adding a diverse director. We may add one or more diverse directors in the future if we identify a diverse candidate who possesses the qualities we seek in a director nominee.

Board Leadership Structure

We currently separate the roles of the Chairman of the Board and Chief Executive Officer. Our Chief Executive Officer sets the strategic direction for the Company, working with the Board, and provides day-to-day leadership, while our Chairman leads the Board in the performance of its duties and serves as the principal liaison between the independent directors and the Chief Executive Officer. The separation of the roles of Chairman and Chief Executive Officer allows our independent Chairman to focus on governance of our Board, Board meeting agenda planning, Board committee responsibilities, investor engagement and outreach on governance matters, and our Chief Executive Officer to focus his attention on our business and execution of our Company's strategy. While the Board believes that this leadership structure is the most effective for the Company at this time, it continues to evaluate the composition of the Board to determine what leadership structure is most appropriate for the Company and our stockholders.

Risk Oversight

The Board has the ultimate oversight responsibility for the risk management process and regularly reviews issues that present particular risk to us, including those involving competition, customer demands, economic conditions, planning, strategy, finance, sales and marketing, products, information technology, facilities and operations, supply chain, legal and environmental matters and insurance. The Board further relies on the Audit Committee for oversight of certain areas of risk management. In particular, the Audit Committee focuses on financial and enterprise risk exposures, including internal controls, and discusses with management and the Company's independent registered public accounting firm our policies with respect to risk assessment and risk management, including risks related to fraud, liquidity, credit operations and regulatory compliance, and advises the internal audit function as to overall risk assessment of the Company.

While the Board oversees risk management, Company management is charged with managing risk. Management communicates routinely with the Board, committees of the Board and individual directors on significant risks that have been identified and how they are being managed. Directors are free to, and indeed frequently do, communicate directly with senior management.

The Company believes that its leadership structure, discussed above, supports the risk oversight function of the Board. The separation of the Chairman and Chief Executive Officer positions aids in the Board's oversight of management, independent directors chair the various Board committees involved with risk oversight, there is frequent and open communication among management and directors, and all directors are actively involved in the risk oversight function. The Board believes that this approach provides appropriate checks and balances against undue risk-taking.

Board and Committee Meetings

For the fiscal year ended December 31, 2023, the Board held 21 meetings. Each director, except for Charles Frumberg and Medhini Srinivasan, each of whom is a former director of the Company, attended over 75% of the aggregate number of meetings of the Board and the meetings held by committees of the Board during the period in which such individual served as a director in 2023. We encourage, but do not require, members of the Board to attend our annual meetings of stockholders.

Committees of the Board

The standing committees of the Board include the Audit Committee, the Compensation Committee and the Nominating Committee.

Audit Committee

The Audit Committee, which is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is currently composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is independent under Nasdaq Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act.

The Board has determined that it has at least one "audit committee financial expert" serving on the Audit Committee. Mr. McConnell serves as the audit committee financial expert. Mr. McConnell also serves as the Chairman of the Audit Committee.

For the fiscal year ended December 31, 2023, the Audit Committee held 5 meetings.

The Board has adopted a written charter for the Audit Committee, a copy of which is publicly available on our website at https://ir.powerfleet.com/corporate-governance/governance-documents. The information on our website is not a part of this Proxy Statement. The Audit Committee's charter sets forth the responsibilities, authority and specific duties of the Audit Committee and is reviewed and reassessed annually. The charter specifies, among other things, the structure and membership requirements of the Audit Committee, as well as the relationship of the Audit Committee to our independent registered public accounting firm and management.

In accordance with its written charter, the Audit Committee assists the Board in monitoring (i) the integrity of our financial reporting process including our internal controls regarding financial reporting, (ii) our compliance with legal and regulatory requirements, and (iii) the independence and performance of our internal and external auditors, and serves as an avenue of communication among the independent registered public accounting firm, management and the Board.

The report of the Audit Committee appears on page 19 of this Proxy Statement.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Brodsky, Jacobs, Martin and McConnell, each of whom is independent within the meaning of Nasdaq Rule 5605(a)(2). Mr. Brodsky serves as the Chairman of the Compensation Committee.

For the fiscal year ended December 31, 2023, the Compensation Committee held 12 meetings.

The Compensation Committee recommends to the Board for its approval our executive officers' annual compensation and long-term incentives and option and other equity grants, reviews management's performance, development and compensation, and administers our incentive plans. The Board has adopted a written charter for the Compensation Committee, a copy of which is publicly available on our website at https://ir.powerfleet.com/corporate-governance/governance-documents. The Compensation Committee's charter sets forth the responsibilities, authority and specific duties of the Compensation Committee and is reviewed and reassessed annually. The charter specifies that the Compensation Committee has overall responsibility for evaluating and recommending to the Board for approval our director and officer compensation plans, policies and programs. The charter also specifies that the Compensation Committee may form and delegate authority to subcommittees of the Compensation Committee when appropriate; however, the Compensation Committee may not delegate authority to any other persons. As discussed below under "Compensation Discussion and Analysis," for compensation decisions, the Compensation Committee considers recommendations relating to compensation for executive officers (other than our Chief Executive Officer, if any) from our Chief Executive Officer and includes him in its discussions with respect to such compensation, and considers compensation information provided by compensation consultants, if any, retained by the Compensation Committee for such purpose.

The Compensation Committee Process. Compensation Committee meetings typically involve a preliminary discussion with our Chief Executive Officer prior to the Compensation Committee deliberating without any members of management present. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our Chief Executive Officer), the Compensation Committee considers the recommendations of our Chief Executive Officer and includes him in its discussions. The Compensation Committee may form and delegate authority to subcommittees of the Compensation Committee when appropriate.

Nominating Committee

The Nominating Committee is currently composed of Messrs. Brodsky, Jacobs, Martin and McConnell, each of whom is independent within the meaning of Nasdaq Rule 5605(a)(2). Mr. Jacobs serves as the Chairman of the Nominating Committee.

For the fiscal year ended December 31, 2023, the Nominating Committee held 1 meeting.

The Board has adopted a written charter for the Nominating Committee, which is publicly available on our website at https://ir.powerfleet.com/corporate-governance/governance-documents. The Nominating Committee's charter authorizes the committee to develop certain procedures and guidelines addressing certain nominating matters, such as procedures for considering nominations made by stockholders, minimum qualifications for nominees and identification and evaluation of candidates for the Board, and the Nominating Committee has adopted procedures addressing the foregoing.

Procedures for Considering Nominations Made by Stockholders. The Nominating Committee has adopted guidelines regarding procedures for nominations to be submitted by stockholders and other third parties, other than candidates who have previously served on the Board or who are recommended by the Board. These guidelines provide that a nomination must be delivered to our Secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In no event will the public announcement of an adjournment, postponement or recess of an annual meeting commence a new time period (or extend any time period) for the giving of a notice as described above. The guidelines require a nomination notice to set forth as to each person whom the stockholder proposes to nominate for election as a director: (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Exchange Act, including a reasonably detailed description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings during the past three years, as well as any other material relationships, between or among such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made and its affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee and his or her affiliates, associates or others acting in concert therewith, on the other hand; (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (iii) all information with respect to such proposed nominee that would be required to be set forth in a stockholder's notice as to any other business that a stockholder proposes to bring before the meeting, as set forth in our bylaws, if such proposed nominee were the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made; and (iv) a written representation and agreement (in the form provided by the Secretary upon written request) that the proposed nominee (1) is qualified and if elected intends to serve as a director of the Company for the entire term for which such proposed nominee is standing for election, (2) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Company or (y) any Voting Commitment that could limit or interfere with the proposed nominee's ability to comply, if elected as a director of the Company, with the proposed nominee's fiduciary duties under applicable law, (3) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (4) if elected as a director of the Company, the proposed nominee would be in compliance and will comply, with all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company. The Nominating Committee's policy is to consider all persons proposed to be nominated for election as a director in accordance with these procedures.

Qualifications. The Nominating Committee has adopted guidelines describing the minimum qualifications for nominees and the qualities or skills that are necessary for directors to possess. Each nominee:

● must satisfy any legal requirements applicable to members of the Board;

● must have business or professional experience that will enable such nominee to provide useful input to the Board in its deliberations;

● must have a reputation, in one or more of the communities serviced by the Company and its affiliates, for honesty and ethical conduct;

● must have a working knowledge of the types of responsibilities expected of members of the board of directors of a public company; and

● must have experience, either as a member of the board of directors of another public or private company or in another capacity that demonstrates the nominee's capacity to serve in a fiduciary position.

We believe that each member of our Board should possess the qualities of character, judgment, business acumen, diligence, lack of conflicts of interest, familiarity with our business and industry, ability to work collegially and ability to act in the best interests of all stockholders. While we do not have a formal diversity policy, we seek to have directors representing a range of experiences, qualifications, skills and backgrounds.

Identification and Evaluation of Candidates for the Board. Candidates to serve on the Board will be identified from all available sources, including recommendations made by stockholders of the Company. The Nominating Committee has a policy that there will be no differences in the manner in which the Nominating Committee evaluates nominees recommended by stockholders and nominees recommended by the Nominating Committee or management, except that no specific process shall be mandated with respect to the nomination of any individuals who have previously served on the Board. The evaluation process for individuals other than existing members of the Board will include:

- a review of the information provided to the Nominating Committee by the proponent;

- a review of reference letters from at least two sources determined to be reputable by the Nominating Committee; and

- a personal interview of the candidate, together with a review of such other information as the Nominating Committee shall determine to be relevant.

Third Party Recommendations. With respect to the directors to be elected at the Annual Meeting, the Nominating Committee did not receive any nominations from any stockholder or group of stockholders which owned more than 5% of our common stock for at least one year.

Compensation of Directors

General

All directors are entitled to reimbursement for travel and lodging and other reasonable out-of-pocket expenses incurred by them in connection with their attendance at Board and/or Board committee meetings or other activities on our behalf.

Employee Directors

Directors who are current officers or employees of the Company or any subsidiary of the Company do not receive any additional compensation for their service as members of either the Board or any committees of the Board.

Non-Employee Directors

On August 1, 2017, the Board adopted a non-employee director compensation program pursuant to which non-employee directors are entitled to receive annual compensation having economic value of approximately $119,000, which includes a cash retainer of $59,000 and restricted stock grants with an economic value of approximately $60,000. The cash retainer may be paid, at each director's election, in cash or in restricted shares of our common stock. Each of Anders Bjork and Medhini Srinivasan, as former directors elected to our Board by the holders of our previously outstanding Series A Preferred Stock (the "former Series A Directors"), agreed to waive participation in our non-employee director compensation program. Each of the non-employee directors, other than the former Series A Directors, was paid his retainer for 2023 in cash. With respect to restricted stock awards, the number of shares issuable in 2023 was calculated based on the average of the reported closing price per share of our common stock on The Nasdaq Global Market over a 20 consecutive trading day period ending on and including the 2023 annual meeting of stockholders.

The Chairman of the Board and the chairperson of each of the committees of the Board are also entitled to a supplemental retainer, which may be paid, at each director's election, in cash or in restricted shares of our common stock. Specifically, the Chairman of the Board receives an additional $36,000 per year of service; the chairperson of the Audit Committee receives an additional $18,000 per year of service; the chairperson of the Compensation Committee receives an additional $12,000 per year of service; and the chairperson of the Nominating Committee receives an additional $10,000 per year of service. Each of the non-employee directors, other than the former Series A Directors, was paid his supplemental retainer in 2023 in cash.

During the fiscal year ended December 31, 2023, Michael Brodsky, Michael Casey, Charles Frumberg and Nani Maoz were paid cash retainers in the aggregate amounts of $105,000, $77,000, $59,000 and $59,000, respectively. In addition, each of Messrs. Brodsky, Casey, Frumberg and Maoz received an award of 20,562 in restricted shares of common stock in consideration for his services as a director of the Company, which were granted on July 26, 2023 pursuant to the 2018 Plan. All such restricted stock awards were scheduled to vest as to 100% of such shares on the first anniversary of the date of grant, provided that the non-employee director was then serving as a director of the Company. In connection with consummation of the MiX Combination, these awards vested in full on April 2, 2024. Each of Mr. Bjork and Ms. Srinivasan, as the former Series A Directors, did not receive any compensation for their service as directors during the fiscal year ended December 31, 2023.

Our non-employee directors are not entitled to retirement, benefit or other perquisite programs.

The following table provides certain information with respect to the compensation paid to our non-employee directors during the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)[1]		Stock Awards ($)[2][3]		Option Awards ($)[4]		Total ($)	
Anders Bjork[5]		—		—		—		—
Michael Brodsky	$	105,000	$	57,574		—	$	162,574
Michael Casey	$	77,000	$	57,574		—	$	134,574
Charles Frumberg	$	59,000	$	57,574		—	$	116,574
Nani Maoz	$	59,000	$	57,574		—	$	116,574
Medhini Srinivasan[5]		—		—		—		—

(1) The amount under this column reflects the aggregate amount of cash retainers paid to each non-employee director.

(2) The amounts under this column reflect the aggregate grant date fair value of 20,562 restricted shares of our common stock granted to each of Michael Brodsky, Michael Casey, Charles Frumberg, and Nani Maoz, under the 2018 Plan on July 26, 2023, each computed in accordance with ASC 718, disregarding any service-based vesting conditions. For a discussion of the assumptions we made in valuing the stock awards, see "Note 3[Q] – Summary of Significant Accounting Policies – Stock-based compensation" and "Note 10 – Stock-Based Compensation" in the notes to our consolidated financial statements contained in our 2023 Annual Report. The amounts set forth under this column do not include the restricted shares of common stock granted in lieu of cash for fees set forth under the column "Fees Earned or Paid in Cash." Each of the restricted stock awards granted to Messrs. Brodsky, Casey, Frumberg and Maoz vested in full upon consummation of the MiX Combination.

(3) At December 31, 2023, each of Messrs. Brodsky, Casey and Frumberg held 20,562 shares of unvested restricted stock, and neither Anders Bjork nor Medhini Srinivasan held any shares of unvested restricted stock.

(4) At December 31, 2023, Mr. Brodsky held options to purchase 95,000 shares of our common stock and each of Messrs. Casey and Frumberg held options to purchase 45,000 shares of our common stock. Mr. Bjork, Mr. Maoz and Ms. Srinivasan did not hold any options to purchase shares of our common stock at December 31, 2023.

(5) Mr. Bjork and Ms. Srinivasan did not receive any compensation for their service as directors during the fiscal year ended December 31, 2023.

As of the closing date of the MiX Combination, each of Mr. Bjork, Mr. Casey, Mr. Frumberg, Mr. Maoz and Ms. Srinivasan resigned as a director of Powerfleet.

Process for Sending Communications to the Board of Directors

The Board has established a procedure that enables stockholders to communicate in writing with members of the Board. Any such communication should be addressed and sent to our Corporate Secretary at c/o Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677. Any such communication must state, in a conspicuous manner, that it contains a stockholder communication and that it is intended for distribution to the entire Board or to one or more members of the Board, as applicable. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed. Under the procedures established by the Board, upon the Corporate Secretary's receipt of such a communication, our Corporate Secretary will send a copy of such communication to each member of the Board or to the applicable director(s), identifying it as a communication received from a stockholder. Absent unusual circumstances, at the next regularly scheduled meeting of the Board held more than two days after such communication has been distributed, the Board will consider the substance of any such communication.

Code of Ethics

We have a code of ethics (the "Code of Ethics") that applies to our Chief Executive Officer, Chief Financial Officer, Controller and Treasurer. A copy of our Code of Ethics can be found on our website at www.powerfleet.com. The Code of Ethics also is available in print, free of charge, to any stockholder who requests a copy by writing to the Company at the following address: Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677, Attention: Corporate Secretary. Our Code of Ethics is intended to be a codification of the business and ethical principles that guide the Company, and to deter wrongdoing, to promote honest and ethical conduct, to avoid conflicts of interest, and to foster full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations and accountability for adherence to this code. We will post any amendment to the Code of Ethics, as well as any waivers that are required to be disclosed by the rules of the SEC or The Nasdaq Stock Market LLC, on our website.

Certain Relationships and Related Transactions

Our policy prohibits conflicts between the interests of our employees, officers and directors and our company. A conflict of interest exists when an employee, officer, or director's personal interest interferes or may interfere with the interests of the Company. When it is deemed to be in the best interests of our company and our stockholders, the Audit Committee may grant waivers to employees, officers and directors who have disclosed an actual or potential conflict of interest, which waivers are subject to approval by our Board. This policy is included in our Code of Business Conduct and Ethics for Employees, Officers and Directors.

In accordance with its charter, the Audit Committee is responsible for annually reviewing any transactions or series of similar transactions to which we are or were a party and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person's immediate family, have had or will have a direct or indirect material interest. Our Audit Committee's procedures for reviewing related party transactions are not in writing. Since January 1, 2023, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company is or was a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person's immediate family, have had or will have a direct or indirect material interest. As of August 1, 2024, our common stock is the Company's only class of voting securities.

REPORT OF THE AUDIT COMMITTEE

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in those filings, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

The Audit Committee of the Board of Directors is currently comprised solely of independent directors meeting the requirements of applicable rules of the SEC and of The Nasdaq Stock Market LLC. All members of the Audit Committee were appointed by the Board. The Audit Committee operates pursuant to a written charter adopted by the Board. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. As more fully described in the charter, the purpose of the Audit Committee is to provide general oversight of the Company's financial reporting, integrity of financial statements, internal controls and internal audit functions.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, and internal controls and procedures designed to ensure compliance with applicable accounting standards, laws and regulations. The Company's independent registered public accounting firm, which was Ernst & Young LLP for the fiscal year ended December 31, 2023, is responsible for performing an independent audit of the Company's financial statements in accordance with standards of the Public Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion in its report on those financial statements.

The Audit Committee reviewed the Company's audited financial statements for the year ended December 31, 2023 and met with both management and Ernst & Young LLP to discuss those financial statements and Ernst & Young LLP's related opinion.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 1301, Communications with Audit Committees.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence and has discussed with Ernst & Young LLP its independence.

Based on its review and the meetings, discussions and reports described above, and subject to the limitations of its role and responsibilities referred to above and in its charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023, be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

Members of the Audit Committee:

Michael McConnell, Chairperson
Michael Brodsky
Ian Jacobs

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This discussion presents the principles underlying our executive officer compensation program. Our goal in this discussion is to provide the reasons why we award compensation as we do and to place in perspective the data presented in the tables that follow this discussion. The focus is primarily on compensation of our executive officers for the fiscal year ended December 31, 2023, but some historical and forward-looking information is also provided to put such year's compensation information in context. The information presented herein relates to the following individuals who are considered "named executive officers" ("NEOs") under applicable rules and regulations of the SEC: (i) Steve Towe, who has served as our Chief Executive Officer since January 5, 2022, (ii) David Wilson, who has served as our Chief Financial Officer since January 4, 2023, and (iii) Jim Zeitunian, who has served as our Chief Technology Officer since February 14, 2022.

Compensation Philosophy and Objectives

We attempt to apply a consistent philosophy to compensation for all employees, including senior management. This philosophy is based on the premises that our success is dependent upon the efforts of each employee and that a cooperative, team-oriented environment is an essential part of our culture. We believe in the importance of rewarding our employees for our successes, which is why we emphasize pay-for-performance incentive compensation. Particular emphasis is placed on broad employee equity participation through the use of stock options and restricted stock awards, as well as on annual cash bonuses linked to achievement of our corporate performance goals. We considered the results of the "say-on-pay" proposal with respect to executive compensation presented to the stockholders at our 2023 annual meeting held on July 20, 2023, and in light of the support the proposal received, we continue to emphasize pay-for-performance incentive compensation, as explained in detail in this Compensation Discussion and Analysis.

Our compensation programs for our NEOs are designed to achieve a variety of goals, including:

- attracting and retaining talented and experienced executives;
- motivating and rewarding executives whose knowledge, skills and performance are critical to our success;
- aligning the interests of our executives and stockholders by motivating executives to increase stockholder value in a sustained manner; and
- providing a competitive compensation package which rewards achievement of our goals.

Total compensation paid to our executive officers is influenced significantly by the need to attract and retain management employees with a high level of expertise and to motivate and retain key executives for our long-term success. Some of the components of compensation, such as base salary, are generally fixed and do not vary based on our financial and other performance. Some components, such as cash incentive bonuses and certain stock option awards, are dependent upon the achievement of certain goals approved by the Compensation Committee; and for such purpose, the Compensation Committee considers goals for executive officers (other than our Chief Executive Officer) recommended by our Chief Executive Officer, and includes him in its discussions with respect to such goals. Furthermore, the value of certain of these components, such as stock options and restricted stock, is dependent upon our future stock price.

We compensate our executive officers in these different ways in order to achieve different goals. Cash compensation, for example, provides executive officers with a minimum base salary. Cash incentive bonuses are generally linked to the achievement of financial and business goals (as described in greater detail below) and are intended to reward executive officers for our overall performance. Stock option and restricted stock awards are intended to link our executive officers' longer-term compensation with the performance of our stock and to build executive ownership positions in our stock. This encourages our executive officers to remain with us and to act in ways intended to maximize stockholder value, and serves to penalize them if we and/or our stock fails to perform to expectations.

20

We view the three components of our executive officer compensation as related but distinct. Although the Compensation Committee does review total compensation, it does not believe that compensation derived from one component of compensation necessarily should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on its historical practices with the individual and our view of individual performance and other information we deem relevant. The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. We have not reviewed wealth and retirement accumulation as a result of employment with us and have only focused on fair compensation for the year in question.

The Compensation Committee monitors the results of the annual advisory "say-on-pay" proposal and incorporates such results as one of many factors considered in connection with the discharge of its responsibilities. At our 2023 annual meeting of stockholders, the stockholders approved, on an advisory basis, the compensation of the NEOs, and in light of such approval, the Compensation Committee continued with its performance-based compensation philosophy and its balanced approach to the components of its compensation program.

Elements of Executive Officer Compensation

Base Salary. We pay our executive officers a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program. We believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the particular executive's position, responsibility, experience, skills and expected contributions during the coming year and such individual's performance during the prior year. We also have generally sought to align base compensation levels comparable to our competitors and other companies in similar stages of development. We do not view base salaries as primarily serving our objective of paying for performance, but in attracting and retaining the most qualified executives necessary to run the Company's business. The Company continues to focus on a pay-for-performance structure, which is discussed below.

Cash Incentive Bonus Program. The primary objective of our annual cash incentive bonus program is to motivate and reward our employees, including our NEOs, for meeting our short-term objectives using a pay-for-performance program with objectively determinable performance goals. Each of Messrs. Towe, Wilson and Zeitunian was eligible to receive a cash incentive bonus under our Global Bonus Plan (the "GBP") for the fiscal year ended December 31, 2023, which is discussed below.

Global Bonus Plan. The objectives of the GBP for 2023 are to align the interests of senior management with the Company's performance goals. The GBP focuses on rewarding executives for the achievement of financial objectives with competitive financial incentives and provides a systemic plan for establishing definitive performance goals. Under the GBP for 2023, our performance goals are based on (i) revenue growth, (ii) profitability based on adjusted EBITDA and (iii) subscriber renewal.

Awards payable under the GBP for 2023 were calculated as a percentage of the executive's base salary. The target award under the GBP for 2023 for each of Messrs. Towe, Wilson and Zeitunian was set at 100%, 75%, and 50% of his base salary, respectively. Under the GBP for 2023, 45% of each executive's target award could be earned based on the achievement of (a) a global revenue target of $148.2 million and specified revenue targets for each foreign territory in which we do business for the 2023 fiscal year and (b) a global adjusted EBITDA target of $12.5 million and specified adjusted EBITDA targets for each foreign territory in which we do business for the 2023 fiscal year, and 10% of each executive's target award could be earned based on us having a target subscriber renewal rate of 90% for the 2023 fiscal year. The portion of each executive's bonus award that was tied to the revenue target could be pro-rated based on the amount of revenue actually achieved for the 2023 fiscal year starting at 90%, and being capped at 120%, of the revenue target. The portion of each executive's bonus award that was tied to the adjusted EBITDA target could be pro-rated based on the amount of adjusted EBITDA actually achieved for the 2023 fiscal year starting at 100%, and being capped at 120%, of the adjusted EBITDA target. Based on our financial results for the fiscal year ended December 31, 2023 and our subscriber renewal rate, each of Messrs. Towe, Wilson and Zeitunian received annual bonuses under the GBP for 2023 in the aggregate amounts of $214,625, 132,563 and $63,125, respectively.

Equity Compensation. We believe that stock option and restricted stock awards are an important long-term incentive for our executive officers and employees and that our stock option and restricted stock award program has been effective in aligning officer and employee interests with those of our stockholders. We review our equity compensation plans annually. Employees are eligible for annual stock option and restricted stock award grants. These options and grants are intended to produce value for each executive officer if (i) our stockholders derive significant sustained value and (ii) the executive officer remains employed with us.

Historically, other than in connection with an incentive bonus program, the Company did not have any program, plan or obligation under which it was required to grant equity compensation to any executive officer on specified dates or upon the achievement of certain performance goals. The authority to make equity grants to executive officers rests with the Compensation Committee and the Board, although, as noted, the Compensation Committee and the Board do consider the recommendations of our Chief Executive Officer in setting the compensation of our other executive officers.

Severance and Change-in-Control Benefits. We describe certain severance and change-in-control benefits applicable to Mr. Towe, our current Chief Executive Officer, and Mr. Wilson, our current Chief Financial Officer, under the captions "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below.

Benefits. The executive officers participate in all of our employee benefit plans, such as medical and 401(k) plans, on the same basis as our other employees.

Perquisites. Our use of perquisites as an element of compensation is very limited. We do not view perquisites as a significant element of our comprehensive compensation structure.

Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 ("ASC 718"), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Employment Agreements

The Company has not entered into employment agreements with any of its executive officers.

Severance Arrangements

The Company is a party to a severance agreement with Mr. Towe, which provides Mr. Towe with certain severance and change in control benefits upon the occurrence of certain events.

The severance agreement with Mr. Towe provides Mr. Towe with certain severance and change in control benefits upon the occurrence of one of the following events: (i) the termination of Mr. Towe's employment by the Company without cause (a "Trigger Event") or (ii) the termination of Mr. Towe's employment by the Company without cause or Mr. Towe's resignation for good reason within six months following a change in control event (a "Change in Control Trigger Event").

Under the terms of the severance agreement with Mr. Towe, subject to Mr. Towe's delivery of a general release to the Company, Mr. Towe will be entitled to the following upon a Trigger Event or Change in Control Trigger Event: (i) cash payments at twice the rate of his annual base salary as in effect immediately prior to the Trigger Event or Change in Control Trigger Event, as the case may be, for a period of 12 months, made as a series of separate payments that are payable in accordance with the Company's standard payroll practices; (ii) a waiver of any remaining portion of Mr. Towe's healthcare continuation payments under COBRA for the 12-month severance period, provided that he timely elects COBRA coverage and continues to make contributions for such coverage equal to his contribution amount in effect immediately preceding the date of his termination of employment; (iii) partial accelerated vesting of his previously granted stock options and restricted stock awards, such that (to the extent not already then vested) a portion of these awards shall vest and/or become exercisable, in each case on a pro-rated basis that takes into account the number of months elapsed since the date of grant as compared to the scheduled vesting date (provided that the terms of the Company's equity compensation plans shall continue to govern acceleration of vesting in the event of a change of control as defined in such plan); and (iv) any bonus that would have otherwise been payable to Mr. Towe for the calendar year prior to termination.

As a condition to the Company's obligations under the severance agreement with Mr. Towe, Mr. Towe also executed and delivered to the Company a restrictive covenants agreement containing covenants regarding confidentiality, assignment of inventions, non-competition and non-solicitation.

The Company is also party to an employee covenants agreement with Mr. Wilson, which provides him with certain severance benefits if Mr. Wilson is terminated by the Company involuntarily without cause and/or for reasons not related to Mr. Wilson's performance.

The employee covenants agreement with Mr. Wilson provides that if the Company terminates Mr. Wilson without cause and/or for reasons not related to Mr. Wilson's performance, subject to Mr. Wilson's delivery of a general release to the Company, Mr. Wilson will be entitled to the following: (i) cash payment equal to six months of Mr. Wilson's annual base salary; (ii) a pro rata portion of any target annual bonus that would have been payable to Mr. Wilson with respect to the year of termination; and (iii) partial accelerated vesting of previously granted stock options and restricted stock awards, such that (to the extent not already then vested) the portion of these awards that would have vested in the calendar year Mr. Wilson is terminated will be deemed to have vested and/or became exercisable.

In addition, under the terms of the employee covenants agreement, Mr. Wilson agreed to covenants regarding, among other things, confidentiality, assignment of inventions, non-competition and non-solicitation.

Summary Compensation Table

The following table, which should be read in conjunction with the explanations provided above, sets forth summary compensation information for the years ended December 31, 2023 and 2022 for our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Total ($)
Steve Towe	2023	425,000	216,667	2,178,000	—	214,625	3,034,292
Chief Executive Officer	2022	425,000	216,667	962,000	1,191,387	228,013	3,023,067
David Wilson	2023	350,000	—	196,500	560,897	132,563	1,239,960
Chief Financial Officer							
Jim Zeitunian	2023	250,000	—	—	—	63,125	313,125
Chief Technology Officer	2022	220,673	—	145,600	146,971	67,063	580,307

(1) The dollar amounts shown under the heading "Bonus" with respect to Steve Towe for 2022 and 2023 represent the first and second installments, respectively, of a retention bonus of $650,000.

(2) The dollar amounts shown under the headings "Stock Awards" and "Option Awards" with respect to each of the Named Executive Officers for the fiscal years ended December 31, 2023 and 2022 reflect the aggregate grant date fair value of restricted stock and option awards granted in the fiscal year indicated, computed in accordance with ASC 718, disregarding service-based vesting conditions. For a discussion of the assumptions we made in valuing the stock and option awards, see "Note 3[Q] — Summary of Significant Accounting Policies — Stock-based compensation" and "Note 10 — Stock-Based Compensation" in the notes to our consolidated financial statements contained in our 2023 Annual Report.

(3) The dollar amounts shown under the heading "Non-Equity Incentive Plan Compensation" (i) for each of Messrs. Towe, Wilson and Zeitunian for 2023 represent bonus earned for such fiscal year pursuant to the GBP for 2023 and (ii) for each of Messrs. Towe and Zeitunian for 2022 represent bonus earned for such fiscal year pursuant to the GBP for 2022.

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information concerning outstanding equity awards held by each of our NEOs at December 31, 2023.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steve Towe	125,000	375,000	4.81	1/5/2032 (3)	1,050,000	3,591,000	—	—
	—	875,000	10.50	1/5/2032 (4)	—	—	—	—
	—	1,250,000	14.00	1/5/2032 (5)	—	—	—	—
	—	2,000,000	21.00	1/5/2032 (6)	—	—	—	—
David Wilson	—	130,000	3.00	1/4/2033 (3)	75,000	256,500	—	—
	—	275,000	3.00	1/4/2033 (7)	—	—	—	—
Jim Zeitunian	20,000	60,000	3.64	2/14/2032 (3)	30,000	102,600	—	—
	—	160,000	3.64	2/14/2032 (7)	—	—	—	—

(1) Represents restricted shares issued under the 2018 Plan.

(2) Calculated based on $3.42 per share, the closing price per share of our common stock, as reported on The Nasdaq Global Market, on December 29, 2023.

(3) These option awards were scheduled to vest over a four-year period, such that twenty-five percent (25%) of the options vests on each of the first, second, third and fourth anniversaries of the date of grant, provided that the holder was an employee of the Company on each such anniversary. In connection with consummation of the MiX Combination, these awards vested in full on April 2, 2024.

(4) These option awards will vest and become exercisable in full immediately upon the volume weighted average price of our common stock during a consecutive 60 trading day period (the "60 Day VWAP") reaching $10.50, provided that the holder is an employee of the Company on such date.

(5) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $14.00, provided that the holder is an employee of the Company on such date.

(6) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $21.00, provided that the holder is an employee of the Company on such date.

(7) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $12.00, provided that the holder is an employee of the Company on such date.

Potential Payments Upon Termination or Change in Control

Potential Payments Upon Termination or Change in Control under Severance Arrangements

As described above under the caption "Severance Arrangements," the Company has entered into a severance agreement with Mr. Towe. This severance agreement provides for severance payments or other compensation upon the termination of such executive's employment or a change in control with respect to the Company. The Company has also entered into an employee covenants agreement with Mr. Wilson, which provides for severance payments or other compensation upon the termination of such executive's employment.

Potential Payments Upon Termination or Change in Control under Equity Compensation Plans

Our 2018 Plan provides that, unless the Compensation Committee provides otherwise in advance of the grant, in the event of a "change in control," if the employee or service provider is terminated other than for "cause" (as defined in the 2018 Plan) within one year of such change in control or leaves for "good reason" (as defined in the 2018 Plan), options and restricted stock (including restricted stock units) shall vest. In addition, unless otherwise determined by the Compensation Committee, the payout of performance stock units and performance shares shall be determined exclusively by the attainment of the performance goals established by the Compensation Committee, which may not be modified after the change in control, and the Company will not have the right to reduce the awards for any other reason.

For purposes of the 2018 Plan, a "change in control" means the occurrence of any of the following events: (i) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the board of directors of the Company and any new director whose election by the board of directors or nomination for election by the Company's stockholders was approved by a vote of a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

Risk Considerations

We do not believe that our compensation practices and policies for our employees, including our executive officers, create risks or are likely to create risks that are reasonably likely to have a material adverse effect on us or our results of operations or financial condition.

Clawback Policy

The Company adopted a Dodd-Frank Clawback Policy on November 30, 2023 (the "Clawback Policy"), a copy of which is filed with the SEC as an exhibit to our Annual Report, that complies with the new SEC rules under the Dodd-Frank Act and related Nasdaq listing requirements. The Clawback Policy provides that, in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under federal securities laws, erroneously awarded incentive-based compensation received by current and former executive officers during the three completed fiscal years immediately preceding the date that the Company is required to prepare such accounting restatement are subject to recovery by the Company. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether an executive officer was responsible for the erroneous financial statements. The Company's right of recovery under the Clawback Policy is in addition to any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to other Company policies or agreements.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" (as defined by SEC rules) ("CAP") and certain financial performance measures of the Company. See "Executive Compensation — Compensation Discussion and Analysis" for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions.

Pay Versus Performance Table

The table below provides information for each of the years ended December 31, 2023, 2022 and 2021 with respect to the compensation, as calculated under SEC rules, of our principal executive officers ("PEOs"), which includes both our current and former Chief Executive Officers, the average compensation of our other NEOs, and certain performance measures specified under SEC rules.

Year	PEOs[1] Towe Summary Compensation Table Total	Wolfe Summary Compensation Table Total	Towe Compensation Actually Paid[2]	Wolfe Compensation Actually Paid[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[2][3]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[4]	Net Loss (in thousands) [5]
2023	$ 3,034,292	$ —	$ 4,868,548	$ —	$ 776,542	$ 1,035,592	$ 46.03	$ 5,675
2022	$ 3,023,067	$ 346,700	$ 5,151,430	$ (1,150,633)	$ 741,832	$ 1,067,384	$ 36.20	$ 6,754
2021	$ —	$ 1,303,233	$ —	$ 248,009	$ 604,267	$ (6,846)	$ 63.80	$ 12,766

(1) Chris Wolfe, our former Chief Executive Officer, served as our PEO for the year ended December 31, 2021 and through January 4, 2022. Steve Towe, our current Chief Executive Officer, has served as our PEO since January 5, 2022.

(2) The dollar amounts reported in these columns represent the amount of CAP to our PEOs and non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K. These dollar amounts do not reflect the actual amount of compensation earned by or paid to our PEOs and non-PEO NEOs during the applicable year.

(3) For the 2023 fiscal year, our non-PEO NEOs were David Wilson and Jim Zeitunian. For the 2022 fiscal year, our non-PEO NEOs were Jim Zeitunian and Patrick Maley, our former Chief Revenue Officer. For the 2021 fiscal year, our non-PEO NEOs were Ned Mavrommatis, our former Chief Financial Officer, and Elizabeth Elkins, our former Chief Product Officer.

(4) Total Shareholder Return ("TSR") assumes $100 was invested in our common stock on December 31, 2020.

(5) Represents the amount of net loss, as reflected in the Company's audited financial statements for the applicable year and as restated for 2022 and 2021 in accordance with the restatement of certain financial information in the Company's audited financial statements for the years ended December 31, 2022 and 2021.

Reconciliation of Summary Compensation Table ("SCT") Total to CAP

In the calculation of CAP presented in the table above, the table below provides the amounts that were deducted from, and added to, the SCT total.

	2023		2022			2021	
	Towe PEO	Average Other NEOs	Towe PEO	Wolfe Former PEO	Average Other NEOs	Wolfe Former PEO	Average Other NEOs
SCT Total	**$3,034,292**	**$ 776,542**	**$ 3,023,067**	**$ 346,700**	**$ 741,832**	**$ 1,303,233**	**$ 604,267**
Adjustments:							
Deduct: amounts reported in "Stock Awards" and "Option Awards" columns in SCT	2,178,000	378,698	(2,153,387)	—	(360,823)	(688,550)	(268,136)
Add: year-end fair value of awards granted during covered fiscal year that were outstanding and unvested at year-end	3,078,000	575,994	4,281,750	—	686,375	424,965	165,490
Add: year-over-year change in fair value (whether positive or negative) at year-end of awards granted in prior fiscal years that were outstanding and unvested at the end of the covered fiscal year	896,067	57,065	—	—	—	(756,825)	(317,456)
Add: fair value as of the vesting date for awards that were granted and vested in the same year	—	—	—	—	—	148,501	55,828
Add: change as of the vesting date (from the end of the prior fiscal year) in fair value (whether positive or negative) of any awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of the covered fiscal year	38,189	4,688	—	7,452	—	(183,315)	(59,883)
Subtract: fair value at the end of the prior fiscal year for any awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	—	—	(1,504,785)	—	—	(186,596)
Total Adjustments	**$1,834,256**	**$ 259,049**	**$ 2,128,363**	**$(1,497,333)**	**$ 325,552**	**$(1,055,224)**	**$(610,753)**
CAP	**$4,868,548**	**$1,035,592**	**$ 5,151,430**	**$(1,150,633)**	**$1,067,384**	**$ 248,009**	**$ (6,486)**

Analysis of the Information Presented in the Pay Versus Performance Table

As discussed in more detail under "Compensation Discussion and Analysis" above, our compensation philosophy is to, among other things, emphasize pay-for-performance incentive compensation. The CAP to our PEO and average CAP to our non-PEO NEOs decreased from 2022 to 2023, despite a year-over-year improvement in GAAP net loss. Our TSR increased from 2022 to 2023, despite our CAP decreasing during this period. We believe this reflects our strategic focus on long-term performance metrics and cost management, which allows us to ensure a competitive and performance-driven compensation structure that rewards sustainable contributions and fosters long-term value creation for our stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of shares of our common stock as of August 1, 2024 by:

- each stockholder known by us to own beneficially more than 5% of our outstanding common stock;
- each of our NEOs;
- each of our current directors and director nominees; and
- all of our current directors and executive officers as a group.

To our knowledge, except as set forth in the footnotes to the table and subject to applicable community property laws, each person or entity named in the table has sole voting and disposition power with respect to the shares set forth opposite such person's or entity's name. The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days of August 1, 2024, through the exercise of stock options, warrants or other convertible securities or any other right. Shares of our common stock that a person has the right to acquire within 60 days of August 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person (except with respect to the percentage ownership of all directors and executive officers as a group). As used in this Proxy Statement, "voting power" is the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares.

The number and percentage of shares beneficially owned is computed on the basis of 107,578,010 shares of our common stock outstanding as of August 1, 2024. The information in the following table regarding the beneficial owners of more than 5% of our common stock is based upon information supplied by our principal stockholders or set forth in Schedules 13D and 13G filed with the SEC. The determination that there were no other persons, entities or groups known to the Company to beneficially own more than 5% of the Company's outstanding common stock was based on a review of all statements filed with the SEC with respect to the Company pursuant to Section 13(d) or 13(g) of the Exchange Act.

The address for those persons for which an address is not otherwise provided is c/o Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Outstanding[1]
5% Stockholders:		
Private Capital Management, LLC		
8889 Pelican Bay Boulevard		
Suite 500		
Naples, FL 34108	6,857,125(2)	6.37%
Current Executive Officers:		
Jonathan Bates	71,785(3)	*
Melissa Ingram	133,566(4)	*
Offer Lehmann	97,000(5)	*
Catherine Lewis	508,020(6)	*
Charles Tasker	1,307,033(7)	1.21%
Steve Towe	1,161,754(8)	1.08%
David Wilson	180,603(9)	*
Jim Zeitunian	113,220(10)	*
Current Non-Employee Directors:		
Michael Brodsky	458,706(11)	*
Ian Jacobs	4,412,596(12)	4.10%
Andrew Martin	22,342(13)	*
Michael McConnell	30,528(14)	*
All current directors and executive officers as a group (11 individuals)	**8,497,153**	**7.79%**

* Represents less than 1% of the outstanding shares of our common stock.

(1)   Ownership percentages are based on 107,578,010 shares of common stock of the Company outstanding as of August 1, 2024.

(2)   Based on information contained in the Schedule 13D filed with the SEC on May 6, 2024, Private Capital Management, LLC, a Delaware limited liability company, beneficially owns an aggregate of 6,857,125 shares of our common stock, with shared voting and dispositive power over 3,730,594 shares, and sole voting and dispositive power over 3,126,531 shares.

(3)   This number consists of shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(4)   This number includes 90,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(5)   This number includes 65,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(6)   This number includes 185,048 shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(7)   This number includes (i) 309,880 shares of our common stock held by Mr. Tasker's wife and (ii) 239,287 shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(8)   This number includes 500,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(9)   This number includes 130,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(10)   This number includes 80,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(11)   This number includes (i) 76,000 shares of our common stock held by Vajra Fund I, L.P., of which Mr. Brodsky is the general partner, and (ii) 107,500 shares of our common stock issuable upon exercise of options which are currently exercisable or will become exercisable within 60 days of August 1, 2024.

(12)   This number includes (i) 4,351,350 shares of our common stock held by 786 Partners LP and 402 Fund LP, over which Mr. Jacobs has voting and investment power, and (ii) 12,500 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

(13)   This number includes 2,152 shares of our common stock held by Mr. Martin's children.

(14)   This number includes 12,500 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of August 1, 2024.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC statements on Form 3, Form 4 and Form 5 of ownership and changes in ownership. Officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) reports that they file.

Based solely upon a review of Forms 3, 4 and 5 and any amendments to those forms that have been furnished to us, we believe that all parties subject to the reporting requirements of Section 16(a) filed all such required reports during and with respect to the fiscal year ended December 31, 2023, except that each of Michael Brodsky, our Chairman, and Michael Casey and Charles Frumberg, former directors of the Company, filed late a Form 4 with respect to transactions that occurred on July 28, 2023.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Deloitte & Touche ("Deloitte") as our independent registered public accounting firm to audit our financial statements for the current fiscal year, subject to the ratification of such appointment by our stockholders. Representatives of Deloitte are expected to be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Change in Independent Registered Public Accounting Firm

On July 19, 2024, the Audit Committee approved the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025, subject to satisfactory completion of Deloitte's client acceptance procedures, which are in the process of being completed, and dismissed Ernst & Young LLP ("EY") as our independent registered public accounting firm, effective upon the filing of our Transition Report on Form 10-KT for the transition period from January 1, 2024 to March 31, 2024.

EY's report on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 neither contained an adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles, except that EY's audit report on our consolidated financial statements as of and for the year ended December 31, 2023 contained an explanatory paragraph related to the restatement of the 2022 and 2021 consolidated financial statements.

During our two most recent fiscal years and the subsequent interim period through July 19, 2024, (i) we did not have any disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such years, and (ii) there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K, except for (a) EY's communication of material weaknesses in internal control over financial reporting as of December 31, 2023 related to the design and operation of controls related to the determination of standalone selling price, capitalized software, the Movingdots GmbH business combination, valuation of goodwill, measurement and valuation of the convertible redeemable preferred stock and the financial statement close process, which included the information technology general controls in the areas of user access and change management over key information technology systems that support our financial reporting processes, the related process-level information technology dependent manual controls and application controls; and (b) EY's communication of material weaknesses in internal control over financial reporting as of December 31, 2022 related to the determination of standalone selling price, capitalized software costs and the financial statement close process.

We previously provided EY with a copy of the disclosures above and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the statements and, if not, stating the respects in which it does not agree. A copy of EY's letter, dated July 24, 2024, was filed as Exhibit 16.1 with our Current Report on Form 8-K filed with the SEC on July 24, 2024.

Fees and Services of Independent Registered Certified Public Accounting Firm

The fee information presented below relates to professional audit services and other services rendered by EY, our independent registered public accounting firm for the fiscal years ending December 31, 2023 and 2022.

Audit Fees

The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements, comfort letters, statutory and subsidiary audits, consents and assistance with review of documents filed with the SEC for the fiscal years ended December 31, 2022 and December 31, 2023 were $1,550,000 and $2,586,000, respectively. For the fiscal years ended December 31, 2022 and 2023, aggregate audit fees included fees for the audit of the effectiveness of the Company's internal control over financial reporting required by the Sarbanes-Oxley Act.

Audit-Related Fees

The aggregate fees billed by EY for audit-related services reasonably related to the performance of the audit or review of the Company's financial statements during the fiscal years ended December 31, 2022 and December 31, 2023 were $0 and $66,950, respectively.

Tax Fees

The aggregate fees billed by EY for professional services rendered for tax compliance, tax advice or tax planning during the fiscal years ended December 31, 2022 and December 31, 2023 were $222,000 and $235,000, respectively.

All Other Fees

The aggregate fees billed by EY for products or professional services rendered during the fiscal years ended December 31, 2022 and December 31, 2023 were $2,500 and $0, respectively, in addition to the services described under the captions "Audit Fees" and "Tax Fees" above, which primarily consisted of fees related to a subscription for EY thought leadership and accounting guidance in 2022.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm. For audit services, each year the independent registered public accounting firm provides the Audit Committee with an engagement letter outlining the scope of the audit services proposed to be performed during the year, which must be formally accepted by the Audit Committee before the audit commences. The independent registered public accounting firm also submits an audit services fee proposal, which also must be approved by the Audit Committee before the audit commences. None of the fees for services described above under the captions "Tax Fees" or "All Other Fees" approved by the Audit Committee were approved pursuant to the exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2025.

PROPOSAL NO. 3

ADVISORY VOTE ON THE COMPANY'S EXECUTIVE COMPENSATION

In accordance with recently adopted Section 14A of the Exchange Act, which was added under the Dodd-Frank Act, we are asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. Our executive compensation programs are designed to support the Company's long-term success. As described above in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

● to provide a total rewards package to our executives that are competitive with our peer companies;

● to attract and retain key talent; and

● to link pay to performance by providing incentives that promote short and long-term financial growth and stability to continuously enhance stockholder value.

We believe that our performance-based executive compensation programs provide incentives that are aligned with the best interests of our stockholders and have facilitated the Company's performance.

We urge stockholders to read the "Compensation Discussion and Analysis" above, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative contained herein, which provide detailed information on the compensation of our NEOs. The Board believes that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our NEOs reported in this Proxy Statement has supported and contributed to the Company's success.

Accordingly, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Powerfleet, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement relating to the Company's 2024 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL NO. 3 AND APPROVE, ON AN ADVISORY BASIS, THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO THE POWERFLEET, INC. 2018 INCENTIVE PLAN

The Board has adopted and is seeking stockholder approval of an amendment to the 2018 Plan to increase the number of shares of common stock that are available for issuance thereunder by 10,000,000 shares, all of which would be available for issuance as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended (the "Code"). The 2018 Plan was originally approved by the I.D. Systems board of directors on April 25, 2018 and I.D. Systems stockholders originally approved the 2018 Plan on June 14, 2018. The 2018 Plan was subsequently amended and renamed the Powerfleet, Inc. 2018 Incentive Plan in connection with our acquisition of Pointer in October 2019.

As of August 1, 2024, 1,950,611 shares of common stock remained available for issuance pursuant to future grants or awards under the 2018 Plan. The Board believes that an adequate reserve of shares available for issuance under the 2018 Plan is necessary to enable the Company to attract, motivate, and retain key employees, directors, advisors to and consultants through the use of competitive incentives that are tied to stockholder value. As a result of the integration of the Company's and MiX Telematics' businesses and employees following the MiX Combination, the number of shares currently available under the 2018 Plan no longer allows for sufficient authority and flexibility to adequately provide for future incentives. The Board has determined that it is in the best interest of the stockholders to adopt and seek stockholder approval of the Plan Amendment. If stockholders do not approve the Plan Amendment, the 2018 Plan will remain in place in accordance with its current terms.

Summary of the 2018 Plan

The following is a summary of the material terms of the 2018 Plan, as amended by the Plan Amendment. This summary is not complete and is qualified in its entirety by reference to the full text of the Plan Amendment which is attached to this Proxy Statement as **Annex A** and the 2018 Plan, as amended by the Plan Amendment, attached to this Proxy Statement as **Annex B**.

Purpose

The 2018 Plan allows the Company to provide employees, consultants, advisors and all members of the Board who are selected to receive awards under the 2018 Plan the opportunity to acquire an equity interest in the Company. The Board believes that equity incentives are a significant factor in attracting and motivating eligible persons whose present and potential contributions are important to the Company.

Key Provisions

The following is a summary of the key provisions of the 2018 Plan:

Plan Termination Date:	Ten years from the effective date, or June 14, 2028.
Eligible Participants:	Employees, directors, consultants and advisors (except that only employees are eligible for Incentive Stock Options).
Shares Authorized:	The sum of: (i) 17,500,000 shares of our common stock, plus (ii) the number of shares of our common stock which remain available for grants of options or other awards under the Company's 2015 Equity Compensation Plan and 2009 Non-Employee Director Equity Compensation Plan as of the effective date of the 2018 Plan, plus (iii) the number of shares of common stock that, after the effective date of the 2018 Plan, would again become available for issuance pursuant to the reserved share replenishment provisions of the Company's 2015 Equity Compensation Plan and 2009 Non-Employee Director Equity Compensation Plan as a result of stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares.

Award Types:	(1) Incentive Stock Options
	(2) Non-qualified Stock Options
	(3) Restricted Stock
	(4) Stock Appreciation Rights
	(5) Performance Bonus Awards
	(6) Deferred Stock
	(7) Restricted Stock Units
	(8) Dividend Equivalents
	(9) Performance Stock Units
	(10) Performance Share Awards
	(11) Other Stock-Based Awards

Vesting:	Determined by the Compensation Committee. Subject to the acceleration of vesting in certain circumstances as permitted under the terms of the 2018 Plan, each award under the 2018 Plan will have a minimum vesting period of one year, except that the Compensation Committee may determine in its discretion that up to 5% of the shares of common stock which may be issued under the 2018 Plan may be granted free of such minimum vesting provisions.
Not Permitted:	Repricing of stock options and amendments that under the Code or Nasdaq rules require stockholder approval.
Incentive Stock Option Limit:	No more than 17,000,000 shares may be issued pursuant to incentive stock options.
Limitation on Number of Shares Granted to Independent Directors:	The sum of the grant date fair value of equity-based awards and the amount of any cash- based awards granted to a non-employee director during any calendar year, under the 2018 Plan, may not exceed $500,000.

New Plan Benefits

We cannot currently determine the awards that may be granted under the Plan in the future to the executive officers named in this Proxy Statement, other officers, non-employee directors or other persons. The Compensation Committee will make such determinations from time to time.

Awards under the 2018 Plan

Stock Options. The 2018 Plan permits the Compensation Committee to issue incentive stock options and non-qualified stock options to participants, which directly link their financial success to that of the Company's stockholders. The Compensation Committee shall determine the number of shares subject to options and all other terms and conditions of the options, including vesting requirements. In no event, however, may the exercise price of a stock option be less than 100% of the fair market value of the Company's common stock on the date of the stock option's grant, nor may any option have a term of more than ten years. Except for adjustments based on changes in the corporate structure or as otherwise provided in the 2018 Plan, the terms of an option may not be amended to reduce the exercise price nor may options be canceled or exchanged for cash, other awards or options with an exercise price that is less than the exercise price of the original options.

Additionally, in the case of an incentive stock option granted to any individual who, at the date of grant, owns stock possessing more than 10% of the total combined voting power all classes of stock of the Company, such incentive stock option shall be granted at a price that is not less than 110% of fair market value on the date of grant and such incentive stock option shall be exercisable for no more than five years from the date of grant.

As of August 1, 2024, the fair market value of a share of the Company's common stock was $4.43.

Stock Appreciation Rights. The 2018 Plan permits the Compensation Committee to issue stock appreciation rights ("SARs"), either free-standing or in tandem with stock options. The Compensation Committee shall determine the number of SARs to be granted and other terms and conditions of the SARs. In no event, however, may the exercise of a SAR be less than 100% of the fair market value of the Company's common stock on the date of grant, and the terms shall not exceed ten years. SARs may be settled in cash, stock, or a combination of both.

Restricted Stock and Restricted Stock Units. The 2018 Plan permits the Compensation Committee to grant restricted stock awards. Each share of restricted stock shall be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Compensation Committee deems appropriate, including, but not by way of limitation, restrictions on transferability and continued employment. Holders of shares of restricted stock may vote the shares and receive dividends on such shares. Notwithstanding the foregoing, with respect to a share of restricted stock, dividends shall only be paid out to the extent that the share of restricted stock vests. The vesting period for restricted stock shall be determined by the Compensation Committee, which may accelerate the vesting of any such award. The Compensation Committee may also grant restricted stock units, which have substantially the same terms as restricted stock, except that units have no voting rights, and unless otherwise determined by the Compensation Committee, will not receive dividends or dividend equivalents (which in any event shall only be paid out to the extent that the restricted stock units vest). The Compensation Committee may also grant unrestricted stock under this provision.

Performance Shares and Performance Stock Units. The 2018 Plan permits the Compensation Committee to issue "performance shares" and "performance stock units." These are contingent incentive awards that are converted into stock and/or cash and paid out to the participant only if specific performance goals are achieved over performance periods, as set by the Compensation Committee. If the performance goals are not achieved, the awards are canceled or reduced. Performance shares are each equivalent in value to a share of common stock (payable in cash and/or stock), while performance stock units are equal to a specific amount of cash.

Stock Payments and Other Stock-Based Awards. The 2018 Plan also permits the Compensation Committee to grant awards of deferred stock, dividend equivalents, other stock-based awards, and performance bonus awards as provided in the 2018 Plan.

Eligible for Participation. Persons eligible to participate in the 2018 Plan include employees, directors, consultants and advisors, as determined by the Compensation Committee. Approximately 1,954 employees, 4 non-employee directors and no consultants and advisors are expected to be eligible to participate in the 2018 Plan.

Available Shares. The 2018 Plan authorizes the issuance of an aggregate number of shares of the Company's common stock equal to the sum of: (i) 17,500,000 shares of the Company's common stock, plus (ii) the number of shares of the Company's common stock which remain available for grants of options or other awards under the Company's 2015 Equity Compensation Plan and 2009 Non-Employee Director Equity Compensation Plan as of the effective date of the 2018 Plan, plus (iii) the number of shares of the Company's common stock that, after the effective date, would again become available for issuance pursuant to the reserved share replenishment provisions of the Company's 2015 Equity Compensation Plan and 2009 Non-Employee Director Equity Compensation Plan as a result of stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. In the event of a stock split, stock dividend, or other change in the corporate structure of the Company, as described in the 2018 Plan, affecting the shares that may be issued under the 2018 Plan, an adjustment shall be made in the number and class of shares which may be delivered under the 2018 Plan (including but not limited to individual grant limits). Upon termination of the 2018 Plan, no further awards may be issued under the 2018 Plan.

Minimum Vesting. Subject to the acceleration of vesting in certain circumstances as permitted under the terms of the 2018 Plan, each award under the 2018 Plan will have a minimum vesting period of one year, except that the Compensation Committee may determine in its discretion that up to 5% of the shares of common stock which may be issued under the 2018 Plan may be granted free of such minimum vesting provisions.

Other Information. The 2018 Plan may be amended in whole or in part by Board or the Compensation Committee with the approval of the Board and in certain circumstances with stockholder approval. Unless the Compensation Committee provides otherwise in advance of the grant, in the event of a Change in Control (as defined in the 2018 Plan), if the employee is terminated other than for "cause" within one year of a Change in Control or leaves for "Good Reason," options and restricted stock (including restricted stock units) shall vest. In addition, unless otherwise determined by the Compensation Committee, the payout of performance stock units and performance shares shall be determined exclusively by the attainment of the performance goals established by the Compensation Committee, which may not be modified after the Change in Control, and the Company will not have the right to reduce the awards for any other reason. "Good Reason" means in connection with a termination of employment by a participant within one year following a Change in Control, (i) a material adverse alteration in the participant's position or in the nature or status of the participant's responsibilities from those in effect immediately prior to the Change in Control, or (ii) any material reduction in the participant's base salary rate or target annual bonus, in each case as in effect immediately prior to the Change in Control, or (iii) the relocation of the participant's principal place of employment to a location that is more than 50 miles from the location where the participant was principally employed at the time of the Change in Control or materially increases the time of the participant's commute as compared to the participant's commute at the time of the Change in Control (except for required travel on the Company's business to an extent substantially consistent with the participant's customary business travel obligations in the ordinary course of business prior to the Change in Control).

In addition, the 2018 Plan provides that if the Company is required to prepare an accounting restatement due to material noncompliance with the financial reporting requirements of the securities laws, in certain cases the Compensation Committee may require the repayment of amounts paid under the 2018 Plan in excess of what the employee would have received under the accounting restatement.

U.S. Federal Income Tax Consequences

The following summary is only intended to serve as general guidance on the U.S. federal income tax consequences under current law of equity-based awards that may be granted under the 2018 Plan. It does not attempt to describe all possible federal, state, local, or other tax consequences of participation in the 2018 Plan, or the tax consequences of a participant's particular circumstances. It is not intended to serve as tax advice to participants of the 2018 Plan. The exact federal income tax treatment of transactions under the 2018 Plan will vary depending upon the specific facts and circumstances of each participant. Participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Incentive Stock Options. Incentive stock options under the 2018 Plan are intended to be eligible for the favorable tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be treated for tax purposes as long-term capital gain or loss.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain (or any loss) upon the disqualifying disposition will be a capital gain (or loss), which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Non-qualified Stock Options, Restricted Stock Awards, Restricted Stock Units, and Deferred Stock. Non-qualified stock options, restricted stock awards, restricted stock units and deferred stock granted under the 2018 Plan generally have the following federal income tax consequences:

There are no tax consequences to the participant or the Company by reason of the grant of a non-qualified stock option. Upon exercise of the option, the participant ordinarily will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the exercise date over the exercise price. If the stock received pursuant to the exercise is subject to further vesting requirements, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects under Section 83(b) of the Code to be taxed on receipt of the stock.

There are no tax consequences to the participant or the Company by reason of the grant of restricted stock, restricted stock units or deferred stock awards. The participant ordinarily will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value over the purchase price, if any, when such award vests. Under certain circumstances, the participant may be permitted to elect under Section 83(b) of the Code to be taxed on the grant date.

With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. The Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will generally recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock (if any) plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Stock Appreciation Rights. No taxable income is generally recognized upon the receipt of a SAR, but upon exercise of the SAR, the fair market value of the shares (or cash in lieu of shares) received generally will be taxable as ordinary income to the recipient in the year of such exercise. The Company generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Performance Awards. A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When an award is paid, whether in cash or common shares, the participant generally will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Stock Payments and Other Stock-Based Awards. A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and the Company generally will be entitled to a deduction for the same amount.

Section 280G of the Code. To the extent that an acceleration in vesting or exercisability of awards provided under the 2018 Plan is deemed to be contingent upon a Change in Control, such compensation may be non-deductible by the Company under Section 280G of the Code and subject the participant to a 20% excise tax.

Section 409A of the Code. Most of the awards under the 2018 Plan are exempt from Section 409A of the Code. To the extent that any award hereunder could be subject to Section 409A of the Code, it will be structured to comply with Section 409A of the Code.

Section 162(m) of the Code. The Tax Reform and Jobs Act of 2017 (the "Tax Act") generally eliminated the ability to deduct compensation qualifying for the "performance-based compensation" exception under Section 162(m) of the Code for tax years commencing after December 31, 2017. Section 162(m) of the Code imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a "covered employee," as the term is defined in Section 162(m)(3) of the Code. In other words, this deduction limitation applies to compensation paid to: (1) anyone who has ever been the Company's chief executive officer ("CEO") or chief financial officer ("CFO"); (2) the three highest compensated employees in any fiscal year beginning after December 31, 2016, other than anyone who has ever been CEO or CFO; and (3) for fiscal years beginning after December 31, 2026, the five highest paid employees, other than those described in (1) and (2). For 2017 and prior taxable years, an exception to this deduction limit applied to "performance-based compensation," such as stock options and other equity awards that satisfied certain criteria. Under the Tax Act, the performance-based pay exception to Section 162(m) was eliminated, but a transition rule may allow the exception to continue to apply to certain performance-based compensation payable under written binding contracts that were in effect on November 2, 2017. The Board and the Compensation Committee intend to consider the potential impact of Section 162(m) on grants made under the 2018 Plan, but reserve the right to approve grants of options and other awards for an executive officer that exceeds the deduction limit of Section 162(m). The 2018 Plan is not intended to affect the grandfathered status of awards previously granted under the Company's existing equity incentive plans that were intended to qualify as "performance-based compensation" under Section 162(m).

Equity Compensation Plan Information

The following table provides certain information with respect to the Company's equity compensation plans in effect as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected under column (a)) (c)
Equity compensation plans approved by security holders[1]	2,607,638	$ 4.25	2,350,260
Total	2,607,638	$ 4.25	2,350,260

(1)   These plans consist of the Company's 2009 Non-Employee Director Equity Compensation Plan, 2015 Equity Compensation Plan and the 2018 Plan, which were the Company's only equity compensation plans under which awards were outstanding as of December 31, 2023. Upon the adoption of the 2018 Plan, the 2009 Non-Employee Director Equity Compensation Plan and the 2015 Equity Compensation Plan were frozen, and no new awards can be issued pursuant to such plans.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE PLAN AMENDMENT.

STOCKHOLDERS' PROPOSALS FOR NEXT ANNUAL MEETING

If you intend to submit a proposal to be included in next year's proxy statement pursuant to SEC Rule 14a-8, the Corporate Secretary must receive your proposal on or before April 10, 2025. Submitting a stockholder proposal does not guarantee that we will include the proposal in the proxy statement if the proposal does not satisfy the SEC's rules.

If you want to present your proposal at the 2025 annual meeting but are not proposing it pursuant to SEC Rule 14a-8, the Corporate Secretary must receive your proposal no earlier than the close of business on May 20, 2025 and no later than the close of business on June 19, 2025, and it must satisfy the requirements set forth in Article I, Section 1.10 of our Amended and Restated Bylaws. If, however, the date of the 2025 annual meeting is more than 30 days before or more than 70 days after the anniversary of this Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and no later than the close of business on the later of the 90th day prior to such meeting and the 10th day following the public announcement of the meeting date.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules (once they become effective), stockholders who intend to solicit proxies in support of director nominees other than the Company's nominee must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 19, 2025 (the 60th day prior to the first anniversary of the annual meeting for the preceding year's annual meeting).

Rule 14a-4 of the Exchange Act governs our use of our discretionary proxy voting authority with respect to a stockholder proposal that is not addressed in the proxy statement. With respect to our annual meeting of stockholders to be held in 2025, if we are not provided notice of a stockholder proposal prior to June 24, 2025, we will be permitted to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

OTHER MATTERS

     As of the date of this Proxy Statement, the Board is not aware of any matters, other than those stated above, that may be brought before the Annual Meeting. The persons named in the enclosed form of proxy or their substitutes will vote with respect to any such matters in accordance with their best judgment.

By order of the Board of Directors,

/s/ Steve Towe

Steve Towe
Chief Executive Officer

Dated: August 8, 2024

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023 (EXCLUDING EXHIBITS) ACCOMPANIES THIS PROXY STATEMENT. THE ANNUAL REPORT IS NOT TO BE REGARDED AS PROXY SOLICITING MATERIAL OR AS A COMMUNICATION BY MEANS OF WHICH ANY SOLICITATION IS TO BE MADE.

FOURTH AMENDMENT TO THE POWERFLEET, INC.
2018 INCENTIVE PLAN

WHEREAS, pursuant to Section 11.1 of the Powerfleet, Inc. 2018 Incentive Plan, as amended (the "<u>Plan</u>"), the Board of Directors (the "<u>Board</u>") of Powerfleet, Inc. ("<u>Powerfleet</u>") may modify, amend, alter, suspend, discontinue or terminate the Plan, subject to stockholder approval of any increase in the number of Shares available under the Plan;

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan; and

WHEREAS, the Board believes it would be in the best interest of Powerfleet and its stockholders to amend the Plan as provided in this Fourth Amendment to the Powerfleet, Inc. 2018 Incentive Plan (this "<u>Amendment No. 4</u>") to increase the number of Shares available under the Plan by 10,000,000 Shares.

NOW, THEREFORE, in accordance with Section 11.1 of the Plan, the Plan shall be amended, subject to stockholder approval, as follows:

1. Section 4.1 of the Plan is hereby amended and restated as follows:

"4.1 <u>Number of Shares</u>. Subject to adjustment as provided in Sections 4.2 and 4.3, the aggregate number of Shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be the sum of: (i) 17,500,000 shares, plus (ii) the number of shares of common stock of the Company which remain available for grants of options or other awards under the Prior Plans as of the Effective Date, plus (iii) the number of Shares that, after the Effective Date, would again become available for issuance pursuant to the reserved share replenishment provisions of the Prior Plans as a result of, stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. The share replenishment provision of the immediately preceding clause (iii) shall be effective regardless of whether the Prior Plans have terminated or remain in effect. Notwithstanding the foregoing, in order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of shares of Stock that may be delivered upon exercise of Incentive Stock Options shall be 17,000,000, as adjusted under Sections 4.2 and 4.3. Shares of Stock issued pursuant to the Plan may be either authorized but unissued Shares or Shares held by the Company in its treasury."

2. This Amendment No. 4 shall be effective as of the date this Amendment No. 4 is approved by the stockholders of Powerfleet. This Amendment No. 4 will be deemed to be approved by Powerfleet's stockholders if it receives the affirmative vote of the holders of a majority of the shares of Powerfleet common stock present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Powerfleet Bylaws.

IN WITNESS WHEREOF, this Amendment to the Plan is adopted as of as of this ___ day of _____, 2024.

POWERFLEET, INC.

By: _____
Name:
Title:

POWERFLEET, INC.

2018 Incentive Plan

Article 1

Establishment and Purpose

1.1 <u>Establishment of the Plan</u>. The Company has hereby established an incentive compensation plan as set forth in this document, as may be amended, supplemented, restated or otherwise modified from time to time.

1.2 <u>Purpose of the Plan</u>. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of the Company's stockholders, and by providing Participants with an incentive for outstanding performance.

1.3 <u>Effective Date of the Plan</u>. The Plan is effective as of June 14, 2018 (the "<u>Effective Date</u>"). The Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company's Bylaws. The I.D. Systems, Inc. 2015 Equity Compensation Plan and the 2009 Non-Employee Director Equity Compensation Plan (the "<u>Prior Plans</u>") shall be frozen on the date on which this Plan is approved by the Company's stockholders and no new awards shall be issued under the Prior Plans. With respect to outstanding awards under the Prior Plans, the Prior Plans shall remain in place and any awards granted under the Prior Plans shall continue to be subject to the terms of the Prior Plans and applicable Award Agreements (as defined below) (including any such terms that are intended to survive the termination of the Prior Plans or the settlement of such Award (as defined below)) and shall remain in effect pursuant to their terms.

1.4 <u>Duration of the Plan</u>. Unless sooner terminated as provided herein, the Plan shall terminate ten (10) years from the Effective Date. After the Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

Article 2

Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

2.1 "<u>Affiliate</u>" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question, including any subsidiary. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. As used herein, the term "subsidiary" means any corporation, partnership, venture or other entity in which the Company holds, directly or indirectly, a fifty percent (50%) or greater ownership interest.

2.2 "<u>Applicable Law</u>" means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3 "<u>Award</u>" means, individually or collectively, a grant or award under this Plan of Options, Stock Appreciation Rights, Restricted Stock (including unrestricted Stock), Restricted Stock Units, Performance Stock Units, Performance Shares, Deferred Stock Awards, Other Stock-Based Awards, Dividend Equivalent Awards and Performance Bonus Awards, in each case subject to the terms of the Plan.

2.4 "Award Agreement" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in any electronic medium, may be limited to a notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or a Participant. In the event of any inconsistency between the Plan and an Award Agreement, the terms of the Plan shall govern.

2.5 "Beneficial Owner" or "Beneficial Ownership" has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

2.6 "Board" or "Board of Directors" means the Company's Board of Directors.

2.7 "Cause" means (i) conviction of, or the entry of a plea of guilty or no contest to, a felony or any other crime that causes the Company or its Affiliates public disgrace or disrepute, or materially and adversely affects the Company's or its Affiliates' operations or financial performance or the relationship the Company has with its customers, (ii) gross negligence or willful misconduct with respect to the Company or any of its Affiliates, including, without limitation fraud, embezzlement, theft or proven dishonesty in the course of his or her employment; (iii) refusal to perform any lawful, material obligation or fulfill any duty (other than any duty or obligation of the type described in clause (v) below) to the Company or its Affiliates (other than due to a Disability), which refusal, if curable, is not cured within 10 days after delivery of written notice thereof; (iv) material breach of any agreement with or duty owed to the Company or any of its Affiliates, which breach, if curable, is not cured within 10 days after the delivery of written notice thereof; or (v) any breach of any obligation or duty to the Company or any of its Affiliates (whether arising by statute, common law or agreement) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights. Notwithstanding the foregoing, if a Participant and the Company (or any of its Affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines "cause," then with respect to such Participant, "Cause" shall have the meaning defined in that employment agreement, consulting agreement or other agreement.

2.8 "Change in Control" shall be deemed to have occurred if:

(a) any Person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

(b) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new Director whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of a majority of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.9 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations issued thereunder.

2.10 "Committee" has the meaning set forth in Section 3.1.

2.11 "Company" means PowerFleet, Inc., a Delaware corporation.

2.12 "Consultant" means any consultant or advisor who renders bona fide services to the Company or an Affiliate, other than as an Employee or Director, *provided that* such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not, directly or indirectly, promote or maintain a market for the Company's or its Affiliates' securities.

2.13 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Article 9.

2.14 "Director" means a member of the Board.

2.15 "Disability" means, unless otherwise determined by the Committee in the applicable Award Agreement, absence of an Employee from work under the relevant Company or Subsidiary long term disability plan; provided, however, that to entitle a Participant to an extended exercise period for an Incentive Stock Option, the Participant must be described in Section 22(e)(3) of the Code. Notwithstanding the foregoing, for Awards subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

2.16 "Dividend Equivalent" means a right granted to a Participant pursuant to Article 9 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.17 "Effective Date" has the meaning set forth in Section 1.3.

2.18 "Eligible Person" means any person who is an employee, officer, director, consultant, advisor or other individual service provider of the Company or any Affiliate, or any person who is determined by the Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company or any Affiliate.

2.19 "Employee" means any person employed by the Company, its Affiliates and/or Subsidiaries; *provided*, *that*, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

2.20 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor Act thereto.

2.21 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

2.22 "Fair Market Value" or "FMV" means, as of any date, the value of Stock determined as follows:

(a) If the Stock is listed on one or more established stock exchanges or national market systems, including, without limitation, the NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market of The NASDAQ Stock Market LLC, its Fair Market Value shall be the closing sales price for such Stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Stock is listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last immediately preceding trading date such closing sales price or closing bid was reported), as reported in *The Wall Street Journal* or such other source as the Committee deems reliable;

(b) If the Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Stock shall be the mean between the high bid and low asked prices for the Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Stock of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith using any reasonable method of valuation, which method may be set forth with greater specificity in the Award Agreement, (and, to the extent necessary or advisable, in a manner consistent with Section 409A of the Code and Section 422 of the Code for Incentive Stock Options), which determination shall be conclusive and binding on all interested parties. Such reasonable method may be determined by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company's business operations and the general economic and market conditions since such latest private placement; (ii) other third party transactions involving the Shares and the development of the Company's business operation and the general economic and market conditions since such sale; (iii) an independent valuation of the Shares (by a qualified valuation expert) or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value.

2.23 "Good Reason" means, unless the applicable Award Agreement states otherwise, (i) if an Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of "good reason," the definition contained therein, or (ii) if no such agreement exists or if such agreement does not define "good reason," in connection with a Termination of Employment by a Participant within one (1) year following a Change in Control, (1) a material adverse alteration in the Participant's position or in the nature or status of the Participant's responsibilities from those in effect immediately prior to the Change in Control, or (2) any material reduction in the Participant's base salary rate or target annual bonus, in each case as in effect immediately prior to the Change in Control, or (3) the relocation of the Participant's principal place of employment to a location that is more than fifty (50) miles from the location where the Participant was principally employed at the time of the Change in Control or materially increases the time of the Participant's commute as compared to the Participant's commute at the time of the Change in Control (except for required travel on the Company's business to an extent substantially consistent with the Participant's customary business travel obligations in the ordinary course of business prior to the Change in Control).

In order to invoke a Termination of Employment for Good Reason, a Participant must provide written notice to the Company or the Employer with respect to which the Participant is employed or providing services of the existence of one or more of the conditions constituting Good Reason within ninety (90) days following the Participant's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have thirty (30) days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company or the Employer fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant's "separation from service" (within the meaning of Section 409A of the Code) must occur, if at all, within one (1) year following such Cure Period in order for such termination as a result of such condition to constitute a Termination of Employment for Good Reason.

2.24 "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

2.25 "Insider" means an individual who is, on the relevant date, an officer, director, or ten percent (10%) beneficial owner of the Company, as those terms are defined under Section 16 of the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

2.26 "Non-Employee Director" means a member of the Board who is not an Employee of the Company.

2.27 "Non-Qualified Stock Option" means an Option that, by its terms, does not qualify or is not intended to qualify as an Incentive Stock Option.

2.28 "Option" means the right to purchase Stock granted to a Participant in accordance with Article 6. Options granted under the Plan may be Non-Qualified Stock Options, Incentive Stock Options or a combination thereof.

2.29 "Other Stock-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of the Plan, granted pursuant to Article 9.

2.30 "Participant" means an Eligible Person to whom an Award is granted under the Plan.

2.31 "Performance Goal" means any goals established by the Committee pursuant to an Award.

2.32 "Performance Period" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, Performance Stock Units and Performance Shares.

2.33 "Performance Stock Unit" and "Performance Share" each mean an Award granted to an Employee pursuant to Article 9 herein.

2.34 "Permitted Transferee" shall mean, with respect to a Participant, any "family member" of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or to any other transferee specifically approved by the Committee after taking in to account Applicable Law, but excluding any third-party financial institutions.

2.35 "Person" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.36 "Plan" means this PowerFleet, Inc. 2018 Incentive Plan, as it may be amended, supplemented, restated or otherwise modified from time to time.

2.37 "Prior Plans" has the meaning set forth in Section 1.3.

2.38 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 8 as to which the Restriction Period has not lapsed.

2.39 "Restricted Stock Unit" means an Award granted pursuant to Section 8.9 as to which the Restriction Period has not lapsed.

2.40 "Restriction Period" means the period when Restricted Stock or Restricted Stock Units are subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.41 "Securities Act" means the Securities Act of 1933, as amended.

2.42 "Share" means a share of Stock of the Company.

2.43 "Stock" means the common stock of the Company, par value $0.01 per share.

2.44 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 9 to receive an amount payable in cash or Shares equal to the excess of (i) the Fair Market Value of a specified number of Shares on the date the SAR is exercised over (ii) the Fair Market Value of such Shares on the date the SAR was granted as set forth in the applicable Award Agreement.

2.45 "Subsidiary" means any corporation, partnership, venture, unincorporated association or other entity in which the Company holds, directly or indirectly, a fifty percent (50%) or greater ownership interest, provided, however, that with respect to an Incentive Stock Option, a Subsidiary must be a corporation. The Committee may, at its sole discretion, designate, on such terms and conditions as the Committee shall determine, any other corporation, partnership, limited liability company, venture, or other entity a Subsidiary for purposes of this Plan.

2.46 "Ten Percent Owner" means a person who owns, or is deemed within the meaning of Section 422(b)(6) of the Code to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporations of the Company, as defined in Sections 424(e) and (f), respectively, of the Code). Whether a person is a Ten Percent Owner shall be determined with respect to an Option based on the facts existing immediately prior to the grant date of the Option.

2.47 "Termination of Employment" or a similar reference means the event where the Employee is no longer an Employee of the Company or of any Subsidiary, including but not limited to where the employing company ceases to be a Subsidiary. With respect to any Participant who is not an Employee, "Termination of Employment" shall mean cessation of the performance of services. With respect to any Award that provides "non-qualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code. Military or sick leave or other bona fide leave shall not be deemed a termination of employment, provided that it does not exceed the longer of three (3) months or the period during which the absent Participant's reemployment rights, if any, are guaranteed by statute or by contract.

2.48 "Treasury Regulation" or "Treas. Reg." means any regulation promulgated under the Code, as such regulation may be amended from to time.

Article 3

Administration

3.1 Committee. Except as otherwise provided herein, the Plan shall be administered by the Compensation Committee of the Board (the "Committee"). Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is (a) a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act, and (b) an "independent director" under the rules of the Nasdaq Stock Market (or any similar rule or listing requirement that may be applicable to the Company from time to time); provided, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 3.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Non-Employee Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 3.4. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

3.2 Authority of the Committee. Subject to the general purposes, terms and conditions of this Plan and Applicable Law, and to the direction of the Board, the Committee shall have complete control over the administration of the Plan and shall have sole authority to (a) exercise all of the powers granted to it under the Plan, (b) construe, interpret and implement the Plan, grant terms and grant notices, and all Award Agreements, (c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (d) make all determinations necessary or advisable in administering the Plan, (e) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (f) amend the Plan to reflect changes in applicable law (whether or not the rights of the holder of any Award are adversely affected, unless otherwise provided by the Committee), (g) grant Awards and determine who shall receive Awards, when such Awards shall be granted and the terms and conditions of such Awards, including, but not limited to, conditioning the exercise, vesting, payout or other term of condition of an Award on the achievement of Performance Goals, (h) unless otherwise provided by the Committee, amend any outstanding Award in any respect, not materially adverse to the Participant, including, without limitation, to (1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised (and, in connection with such acceleration, the Committee may provide that any Shares acquired pursuant to such Award shall be restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant's underlying Award), (2) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any shares of Stock delivered pursuant to such Award shall be Restricted Shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant's underlying Award), or (3) waive or amend any goals, restrictions or conditions applicable to such Award, or impose new goals, restrictions and (i) determine at any time whether, to what extent and under what circumstances and method or methods (1) Awards may be (A) settled in cash, Shares, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Participant's Award), (B) exercised or (C) canceled, forfeited or suspended, (2) Shares, other securities, cash, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Participant or of the Committee, or (3) Awards may be settled by the Company or any of its Subsidiaries or any of its or their designees. No Award may be made under the Plan after the tenth (10th) anniversary of the Effective Date.

3.3 <u>Committee Decisions Final</u>. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. The Committee may employ attorneys, consultants, accountants, agents, and other persons, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions shall be final and binding upon the Participants, the Company, and all other interested persons, including but not limited to the Company, its stockholders, Employees, Participants, and their estates and beneficiaries.

3.4 <u>Delegation of Authority</u>. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this <u>Article 3</u>; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under the Company's Certificate of Incorporation, Bylaws and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this <u>Section 3.4</u> shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

3.5 <u>Indemnification</u>. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 4

Shares Subject to the Plan

4.1 <u>Number of Shares</u>. Subject to adjustment as provided in <u>Sections 4.2</u> and <u>4.3</u>, the aggregate number of Shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be the sum of: (i) 17,500,000 shares, plus (ii) the number of shares of common stock of the Company which remain available for grants of options or other awards under the Prior Plans as of the Effective Date, plus (iii) the number of Shares that, after the Effective Date, would again become available for issuance pursuant to the reserved share replenishment provisions of the Prior Plans as a result of, stock options issued thereunder expiring or becoming unexercisable for any reason before being exercised in full, or, as a result of restricted stock being forfeited to the Company or repurchased by the Company pursuant to the terms of the agreements governing such shares. The share replenishment provision of the immediately preceding clause (iii) shall be effective regardless of whether the Prior Plans have terminated or remain in effect. Notwithstanding the foregoing, in order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of shares of Stock that may be delivered upon exercise of Incentive Stock Options shall be 17,000,000, as adjusted under <u>Sections 4.2</u> and <u>4.3</u>. Shares of Stock issued pursuant to the Plan may be either authorized but unissued Shares or Shares held by the Company in its treasury.

4.2 <u>Share Accounting</u>. Without limiting the discretion of the Committee under this section, the following rules will apply for purposes of the determination of the number of Shares available for grant under the Plan or compliance with the foregoing limits:

(a) If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited under the terms of the Plan or the relevant Award, the Shares allocable to the terminated portion of such Award or such forfeited Shares shall again be available for issuance under the Plan.

(b) Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash, other than an Option.

(c) If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Shares owned by the Participant, or an Option is settled without the payment of the exercise price, or the payment of taxes with respect to any Award is settled by a net exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised or other Awards that have vested.

4.3 <u>Adjustments in Authorized Plan Shares and Outstanding Awards</u>. In the event of any merger, reorganization, consolidation, recapitalization, separation, split-up, liquidation, Share combination, Stock split, Stock dividend, an extraordinary cash distribution on Stock, a corporate separation or other reorganization or liquidation or other change in the corporate or capital structure of the Company affecting the Shares, an adjustment shall be made in a manner consistent with Sections 422 and 424(h)(3) of the Code for Incentive Stock Options and in a manner consistent with Section 409A of the Code for Non-Qualified Stock Options and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and/or the number of outstanding Options, Shares of Restricted Stock, and Performance Shares (and Restricted Stock Units, Performance Stock Units and other Awards whose value is based on a number of Shares) constituting outstanding Awards, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights. The Committee may make adjustments in the terms and conditions of, and the criteria included in Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in this Section) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Adjustments under this <u>Section 4.3</u> shall be consistent with Section 409A of the Code and adjustments pursuant to determination of the Committee shall be conclusive and binding on all Participants under the Plan.

4.4 <u>Limitation on Number of Shares Granted to Non-Employee Directors</u>. Notwithstanding any provision in the Plan to the contrary, the sum of the grant date Fair Market Value of equity-based Awards and the amount of any cash-based Awards granted to a Non-Employee Director during any calendar year shall not exceed five hundred thousand dollars ($500,000).

Article 5

Eligibility and Participation

5.1 <u>Eligibility and Participation</u>. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Persons, those to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award. In making this determination, the Committee may consider any factors it deems relevant, including without limitation, the office or position held by a Participant or the Participant's relationship to the Company, the Participant's degree of responsibility for and contribution to the growth and success of the Company or any Subsidiary or Affiliate, the Participant's length of service, promotions and potential. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award. In addition, there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

5.2 <u>Foreign Participants</u>. In order to assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in <u>Section 4.1</u> of the Plan.

Article 6

Options

6.1 <u>Grant of Options</u>. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms and conditions, and at any time and from time to time as shall be determined by the Committee, in its sole discretion, subject to the limitations set forth in <u>Article 4</u> and the following terms and conditions:

(a) <u>Award Agreement</u>. Each Option grant shall be evidenced by an Award Agreement that shall specify the terms and conditions of the Option, including the Exercise Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option.

(b) <u>Exercise Period</u>. Unless a shorter period is otherwise provided by the Committee at the time of grant, each Option will expire on the tenth (10th) anniversary date of its grant or on the fifth (5th) anniversary of its grant date if the Participant is a Ten Percent Owner.

(c) <u>Exercise Price</u>. Unless a greater Exercise Price is determined by the Committee, the Exercise Price for each Option awarded under this Plan shall be equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

(d) <u>Vesting of Options</u>. Subject to <u>Section 13.1</u>, a grant of Options shall vest at such times and under such terms and conditions as determined by the Committee including, without limitation, suspension of a Participant's vesting during all or a portion of a Participant's leave of absence.

6.2 <u>Limitations on Incentive Stock Options</u>. In addition to the general requirements of <u>Article 6</u>, the terms of any ISO granted pursuant to the Plan must comply with the provisions of this <u>Section 6.2</u>.

(a) <u>ISO Eligibility</u>. ISOs may be granted only to Employees of the Company or of any parent or subsidiary corporation (as permitted under Sections 422 and 424 of the Code). No ISO Award may be made pursuant to this Plan after the tenth (10th) anniversary of the Effective Date.

(b) <u>ISO Individual Dollar Limitation</u>. The aggregate Fair Market Value (determined as of the date the Option is granted) of all Shares with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed one hundred thousand dollars ($100,000.00) or such other limitation as imposed by Section 422(d) of the Code. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) <u>ISO Expiration</u>. An ISO will expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten (10) years from the date of grant, unless an earlier time is set in the Award Agreement;

(ii) Three (3) months after the date of the Participant's Termination of Employment other than on account of Disability or death. Whether a Participant continues to be an employee shall be determined in accordance with Treas. Reg. Section 1.421-1(h)(2); and

(iii) One (1) year after the date of the Participant's Termination of Employment on account of Disability or death. Upon the Participant's Disability or death, any ISOs exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such ISO or dies intestate, by the person or persons entitled to receive the ISO pursuant to the applicable laws of descent and distribution.

Any ISO that remains exercisable pursuant to a Participant's agreement with the Company following Termination of Employment and is unexercised more than one (1) year following Termination of Employment by reason of death or Disability or more than three (3) months following Termination of Employment for any reason other than death or Disability will thereafter be deemed to be a Non-Qualified Stock Option.

(d) <u>Ten Percent Owners</u>. In the case of an ISO granted to a Ten Percent Owner, such ISO shall be granted at an exercise price that is not less than one hundred and ten percent (110%) of Fair Market Value on the date of grant and, unless a shorter period is otherwise provided by the Committee at the time of grant, each ISO will expire on the fifth (5th) anniversary of its grant date.

(e) <u>Notification of Disposition</u>. If a Participant disposes of Shares acquired upon exercise of an ISO within two (2) years from the date the Option is granted or within one (1) year after the issuance of such Shares to the Participant, the Participant shall notify the Company of such disposition and provide information regarding the date of disposition, sale price, number of Shares disposed of, and any other information relating thereto that the Company may reasonably request.

(f) <u>Right to Exercise</u>. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(g) <u>Failure to Meet ISO Requirements</u>. If an Option is intended to be an Incentive Stock Option, and if, for any reason, such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan; *provided that* such Option (or portion thereof) otherwise complies with the Plan's requirements relating to Non-Qualified Stock Options.

6.3 Exercise of Options.

(a) Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. Exercises of Options may be effected only on days and during the hours NASDAQ is open for regular trading. The Company may change or limit the times or days Options may be exercised. If an Option expires on a day or at a time when exercises are not permitted, then the Options may be exercised no later than the immediately preceding date and time that the Options were exercisable.

(b) An Option shall be exercised by providing notice to the designated agent selected by the Company (if no such agent has been designated, then to the Company), in the manner and form determined by the Company, which notice shall be irrevocable, setting forth the exact number of Shares with respect to which the Option is being exercised and including with such notice payment of the Exercise Price, as applicable. When an Option has been transferred, the Company or its designated agent may require appropriate documentation that the person or persons exercising the Option, if other than the Participant, has the right to exercise the Option. No Option may be exercised with respect to a fraction of a Share.

6.4 Termination of Employment. Unless otherwise provided by the Committee in the applicable Award Agreement, the following limitations on the exercise of Options shall apply upon Termination of Employment:

(a) Termination by Death or Disability. In the event of the Participant's Termination of Employment by reason of death or Disability, all outstanding Options granted to such Participant which are vested and exercisable as of the effective date of Termination of Employment by reason of death or Disability may be exercised, if at all, no more than one (1) year from such date of Termination of Employment, unless the Options, by their terms, expire earlier. All unvested Options granted to such Participant shall immediately become forfeited as of the date of Termination of Employment.

(b) Involuntary Termination Without Cause. If a Participant's Termination of Employment is by involuntary termination without Cause, all Options held by such Participant that are vested and exercisable at the time of the Participant's Termination of Employment may be exercised by the Participant at any time within a period of three (3) months from the date of such Termination of Employment, but in no event beyond the expiration of the stated term of such Options. All Options held by the Participant which are not vested on or before the effective date of Termination of Employment shall immediately be forfeited to the Company (and the Shares subject to such forfeited Options shall once again become available for issuance under the Plan).

(c) Voluntary Termination. If a Participant's Termination of Employment is voluntary (other than a voluntary termination described in Section 6.4(d)), all Options held by such Participant that are vested and exercisable at the time of the Participant's Termination of Employment may be exercised by the Participant at any time within a period of three (3) months from the date of such Termination of Employment, but in no event beyond the expiration of the stated terms of such Options. All Options held by the Participant which are not vested on or before the effective date of Termination of Employment shall immediately be forfeited to the Company (and the Shares subject to such forfeited Options shall once again become available for issuance under the Plan).

(d) Termination for Cause. If the Participant's Termination of Employment (i) is by the Company for Cause or (ii) is a voluntary Termination (as provided in Subsection (c) above) after the occurrence of an event that would be grounds for Termination of Employment for Cause, all outstanding Options held by the Participant shall immediately be forfeited to the Company and no additional exercise period shall be allowed, regardless of the vested status of the Options (and the Shares subject to such forfeited Options shall once again become available for issuance under the Plan).

(e) Other Terms and Conditions. Notwithstanding the foregoing, the Committee may, in its sole discretion, establish different, or waive, terms and conditions pertaining to the effect of Termination of Employment on Options, whether or not the Options are outstanding, but no such modification shall shorten the terms of Options issued prior to such modification or otherwise be materially adverse to the Participant.

6.5 <u>Payment</u>. The Committee shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan may be paid and the form of payment. Unless otherwise determined by the Committee, the Exercise Price shall be paid in full at the time of exercise. No Shares shall be issued or transferred until full payment has been received or the next business day thereafter, as determined by the Company. The Committee may, from time to time, determine or modify the method or methods of exercising Options or the manner in which the Exercise Price is to be paid. Unless otherwise provided by the Committee in full or in part, to the extent permitted by Applicable Law, payment may be made by any of the following:

(a) cash or certified or bank check;

(b) delivery of Shares owned by the Participant duly endorsed for transfer to the Company, with a Fair Market Value of such Shares delivered on the date of delivery equal to the Exercise Price (or portion thereof) due for the number of Shares being acquired;

(c) if the Company has designated a stockbroker to act as the Company's agent to process Option exercises, an Option may be exercised by issuing an exercise notice together with instructions to such stockbroker irrevocably instructing the stockbroker: (i) to immediately sell (which shall include an exercise notice that becomes effective upon execution of a sale order) a sufficient portion of the Shares to be received from the Option exercise to pay the Exercise Price of the Options being exercised and the required tax withholding, and (ii) to deliver on the settlement date the portion of the proceeds of the sale equal to the Exercise Price and tax withholding to the Company. In the event the stockbroker sells any Shares on behalf of a Participant, the stockbroker shall be acting solely as the agent of the Participant, and the Company disclaims any responsibility for the actions of the stockbroker in making any such sales. However, if the Participant is an Insider, then the instruction to the stock broker to sell in the preceding sentence is intended to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act to the extent permitted by law. No Shares shall be issued until the settlement date and until the proceeds (equal to the Exercise Price and tax withholding) are paid to the Company;

(d) at any time, the Committee may, in addition to or in lieu of the foregoing, provide that an Option may be "stock settled," which shall mean upon exercise of an Option, the Company may fully satisfy its obligation under the Option by delivering that number of shares of Stock found by taking the difference between (i) the Fair Market Value of the Stock on the exercise date, multiplied by the number of Options being exercised and (ii) the total Exercise Price of the Options being exercised, and dividing such difference by the Fair Market Value of the Stock on the exercise date; or

(e) any combination of the foregoing methods.

Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company shall be permitted to pay the Exercise Price of an Option in any method which would violate Section 13(h) of the Exchange Act.

Article 7

Stock Appreciation Rights

7.1 <u>Grant of SARs</u>. Any Participant selected by the Committee may be granted one or more SARs. SARs may be granted alone or in tandem with Options. Each SAR shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, and such other provisions as the Committee shall determine. With respect to SARs granted in tandem with Options, the exercise of either such Options or such SARs shall result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

7.2 <u>Exercise Price</u>. The exercise price per Share covered by a SAR granted pursuant to the Plan shall be equal to or greater than Fair Market Value on the date the SAR was granted.

7.3 <u>Term</u>. The term of each SAR shall be determined by the Committee in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

7.4 <u>Payment</u>. SARs may be settled in the form of cash, shares of Stock or a combination of cash and shares of Stock, as determined by the Committee.

7.5 <u>Other Provisions</u>. Except as the Committee may deem inappropriate or inapplicable in the circumstances, SARs shall be subject to terms and conditions substantially similar to those applicable to Non-Qualified Options as set forth in <u>Article 6</u>.

Article 8

Restricted Stock Awards

8.1 <u>Grant of Restricted Stock</u>. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant shares of Restricted Stock to eligible Employees in such amounts and upon such terms and conditions as the Committee shall determine. In addition to any other terms and conditions imposed by the Committee, vesting of Restricted Stock may be conditioned upon the achievement of Performance Goals.

8.2 <u>Restricted Stock Agreement</u>. The Committee may require, as a condition to receiving a Restricted Stock Award, that the Participant enter into a Restricted Stock Award Agreement, setting forth the terms and conditions of the Award. In lieu of a Restricted Stock Award Agreement, the Committee may provide the terms and conditions of an Award in a notice to the Participant of the Award, on the Stock certificate representing the Restricted Stock, in the resolution approving the Award, or in such other manner as it deems appropriate. If certificates representing the Restricted Stock are registered in the name of the Participant, any certificates so issued shall be printed with an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award as determined or authorized in the sole discretion of the Committee. Shares recorded in book-entry form shall be recorded with a notation referring to the terms, conditions, and restrictions applicable to such Award as determined or authorized in the sole discretion of the Committee. The Committee may require that the stock certificates or book-entry registrations evidencing shares of Restricted Stock be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Participant deliver a stock power, endorsed in blank, relating to the Stock covered by such Award.

8.3 <u>Restrictions</u>. Subject to <u>Section 13.1</u>, the Restricted Stock shall be subject to such vesting terms, including the achievement of Performance Goals, as may be determined by the Committee. Unless otherwise provided by the Committee, to the extent Restricted Stock is subject to any condition to vesting, if such condition or conditions are not satisfied by the time the period for achieving such condition has expired, such Restricted Stock shall be forfeited. The Committee may impose such other conditions and/or restrictions on any shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including but not limited to a requirement that Participants pay a stipulated purchase price for each share of Restricted Stock and/or restrictions under Applicable Law. The Committee may also grant Restricted Stock without any terms or conditions in the form of vested Stock Awards.

8.4 <u>Removal of Restrictions</u>. Except as otherwise provided in this <u>Article 8</u> or otherwise provided in the grant thereof, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after completion of all conditions to vesting, if any. However, the Committee, in its sole discretion, shall have the right to immediately vest the shares and waive all or part of the restrictions and conditions with regard to all or part of the shares held by any Participant at any time.

8.5 <u>Voting Rights, Dividends and Other Distributions</u>. Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights and, subject to the provisions of this <u>Section 8.5</u>, may receive all dividends and distributions paid with respect to such Shares. If any such dividends or distributions are paid in Shares, the Shares shall automatically be subject to the same restrictions and conditions as the Restricted Stock with respect to which they were paid. In addition, with respect to a share of Restricted Stock, dividends shall only be paid out to the extent that the Share of Restricted Stock vests. Any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in shares of Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

8.6 <u>Termination of Employment Due to Death or Disability</u>. In the event of the Participant's Termination of Employment by reason of death or Disability, unless otherwise determined by the Committee, all restrictions imposed on outstanding Shares of Restricted Stock held by the Participant shall immediately lapse and the Restricted Stock shall immediately become fully vested as of the date of Termination of Employment.

8.7 <u>Termination of Employment for Other Reasons</u>. Unless otherwise provided by the Committee, in the event of the Participant's Termination of Employment for any reason other than those specifically set forth in <u>Section 8.6</u> herein, subject to <u>Section 10.2</u>, all shares of Restricted Stock held by the Participant which are not vested as of the effective date of Termination of Employment shall immediately be forfeited and returned to the Company.

8.8 <u>Section 83(b) Election</u>. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file a copy of such election with the Company within thirty (30) days following the date of grant.

8.9 <u>Restricted Stock Units</u>. In lieu of or in addition to Restricted Stock, the Committee may grant Restricted Stock Units under such terms and conditions as shall be determined by the Committee in accordance with <u>Section 3.2</u>. Restricted Stock Units shall be subject to the same terms and conditions under this Plan as Restricted Stock except as otherwise provided in this Plan or as otherwise provided by the Committee. Except as otherwise provided by the Committee, the award shall be settled and paid out promptly upon vesting (to the extent permitted by Section 409A of the Code), and the Participant holding such Restricted Stock Units shall receive, as determined by the Committee, Shares (or cash equal to the Fair Market Value of the number of Shares as of the date the Award becomes payable) equal to the number of such Restricted Stock Units. Restricted Stock Units shall not be transferable, shall have no voting rights, and, unless otherwise determined by the Committee, shall not receive dividends or Dividend Equivalents (which in any event shall only be paid out to the extent that the Restricted Stock Units vest). Upon a Participant's Termination of Employment due to death or Disability, the Committee will determine whether there should be any acceleration of vesting.

Article 9

Other Types of Awards

9.1 <u>Performance Share Awards</u>. Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Goals or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

9.2 <u>Performance Stock Units</u>. Any Participant selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Goals or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

9.3 <u>Dividend Equivalents</u>. Any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the Shares that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee, in a matter consistent with the rules of Section 409A of the Code; provided that, to the extent Shares subject to an Award are subject to vesting conditions, any Dividend Equivalents relating to such Shares shall be subject to the same vesting conditions.

9.4 <u>Deferred Stock</u>. Any Participant selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock Award will not be issued until the Deferred Stock Award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

9.5 <u>Other Stock-Based Awards</u>. Any Participant selected by the Committee may be granted one or more Awards that provide Participants with shares of Stock or the right to purchase shares of Stock or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock and which may be linked to any one or more of the Performance Goals or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant.

9.6 <u>Performance Bonus Awards</u>. Any Participant selected by the Committee may be granted one or more Awards in the form of a cash bonus (a "<u>Performance Bonus Award</u>") payable upon the attainment of Performance Goals that are established by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.

9.7 <u>Term</u>. Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock, Other Stock-Based Award and Performance Bonus Award shall be set by the Committee in its discretion.

9.8 <u>Exercise or Purchase Price</u>. The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock, Other Stock-Based Award and Performance Bonus Award; provided, however, that such price shall not be less than the Fair Market Value of a share of Stock on the date of grant, unless otherwise permitted by Applicable Law.

9.9 <u>Exercise Upon Termination of Employment or Service</u>. An Award of Performance Shares, Performance Stock Units, Deferred Stock, Other Stock-Based Award and Performance Bonus Award shall only be exercisable or payable while the Participant is an Employee, Consultant or Non-Employee Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Deferred Stock, Stock Appreciation Rights, Other Stock-Based Award and Performance Bonus Award may be exercised or paid subsequent to a Termination of Employment without Cause. In the event of the Termination of Employment of a Participant by the Company for Cause, all Awards under this <u>Article 9</u> shall be forfeited by the Participant to the Company.

9.10 <u>Form of Payment</u>. Payments with respect to any Awards granted under this <u>Article 9</u> shall be made in cash, in Stock or a combination of both, as determined by the Committee.

9.11 <u>Award Agreement</u>. All Awards under this <u>Article 9</u> shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by a written Award Agreement.

Article 10

Change in Control

10.1 <u>Vesting Upon Change in Control</u>. For the avoidance of doubt, the Committee may not accelerate the vesting and exercisability (as applicable) of any outstanding Awards, in whole or in part, solely upon the occurrence of a Change in Control except as provided in this <u>Section 10.1</u>. In the event of a Change in Control after the date of the adoption of the Plan, then:

(a) to the extent an outstanding Award subject solely to time-based vesting is not assumed or replaced by a comparable Award referencing shares of the capital stock of the successor corporation or its "parent corporation" (as defined in Section 424(e) of the Code) or "subsidiary corporation" (as defined in Section 424(f) of the Code) which is publicly traded on a national stock exchange or quotation system, as determined by the Committee in its sole discretion, with appropriate adjustments as to the number and kinds of shares and the exercise prices, if applicable, then any outstanding Award subject solely to time-based vesting then held by Participants that is unexercisable, unvested or still subject to restrictions or forfeiture shall, in each case as specified by the Committee in the applicable Award Agreement or otherwise, be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change in Control;

(b) all Awards that vest subject to the achievement of any performance goal, target performance level, or similar performance-related requirement shall, in each case as specified by the Committee in the applicable Award Agreement or otherwise, either (A) be canceled and terminated without any payment or consideration therefor; or (B) automatically vest based on: (1) actual achievement of any applicable Performance Goals through the date of the Change in Control, as determined by the Committee in its sole discretion; or (2) achievement of target performance levels (or the greater of actual achievement of any applicable Performance Goals through the date of the Change in Control, as determined by the Committee in its sole discretion, and target performance levels); *provided that* in the case of vesting based on target performance levels, such Awards shall also be prorated based on the portion of the Performance Period elapsed prior to the Change in Control; and, in the case of this clause (B), shall be paid at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code, as determined by the Committee; and

(c) Each outstanding Award that is assumed in connection with a Change in Control, or is otherwise to continue in effect subsequent to the Change in Control, will be appropriately adjusted, immediately after the Change in Control, as to the number and class of securities and other relevant terms in accordance with <u>Section 4.3</u>.

10.2 <u>Termination of Employment Upon Change in Control</u>. Notwithstanding any other provision of the Plan to the contrary, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company or Affiliate and a Participant, upon (i) a Participant's involuntary Termination of Employment without Cause on or within one (1) year following a Change in Control, or (ii) a Participant's Termination of Employment for Good Reason (including the Termination of Employment of the Participant if he or she is employed by an Affiliate at the time the Company sells or otherwise divests itself of such Affiliate), all outstanding Awards shall immediately become fully vested and exercisable; *provided that* Restricted Stock Units shall be settled in accordance with the terms of the grant without regard to the Change in Control unless the Change in Control constitutes a "change in control event" within the meaning of Section 409A of the Code and such Termination of Employment occurs within one (1) year following such Change in Control, in which case the Restricted Stock Units shall be settled and paid out with such Termination of Employment.

10.3 <u>Cancellation and Termination of Awards</u>. The Committee may, in connection with any merger, consolidation, share exchange or other transaction entered into by the Company in good faith, determine that any outstanding Awards granted under the Plan, whether or not vested, will be canceled and terminated and that in connection with such cancellation and termination the holder of such Award may receive for each Share subject to such Award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the amount determined by the Committee to be the Fair Market Value of the Stock and the purchase price per Share (if any) under the Award multiplied by the number of Shares subject to such Award; provided that if such product is zero or less or to the extent that the Award is not then exercisable, the Award will be canceled and terminated without payment therefor.

Article 11

Amendment, Modification, and Termination

11.1 <u>Amendment, Modification, and Termination of Plan</u>. At any time and from time to time, the Board may amend, modify, alter, suspend, discontinue or terminate the Plan, in whole or in part, without stockholder approval; provided, however, that (a) to the extent necessary and desirable to comply with any Applicable Law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval is required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by <u>Section 4.3</u>) or the number of shares available for issuance as ISOs, or (ii) permits the Committee to grant Options with an Exercise Price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option beyond ten (10) years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements, or (v) change the granting corporation or (vi) the type of stock.

11.2 <u>Amendment of Awards</u>. Subject to <u>Section 4.3</u>, at any time and from time to time, the Committee may amend the terms of any one or more outstanding Awards, provided that the Award as amended is consistent with the terms of the Plan or if necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, without limitation, Section 409A and, to the extent applicable, Section 162(m) of the Code), and to the administrative regulations and rulings promulgated thereunder. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, no Option may be amended to reduce the per share Exercise Price of the shares subject to such Option below the per share exercise price as of the date the Option is granted, and, except as permitted by <u>Section 4.3</u>, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share Exercise Price.

11.3 <u>Awards Previously Granted</u>. No termination, amendment, or modification of the Plan or any Award shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award; provided, however, that any such modification made for the purpose of complying with Section 409A of the Code may be made by the Company without the consent of any Participant.

11.4 <u>Repricing and Backdating Prohibited</u>. Notwithstanding anything in this Plan to the contrary, except as provided under <u>Section 4.3</u> and <u>Section 11.2</u>, neither the Committee nor any other person may (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise price of the original Options or SARs; or (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Share price in exchange for cash or other securities. In addition, the Committee may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Committee takes action to approve such Award.

Article 12

Withholding

12.1 <u>Tax Withholding</u>. Unless otherwise provided by the Committee, the Company shall deduct or withhold any amount needed to satisfy any foreign, federal, state, or local tax (including but not limited to the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event arising or as a result of this Plan ("<u>Withholding Taxes</u>").

12.2 <u>Share Withholding</u>. Unless otherwise provided by the Committee, upon the exercise of Options, the lapse of restrictions on Restricted Stock, the vesting of Restricted Stock Units the distribution of Performance Shares in the form of Stock, or any other taxable event hereunder involving the transfer of Stock to a Participant, the Company shall withhold Stock equal in value, using the Fair Market Value on the date determined by the Company to be used to value the Stock for tax purposes, to the Withholding Taxes applicable to such transaction.

Any fractional Share of Stock payable to a Participant shall be withheld as additional Federal withholding, or, at the option of the Company, paid in cash to the Participant.

Unless otherwise determined by the Committee, when the method of payment for the Exercise Price is from the sale by a stockbroker pursuant to <u>Section 6.5(c)</u>, herein, of the Stock acquired through the Option exercise, then the tax withholding shall be satisfied out of the proceeds. For administrative purposes in determining the amount of taxes due, the sale price of such Stock shall be deemed to be the Fair Market Value of the Stock.

If permitted by the Committee, prior to the end of any Performance Period a Participant may elect to have a greater amount of Stock withheld from the distribution of Performance Shares to pay withholding taxes; provided, however, the Committee may prohibit or limit any individual election or all such elections at any time.

Alternatively, or in combination with the foregoing, the Committee may require Withholding Taxes to be paid in cash by the Participant or by the sale of a portion of the Stock being distributed in connection with an Award, or by a combination thereof.

The withholding of taxes is intended to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act to the extent permitted by law.

Article 13

General Provisions Applicable to Awards

13.1 Minimum Vesting. Subject to Section 10.1, each Award shall have a minimum vesting period of one (1) year; provided that the Committee may determine in its sole discretion that up to five percent (5%) of the Shares available for issuance under the Plan may be granted free of such minimum vesting requirements.

13.2 Form of Payment. Subject to the provisions of this Plan, the Award Agreement and any Applicable Law, payments or transfers to be made by the Company or any Affiliate on the grant, exercise, or settlement of any Award may be made in such form as determined by the Committee including, without limitation, cash, Stock, other Awards, other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or any combination thereof, in each case determined by rules adopted by the Committee.

13.3 Treatment of Dividends and Dividend Equivalents on Unvested Awards. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or Dividend Equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or Dividend Equivalents) shall either (i) not be paid or credited with respect to such Award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied.

13.4 Limits on Transfer.

(a) Except as otherwise provided in Section 13.4(b),

(i) no Award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or the laws of descent and distribution or pursuant to a domestic relations order, unless and until such Award has been exercised, or the Shares underlying such Award have been issues, and all restrictions applicable to such Shares have lapsed;

(ii) no Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Participant or the Participant's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 13.4(a)(i); and

(iii) during a Participant's lifetime, only the Participant or the Participant's guardian or legal representative may exercise an Award (or any portion thereof) granted to him or her under the Plan, unless it has been disposed of pursuant to a domestic relations order. After a Participant's death, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by such Participant's personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 13.4(a), the Committee, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant without consideration, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Participant); and (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer. In addition, and further notwithstanding Section 13.4(a), hereof, the Committee, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

13.5 <u>Beneficiaries</u>. Notwithstanding Section 13.4, if provided in the applicable Award Agreement, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than fifty percent (50%) of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

13.6 <u>Forfeiture Events/Representations</u>. The Committee may specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of Service for Cause, violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company. The Committee may also specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be conditioned upon the Participant making a representation regarding compliance with noncompetition, confidentiality or other restrictive covenants that may apply to the Participant and providing that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment on account of a breach of such representation. In addition and without limitation of the foregoing, any amounts paid hereunder shall be subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any "clawback" policy adopted by the Company or as is otherwise required by applicable law or stock exchange listing condition.

13.7 <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

13.8 <u>Reservation of Stock</u>. The Company shall at all times during the term of the Plan and any outstanding Awards granted hereunder reserve or otherwise keep available such number of Shares of Stock as will be sufficient to satisfy the requirements of the Plan (if then in effect) and the Awards and shall pay all fees and expenses necessarily incurred by the Company in connection therewith.

13.9 <u>Reimbursement of Company for Unearned or Ill-gotten Gains</u>. Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Committee may, without obtaining the approval or consent of the Company's shareholders or of any Participant, require that any Participant who personally engaged in one of more acts of fraud or misconduct that have caused or partially caused the need for such restatement or any current or former chief executive officer, chief financial officer, or executive officer, regardless of their conduct, to reimburse the Company in a manner consistent with Section 409A of the Code, if the Award constitutes "Non-Qualified Deferred Compensation," for all or any portion of any Awards granted or settled under this Plan (with each such case being a "<u>Reimbursement</u>"), or the Committee may require the termination or rescission of, or the recapture associated with, any Award, in excess of the amount the Participant would have received under the accounting restatement.

13.10 <u>Delay in Payment</u>. To the extent required in order to avoid the imposition of any interest and/or additional tax under Section 409A(a)(1)(B) of the Code, any amount that is considered deferred compensation under the Plan or Award Agreement and that is required to be postponed pursuant to Section 409A of the Code, following the a Participant's Termination of Employment shall be delayed for six (6) months if a Participant is deemed to be a "specified employee" as defined in Section 409A(a)(2)(i)(B) of the Code; provided that, if the Participant dies during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A of the Code shall be paid to the executor or administrator of the decedent's estate within 60 days following the date of his death. A "<u>Specified Employee</u>" means any Participant who is a "key employee" (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof), as determined by the Company in accordance with its uniform policy with respect to all arrangements subject to Section 409A of the Code, based upon the twelve (12) month period ending on each December 31st (the "<u>Identification Period</u>"). All Participants who are determined to be key employees under Section 416(i) of the Code (without regard to paragraph (5) thereof) during the identification period shall be treated as Specified Employees for purposes of the Plan during the twelve (12) month period that begins on the first day of the 4th month following the close of such identification period.

Article 14

Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 15

Miscellaneous Provisions

15.1 <u>Substitute Awards in Corporate Transactions</u>. Nothing contained in the Plan shall be construed to limit the right of the Committee to grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, the Committee may grant Awards under the Plan to an employee or director of another corporation who becomes an Eligible Person by reason of any such corporate transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. Any shares of Stock subject to these substitute Awards shall not be counted against any of the maximum share limitations set forth in the Plan.

15.2 <u>409A Compliance</u>. It is intended that all Awards issued under the Plan be in a form and administered in a manner that will comply with the requirements of Section 409A of the Code, or the requirements of an exception to Section 409A of the Code, and the Award Agreement and this Plan will be construed and administered in a manner that is consistent with and gives effect to such intent. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A of the Code. With respect to an Award that constitutes a deferral of compensation subject to Section 409A of the Code: (i) if any amount is payable under such Award upon a termination of service, a termination of service will be treated as having occurred only at such time the Participant has experienced a "separation from service" as such term is defined for purposes of Section 409A of the Code; (ii) if any amount is payable under such Award upon a disability, a disability will be treated as having occurred only at such time the Participant has experienced a "disability" as such term is defined for purposes of Section 409A of the Code; (iii) if any amount is payable under such Award on account of the occurrence of a Change in Control, a Change in Control will be treated as having occurred only at such time a "change in the ownership or effective control of the corporation or in the ownership of a substantial portion of the assets of the corporation" has occurred as such terms are defined for purposes of Section 409A of the Code, (iv) if any amount becomes payable under such Award on account of a Participant's separation from service at such time as the Participant is a "specified employee" within the meaning of Section 409A of the Code, then no payment shall be made, except as permitted under Section 409A of the Code, prior to the first business day after the earlier of (y) the date that is six months after the date of the Participant's separation from service or (z) the Participant's death, (v) any right to receive any installment payments under this Plan shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment, and (vi) no amendment to or payment under such Award will be made except and only to the extent permitted under Section 409A of the Code.

Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

15.3 <u>Section 16(b) of the Exchange Act</u>. All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Stock are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

15.4 <u>Unfunded Status of the Plan</u>. The Plan is intended to constitute an "unfunded" plan for incentive compensation, and the Plan is not intended to constitute a plan subject to the provisions of ERISA. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or payments with respect to Options, Stock Appreciation Rights and other Awards hereunder, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

15.5 <u>Nonexclusivity of the Plan</u>. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of stock options and restricted stock other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

15.6 <u>Investment Representations</u>. The Company shall be under no obligation to issue any shares covered by any Award unless the shares to be issued pursuant to Awards granted under the Plan have been effectively registered under the Securities Act of 1933, as amended, or the Participant shall have made such written representations to the Company (upon which the Company believes it may reasonably rely) as the Company may deem necessary or appropriate for purposes of confirming that the issuance of such shares will be exempt from the registration requirements of that Act and any applicable state securities laws and otherwise in compliance with all applicable laws, rules and regulations, including but not limited to that the Participant is acquiring the shares for his or her own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution of any such shares.

15.7 Registration. If the Company shall deem it necessary or desirable to register under the Securities Act of 1933, as amended or other applicable statutes any Shares of Stock issued or to be issued pursuant to Awards granted under the Plan, or to qualify any such Shares of Stock for exemption from the Securities Act of 1933, as amended or other applicable statutes, then the Company shall take such action at its own expense. The Company may require from each recipient of an Award, or each holder of Shares of Stock acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for that purpose and may require reasonable indemnity to the Company and its officers and directors from that holder against all losses, claims, damage and liabilities arising from use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. In addition, the Company may require of any such person that he or she agree that, without the prior written consent of the Company or the managing underwriter in any public offering of Shares of Stock, he or she will not sell, make any short sale of, loan, grant any option for the purchase of, pledge or otherwise encumber, or otherwise dispose of, any shares of Stock during the 180 day period commencing on the effective date of the registration statement relating to the underwritten public offering of securities. Without limiting the generality of the foregoing provisions of this Section 15.7, if in connection with any underwritten public offering of securities of the Company the managing underwriter of such offering requires that the Company's directors and officers enter into a lock-up agreement containing provisions that are more restrictive than the provisions set forth in the preceding sentence, then (a) each holder of shares of Stock acquired pursuant to the Plan (regardless of whether such person has complied or complies with the provisions of clause (b) below) shall be bound by, and shall be deemed to have agreed to, the same lock-up terms as those to which the Company's directors and officers are required to adhere; and (b) at the request of the Company or such managing underwriter, each such person shall execute and deliver a lock-up agreement in form and substance equivalent to that which is required to be executed by the Company's directors and officers.

15.8 Placement of Legends; Stop Orders; etc. Each share of Stock to be issued pursuant to Awards granted under the Plan may bear a reference to the investment representation made in accordance with Section 15.4 in addition to any other applicable restriction under the Plan, the terms of the Award and to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such shares of Stock. All shares of Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any certificates or recorded in connection with book-entry accounts representing the shares to make appropriate reference to such restrictions.

15.9 Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by Applicable Law.

15.10 Limitation of Rights in Stock. A Participant shall not be deemed for any purpose to be a stockholder of the Company with respect to any of the Shares of Stock subject to an Award, unless and until Shares shall have been issued therefor and delivered to the Participant or his agent. Any Stock to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the Certificate of Incorporation and the Bylaws of the Company.

15.11 Employment Not Guaranteed. Nothing in the Plan shall interfere with or limit in any way the right of the Company (or any Affiliate) to terminate any Participant's Employment at any time, nor confer upon any Participant any right to continue in the employ of the Company (or any Affiliate), subject to the terms of any separate employment or consulting agreement or provision of law or corporate articles or by-laws to the contrary, at any time to terminate such employment or consulting agreement or to increase or decrease, or otherwise adjust, the other terms and conditions of the recipient's employment or other association with the Company and its Affiliates.

15.12 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

15.13 <u>Gender and Number</u>. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

15.14 <u>Severability</u>. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

15.15 <u>Requirements of Law</u>. The granting of Awards and the issuance of Shares under the Plan shall be subject to Applicable Law and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.16 <u>Errors</u>. At any time the Company may correct any error made under the Plan without prejudice to the Company. Such corrections may include, among other things, changing or revoking an issuance of an Award.

15.17 <u>Elections and Notices</u>. Notwithstanding anything to the contrary contained in this Plan, all elections and notices of every kind shall be made on forms prepared by the Company or the General Counsel, Secretary or Assistant Secretary, or their respective delegates or shall be made in such other manner as permitted or required by the Company or the General Counsel, Secretary or Assistant Secretary, or their respective delegates, including but not limited to elections or notices through electronic means, over the Internet or otherwise. An election shall be deemed made when received by the Company (or its designated agent, but only in cases where the designated agent has been appointed for the purpose of receiving such election), which may waive any defects in form. The Company may limit the time an election may be made in advance of any deadline.

Where any notice or filing required or permitted to be given to the Company under the Plan, it shall be delivered to the principal office of the Company, directed to the attention of the General Counsel of the Company or his or her successor. Such notice shall be deemed given on the date of delivery.

Notice to the Participant shall be deemed given when mailed (or sent by telecopy) to the Participant's work or home address as shown on the records of the Company or, at the option of the Company, to the Participant's e-mail address as shown on the records of the Company.

It is the Participant's responsibility to ensure that the Participant's addresses are kept up to date on the records of the Company. In the case of notices affecting multiple Participants, the notices may be given by general distribution at the Participants' work locations.

15.18 <u>Governing Law</u>. To the extent not preempted by Federal law, the Plan, and all awards and agreements hereunder, and any and all disputes in connection therewith, shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to conflict or choice of law principles which might otherwise refer the construction, interpretation or enforceability of this Plan to the substantive law of another jurisdiction.

15.19 <u>Venue</u>. The Company and the Participant to whom an Award under this Plan is granted, for themselves and their successors and assigns, irrevocably submit to the exclusive and sole jurisdiction and venue of the state or federal courts of Delaware with respect to any and all disputes arising out of or relating to this Plan, the subject matter of this Plan or any awards under this Plan, including but not limited to any disputes arising out of or relating to the interpretation and enforceability of any awards or the terms and conditions of this Plan. To achieve certainty regarding the appropriate forum in which to prosecute and defend actions arising out of or relating to this Plan, and to ensure consistency in application and interpretation of the Governing Law to the Plan, the parties agree that (a) sole and exclusive appropriate venue for any such action shall be an appropriate federal or state court in Delaware, and no other, (b) all claims with respect to any such action shall be heard and determined exclusively in such Delaware court, and no other, (c) such Delaware court shall have sole and exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating hereto and (d) that the parties waive any and all objections and defenses to bringing any such action before such Delaware court, including but not limited to those relating to lack of personal jurisdiction, improper venue or forum non conveniens.

15.20 <u>No Obligation to Notify</u>. The Company shall have no duty or obligation to any holder of an Option to advise such holder as to the time or manner of exercising such Option. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending transaction or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Option to the holder of such Option.

POWERFLEET, INC.
2018 INCENTIVE PLAN
ISRAELI APPENDIX

This Israeli Appendix (the "**Appendix**") to the 2018 Incentive Plan (as amended from time to time, the "**Plan**") of POWERFLEET, INC. (the "**Company**") shall apply only to Participants (as defined in the Plan) who are, or are deemed to be, residents of the State of Israel for Israeli tax purposes. This Appendix is made pursuant to Section 5.2 of the Plan.

1. GENERAL

1.1. The Committee, in its discretion, may grant Awards to eligible Participants and shall determine whether such Awards intended to be 102 Awards or 3(9) Awards. Each Award shall be evidenced by an Award Agreement, which shall expressly identify the Award type, and be in such form and contain such provisions, as the Committee shall from time to time deem appropriate.

1.2. The Plan shall apply to any Awards granted pursuant to this Appendix, provided, that the provisions of this Appendix shall supersede and govern in the case of any inconsistency or conflict, either explicit or implied, arising between the provisions of this Appendix and the Plan.

1.3. Unless otherwise defined in this Appendix, capitalized terms contained herein shall have the same meanings given to them in the Plan.

2. DEFINITIONS.

2.1. "**3(9) Award**" means any Award representing a right to purchase shares of Common Stock granted by the Company to any Participant who is not an Employee pursuant to Section 3(9) of the Ordinance.

2.2. "**102 Award**" means any Award intended to qualify (as set forth in the Award Agreement) and which qualifies under Section 102, provided it is settled only in shares of Common Stock.

2.3. "**102 Capital Gain Track Award**" means any Award granted by the Company to an Employee pursuant to Section 102(b)(2) or (3) (as applicable) of the Ordinance under the capital gain track.

2.4. "**102 Non-Trustee Award**" means any Award granted by the Company to an Employee pursuant to Section 102(c) of the Ordinance without a Trustee.

2.5. "**102 Ordinary Income Track Award**" means any Award granted by the Company to an Employee pursuant to Section 102(b)(1) of the Ordinance under the ordinary income track.

2.6. "**102 Trustee Awards**" means, collectively, 102 Capital Gain Track Awards and 102 Ordinary Income Track Awards.

2.7. "**Affiliate**" means, for purpose of 102 Trustee Award, an "employing company" within the meaning and subject to the conditions of Section 102(a) of the Ordinance**.**

2.8. "**Applicable Law**" shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the common stock of the Company are then traded or listed.

2.9. "**Controlling Stockholder**" means as to such term is defined in Section 32(9) of the Ordinance.

2.10. "**Election**" as defined in Section 3.2 below.

2.11. "**Employee**" means an "employee" within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Appendix means (i) an individual employed by an Israeli company being an Affiliate, and (ii) an individual who is serving and is engaged personally (and not through an entity) as an "office holder" by an Affiliate, excluding any Controlling Stockholder).

2.12. "**ITA**" means the Israel Tax Authority.

2.13. "**Ordinance**" means the Israeli Income Tax Ordinance (New Version), 1961, including the Rules and any other regulations, rules, orders or procedures promulgated thereunder, as may be amended or replaced from time to time.

2.14. "**Required Holding Period**" as defined in Section 3.5.1 below.

2.15. "**Rules**" means the Income Tax Rules (Tax Reliefs in Stock Issuance to Employees) 5763-2003.

2.16. "**Section 102**" means Section 102 of the Ordinance.

2.17. "**Trust Agreement**" means the agreement to be signed between the Company, an Affiliate and the Trustee for the purposes of Section 102.

2.18. "**Trustee**" means the trustee appointed by the Company's Board of Directors and/or by the Committee to hold the Awards and approved by the ITA.

2.19. "**Withholding Obligations**" as defined in Section 5.5 below.

3. 102 AWARDS

3.1. <u>Tracks</u>. Awards granted pursuant to this Section 3 are intended to be granted as either 102 Capital Gain Track Awards or 102 Ordinary Income Track Awards. 102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 3 and the general terms and conditions of the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations.

3.2. <u>Election of Track</u>. Subject to Applicable Law, the Company may grant only one type of 102 Trustee Award at any given time to all Participants who are to be granted 102 Trustee Awards pursuant to this Appendix, and shall file an election with the ITA regarding the type of 102 Trustee Award it elects to grant before the date of grant of any 102 Trustee Award (the "**Election**"). Such Election shall also apply to any other securities received by any Participant as a result of holding the 102 Trustee Awards. The Company may change the type of 102 Trustee Award that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting 102 Non-Trustee Awards.

3.3. <u>Eligibility for Awards</u>. Subject to Applicable Law, 102 Awards may only be granted to Employees. Such 102 Awards may either be granted to a Trustee or granted under Section 102 without a Trustee.

3.4. <u>102 Award Grant Date</u>.

3.4.1. Each 102 Award will be deemed granted on the date determined by the Committee, subject to the provisions of the Plan, provided that (i) the Participant has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to any 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA.

3.4.2. Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of the Plan and this Appendix or an amendment to the Plan or this Appendix, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of the Plan and this Appendix or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, and such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement. Nevertheless, this 30-day period may be waived subject to a special tax ruling to be obtained from the ITA and pursuant to its terms, or may not apply to any exchange of equity pursuant to a special tax ruling and its terms.

3.5. <u>102 Trustee Awards</u>.

3.5.1. Each 102 Trustee Award, each share of Common Stock issued pursuant to the grant, exercise or vesting of any 102 Trustee Award and any rights granted thereunder, shall be allocated or issued to and registered in the name of the Trustee and shall be held in trust or controlled by the Trustee (pursuant to an approval from the ITA) for the benefit of the Participant for the requisite period prescribed by the Ordinance or such longer period as set by the Committee (the "**Required Holding Period**"). In the event that the requirements under Section 102 to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(9) Award (as determined by the Company), all in accordance with the provisions of the Ordinance. After the expiration of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such shares of Common Stock, provided that (i) the Trustee has received an acknowledgment from the ITA that the Participant has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or the Affiliate withhold(s) all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any shares of Common Stock issued upon exercise or (if applicable) vesting of such 102 Trustee Awards. The Trustee shall not release any 102 Trustee Awards or shares of Common Stock issued upon exercise or (if applicable) vesting thereof, or any rights received with respect to such Awards, prior to the payment in full of the Participant's tax and compulsory payments arising from such 102 Trustee Awards and/or shares of Common Stock or the withholding referred to in (ii) above.

3.5.2. Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in the Plan, this Appendix or the Award Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in the Plan, this Appendix or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Award shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant shall execute any and all documents that the Company and/or the Affiliate and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

3.5.3. During the Required Holding Period, the Participant shall not release from trust or sell, assign, transfer or give as collateral, the shares of Common Stock issuable upon the exercise or (if applicable) vesting of a 102 Trustee Award and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Participant under Section 102 and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, but subject to the terms of the Plan and this Appendix, release and transfer such shares of Common Stock to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the shares of Common Stock, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company's corporate documents, any agreement governing the shares of Common Stock, the Plan, this Appendix, the Award Agreement and any Applicable Law.

3.5.4. If a 102 Trustee Award is exercised or (if applicable) vested, the shares of Common Stock issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Participant, or shall be deposited with the Trustee, or be subject to the Trustee's control, if approved by the ITA.

3.5.5. Upon or after receipt of a 102 Trustee Award, if required, the Participant may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, this Appendix, or any 102 Trustee Awards granted to such Participant hereunder.

3.6. <u>102 Non-Trustee Awards</u>. The foregoing provisions of this Section 3 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 and the applicable Rules. The Committee may determine that 102 Non-Trustee Awards, the shares of Common Stock issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Award and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Award and all accrued rights thereon (if any) in trust for the benefit of the Participant and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the shares of Common Stock issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Award and/or any securities issued or distributed with respect thereto. The Company may choose, alternatively, to require the Participant to provide the Company with a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

3.7. <u>Written Participant Undertaking</u>. With respect to any 102 Trustee Award, as required by Section 102 and the Rules, by virtue of the receipt of such Award, the Participant is deemed to have undertaken and confirmed in writing the following (and such undertaking is deemed incorporated into any documents signed by the Participant in connection with the employment or service of the Participant and/or the grant of such Award). The following written undertaking shall be deemed to apply and relate to all 102 Trustee Awards granted to the Participant, whether under the Plan and this Appendix or other plans maintained by the Company, and whether prior to or after the date hereof:

3.7.1. The Participant shall comply with all terms and conditions set forth in Section 102 with regard to the "Capital Gain Track" or the "Ordinary Income Track", as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

3.7.2. The Participant is familiar with, and understands the provisions of, Section 102 in general, and the tax arrangement under the "Capital Gain Track" or the "Ordinary Income Track" in particular, and its tax consequences; the Participant agrees that the 102 Trustee Awards and shares of Common Stock that may be issued upon exercise or (if applicable) vesting of the 102 Trustee Awards (or otherwise in relation to the Awards), will be held by a trustee appointed pursuant to Section 102 for at least the duration of the "Holding Period" (as such term is defined in Section 102) under the "Capital Gain Track" or the "Ordinary Income Track", as applicable. The Participant understands that any release of such 102 Trustee Awards or shares of Common Stock from trust, or any sale of the shares of Common Stock prior to the termination of the Holding Period, as defined above, will result in taxation at the marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

3.7.3. The Participant agrees to the trust deed signed between the Company, his employing company and the trustee appointed pursuant to Section 102.

4. 3(9) AWARDS

4.1. Awards granted pursuant to this Section 4 are intended to constitute 3(9) Awards and shall be granted subject to the general terms and conditions of the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 4 and the other terms of the Plan, this Section 4 shall prevail.

4.2. To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(9) Awards and/or any shares of Common Stock or other securities issued or distributed with respect thereto granted pursuant to the Plan and this Appendix shall be issued to a trustee nominated by the Committee in accordance with the provisions of the Ordinance. In such event, the trustee shall hold such Awards and/or any shares of Common Stock or other securities issued or distributed with respect thereto in trust, until exercised by the Participant or (if applicable) vested, and the full payment of tax arising therefrom, pursuant to the Company's instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the trustee. If determined by the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Participant may become liable upon issuance of shares of Common Stock, whether due to the exercise or (if applicable) vesting of Awards.

4.3. Shares of Common Stock pursuant to a 3(9) Award shall not be issued, unless the Participant delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Participant acquiring shares of Common Stock under the Award or the Participant provides other assurance satisfactory to the Committee of the payment of those withholding taxes.

5. AGREEMENT REGARDING TAXES; DISCLAIMER

5.1. If the Committee shall so require, as a condition of exercise of an Award or the release of shares of Common Stock by the Trustee, a Participant shall agree that, no later than the date of such occurrence, the Participant will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Committee and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

5.2. TAX LIABILITY. ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE THEREOF, THE SALE OR DISPOSITION OF ANY SHARES OF COMMON STOCK GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE PARTICIPANT OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE PARTICIPANT, AND THE PARTICIPANT SHALL INDEMNIFY THE COMPANY, THE AFFILIATE AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON. EACH PARTICIPANT AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

5.3. NO TAX ADVICE. THE PARTICIPANT IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING OF AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE PARTICIPANT ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE PARTICIPANT.

5.4. TAX TREATMENT. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS EVENTUALLY TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT. THIS PROVISION SHALL SUPERSEDE ANY DESIGNATION OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW. THE COMPANY DOES NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENTS OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING. NO ASSURANCE IS MADE BY THE COMPANY OR THE AFFILIATE THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WILL QUALIFY AT THE TIME OF EXERCISE OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND THE AFFILIATE SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE PARTICIPANT. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITY, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE PARTICIPANT.

5.5. The Company or the Affiliate may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or the Affiliate is required by any Applicable Law to withhold in connection with any Awards (collectively, "**Withholding Obligations**"). Such actions may include (i) requiring Participants to remit to the Company in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company in connection with the Award or the exercise or (if applicable) vesting thereof; (ii) subject to Applicable Law, allowing the Participants to provide shares of Common Stock, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding shares of Common Stock otherwise issuable upon the exercise of an Award at a value which is determined by the Committee to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Participant until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

5.6. Each Participant shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Participant first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or shares of Common Stock issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Participant shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

5.7. With respect to 102 Non-Trustee Awards, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or the Affiliate with whom the Participant is employed a security or guarantee for the payment of taxes due at the time of sale of shares of Common Stock, all in accordance with the provisions of Section 102 and the Rules.

6. RIGHTS AND OBLIGATIONS AS A STOCKHOLDER

6.1. A Participant shall have no rights as a stockholder of the Company with respect to any shares of Common Stock covered by an Award until the Participant exercises the Award, pays the exercise price therefor and becomes the record holder of the subject shares of Common Stock. In the case of 102 Awards or 3(9) Awards (if such Awards are being held by a Trustee), the Trustee shall have no rights as a stockholder of the Company with respect to the shares of Common Stock covered by such Award until the Trustee becomes the record holder for such Common Stock for the Participant's benefit, and the Participant shall not be deemed to be a stockholder and shall have no rights as a stockholder of the Company with respect to the shares of Common Stock covered by the Award until the date of the release of such shares of Common Stock from the Trustee to the Participant and the transfer of record ownership of such shares of Common Stock to the Participant (provided however that the Participant shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the shares of Common Stock held by the Trustee for such Participant's benefit, subject to any tax withholding and compulsory payment). No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date on which the Participant or Trustee (as applicable) becomes the record holder of the shares of Common Stock covered by an Award, except as provided in the Plan.

6.2. With respect to shares of Common Stock issued upon the exercise or (if applicable) vesting of Awards hereunder, any and all voting rights attached to such Common Stock shall be subject to the provisions of the Plan, and the Participant shall be entitled to receive dividends distributed with respect to such shares of Common Stock, subject to the provisions of the Company's Certificate of Incorporation, as amended from time to time, and subject to any Applicable Law (after deduction of all applicable tax payments).

7. GOVERNING LAW

7.1. This Appendix shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without reference to conflicts of law principles, except that applicable Israeli laws, rules and regulations (as amended) shall apply to any mandatory tax matters arising hereunder.

<p style="text-align:center">****</p>



[U.S. Form of Proxy Card]

Powerfleet, Inc.

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.investorvote.com/AIOT** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/AIOT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2024 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposals 2, 3 and 4.

1. Election of five directors, each to serve until the Company's 2025 annual meeting of stockholders and until their respective successors are duly elected and qualified.

01 - Michael Brodsky
02 - Ian Jacobs
03 - Andrew Martin
04 - Michael McConnell
05 - Steve Towe

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right.

01 ☐ 02 ☐ 03 ☐ 04 ☐ 05 ☐

	For	Against	Abstain
2. Ratification of the appointment of Deloitte & Touche as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2025.	☐	☐	☐
3. Approval, on an advisory basis, of the Company's executive compensation.	☐	☐	☐
4. Approval of an amendment to the Company's 2018 Incentive Plan, as amended, to increase the number of shares of common stock available for issuance thereunder.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

0414NB

The 2024 Annual Meeting of Stockholders of Powerfleet, Inc. will be held on
Tuesday, September 17, 2024, at 10:00 am EST, virtually via the internet at meetnow.global/MJUJUHP.

To access the virtual meeting, you must have the information that is printed in the shaded bar
located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the 2024 Annual Meeting of Stockholders.
The material is available at: https://www.investorvote.com/AIOT



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Help the environment by consenting to receive electronic
delivery, sign up at www.investorvote.com/AIOT

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Powerfleet, Inc.



Notice of 2024 Annual Meeting of Stockholders

Proxy Solicited by Board of Directors for Annual Meeting — September 17, 2024

Steve Towe and David Wilson, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Powerfleet, Inc. to be held on September 17, 2024 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of nominees listed in Proposal 1 and FOR Proposals 2, 3 and 4.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address − Please print new address below.   **Comments** − Please print your comments below.





[S.A. Form of Proxy Card]

PROXY FORM

2024 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON 17 SEPTEMBER 2024 AT 10AM EASTERN TIME

Only for use by certificated stockholders or dematerialised stockholders of Powerfleet, Inc or **"the Company"** who have selected "own-name" registration.

For use by Powerfleet, Inc stockholders in the South African register at the 2024 Annual Meeting of Stockholders of Powerfleet, Inc (the "Annual Meeting") to be held on Tuesday, 17 September 2024 at 10am Eastern Time, and at any adjournment or postponement thereof. The Company will be holding the Annual Meeting in a virtual meeting format only. You may attend, vote and submit questions during the Annual Meeting via the Internet at meetnow.global/MJUJUHP. The Company has designed the format of the Annual Meeting to ensure that you are afforded the same rights and opportunities to participate as you would at an in-person meeting, using online tools to ensure your access and participation.

If you have dematerialised your shares with a Central Securities Depository Participant ("CSD Participant") or broker and have not selected "own-name" registration, you must arrange with your CSD Participant or broker to instruct them as to how you wish to vote at the Annual General Meeting. This must be done in terms of the agreement entered into between you and the CSD Participant or broker.

I/We (Names in full – please print) ____________________

of (address – please print): ____________________

being the holder of [   ] Shares in Powerfleet, Inc hereby appoint:

1.	of	or failing him/her
2.	of	or failing him/her

Steve Towe and David Wilson, or any of them, each as my/our proxy to attend and vote for me/us at the Annual Meeting and at any adjournment thereof, and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat in accordance with the following instructions (see notes):

	For	Against	Abstain
Resolution 1 – Election of Directors: Nominees			
01 - Michael Brodsky			
02 - Ian Jacobs			
03 - Andrew Martin			
04 - Michael McConnell			
05 - Steve Towe			
Resolution 2 – Ratification of the selection of Deloitte and Touche as the independent registered public accounting firm for the company for the fiscal year ending March 31, 2025			
Resolution 3 – Advisory vote (non-voting) to approve executive compensation			
Resolution 4 – Approval of the amendment Powerfleet, Inc. 2018 Incentive Plan, as amended, to increase the number of shares of common stock available for issuance thereunder			

Signed at _____, on _____ 2024

Name _____
(in block letters)

Signature/s _____

Assisted by me _____
(if applicable)

Full name/s of signatory/ies if signing in a representative capacity
_____
(In block letters, and authority to be attached – see note 9)

Please read the notes below:

NOTES

1) Each stockholder is entitled to appoint one or more proxies (none of whom need be a stockholder of Powerfleet, Inc) to attend, speak, vote or abstain from voting in place of that stockholder at the Annual Meeting.

2) Forms of proxy must be lodged with or posted to the South African Transfer Secretaries, Computershare Investor Services (Pty) Limited, Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196 (Private Bag X9000, Saxonwold, 2132; or email to proxy@computershare.co.za), to be received by no later than 10am Eastern Time on [•] 2024.

3) If the signatory does not indicate in the appropriate place on the face hereof how he/she wishes to vote in respect of any resolutions, Steve Towe and David Wilson, or any of them, each as a proxy stockholder will vote in favour of the resolution.

4) Steve Towe and David Wilson shall be entitled to decline to accept the authority of a person signing this form of proxy:

    a.   under a power of attorney; or
    b.   on behalf of a company;

    Unless the power of attorney or authority is deposited at the office Powerfleet, Inc Transfer Secretaries, not less than 48 hours before the time appointed for the holding of the Annual Meeting.

5) The chairman of the meeting may reject or accept any form of proxy, which is completed and/or received other than in accordance with these notes, provided that the chairman of the meeting is satisfied as to the manner in which the stockholder concerned wishes to vote.

6) A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

7) If the holding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total holding registered in the stockholder's name.

8) A vote given in terms of an instrument of proxy shall be valid in relation to the Annual Meeting, notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the shares in Powerfleet, Inc in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the Transfer Secretaries no less than 48 hours before the commencement of the Annual Meeting.

9) Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by Powerfleet, Inc or its Transfer Secretaries or waived by the chairman of the meeting.

10) Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Powerfleet, Inc or the Transfer Secretaries.

11) Where there are joint stockholders of shares and if more than one such joint stockholder is represented, then the person whose name appears first in the register of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

12) Where shares are held jointly, all joint stockholders are required to sign.

13) A minor must be assisted by his/her parent or guardian, unless the relevant documents establishing his/her legal capacity have been registered by the Transfer Secretaries of Powerfleet, Inc.

14) Dematerialised stockholders who have not selected "own-name" registration and who wish to vote by way of proxy must advise their CSD Participant or broker who will issue the necessary letter of representation in writing for a dematerialised stockholder or proxy to do so.

15) If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the stockholder.

16) This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of the Annual Meeting or other matters that may properly come before the meeting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: **001-39080**

POWERFLEET, INC.
(Exact name of registrant as specified in its charter)

Delaware	**83-4366463**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
123 Tice Boulevard, Woodcliff Lake, New Jersey	**07677**
(Address of principal executive offices)	(Zip Code)

(201) 996-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	AIOT	The Nasdaq Global Market
(Title of class)	(Trading Symbol)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
	Emerging growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $105.8 million.

The number of shares of the registrant's Common Stock outstanding as of May 1, 2024 was 107,349,987 shares.

EXPLANATORY NOTE

References in this document to "Powerfleet", "the Company", "we", "our", or "us" are intended to mean Powerfleet, Inc., individually, or as the context requires, collectively with its subsidiaries on a consolidated basis. This Annual Report on Form 10-K (this "Form 10-K") contains the Company's audited financial statements for the year ended December 31, 2023 and restates certain financial information and related footnote disclosures in the Company's previously issued Annual Reports on Form 10-K for the years ended December 31, 2022 and 2021 (collectively, the "Audited Financial Statements"), Quarterly Reports on Form 10-Q for the quarterly and year-to-date periods ended September 30, 2023 and 2022, Quarterly Reports on Form 10-Q for the quarterly and year-to-date periods ended June 30, 2023 and 2022 and Quarterly Reports on Form 10-Q for the quarterly and year-to-date periods ended March 31, 2023 and 2022 (collectively, the "Interim Unaudited Financial Statements") to make certain changes as described below.

In connection with the preparation of its audited consolidated financial statements for the year ended December 31, 2023, the Company determined that the accounting for the redemption premium associated with its Series A convertible preferred stock (the "Series A Preferred Stock") was understated resulting in an understatement of "net loss attributable to common stockholders" and "net loss per share attributable to common stockholders" for each period, an understatement of the value of the "convertible redeemable preferred stock" as of each balance sheet date, and an overstatement of the "additional paid-in capital" as of each balance sheet date. The required adjustments to correct the redemption value calculation of the Series A Preferred Stock and the related accretion of the value of the preferred stock in the consolidated statement of operations, include the recording of non-cash accretion resulting in an increase in the net loss attributable to common stockholders, an increase in the convertible redeemable preferred stock and a decrease in additional paid-in capital in the Company's consolidated financial statements. Because the correction of this misstatement is material to the previously reported results of operations of the Company included in our previously issued Audited Financial Statements and Interim Unaudited Financial Statements, the audit committee of the board of directors of the Company (the "Audit Committee") concluded that the consolidated financial statements included in the Audited Financial Statements and Interim Unaudited Financial Statements should no longer be relied upon. In connection with the restatement to correct for this error, the Company determined that it is appropriate to revise the previously filed consolidated financial statements included in this Form 10-K to correct other unrelated errors that were either unrecorded or addressed as out-of-period adjustments in previously filed consolidated financial statements that were not material, individually or in the aggregate, to such financial statements.

Due to the discovery of this error, the Company's management identified a material weakness in the Company's internal control over financial reporting that existed as of December 31, 2023 and prior periods, relating to the measurement and valuation of the Company's Series A Preferred Stock. For a discussion of management's consideration of the Company's disclosure controls and procedures, internal control over financial reporting, and the material weaknesses identified, see Part II, Item 9A, "Controls and Procedures" of this Form 10-K.

We have not filed, and do not intend to file, any amendments to our previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for the restated periods. Accordingly, investors should rely only on the financial information and other disclosures regarding the restated periods in this Form 10-K or in our future filings with the Securities and Exchange Commission (the "SEC"), as applicable, and not on any previously issued or filed reports, earnings releases, investor presentations or other similar communications relating to the restated periods.

See Note 2 to our financial statements, included in Part II, Item 8 of this Form 10-K, for additional information on the restatement of, and the related effects on, our consolidated financial statements for the restated periods.

POWERFLEET, INC.

TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Form 10-K contains "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which may include information concerning our beliefs, plans, objectives, goals, expectations, strategies, anticipations, assumptions, estimates, intentions, future events, future revenues or performance, capital expenditures and other information that is not historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Many of these statements appear, in particular, under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. When used in this report, the words "seek," "estimate," "expect," "anticipate," "project," "plan," "contemplate," "plan," "continue," "intend," "believe" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove to be correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this report. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements herein include, but are not limited, to:

- future economic and business conditions, including the conflict between Israel and Hamas;
- integration of our and MiX Telematics' businesses and the ability to recognize the anticipated synergies and benefits of the business combination with MiX Telematics Limited ("MiX Telematics");
- the commercial, reputational and regulatory risks to our business that may arise as a consequence of our need to restate certain of our consolidated financial statements for the Non-Reliance Periods;
- the loss of any of our key customers or reduction in the purchase of our products by any such customers;
- the failure of the markets for our products to continue to develop;
- our inability to adequately protect our intellectual property;
- our inability to manage growth;
- the effects of competition from a wide variety of local, regional, national and other providers of wireless solutions;
- changes in laws and regulations or changes in generally accepted accounting policies, rules and practices;
- changes in technology or products, which may be more difficult or costly, or less effective, than anticipated; and
- those risks and uncertainties set forth under the heading "Risk Factors" in Item 1A of this report.

There may be other factors of which we are currently unaware or which we currently deem immaterial that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date they are made and are expressly qualified in their entirety by the cautionary statements included in this report. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date they were made or to reflect the occurrence of unanticipated events, or otherwise.

Note Regarding Trademarks

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS® and Design, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR®, POWERFLEET®, POWERFLEET VISION®, POWERFLEET IQ®, POWERFLEET YARD®, VERIWISE IQ®, didBOX®, FREIGHTCAM, KEYTROLLER®, REEFERMATE®, POWERFLEET and DESIGN®, CAMERA Design®, Mix Telematics, Mix Telematics – Logo, Matrix Vehicle Tracking Logo, Datatrak, Tracking. Simply Sorted, Beame Character Device, Beame Logo 2012, Beame Logo 2010, Mix-Drive, FM-WEB, Matrix – right by your side (2013 logo), Mix Vision, Mix Safedrive, FM Communicator, MIX ROVI, Beame Logo, Our Customers Are People, Not Vehicles, Tripmaster, Life Takes You Places, Matrix Brings you Home, MiX Intuition, Recovery. Simply Sorted, Geoloc Advanced Alert, MiX Now, Mix Recovery Protect, Mix Fleet Manager, Connected and Protected Fleet.

Item 1. Business.

Overview

Powerfleet is a global leader of Internet-of-Things ("IoT") solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

On April 2, 2024, we consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that we entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and our wholly owned subsidiary ("Powerfleet Sub"), and MiX Telematics, a public company incorporated under the laws of the Republic of South Africa (the "MiX Combination"). On such closing date, Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics (including those represented by MiX Telematics' American Depositary Shares) through the implementation of a scheme of arrangement (the "Scheme") in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, as amended (the "Companies Act"), in exchange for shares of our common stock. As a result, MiX Telematics became our indirect, wholly owned subsidiary.

Our Powerfleet for Warehouse solutions are designed to provide on-premise or in-facility asset and operator management, monitoring, and visibility for warehouse trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency.

Our Powerfleet for Logistics solutions are designed to provide bumper-to-bumper asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These systems provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains.

Our Powerfleet for Vehicles solutions are designed both to enhance the vehicle fleet management process, whether it's a rental car, a private fleet, or automotive original equipment manufacturer ("OEM") partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs and improve customer service.

Our patented technologies are a proven solution for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, and Cellocator.

We have an established history of IoT device development and innovation creating devices that can withstand harsh and rugged environments. With 46 patents and patent applications and over 25 years' experience, we believe we are well positioned to evolve our offerings for even greater value to customers through our cloud-based applications for unified operations.

We deliver advanced data solutions that connect mobile assets to increase visibility, operational efficiency and profitability. Across our spectrum of vertical markets, we differentiate ourselves by developing mobility platforms that collect data from unique sensors. Further, because we are OEM agnostic, we help organizations view and manage their mixed assets homogeneously. All of our solutions are paired with software as a service ("SaaS") and analytics platforms to provide an even deeper level of insights and understanding of how assets are utilized and how drivers and operators operate those assets. These insights include a full set of Key Performance Indicators ("KPIs") to drive operational and strategic decisions. Our customers typically get a return on their investment in less than 12 months from deployment.

Our enterprise software applications have machine learning capabilities and are built to integrate with our customers' management systems to provide a single, integrated view of asset and operator activity across multiple locations while providing real-time enterprise-wide benchmarks and peer-industry comparisons. We look for analytics, as well as the data contained therein, to differentiate us from our competitors, adding significant value to customers' business operations, and helping to contribute to their bottom line. Our solutions also feature open application programming interfaces ("APIs") for additional integrations and development to boost other enterprise management systems and third-party applications.

We market and sell our connected IoT data solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, and field services. Traditionally, these businesses have relied on manual, often paper-based, processes or on-premise legacy software to operate their high-value assets, manage workforce resources, and distributed sites; and face environmental, safety, and other regulatory requirements. In today's landscape, it is crucial for these businesses to invest in solutions that enable easy analysis and sharing of real-time information.

Our Solutions

We provide critical actionable information that powers unified operations throughout organizations. We are solving the challenge of inefficient data collection, real-time visibility, and analysis that leads to transformative business operations. Our SaaS cloud-based applications take data from our IoT devices and ecosystem of third-party and partner applications to present actionable information for customers to increase efficiencies, improve safety and security, and increase their profitability in easy-to-understand reports, dashboards, and real-time alerts.

Key Applications of Our IoT Solutions

We provide real-time intelligence for organizations with high-value assets allowing them to make informed decisions and ultimately improve their operations, safety, and bottom line. Our applications enable organizations to capture IoT data from various types of assets with devices and sensors creating a holistic view for analysis and action.

The core applications that our IoT solutions address include:

End-to-End Visibility: Organizations with expensive assets such as vehicles, machinery, or equipment need to keep track of where the assets are located, monitor for misuse, and understand how and when assets are being used. By having complete visibility of their assets, customers can improve security, utilization and customer service. In addition, our visibility solutions help with personnel workflows and resource management, freight visibility through load status, equipment availability status, dwell and idle time, geofencing, two-way temperature control and management, multizone temperature monitoring, arrival and departure times, and supply chain allocation.

Regulatory Compliance: Businesses must comply with government regulations and provide proof of compliance, which is commonly an onerous process to enforce and maintain. Our solutions provide critical data points and reports to help customers stay within compliance, avoid fines for non-compliance, and automate the reporting process. We deliver real-time position reports, hours-of-service, temperature monitoring and control, electronic safety checklists, workflow management, controlling vehicle access to only authorized operators, inspection reports, and history logs of use.

Improve Safety: Our applications are designed to provide asset and operator management, monitoring, and visibility for safer environments. Our solutions allow our customers to monitor their fleet of vehicles on various parameters, including but not limited to, vehicle location, speed, engine fault codes, driver behavior, eco-driving, and ancillary sensors and can receive reports and alerts, either automatically or upon request wirelessly via the internet, email, mobile phone or an SMS. In addition, our dash camera provides critical video capture that can be used to help exonerate drivers when in accidents or help bolster training and coaching programs of employees. We also offer preventative solutions such as safety warning products to alert vehicle operators of objects or pedestrians in their pathway to prevent accidents, injuries, and damage. Our analytics platform features dashboards with KPIs and can help managers identify patterns, trends and outliers that can be used as flags for interventions.

Drive Operational Efficiency & Productivity: To increase utilization of mobile assets, our solutions enable the identification of a change in status, real-time location, geo-fencing alerts when an asset is approaching or leaving its destination, cargo status, and on-board intelligence utilizing a motion sensor and proprietary logic that identifies the beginning of a drive and the end of a drive. Having this information enables customers to increase capacity, speed of service, right-size their fleets, and improve communication internally and with customers. In addition, customers can increase revenue per mile, reduce claims and claims processing times, and reduce the number of assets needed. This is achieved through proving such things as two-way integrated workflows for drivers, control assignments and work change, Electronic Driver Logging and automated record keeping for regulatory compliance, monitoring of asset pools and geofence violations, and various reporting insights that flag under-utilized assets, the closest assets, and alerts on dwell time and exceeding the allotted time for loading and unloading.

We help customers to automate processes and increase productivity of their employees. Our applications enable customers to determine where operators are assigned and can temporarily reassign them based on peak needs, evaluate any disparity in the amount employees are paid compared to the time they actually spend operating a vehicle. Our applications help answer the question of why does it take some employees longer than others to do specific tasks, where to focus labor resources, and how to forecast vehicles and operators needed for future workflow.

In addition, for our rental car vertical, our applications automatically upload vehicle identification number, mileage and fuel data as a vehicle enters and exits the rental lot, which can significantly expedite the rental and return processes for travelers, and provide the rental company with more timely inventory status, more accurate billing data that can generate higher fuel-related revenue, and an opportunity to utilize customer service personnel for more productive activities, such as inspecting vehicles for damage and helping customers with luggage.

Our solution for "car sharing" permits a rental car company to remotely control, track and monitor their rental vehicles wherever they are parked. Whether for traditional "pod-based" rental or for the emerging rent-anywhere model, the system, through APIs integrated into any rental company's fleet management system, (i) manages member reservations by smart phone or Internet, and (ii) charges members for vehicle use by the hour.

For our customers with a variety of make-model-years in their fleet, we have developed an unmatched library of certified vehicle code interfaces through our second-generation On-Board Diagnostics, industry standard. Our patented fleet management system helps fleet owners improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support.

Increase Security: Our solutions allow our customers to reduce theft and improve inventory management. Customers can lockdown their assets with automated e-mail or text message alerts, emergency tracking of assets (higher frequency of reports) if theft is expected, geo-fencing alerts when an asset enters a prohibited geography or location, and near real-time sensors that alert based on changes in temperature and shock, among other things. We also provide stolen vehicle retrieval ("SVR") services. Most of the SVR products used to provide our SVR services are mainly sold to (i) local car dealers and importers that in turn sell the products equipped in the vehicle to the end users who purchase the SVR services directly from us, or (ii) leasing companies which purchase our SVR services in order to secure their own vehicles.

Reduce Costs

We enable our customers to improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support. Our solutions provide engine performance, machine diagnostics, fuel consumption, and battery life to improve preventative maintenance scheduling, increase uptime, and gain a longer service life of equipment. Through our software applications, customers can optimize capacity, analyze resource allocation, and improve utilization of assets to reduce capital expenses such as purchasing new or leasing additional equipment. Our applications provide root cause analysis for any cargo claims and help with exoneration of drivers in accidents via dash camera visibility.

Analytics and Machine Learning

Our analytics platforms provide our customers with a holistic view of their asset activity across their enterprise. For example, our image machine learning system allows us to process images from our freight camera and other sources and identify key aspects of operations and geospatial information such as location, work being accomplished, type of cargo, how cargo is loaded and if there are any visible issues such as damage.

Key Performance Indicators & Benchmarks

Our cloud-based software applications provide a single, integrated view of asset activity across multiple locations, generating enterprise-wide benchmarks, peer-industry comparisons, and deeper insights into asset operations. In addition, our customers can set real-time alerts for exception-based reporting or critical activity that needs immediate attention. This enables management teams to make more informed, effective decisions, raise asset performance standards, increase productivity, reduce costs, and enhance safety.

Specifically, our analytics platforms allow users to quantify best-practice enterprise benchmarks for asset utilization and safety, reveal variations and inefficiencies in asset activity across both sites and geographic regions, or identify opportunities to eliminate or reallocate assets, to reduce capital and operating costs. We provide an extensive set of decision-making tools and a variety of standard and customized reports to help businesses improve overall operations.

We look for analytics and machine learning to make a growing contribution to drive platform and SaaS revenue, further differentiate our offerings and add value to our solutions. We also use our analytics platform for our own internal platform quality control.

Services

Hosting Services: We provide the use of our systems as a remotely hosted service, with the system server and application software residing in our colocation center or on a cloud platform provider's infrastructure (e.g., Azure, AWS). This approach helps us reduce support costs and improve quality control. It separates the system from the restrictions of the customers' local IT networks, which helps reduce their system support efforts and makes it easier for them to receive the benefits of system enhancements and upgrades. Our hosting services are typically offered with extended maintenance and support services over a multi-year term of service, with automatic renewals following the end of the initial term.

Software as a Service: We provide system monitoring, help desk technical support, escalation procedure development, routine diagnostic data analysis and software updates services as part of the ongoing contract term. These services ensure deployed systems remain in optimal performance condition throughout the contract term and provide access to newly developed features and functions on an annual basis.

Maintenance Services: We provide a warranty on the hardware components of our system. During the warranty period, we either replace or repair defective hardware. We also make extended maintenance contracts available to customers and offer ongoing maintenance and support on a time and materials basis.

Customer Support and Consulting Services for Ease of Use, Adoption, and Added Value: We have developed a framework for the various phases of system training and support that offer our customers both structure and flexibility. Major training phases include hardware installation and troubleshooting, software installation and troubleshooting, "train-the-trainer" training on asset hardware operation, preliminary software user training, system administrator training, information technology issue training, ad hoc training during system launch and advanced software user training.

Increasingly, training services are provided through scalable online interactive training tools. Support and consulting services are priced based on the extent of training that the customer requests. To help our customers derive the most benefit from our system, we supply a broad range of documentation and support including videos, interactive online tools, hardware user guides, software manuals, vehicle installation overviews, troubleshooting guides, and issue escalation procedures.

We provide our consulting services both as a standalone service to study the potential benefits of implementing an IoT business intelligence solution and as part of the system implementation itself. In some instances, customers prepay us for extended maintenance, support and consulting services. In those instances, the payment amount is recorded as deferred revenue and revenue is recognized over the service period.

Growth Strategy

Our objective is to become a leading global provider of IoT SaaS solutions for high-value enterprise assets to drive optimized operations and create safer environments. In 2023, we consolidated and augmented many of our existing capabilities on a single customer software platform branded as "Unity." We have designed our Unity platform to enable rapid and deep integration with IoT devices and third-party business systems to a highly scalable data pipeline that powers artificial intelligence-driven insights to help companies save lives, time, and money. Unity is an increasingly important initiative to meet our objective of becoming a leading global provider of IoT SaaS solutions for high-value enterprise assets to drive optimized operations and create safer environments. To achieve this goal, we intend to prove value, retain and grow business with existing customers and pursue opportunities with new customers by:

- focusing our business solutions by vertical markets and go to market strategies to each market;

- positioning ourselves as an innovative thought leader;

- maintaining a world class sales and marketing team;

- identifying, seizing, and managing revenue opportunities;

- expanding our customer base, achieving wider market penetration and educating customers with mixed assets in their organization about our other applications;

- implementing improved marketing, sales and support strategies;

- shortening our initial sales cycles by helping our customers through:

  - identifying and quantifying benefits expected from our solutions;

  - accelerating transitions from implementation to roll-out; and

  - building service revenue through long-term SaaS contracts;

- differentiating our product offering through analytics, machine learning, unique sensors, and value-added services;

- producing incremental revenue at a high profit margin; and

- expanding our partnerships and integrations.

We also plan to expand into new applications and markets by:

- pursuing opportunities to integrate our system with computer hardware and software vendors, including:

  - OEMs;

  - transportation management systems;

  - warehouse management systems;

  - labor and timecard systems;

  - enterprise resource planning; and

  - yard management systems.

- establishing relationships with global distributors; and

- evaluating and pursuing strategically sound acquisitions of companies.

Sales and Marketing

Our sales and marketing objectives are to achieve broad market awareness and penetration, with an emphasis both on expanding business opportunities with existing customers and on securing new customers.

We market our systems directly to commercial and government organizations and through indirect sales channels, such as OEMs, vehicle importers, distributors, and warehouse equipment dealers.

In addition, we are actively pursuing strategic relationships with key companies in our target markets - including complementary hardware and software vendors and service providers - to further penetrate these markets by embedding our products in the assets our systems monitor and integrating our solutions with other systems.

We sell our systems to corporate-level executives, division heads and site-level management within the enterprise. Typically, our initial system deployment serves as a basis for potential expansion across the customer's organization.

We work closely with customers to demonstrate a return on investment, which is usually less than 12 months, and help maximize the utilization and benefits of our system and demonstrate the value of enterprise-wide deployments. Post-implementation, we consult with our customers to further extend and customize the benefits to the enterprise by delivering enhanced analytics capabilities.

Customers

We market and sell our wireless solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as automotive manufacturing, retail, food and grocery distribution, logistics, shipping, freight transportation, heavy industry, wholesale distribution, manufacturing, aerospace and vehicle rental.

We enter into master agreements with our customers in the normal course of business. These agreements define the terms of any sales of products and/or services by us to the applicable customer, including, but not limited to, terms regarding payment, support services, termination and assignment rights. These agreements generally obligate us only when products or services are actually sold to the customer thereunder.

We strive to establish long-term relationships with our customers in order to maximize opportunities for new application development and increased sales. Some of our global customers that benefit from the Company's combined solutions to power their specific IoT and machine to machine mobility needs include Avis, Walmart, Toyota, and XPO Logistics. No individual customer generates revenue equal to or greater than 10% of the Company's consolidated total revenue.

Competition

The market for our solutions is rapidly evolving, highly competitive and fragmented. Our target markets are also subject to quickly changing product technologies, shifting customer needs, regulatory requirements and frequent introductions of new products and services.

In each of our global markets, we encounter different competitors due to the dynamics of each market. A significant number of companies have developed or are developing and marketing software and hardware for wireless products that currently compete or will compete directly with our solutions. We compete with organizations varying in size, including many small, start-up companies as well as large, well-capitalized organizations.

While some of our competitors focus exclusively on providing wireless asset management solutions, many are involved in wireless technology as an extension of a broader business. Many of our larger competitors are able to dedicate extensive financial resources to the research and development and deployment of wireless solutions. As government and commercial entities expand the use of wireless technologies, we expect that competition will continue to increase within our target markets.

Research and Development

Our research and development team has expertise in areas such as hardware, software and firmware development and testing, database design and data analytics, wireless communications, artificial intelligence methods, mechanical and electrical engineering, and both product and project management. In addition, we utilize external contractors to supplement our team in the areas of software and firmware development, digital design, test development and product-level testing.

Generally, our research and development efforts are focused on expanding the capabilities of our products; differentiating our offerings through our Unity platform build, simplifying the implementation, support and utilization of our solutions, reducing the cost of our solutions, increasing the reliability of our solutions, expanding the functionality of our solutions to meet customer and market requirements, applying new advances in technology to enhance existing solutions, and building further competitive advantages through our intellectual property portfolio.

Intellectual Property

Patents

We attempt to protect our technology and products through a variety of intellectual property protections, including the pursuit of patent protection in the United States and certain foreign jurisdictions. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by U.S. patents or proprietary rights owned by us may differ from that of their foreign counterparts. Where strategically appropriate, we will attempt to pursue suspected violators of our patents and, whenever possible, monetize our intellectual property.

We built a portfolio of patents and patent applications relating to various aspects of our technology and products, including our wireless asset management systems, connected car products, and vehicle management systems. As of February 29, 2024, our patent portfolio includes 39 U.S. patents, 3 pending U.S. patent applications, 2 pending foreign patent applications, and 2 foreign patents. With the timely payment of all maintenance fees, the U.S. patents have expiration dates falling between 2024 and 2040. No single patent or patent family is considered material to our business.

Trademarks

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS® and Design, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR®, POWERFLEET®, POWERFLEET VISION®, POWERFLEET IQ®, POWERFLEET YARD®, VERIWISE IQ®, didBOX®, FREIGHTCAM, KEYTROLLER®, REEFERMATE®, POWERFLEET and DESIGN® and CAMERA Design®. Following the MiX Combination, we have additional trademarks for Mix Telematics, Mix Telematics – Logo, Matrix Vehicle Tracking Logo, Datatrak, Tracking. Simply Sorted, Beame Character Device, Beame Logo 2012, Beame Logo 2010, Mix-Drive, FM-WEB, Matrix – right by your side (2013 logo), Mix Vision, Mix Safedrive, FM Communicator, MIX ROVI, Beame Logo, Our Customers Are People, Not Vehicles, Tripmaster, Life Takes You Places, Matrix Brings you Home, MiX Intuition, Recovery. Simply Sorted, Geoloc Advanced Alert, MiX Now, Mix Recovery Protect, Mix Fleet Manager, Connected and Protected Fleet.

We attempt to avoid infringing known proprietary rights of third parties in our product development and sales efforts. However, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential at the time of the application filing, with regard to similar technologies. If we were to discover that our products violate third-party proprietary rights, we may not be able to:

- obtain licenses to continue offering such products without substantial reengineering;

- re-engineer our products successfully to avoid infringement;

- obtain licenses on commercially reasonable terms, if at all;

- litigate an alleged infringement successfully; or

- settle without substantial expense and damage awards.

Any claims against us relating to the infringement of third-party proprietary rights, even if without merit, could result in the expenditure of significant financial and managerial resources or in injunctions preventing us from distributing certain products. Such claims could materially adversely affect our business, financial condition and results of operations.

Our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. In general, our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual safeguards may not be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to, or competitive with, those developed by us. Our failure or inability to protect our proprietary rights could materially and adversely affect our business, financial condition and results of operations.

Manufacturing

We outsource our hardware manufacturing operations to contract manufacturers. This strategy enables us to focus on our core competencies - designing hardware and software systems and delivering solutions to customers - and avoid investing in capital-intensive electronics manufacturing infrastructure. Outsourcing also provides us with the ability to ramp up deliveries to meet increases in demand without increasing fixed expenses.

Our manufacturers are responsible for obtaining the necessary components and supplies to manufacture our products. While components and supplies are generally available from a variety of sources, manufacturers generally depend on a limited number of suppliers. In the past, unexpected demand for communication products has caused worldwide shortages of certain electronic parts and allocation of such parts by suppliers that had an adverse impact on the ability of manufacturers to deliver products as well as on the cost of producing such products.

Due to the general availability of manufacturers for our products, we do not believe that the loss of any of our manufacturers would have a long-term material adverse effect on our business, although there could be a short-term adverse effect on our business.

We generally attempt to maintain sufficient inventory to meet customer demand for products, as well as to meet anticipated sales levels. If our product mix changes in unanticipated ways, or if sales for particular products do not materialize as anticipated, we may have excess inventory or inventory that becomes obsolete. In such cases, our operating results could be negatively affected.

Government Regulations

The use of radio emissions is subject to regulation in the United States by various federal agencies, including the Federal Communications Commission (the "FCC") and the Occupational Safety and Health Administration. Various state agencies also have promulgated regulations which concern the use of lasers and radio/electromagnetic emissions standards.

Regulatory changes in the United States and other countries in which we may operate in the future could require modifications to some of our products in order for us to continue manufacturing and marketing our products in those areas.

Our products intentionally transmit radio signals, including narrow band and spread spectrum signals, as part of their normal operation. We have obtained certification from the FCC for our products that require certification. Users of these products in the United States do not require any license from the FCC to use or operate our products. To market and sell our integrated wireless solutions in the European Union, we also utilize unlicensed radio spectra and have obtained the required European Norm certifications.

In addition, some of our operations use substances regulated under various federal, state and local laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Certain of our products are subject to various federal, state and local laws governing chemical substances in electronic products.

The adoption of unfavorable regulations, or unfavorable interpretations of existing regulations by courts or regulatory bodies, could require us to incur significant compliance costs, cause the development of the affected markets to become impractical or otherwise adversely affect our ability to produce or market our products.

Since 1996, our subsidiary Pointer Telocation Ltd. ("Pointer") has held an operational license, which is renewed on a regular basis, from the Ministry of Communications in Israel to operate our wireless messaging system over 2 MHz in the 966 to 968 MHz radio spectrum band. It also obtains licenses from the Israeli Ministry of Communications in order to manufacture, import, market and sell its products in Israel.

Our subsidiary Pointer Argentina S.A. ("Pointer Argentina") obtains domestic licenses for the deployment of our SVR operation in Argentina and local operators are required to obtain a specific license for their operations.

We are currently registered by the Federal Department of Security in Mexico to provide our services.

Certain of our South African subsidiaries, including Pointer SA (PTY) Ltd. ("Pointer South Africa"), are currently registered as security service providers under the Private Security Industry Regulation Act, 2001 in South Africa. Our products are also listed with the Independent Communications Authority of South Africa.

While the use of our cellular monitoring units does not require regulatory approvals, in Israel, the use of our radio frequency products is subject to regulatory approvals from government agencies. In general, applications for regulatory approvals to date have not been problematic. However, we cannot guarantee that approvals already obtained are or will remain sufficient in the view of regulatory authorities indefinitely.

Employees

As of April 15, 2024, we had 780 total employees globally, 100% of whom are full-time employees. We believe that our relationships with our employees are good.

Recent Developments

Higher interest rates and lingering inflation, fluctuations in currency values, continued supply chain disruptions, and ongoing geopolitical conflicts, such as the wars between Russia and Ukraine and between Israel and Hamas, have resulted in significant economic disruption and adversely impacted the broader global economy, including our customers and suppliers. Given the dynamic and uncertain nature of the current macroeconomic environment, we cannot reasonably estimate the impact of such developments on our financial condition, results of operations or cash flows into the foreseeable future. The ultimate extent of the effects of these developments remain highly uncertain, and such effects could exist for an extended period of time.

Other Information

I.D. Systems, Inc. ("I.D. Systems") was incorporated in the State of Delaware in 1993. Powerfleet, Inc. was incorporated in the State of Delaware in February 2019 for the purpose of effectuating the transactions pursuant to which we acquired Pointer (the "Pointer Merger"). Upon the closing of the Pointer Merger, Powerfleet became the parent entity of I.D. Systems and Pointer.

Our primary website is www.powerfleet.com. We make available on this website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such information to, the SEC. Reports and other information we file with the SEC may also be viewed at the SEC's website at www.sec.gov. We also make available on this website, free of charge, our Code of Ethics for Senior Financial Officers, which applies to our principal executive officer, principal financial officer and principal accounting officer.

Item 1A. Risk Factors.

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating the Company's business. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to the Company or that the Company currently deems immaterial may also adversely affect our business, financial condition or results of operations.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, among others, the following:

- We may not realize the anticipated benefits and cost savings of the MiX Combination.
- Integrating our business and MiX Telematics' business may be more difficult, time-consuming or costly than expected.
- The market price for shares of our common stock may decline as a result of the MiX Combination, including as a result of some of our stockholders adjusting their portfolios.
- The MiX Combination may not be accretive, and may be dilutive, to the combined company's earnings per share, which may negatively affect the market price of shares of our common stock.
- We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.
- The inability of our supply chain to deliver certain key components, such as semiconductors, could materially adversely affect our business, financial condition and results of operations.
- Our expansion into new products, services, and technologies subjects us to additional risks.
- If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.
- Inaccurate output from artificial intelligence could result in brand and reputation damage.
- We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.
- The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.
- We may not be able to successfully execute our strategic initiatives or meet our long-term financial goals.
- We are an international company and may be susceptible to a number of political, economic and geographic risks that could harm our business.
- Conditions and changes in the global economic environment may adversely affect our business and financial results.

- The international scope of our business exposes us to risks associated with foreign exchange rates.
- We may need to obtain additional capital to fund our operations that could have negative consequences on our business.
- If the market for our technology does not develop or become sustainable, expands more slowly than we expect or becomes saturated, our revenues will decline and our financial condition and results of operations could be materially and adversely affected.
- We rely significantly on channel partners to sell our products, and disruptions to, or our failure to develop and manage our channel partners would harm our business.
- If we are unable to protect our intellectual property rights, our financial condition and results of operations could be materially and adversely affected.
- We have been, and may continue to become, involved in intellectual property disputes that could subject us to significant liability and divert the time and attention of our management and prevent us from selling our products.
- Our Israeli subsidiaries have incurred significant indebtedness.
- The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or take certain actions.
- In connection with the MiX Combination, we have incurred significant additional indebtedness to finance the redemption of our Series A preferred stock.
- The restatement of our previously issued consolidated financial statements and the related analysis and ongoing remedial measures have been time-consuming and expensive and could expose us to additional risks that could materially adversely affect our financial position, results of operations and cash flows.
- In connection with the preparation of our annual financial statements for the fiscal year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.
- We rely on subcontractors to manufacture and deliver our products.
- Our manufacturers rely on a limited number of suppliers for several significant components used in our products.
- The federal government or independent standards organizations may implement significant regulations or standards that could adversely affect our ability to produce or market our products.
- Because our products are complex, they may have undetected errors or failures when they are introduced, which could seriously harm our business, and our product liability insurance may not adequately protect us.
- Changes in practices of insurance companies in the markets in which we provide and sell our SVR services and products could adversely affect our revenues and growth potential.
- A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.
- A reduction in vehicle theft rates may adversely impact demand for our SVR services and products.
- The increasing availability of handheld general packet radio service GPRS devices may reduce the demand for our products for small fleet management.
- The use of our products is subject to international regulations.
- The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.
- Our financial statements may not reflect certain payments we may be required to make to employees.
- Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.
- Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
- Manufacturing of many of our products is highly complex, and an interruption by suppliers, subcontractors or vendors could adversely affect our business, financial condition or results of operations.
- If we lose our executive officers, or are unable to recruit additional personnel, our ability to manage our business could be materially and adversely affected.
- We provide financing to our customers for the purchase of our products, which may increase our credit risks in the event of a deterioration in a customer's financial condition or in global credit conditions.
- Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.
- Goodwill impairment or intangible impairment charges may affect our results of operations in the future.
- We have operations located in Israel, and therefore our results may be adversely affected by political, military and economic conditions in Israel.
- Many of our employees in Israel are required to perform military reserve duty.
- Economic uncertainty and volatility in Mexico may adversely affect our business.

- Fluctuations in the value of the South African Rand may have a significant impact on our reported revenue and results of operations, which may make it difficult to evaluate our business performance between reporting periods.
- If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts, each of which would result in the loss of revenue.
- Socio-economic inequality in South Africa or regionally may subject us to political and economic risks, which may affect the ownership or operation of our business.
- The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.
- Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.
- Our Amended and Restated Certificate of Incorporation, as amended provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.
- Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders and could make it more difficult for stockholders to change our management.

Risks Related to Our Business

We may not realize the anticipated benefits and cost savings of the MiX Combination.

The success of the MiX Combination will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the two businesses. Our ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

- the parties' ability to successfully combine their respective businesses;

- the risk that the combined businesses will not perform as expected;

- the extent to which the parties will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of the two businesses;

- the possibility that the aggregate consideration being paid for MiX Telematics is greater than the value we will derive from the MiX Combination;

- the possibility that the combined company will not achieve the unlevered free cash flow that the parties have projected;

- the incurrence of additional indebtedness in connection with the MiX Combination and the resulting limitations placed on the combined company's operations; and

- the assumption of known and unknown liabilities of MiX Telematics, including potential tax and employee-related liabilities.

If we are not able to successfully integrate the businesses within the anticipated time frame, or at all, the anticipated cost savings, synergies operational efficiencies and other benefits of the MiX Combination may not be realized fully or may take longer to realize than expected, and the combined company may not perform as expected.

Integrating our business and MiX Telematics' business may be more difficult, time-consuming or costly than expected.

We and MiX Telematics have operated independently prior to completion of the MiX Combination on April 2, 2024, and there can be no assurances that our businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of our company's ongoing business or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of our company and MiX Telematics in order to realize the anticipated benefits of the MiX Combination so that the combined business performs as expected include, among others:

- combining the companies' separate operational, financial, reporting and corporate functions;

- integrating the companies' technologies, products and services;

- identifying and eliminating redundant and underperforming operations and assets;

- harmonizing the companies' operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

- addressing possible differences in corporate cultures and management philosophies;

- maintaining employee morale and retaining key management and other employees;

- attracting and recruiting prospective employees;

- consolidating the companies' corporate, administrative and information technology infrastructure;

- coordinating sales, distribution and marketing efforts;

- managing the movement of certain businesses and positions to different locations;

- maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

- coordinating geographically dispersed organizations; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of our management and our resources may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt our ongoing business and, consequently, the business of the combined company.

The market price for shares of our common stock may decline as a result of the MiX Combination, including as a result of some of our stockholders adjusting their portfolios.

The market value of our common stock at the time of consummation of the MiX Combination varied significantly from the prices of our common stock on the date the Implementation Agreement was executed, the date of our special meeting of stockholders relating to the MiX Combination and the closing date of the MiX Combination. The market price of our common stock may decline if, among other things, the operational cost savings estimates in connection with the integration of ours and MiX Telematics' businesses are not realized, or if the costs related to the MiX Combination are greater than expected. The market price also may decline if we do not achieve the perceived benefits of the MiX Combination as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the MiX Combination on our financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of our common stock by our stockholders after the completion of the MiX Combination may cause the market price of our common stock to decrease. Shareholders of MiX Telematics may decide not to hold the shares of our common stock that they received in the MiX Combination. Certain of our other stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of our common stock that they received in the MiX Combination. Such sales of our common stock could have the effect of depressing the market price for our common stock and may take place promptly following the MiX Combination.

Any of these events may make it more difficult for us to sell equity or equity-related securities and have an adverse impact on the price of our common stock.

The MiX Combination may not be accretive, and may be dilutive, to the combined company's earnings per share, which may negatively affect the market price of shares of our common stock.

We currently believe the MiX Combination will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for our products and services, and that the MiX Combination will be accretive to our earnings. This belief is based, in part, on preliminary current estimates that may materially change. In addition, future events and conditions, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the MiX Combination, could decrease or delay the accretion that is currently anticipated or could result in dilution. Any dilution of, or decrease in or delay of any accretion to, the combined company's earnings per share could cause the price of shares of our common stock to decline or grow at a reduced rate.

We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.

As of December 31, 2023, we had cash (including restricted cash) and cash equivalents of $19.3 million and working capital of $23.5 million. Our primary sources of cash are cash flows from the sales of products and services, our holdings of cash, cash equivalents and investments from the sale of our capital stock and borrowings under our credit facility. To date, we have not generated sufficient cash flow solely from operating activities to fund our operations.

We incurred net losses of approximately $22.1 million (as restated), $16.9 million (as restated) and $17.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, and have incurred additional net losses since inception. At December 31, 2023, we had an accumulated deficit of approximately $146.3 million. Our ability to increase our revenues from the sale of our solutions will depend on our ability to successfully implement our growth strategy and the continued expansion of our markets. If our revenues do not grow or if our operating expenses continue to increase, we may not be able to become profitable and the market price of our common stock could decline.

The inability of our supply chain to deliver certain key components, such as semiconductors, could materially adversely affect our business, financial condition and results of operations.

Our products contain a significant number of components that we source globally. If our supply chain fails to deliver products to us in sufficient quality and quantity on a timely basis, we will be challenged to meet our customer order delivery timelines and could incur significant additional expenses for expedited freight and other related costs. Similarly, many of our customers are dependent on an ever-greater number of global suppliers to manufacture their products. These global supply chains have continued to be adversely impacted by events outside of our control, including macroeconomic events, trade restrictions, economic recessions and ongoing geopolitical conflicts. Over the past two years, we have experienced delays in supply chain deliveries, extended lead times and shortages of key components, some raw material cost increases and slowdowns at certain production facilities. These disruptions have delayed and may continue to delay the timing of some orders and expected deliveries of our products, which has impacted our business and results of operations.

Many of the products we supply are reliant on semiconductors. Globally, there is an ongoing significant shortage of semiconductors. The semiconductor supply chain is complex, with capacity constraints occurring throughout. We have and will continue to work closely with our suppliers and customers to minimize any potential adverse impacts of the global semiconductor chip shortage and monitor the availability of semiconductor chips and other key components, customer production schedules and any other supply chain inefficiencies that may arise. However, if we are not able to mitigate the impact of the semiconductor chip shortage semiconductor shortage impact, any direct or indirect supply chain disruptions may have a material adverse impact on our business, financial condition and results of operations.

Our expansion into new products, services, and technologies subjects us to additional risks.

We may have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.

If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

Our market is characterized by rapid technological change and frequent new product announcements. Significant technological changes could render our existing technology obsolete. We are active in the research and development of new products and technologies and in enhancing our current products. However, research and development in our industry is complex and filled with uncertainty. For example, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, any of which may result in lost market opportunities. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If our efforts do not lead to the successful development, marketing and release of new products that respond to technological developments or changing customer needs and preferences, our revenues and market share could be materially and adversely affected. We may expend a significant amount of resources in unsuccessful research and development efforts. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products. Any of the foregoing could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

Inaccurate output from artificial intelligence could result in brand and reputation damage.

Artificial intelligence ("AI") is being integrated into a number of our solutions and/or products and could be a significant factor in future service offerings. While AI can present significant benefits, it also presents risks and challenges to our business. Data sourcing, technology, integration and process issues, program bias into decision-making algorithms, security challenges and the protection of personal privacy could impair the adoption and acceptance of AI solutions. If the output from AI solutions are deemed to be inaccurate or questionable, our brand and reputation may be harmed and we may potentially be subject to legal liability claims.

We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.

Our business operations require that we use and store sensitive data, including intellectual property and proprietary business information in our secure data centers and on our networks. We face a number of threats to our data centers and networks in the form of unauthorized access, security breaches and other system disruptions. It is critical to our business strategy that our infrastructure remains secure and is perceived by customers and partners to be secure. We require usernames and passwords in order to access our information technology systems. We also use encryption and authentication technologies to secure the transmission and storage of data. Despite our security measures, our information technology systems have been, and may continue to be, subject to cybersecurity threats and incidents. Any such security breach may compromise information used or stored on our networks and may result in significant data losses or theft of our, our customers', or our business partners' intellectual property or proprietary business information. A cybersecurity breach could negatively affect our reputation by adversely affecting the market's perception of the security or reliability of our products or services. In addition, a cyber-attack could result in other negative consequences, including remediation costs, disruption of internal operations, increased cybersecurity protection costs, lost revenues or litigation, which could have a material adverse effect on our business, results of operations and financial condition.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.

The industry in which we operate is highly competitive and influenced by the following:

- advances in technology;

- new product introductions;

- evolving industry standards;

- product improvements;

- rapidly changing customer needs;

- intellectual property invention and protection;

- marketing and distribution capabilities;

- ability to attract and retain highly skilled professionals;

- competition from highly capitalized companies;

- entrance of new competitors;

- ability of customers to invest in information technology; and

- price competition.

The products marketed by us and our competitors are becoming more complex. As the technological and functional capabilities of future products increase, these products may begin to compete with products being offered by traditional computer, network and communications industry participants that have substantially greater financial, technical, marketing and manufacturing resources than we do.

Although we are not aware of any current competitors that provide the precise capabilities of our systems, we are aware of competitors that offer similar approaches to address the customer needs that our products address. Those companies include both emerging companies with limited operating histories and companies with longer operating histories, greater name recognition and/or significantly greater financial, technical and marketing resources than ours.

We attempt to differentiate our solutions by continuing to innovate and by offering a choice of communication mode, patented battery management technology, sensor options, and installation configurations.

If we do not keep pace with product and technology advances, including the development of superior products by our competitors, or if we are unable to otherwise compete successfully against our competitors, there could be a material adverse effect on our competitive position, revenues and prospects for growth. As a result, our financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully execute our strategic initiatives or meet our long-term financial goals.

We have been engaged in strategic initiatives to focus on our core business to maximize long-term stockholder value, to improve our cost structure and efficiency and to increase our selling efforts and developing new business. We cannot provide any assurance that we will be able to successfully execute these or other strategic initiatives or that we will be able to execute these initiatives on our expected timetable. We may not be successful in focusing our core business and obtaining operational efficiencies or replacing revenues lost as a result of these strategic initiatives.

We are an international company and may be susceptible to a number of political, economic and geographic risks that could harm our business.

We are dependent on sales to customers outside the United States. Our international sales are likely to account for a significant percentage of our products and services revenue for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic event (for example, continued global supply chain disruptions, inflation and other cost increases, and the conflict between Russia and Ukraine and between Israel and Hamas) could result in a significant decline in our revenue. In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations will increase our cost of doing business in international jurisdictions. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy and filtering requirements, anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, international expansion efforts, ability to attract and retain employees, business, and operating results. Although we plan to implement policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Some of the risks and challenges of doing business internationally include:

- unexpected changes in regulatory requirements;

- fluctuations in international currency exchange rates including its impact on unhedgeable currencies and our forecast variations for hedgeable currencies;

- imposition of tariffs and other barriers and restrictions;

- management and operation of an enterprise spread over various countries;

- the burden of complying with a variety of laws and regulations in various countries;

- application of the income tax laws and regulations of multiple jurisdictions, including relatively low-rate and relatively high-rate jurisdictions, to our sales and other transactions, which results in additional complexity and uncertainty;

- the conduct of unethical business practices in certain developing countries;

- general economic and geopolitical conditions, including inflation and trade relationships;

- war and acts of terrorism;

- kidnapping and high crime rate;

- natural disasters or pandemics (for example, the COVID-19 pandemic);

- availability of U.S. dollars especially in countries with economies highly dependent on resource exports, particularly oil; and

- changes in export regulations.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation, adverse business conditions and liquidity concerns, as well as recent bank failures. These events and the related uncertainty about future economic conditions could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business and results of operations. Uncertainty about current global economic conditions, in particular as a result of the continued global supply chain disruptions, inflation and other cost increases, and the conflicts between Russia and Ukraine and between Israel and Hamas, and recent bank failures, could also cause volatility of our stock price. During periods of economic downturns, our customers may decrease their demand for wireless technology solutions, as well as the maintenance, support and consulting services we provide. This slowdown may have an adverse effect on the wireless solutions industry in general and on demand for our products and services, but the magnitude of that impact is uncertain. Our future growth is dependent, in part, upon the demand for our products and services. Prolonged weakness in the economy may cause business enterprises to delay or cancel wireless solutions projects, reduce their overall wireless solutions budgets and/or reduce or cancel orders for our services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, and payment and collection issues, and may also result in price pressures, causing us to realize lower revenues and operating margins. Additionally, if our customers cancel or delay their wireless solutions initiatives, our business, financial condition and results of operations could be materially and adversely affected. If the current uncertainty in the general economy does not change or continue to improve, our business, financial condition and results of operations could be harmed.

The international scope of our business exposes us to risks associated with foreign exchange rates.

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Euro, Israeli shekel, British pound sterling, Mexican peso, Argentine peso, Brazilian real and South African rand.

In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, and large external deficits. Risks in one country can limit our opportunities for growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. In addition, we may also be exposed to credit risks in some of those markets. We may implement currency hedges or take other actions intended to reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

We may need to obtain additional capital to fund our operations that could have negative consequences on our business.

We may require additional capital in the future to develop and commercialize additional products and technologies or take advantage of other opportunities that may arise, including potential acquisitions. We may seek to raise the necessary funds through public or private equity offerings, debt financings, additional operating improvements, asset sales or strategic alliances and licensing arrangements.

To the extent we raise additional capital by issuing equity securities, our existing stockholders may experience substantial dilution. In addition, we may be required to relinquish rights to our technologies or systems, or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliance, joint venture and licensing arrangements. We cannot provide assurance that the additional sources of funds will be available, or if available, would have reasonable terms. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and our business, financial condition, results of operations and stock price could be materially and adversely affected.

If the market for our technology does not develop or become sustainable, expands more slowly than we expect or becomes saturated, our revenues will decline and our financial condition and results of operations could be materially and adversely affected.

Our success is highly dependent on the continued market acceptance of our solutions. The market for our products and services is new and rapidly evolving. If the market for our products and services does not become sustainable, or becomes saturated with competing products or services, our revenues will decline and our financial condition and results of operations could be materially and adversely affected.

We rely significantly on channel partners to sell our products, and disruptions to, or our failure to develop and manage our channel partners would harm our business.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors' products may also prove to be difficult. Our failure to establish and maintain successful relationships with channel partners would harm our business and operating results.

If we are unable to protect our intellectual property rights, our financial condition and results of operations could be materially and adversely affected.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual measures to protect our intellectual property rights. Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by us. If such challenges are successful, our business will be materially and adversely affected.

Our employees, consultants and advisors enter into confidentiality agreements with us that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. Despite these efforts, we cannot assure you that we will be able to effectively enforce these agreements or our confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our systems, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could materially and adversely affect our financial condition and results of operations.

Policing the unauthorized use of our intellectual property is difficult, and we cannot assure you that the steps we have taken will prevent unauthorized use of our technology or other intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Accordingly, we may not be able to protect our proprietary rights against unauthorized third party copying or use. If we are unsuccessful in protecting our intellectual property, we may lose any technological advantages we have over competitors and our financial condition and results of operations could be materially and adversely affected.

We have been, and may continue to become, involved in intellectual property disputes that could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products, any of which could materially and adversely affect our financial condition and results of operations.

In recent years, there has been significant litigation in the United States and internationally involving claims of alleged infringement of patents and other intellectual property rights. Litigation has been, and may continue to be, necessary to enforce our intellectual property rights, defend ourselves against alleged infringement and determine the scope and validity of our intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs, divert the time and attention of our management and prevent us from selling our products. If a claim of patent infringement was decided against us, we could be required to, among other things:

- pay substantial damages to the party making such claim;

- stop selling, making, having made or using products or services that incorporate the challenged intellectual property;

- obtain from the holder of the infringed intellectual property right a license to sell, make or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

- redesign those products or services that incorporate such intellectual property.

The failure to obtain the necessary licenses or other rights could preclude the sale, manufacture or distribution of our products and could materially and adversely affect our financial condition and results of operations.

Our Israeli subsidiaries have incurred significant indebtedness.

On March 18, 2024, Powerfleet Israel Ltd. ("Powerfleet Israel") and Pointer entered into an amended and restated credit agreement (the "A&R Credit Agreement"), with Bank Hapoalim B.M. ("Hapoalim"), which refinanced the facilities under, and amended and restated, the prior credit agreement, dated August 19, 2019 (as amended, the "Prior Credit Agreement"). The A&R Credit Agreement provides Powerfleet Israel with two senior secured term loan facilities denominated in New Israeli Shekel ("NIS") in an aggregate principal amount of $30 million (comprised of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively ("Facility A" and "Facility B," respectively, and collectively, the "Term Facilities")), and two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (comprised of two revolvers in the aggregate principal amounts of $10 million and $10 million, respectively ("Facility C" and "Facility D," respectively, and, collectively, the "Revolving Facilities" and, together with the Term Facilities, the "Credit Facilities")). The outstanding amount under the facilities made available pursuant to the Prior Credit Agreement was approximately NIS 40.1 million, or $11.1 million, as of December 31, 2023. On March 18, 2024, Powerfleet Israel drew down $30 million in cash under the Term Facilities and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet. Such indebtedness will have the effect, among other things, of reducing Powerfleet Israel's and Pointer's flexibility to respond to changing business and economic conditions, will increase our borrowing costs and, because such indebtedness is subject to floating interest rates and exposed to foreign currency fluctuations, may increase Powerfleet Israel's and Pointer's vulnerability to fluctuations in market interest and foreign exchange rates. The A&R Credit Agreement continues to require Powerfleet Israel and Pointer to satisfy various covenants, including negative covenants that directly or indirectly restrict our ability to engage in certain transactions without the consent of the lender. The indebtedness continues to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all of its assets, as well as cross guarantees between Powerfleet Israel and Pointer. This may also make it more difficult for us to engage in future transactions without the consent of the lender. The increased levels of indebtedness could also reduce funds available to engage in investments in product development, capital expenditures and other activities and may create competitive disadvantages for us relative to other companies with lower debt levels. We may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond its control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all.

The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or to take certain actions.

The A&R Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on Powerfleet Israel and Pointer and limits their ability to engage in acts that may be in their long-term best interest, including restrictions on their ability to:

- incur or guarantee additional indebtedness;

- incur liens;

- sell or otherwise dispose of assets;

- enter into transactions with affiliates; and

- enter into new lines of business.

The A&R Credit Agreement also limits the ability of Powerfleet Israel and Pointer to consolidate or merge with or into another person.

In addition, the covenants in the A&R Credit Agreement require Powerfleet Israel and Pointer to maintain specified financial ratios, tested quarterly. Their ability to meet those financial ratios can be affected by events beyond their control, and they may be unable to meet them.

A breach of the covenants or restrictions under the A&R Credit Agreement could result in an event of default, which may allow the lender to accelerate the indebtedness thereunder. In addition, an event of default under the A&R Credit Agreement would permit the lender to terminate all commitments to extend further credit pursuant to the Revolving Facilities. Furthermore, if Powerfleet Israel and Pointer are unable to repay the amounts due and payable under the A&R Credit Agreement, the lender could proceed against the collateral granted to it to secure the indebtedness under the A&R Credit Agreement. In the event the lender accelerates the repayment of borrowings, Powerfleet Israel and Pointer may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

- limited in our flexibility in planning for, or reacting to, changes in our business and the markets we serve;

- unable to raise additional debt or equity financing to fund working capital, capital expenditures, new product development expenses and other general corporate requirements; or

- unable to compete effectively or to take advantage of new business or strategic acquisition opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

In connection with the MiX Combination, we have incurred significant additional indebtedness to finance the redemption of our Series A preferred stock.

The closing of debt and/or equity financing in an amount sufficient to provide for the redemption in full in cash of all outstanding shares of our Series A Preferred Stock was a condition to closing the MiX Combination. On March 7, 2024, we, together with certain of our wholly owned subsidiaries, entered into a facilities agreement (the "Facilities Agreement") with FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"), pursuant to which RMB agreed to provide us with two term loan facilities in an aggregate principal amount of $85 million, the proceeds of which may be used to redeem all the outstanding shares of the Series A Preferred Stock and for general corporate purposes. On March 13, 2024, we drew down all $85 million available under such facilities. On April 2, 2024, concurrently with the closing of the MiX Combination, we used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of Credit Facilities to redeem in full all of the outstanding shares of the Series A Preferred Stock. Such indebtedness will have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions, will increase our borrowing costs and, to the extent that such indebtedness is subject to floating interest rates, may increase our vulnerability to fluctuations in market interest rates. The increased levels of indebtedness could also reduce funds available to fund efforts to combine our and MiX Telematics' businesses and realize expected benefits of the MiX Combination and/or engage in investments in product development, capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

The restatement of our previously issued consolidated financial statements and the related analysis and ongoing remedial measures have been time consuming and expensive and could expose us to additional risks that could materially adversely affect our financial position, results of operations and cash flows.

As discussed in the Explanatory Note to this Form 10-K and in Note 2 to our consolidated financial statements included in this Form 10-K, we have restated our previously issued audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2022 and our unaudited consolidated financial statements covering each of the interim periods during the 2022 and 2023 fiscal years. These restatements have been, and the remediation efforts we have begun to undertake are and will be, time-consuming and expensive and could expose us to a number of additional risks that could materially adversely affect our financial position, results of operations and cash flows.

In particular, we have incurred significant expenses, including audit, legal, consulting and other professional fees, in connection with the restatement of our previously issued financial statements and the ongoing remediation of material weaknesses in our internal control over financial reporting. We are implementing and will continue to implement additional processes to address such material weaknesses utilizing existing resources and adding new resources as needed. To the extent these steps are not successful, we could be forced to incur additional time and expense. Our management's attention has also been diverted from the operation of our business in connection with the restatements and ongoing remediation of material weaknesses in our internal controls. In addition, the restatements and related matters could impair our reputation and could cause our stakeholders to lose confidence in us, which could have an adverse effect on our business, results of operations, financial condition and stock price.

In connection with the preparation of our annual financial statements for the fiscal year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. We identified material weaknesses in our internal control over financial reporting as of December 31, 2023, which have not been remediated (see Item 9A of this Form 10-K for more information). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Our management has concluded that material weaknesses in our internal control over financial reporting existed as of December 31, 2023 due to the lack of controls related to accounting for the redemption premium on convertible redeemable preferred stock, the determination of standalone selling price, capitalized software costs and the financial statement close process.

We are still considering the full extent of the procedures to implement in order to remediate the material weaknesses described above. As part of the business combination with MiX Telematics, we expect to migrate our central corporate accounting function to MiX Telematics' central corporate accounting function and team. Benefits from this migration will include:

- Implementation of a new enterprise resource planning ("ERP") system;
- Access to a larger and highly qualified team; and
- Mature internal risk team who are responsible for ensuring systems, process and controls are clearly documented and widely understood and followed throughout the organization.

The material weakness for the measurement and valuation of the convertible redeemable preferred stock that necessitated the need to restate prior period financial statements will not require remediation in 2024 as all of the outstanding shares of the Series A Preferred Stock were redeemed in full in April 2024.

Additionally, the current remediation plan includes: (i) utilizing external resources to support our efforts to rework certain control gaps across the various processes in Israel and the United States with identified deficiencies; (ii) implementing enhanced documentation associated with management review controls and validation of the completeness and accuracy of key reports in Israel and the United States; and (iii) training relevant personnel to reinforce existing policies and enhancing policies with regard to appropriate steps and procedures required to be performed related to the execution and documentation of internal controls. We cannot assure you that any of our remedial measures will be effective in resolving this material weakness or that we will not suffer from other material weaknesses in the future.

If our management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if additional material weaknesses in our internal controls are identified in the future, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

We rely on subcontractors to manufacture and deliver our products. Any quality or performance failures by our subcontractors or changes in their financial condition could disrupt our ability to supply quality products to our customers in a timely manner, resulting in business interruptions, increased costs, claims for damages, reputation damage and reduced revenue.

In order to meet the requirements under our customer contracts, we rely on subcontractors to manufacture and deliver our products to our customers. Any quality or performance failures by our subcontractors or changes in their financial or business condition could disrupt our ability to supply quality products to our customers in a timely manner. If we are unable to fulfill orders from our customers in a timely manner, we could experience business interruptions, increased costs, damage to our reputation and loss of our customers. In addition, we may be subject to claims from our customers for failing to meet our contractual obligations. Although we have several sources for production, the inability to provide our products to our customers in a timely manner could result in the loss of customers and our revenues could be materially reduced. In addition, there is great competition for the most qualified and competent subcontractors. If we are unable to hire qualified subcontractors, the quality of our services and products could decline. Furthermore, third-party manufacturers in the electronic component industry are consolidating. The consolidation of third-party manufacturers may give remaining manufacturers greater leverage to increase the prices that they charge, thereby increasing our manufacturing costs. If this were to occur and we are unable to pass the increased costs onto our customers, our profitability could be materially and adversely affected.

Our manufacturers rely on a limited number of suppliers for several significant components and raw materials used in our products. If we or our manufacturers are unable to obtain these components or raw materials on a timely basis, we will be unable to meet our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

We rely on a limited number of suppliers for the components and raw materials used in our products. Although there are many suppliers for most of our component parts and raw materials, we are dependent on a limited number of suppliers for many of our significant components and raw materials. This reliance involves a number of significant risks, including:

- unavailability of materials and interruptions in delivery of components and raw materials from our suppliers, which could result in manufacturing delays; and

- fluctuations in the quality and price of components and raw materials.

We currently do not have any long-term or exclusive purchase commitments with any of our suppliers. In addition, our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, or stop selling their products or components to us on commercially reasonable terms or at all. We may not be able to develop alternative sources for the components and raw materials. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply of product or raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

Because our products are complex, they may have undetected errors or failures when they are introduced, which could seriously harm our business, and our product liability insurance may not adequately protect us.

Technical products like ours often contain undetected errors or failures when first introduced. Despite our efforts to eliminate these flaws, there still may be errors or failures in our products, even after the commencement of commercial shipments. We provide a reserve at the time of shipment, which may not be sufficient to cover actual repair costs. Because our products are used in business-critical applications, we could be subject to product liability claims if our systems fail to perform as intended. Even unsuccessful claims against us could result in costly litigation and the diversion of management's time and resources and could damage our reputation and impair the marketability of our systems. Although we maintain insurance, there are no assurances that:

- our insurance will provide adequate coverage against potential liabilities if our products cause harm or fail to perform as promised; or

- adequate product liability insurance will continue to be available to us in the future on commercially reasonable terms or at all.

If our insurance is insufficient to pay any product liability claims, our financial condition and results of operations could be materially and adversely affected. In addition, any such claims could permanently injure our reputation and customer relationships.

Changes in practices of insurance companies in the markets in which we provide and sell our SVR services and products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our SVR products. In Israel, which is our main SVR market, most of the insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. Therefore, we rely on insurance companies' continued practice of accepting vehicle location and recovery technology as a preferred security product.

If any of these policies or practices changes, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR services and products, primarily in Israel, could decline, which could adversely affect our revenues and growth potential.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, a reduction in sales of new vehicles could reduce our market for services and products. New vehicle sales may decline for various reasons, including inflation, an increase in new vehicle tariffs, taxes or gas prices, an increased difficulty in obtaining credit or financing in the applicable local or global economy, or the occurrence of natural disasters or public health crises, such as the COVID-19 pandemic. A decline in sales of new vehicles in the markets in which we operate could result in reduced demand for our services and products.

A reduction in vehicle theft rates may adversely impact demand for our SVR services and products.

Demand for our SVR services and products, depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in some of, or entire of, our existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and products may decline.

The increasing availability of handheld GPRS devices may reduce the demand for our products for small fleet management.

The increasing availability of low-cost handheld GPRS devices and smartphones may result in a decrease in the demand for our products by managers of small auto fleets or providers of low-level services. The availability of such devices has expanded considerably in recent years. Any such decline in demand for our products could cause a decline in our revenues and profitability.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals in a timely manner in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

There are no established industry standards in all of the businesses in which we sell our products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

Our financial statements may not reflect certain payments we may be required to make to employees.

In certain countries, we are not required to reflect future severance fees in our liabilities. In countries such as Argentina, Brazil and Mexico, companies do not generally dedicate amounts to potential future severance payments. Nonetheless, in such cases, companies must pay a severance payment in cash upon termination of employment. We also do not have a provision in our financial statements for potential future severance payments in the above countries and instead such expenses are recorded when such payments are actually made upon termination of employment. As a result, our financial statements may not adequately reflect possible future severance payments.

Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees in our subsidiaries are members of labor unions. If a labor dispute were to develop between us and our unionized employees, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which can be time-consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located. In addition, labor disputes with unionized employees may involve substantial demands on behalf of the unionized employees, including substantial wage increases, which may not be correlated with our performance, thus impairing our financial results. Furthermore, labor laws applicable to our subsidiaries may vary and there is no assurance that any labor disputes will be resolved in our favor.

Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with many of our employees. However, due to the difficulty of enforcing non-competition agreements globally, not all of our employees in foreign jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for the Company, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

In January 2023, the U.S. Federal Trade Commission ("FTC") announced a Notice of Proposed Rulemaking for a broad ban on non-compete clauses between employers and workers and is currently seeking public comment on the proposed rule. Specifically, the proposed rule would make it illegal for an employer to, among other things, enter into or attempt to enter into a non-compete with a worker; maintain a non-compete with a worker; or represent to a worker, under certain circumstances, that the worker is subject to a non-compete. While we cannot predict whether or when the FTC's proposed ban on non-compete arrangements will be implemented, or the impact that such ban will have on our operations if implemented, there is now increased uncertainty regarding the long-term enforceability of our non-competition agreements with employees in the United States. If the enforceability of non-competition agreements is affected by future lawmaking or regulatory action, it may impede our ability to ensure that former employees, who received training and experience through their employment with us, refrain from using their knowledge of our business and operations to compete with us.

Manufacturing of many of our products is highly complex, and an interruption by suppliers, subcontractors or vendors could adversely affect our business, financial condition or results of operations.

Many of our products are the result of complex manufacturing processes and are sometimes dependent on components with a limited source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products. As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

If we lose our executive officers, or are unable to recruit additional personnel, our ability to manage our business could be materially and adversely affected.

We are dependent on the continued employment and performance of our executive officers. We currently do not have employment agreements with any of our executive officers. Like other companies in our industry, we face intense competition for qualified personnel. Many of our competitors have greater resources than we have to hire qualified personnel. Accordingly, if we are not successful in attracting or retaining qualified personnel in the future, our ability to manage our business could be materially and adversely affected.

We provide financing to our customers for the purchase of our products, which may increase our credit risks in the event of a deterioration in a customer's financial condition or in global credit conditions.

We sell our products to a wide range of customers in the commercial and governmental sectors. We provide financing to customers for a portion of such sales which could be in the form of notes or leases receivable over two to five years. Although these customers are extended credit terms which are approved by us internally, our business could be materially and adversely affected in the event of a deterioration of the financial condition of one or more of our customers that results in such customers' inability to repay us. This risk may increase during a general economic downturn affecting a large number of our customers or a widespread deterioration in global credit conditions, and in the event our customers do not adequately manage their businesses or properly disclose their financial condition.

Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.

We maintain our cash and cash equivalents with major financial institutions; however, our cash and cash equivalent balances with these institutions exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor on a systematic basis the cash and cash equivalent balances in our operating accounts and adjust the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which we deposit our cash and cash equivalents fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss of principal or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be affected if the financial institutions in which we hold our cash and cash equivalents fail or the financial and credit markets deteriorate.

Goodwill impairment or intangible impairment charges may affect our results of operations in the future.

We test goodwill for impairment on an annual basis and more often if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. We also test for other possible intangible impairments if events occur or circumstances change that would indicate that the carrying amount of such intangible may not be recoverable. Any resulting impairment loss would be a non-cash charge and may have a material adverse impact on our results of operations in any future period in which we record a charge.

Long-lived assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

We have operations located in Israel, and therefore our results may be adversely affected by political, military and economic conditions in Israel.

Our subsidiaries Powerfleet Israel and Pointer operate in Israel, and therefore our business and operations may be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel could have a material adverse effect on our business, operating results and financial condition. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, including Hezbollah in Lebanon and Hamas in the Gaza Strip. In the last several years, these conflicts have involved missile strikes against civilian targets in various parts of Israel, particularly in southern Israel where Pointer's main offices and manufacturing facility are located and have negatively affected business conditions in Israel. Most recently, on October 7, 2023, Hamas terrorists invaded southern Israel and launched missile strikes in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call up reservists for active duty, including a number of our Israeli employees, including members of the management team in Israel. As of the date of this report, the Israel-Hamas war remains ongoing and the conflict has had an adverse impact on, and may continue to adversely impact, our supply chain, our ability to manufacture and deliver products in Israel to customers and the stability of our Israeli workforce. In addition, political uprisings and conflicts in various countries in the Middle East, including Syria and Iraq, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities or political instability in the region continues or intensifies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of certain of our products and services may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our SVR services significantly depend on Israeli insurance companies mandating subscription to a service such as the Company's. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services we provide.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult permanent residents of Israel under the age of 40, including some of Pointer's employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While Pointer has operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on it in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

Economic uncertainty and volatility in Mexico may adversely affect our business.

Our subsidiaries Pointer Recuperacion Mexico S.A., de C.V. and Pointer Logistica y Monitoreo, S.A. de C.V. operate in Mexico, which has gradually experienced, since 2013, substantial decrease in the value of the Mexican peso against the U.S. dollar, together with growing inflation rates. The devaluation of the Mexican peso and rise in inflation rate has triggered demonstrations and heightened political tension. Severe devaluation may lead to future governmental actions, including actions to adjust the value of the Mexican peso, policies which may trigger further increases in inflation. There can be no assurance that inflation will not affect our business in Mexico in the future. In addition, any Mexican government's actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Mexico. Economic instability and or government imposition of exchange controls may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or convert pesos into U.S. dollars and other currencies. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the Confederation of Workers of Mexico in Mexico and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect our business.

Fluctuations in the value of the South African Rand may have a significant impact on our reported revenue and results of operations, which may make it difficult to evaluate our business performance between reporting periods.

The majority of subscription agreements and operating expenses of our subsidiary, MiX Telematics, are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the South African Rand. Currency fluctuations, particularly those in respect of the South African Rand, may positively or negatively impact our reported income and expenses due to the effects of translating the functional currency of our foreign subsidiaries into our reporting currency of U.S. Dollars.

If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts, each of which would result in the loss of revenue.

The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment ("B-BBEE"). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relates to:

● Ownership – measuring the share of Black ownership and corresponding rights in the business, including voting rights among others.

● Management Control – reflecting the percentage of Black people in managerial positions ranging from junior management upwards.

- Skills Development – measuring the amount of money that was spent on the training and development of Black people including amongst others short courses, bursaries and learnerships.

- Enterprise and Supplier Development (including Preferential Procurement) – with enterprise development measuring contributions to, and the development of small Black-owned businesses with the objective of enabling them to supply goods and services to the company in the future; with supplier development measuring contributions to, and the development of Black-owned suppliers to help grow their businesses; and with preferential procurement measuring the extent to which goods and services are procured from suppliers that are empowered and have a good B-BBEE rating; and

- Socio-Economic Development – assessing the initiatives that the company supports often to the benefit of groups of individuals and communities with the objective of promoting income-generating activities and sustainable access to the economy for these beneficiaries.

The B-BBEE Codes have a continuous review process and are updated from time to time. Various amendments and clarifications with more onerous compliance requirements have been made over the years.

It is important for us to make a meaningful contribution to the country, and we view the applicable B-BBEE objectives as an opportunity for us to ensure a brighter future for all, moreover in the context of the National Development Plan 2030. In addition, B-BBEE objectives are pursued, by and large, by requiring parties who contract with corporate, governmental and state-owned enterprises in South Africa to achieve B-BBEE compliance through satisfaction of the applicable scorecard. Parties improve their B-BBEE contributor level when contracting with businesses that have earned good B-BBEE contributor levels in relation to their scorecards.

Our subsidiary, MiX Telematics Enterprise SA (PTY) Ltd. ("MiX Enterprise"), engages with government and state-owned enterprises in tendering for business and is therefore required to maintain at least a certain B-BBEE contributor level to continue to provide the service. Currently, certain material end-customers require MiX Enterprise to maintain at least a B-BBEE contributor between levels 1 and 2 as measured under the new B-BBEE Codes.

Additionally, the Employment Equity Act of 1998 (the "Employment Equity Act") promotes equality in the workplace and ensures that employees are treated fairly and have equal opportunities within the workplace. In April 2023, the Employment Equity Amendment Bill (the "Amendment Bill") was signed into law. The main objectives of the Amendment Bill are to enable the Employment and Labour Minister to impose sector-specific Employment Equity ("EE") targets and compliance criteria to issue EE Compliance Certificates in terms of Section 53 of the Employment Equity Act. This has bestowed the South African government with the right to set specific equity targets by sector and region. Companies that want to do business with the South African government will be required to submit a certificate from the Department of Employment and Labour confirming that they comply with the Employment Equity Act and its objectives. Accordingly, MiX Telematics will not set its own EE targets, but certain targets will be imposed by the South African government.

Failing to achieve applicable B-BBEE and EE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or state-owned enterprises that could materially and adversely affect our business, financial condition and results of operations.

Socio-economic inequality in South Africa or regionally may subject us to political and economic risks, which may affect the ownership or operation of our business.

We own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. South Africa was transformed from a racially based government into a democracy in 1994, with successful rounds of democratic elections held under a modern constitution during 1994, 1999, 2004, 2009, 2014 and most recently, in May 2019. The next national elections are scheduled to be held in 2024. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under the previous non-democratic dispensation and recognize that in order to implement these policies, our operations and profits may be impacted. However, South Africa faces many challenges in overcoming substantial racial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the country's black population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has a higher level of unemployment than the United States.

The ruling party which has controlled the South African government since democracy has committed itself to creating a stable, democratic, free market economy, which it has largely achieved. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which any future government will attempt to address the country's inequalities. It is also difficult to predict the impact that addressing these inequalities will have on our business. Furthermore, there has been regional, political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.

Although political conditions in South Africa are generally stable, changes may occur in the composition of its ruling party or in its political, fiscal and legal systems which might affect the ownership or operation of our business, which may, in turn, materially and adversely affect our business, financial condition and results of operations. These risks may include changes in legislation, arbitrary interference with private ownership of contract rights, and changes to exchange controls, taxation and other laws or policies affecting foreign trade or investment and could materially and adversely affect our business, financial condition and results of operations. Any changes in investment ratings, regulations and policies or a shift in political attitudes both within and towards South Africa are beyond our control and could materially and adversely affect our business, financial condition and results of operations.

Risks Related to our Securities

The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.

As of May 1, 2024, our executive officers and directors beneficially owned, in the aggregate, approximately 6.47% of our outstanding common stock, not including approximately 1,392,309 shares of common stock that our executive officers and directors may acquire upon the exercise of outstanding options and stock appreciation rights, or if they otherwise acquire additional shares of common stock in the future. As a result, our officers and directors may have the ability to influence the outcome of all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

- the election of directors;
- adoption of stock option or other equity incentive compensation plans;
- the amendment of our organizational documents; and
- the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or sales of our common stock acquired upon the exercise of outstanding options, or the perception that these sales could occur. These sales also may make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We have 107,349,987 shares of common stock outstanding as of May 1, 2024, of which 100,400,538 shares are freely transferable without restriction, and 6,949,449 shares are held by our officers and directors and, as such, are subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. In addition, as of December 31, 2023, time-based options and market-based stock options subject to performance-based vesting conditions, to purchase 2,192,000 and 5,445,000 shares of our common stock, respectively, were issued and outstanding, of which 1,189,000 and 0, respectively, were vested. The weighted-average exercise price of the vested non-market-based stock options is $5.54. We also may issue additional shares of stock in connection with our business, including in connection with acquisitions, and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares of common stock were sold in the public market, the market value of our common stock could be adversely affected.

Our Amended and Restated Certificate of Incorporation, as amended, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

Article SIXTEENTH of our Amended and Restated Certificate of Incorporation (as amended, the "Charter") provides, subject to certain exceptions enumerated in Article SIXTEENTH, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any action asserting a claim arising pursuant to the General Corporation Law of Delaware (the "DGCL") or the Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on such court, or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, in each of the aforementioned actions, among other things, any claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. Accordingly, the exclusive forum provision will not apply to claims arising under the Securities Act the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Article SIXTEENTH provides that any person or entity who acquires an interest in our capital stock will be deemed to have notice of and consented to the provisions of Article SIXTEENTH. Stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in the Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change our management.

The Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: the absence of cumulative voting in the election of directors; the ability of our board of directors to issue up to 50,000 shares of currently undesignated and unissued preferred stock without prior stockholder approval; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call special meetings or act by written consent; the requirement that certain amendments to the Charter be approved by 75% of the voting power of the outstanding shares of our capital stock; and the ability of our board of directors to amend our bylaws without stockholder approval.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Governance

Our board of directors has the ultimate oversight responsibility for the risk management process and regularly reviews issues that present particular risk to us, including those involving cybersecurity. Our board is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which the Company is exposed and implement processes and programs designed to manage cybersecurity risks and mitigate and remediate cybersecurity threats and incidents.

Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. In managing cybersecurity risks, we adhere to a structured framework that outlines the roles and responsibilities of management positions and committees.

Our Director of Security and Network Management ("SNM") leads our cybersecurity initiative, holding various information technology ("IT") and security certificates and possessing over 20 years of experience in risk assessments, regulatory compliance (across various frameworks such as ISO 27001, NIST, and GDPR), threat intelligence gathering, and orchestrating coordinated incident response efforts. Our Director of SNM ensures that our cybersecurity team is equipped with up-to-date threat intelligence and uses industry leading tools for threat monitoring and incident response.

The cybersecurity team, led by our Director of SNM, is a collective of highly qualified individuals with diverse backgrounds in IT, security, cyber risk management, and digital forensics, and holding various professional certifications (such as CISA, GRCP, IPMP, IDPP, CEH, ISO27001). Under the Director of SNM's leadership, our cybersecurity team continuously monitors for threats and implements necessary security controls, conducting regular reviews and updates to the cybersecurity strategy. Any potential or actual cybersecurity incidents are assessed for their financial impact by our Director of SNM and reported to our Chief Financial Officer for a comprehensive risk analysis.

Additionally, we have an Information Security Steering Committee (the "ISS Committee"), which plays a pivotal role in the governance of our cybersecurity posture. Members of the ISS Committee are selected for their domain-specific expertise and strategic vision, with representation from our IT, security, finance, legal, operations, and compliance sectors. The ISS Committee is an assembly of cross-functional senior leaders from various groups within our company. Led by the Director of SNM, the ISS Committee's function extends to the formulation of cybersecurity policies, setting risk management priorities and driving the adoption of security best practices across our company. By leveraging the collective expertise of the ISS Committee, we believe we ensure cybersecurity considerations are integrated into our company's organizational strategy and decision-making processes.

Our Director of SNM and Chief Financial Officer report material cybersecurity risks to our board of directors based on their and the ISS Committee's assessment of risk.

Cybersecurity Risk Management and Strategy

Our processes for assessing, identifying, and managing cybersecurity threats are designed to be thorough and transparent, ensuring that investors have a clear understanding of our commitment to cybersecurity.

Our cybersecurity team collaborates with leaders from each department to ensure cybersecurity risks are considered alongside operational, financial, and strategic risks. We conduct regular cybersecurity risk assessments as part of our enterprise risk management program, ensuring that the cybersecurity risks are tracked, rated, and managed with the same rigor as all other company risks.

We regularly engage with external assessors, consultants, and auditors to ensure our cybersecurity practices are up to date and aligned with industry standards. These third parties conduct independent audits of our cybersecurity measures and validate the effectiveness of our risk management processes. We also engage specialized cybersecurity firms to perform penetration testing and vulnerability assessments.

We have processes in place to manage and mitigate risks associated with the use of third-party service providers., including, but not limited to conducting due diligence before onboarding new service providers and continuously monitoring their compliance with our security standards. We require service providers to undergo regular security assessments, and we ensure that such providers have robust incident response plans in place during our engagement.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business, our business strategy, our results of operations or our financial condition.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under "Item 1A. Risk Factors".

Item 2. Properties.

Our corporate headquarters are located in Woodcliff Lake, New Jersey. We also have domestic offices in Tampa, Florida and Frisco, Texas. Our New Jersey offices measure approximately 13,899 square feet and are leased space. Our Florida offices consist of approximately 25,000 square feet of leased administrative and warehouse space, and our Texas offices consist of approximately 5,514 square feet of leased administrative space.

We also have international offices located in Rosh Ha'ayin, Israel, Buenos Aires, Argentina, São Paulo, Brazil, Dusseldorf, Germany, Mexico City, Mexico, Cape Town, Midrand, and Durban, South Africa and Oxford, United Kingdom. Our principal offices in Israel consist of approximately 27,000 square feet of leased office space. We also lease a call center and warehouse space and additional smaller facilities and antenna sites in various locations in Israel.

Additionally, our subsidiary MiX Telematics leases domestic offices in Boca Raton, Florida and international offices in South Africa, the United Kingdom, Uganda, Brazil, Australia, Romania and the United Arab Emirates.

We believe that our existing facilities are adequate for our existing needs.

Item 3. Legal Proceedings.

The information contained in Note 19 to our consolidated financial statements included in this Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on The Nasdaq Global Market and the Tel Aviv Stock Exchange, in each case under the symbol "PWFL," and the Johannesburg Stock Exchange under the symbol "PWR."

Holders

As of April 29, 2024, there were 65 holders of record of our common stock.

Dividends

We have never paid a cash dividend on our common stock and do not expect to pay a cash dividend in the near future. We currently intend to retain future earnings, if any, to finance our operations and expand our business.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities.

The following table provides information regarding our share repurchase activity for each month of the quarterly period ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023	-	$ -	$ -	$ -
November 1, 2023 - November 30, 2023	2,000	$ 1.80(1)	$ -	$ -
December 1, 2023 - December 31, 2023	-	$ -	$ -	$ -
Total...	2,000	$ 1.80	$ -	$ -

    (1) Represents shares of common stock withheld to satisfy minimum tax withholding obligations in connection with the vesting of restricted stock.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion is intended to assist you in understanding our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10-K. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Restatement of Previously Issued Consolidated Financial Statements

As described in the Explanatory Note included in this Form 10-K, we have restated our previously issued consolidated financial statements for the Non-Reliance Periods. As a result, we have also restated certain previously reported financial information for the fiscal years ended December 31, 2022 and 2021 in this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," including but not limited to financial information under the sections entitled "Results of Operations" and "Liquidity and Capital Resources—Capital Requirements" to conform the discussion with the restated information. See Note 2 to our consolidated financial statements, included Item 8 of this Form 10-K, for additional information on the restatement of, and the related effects on, our consolidated financial statements for the Non-Reliance Periods.

Overview

Powerfleet is a global leader of IOT solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

On April 2, 2024, we consummated the MiX Combination, pursuant to which MiX Telematics became our indirect, wholly owned subsidiary.

Our Powerfleet for Warehouse solutions are designed to provide on-premise or in-facility asset and operator management, monitoring, and visibility for warehouse trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency.

Our Powerfleet for Logistics solutions are designed to provide bumper-to-bumper asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These systems provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains.

Our Powerfleet for Vehicles solutions are designed both to enhance the vehicle fleet management process, whether it's a rental car, a private fleet, or automotive OEM partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs and improve customer service.

Our patented technologies address the needs of organizations to monitor and analyze their assets to improve safety, increase efficiency and productivity, reduce costs, and improve profitability. Our offerings are sold under the global brands Powerfleet, Pointer and Cellocator.

We deliver advanced mobility solutions that connect assets to increase visibility operational efficiency and profitability by leveraging our Unity platform product strategy. Across our vertical markets we differentiate ourselves by being OEM agnostic and helping mixed fleets view and manage their assets similarly. All of our solutions are paired with SaaS analytics platforms to provide an even deeper layer of insights. These insights include a full set of operational KPIs to drive operational and strategic decisions. These KPIs leverage industry comparisons to show how a company is performing versus their peers. The more data the system collects, the more accurate a client's understanding becomes.

The analytics platform, which is integrated into our customers' management systems, is designed to provide a single, integrated view of asset and operator activity across multiple locations that provides enterprise-wide benchmarks and peer-industry comparisons. We look for analytics, as well as the data contained therein, to differentiate us from our competitors, make a growing contribution to revenue, add value to our solutions, and help keep us at the forefront of the wireless asset management markets we serve.

We sell our wireless mobility solutions to both corporate-level executives, division heads and site-level management within the enterprise. We also utilize channel partners such as independent dealers and OEMs who may opt for us to white label our product. Typically, our initial system deployment serves as a basis for potential expansion across the customer's organization. We work closely with customers to help maximize the utilization and benefits of our system and demonstrate the value of enterprise-wide deployments. Post-implementation, we consult with our customers to further extend and customize the benefits to the enterprise by delivering enhanced analytics capabilities.

We market and sell our solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as automotive manufacturing, heavy industry, retail food and grocery distribution, logistics, wholesale distribution, transportation, aviation, manufacturing, aerospace and defense, homeland security and vehicle rental.

We incurred net losses of approximately $22.1 million (as restated), $16.9 million (as restated), and $17.3 million for the years ended December 31, 2021, 2022 and 2023, respectively, and have incurred additional net losses since inception. As of December 31, 2023, we had cash (including restricted cash) and cash equivalents of $19.3 million, working capital of $23.5 million, and an accumulated deficit of $146.3 million. Our primary sources of cash are cash flows from sales of products and services, our holdings of cash, cash equivalents and investments from the sale of our capital stock and borrowings under our credit facilities. To date, we have not generated sufficient cash flow solely from operating activities to fund our operations.

Critical Accounting Policies and Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in Note 3 to our consolidated financial statements included in this Form 10-K. Certain accounting policies involve significant judgments and assumptions by our management that can have a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be our critical accounting policies. The judgments and assumptions used by our management in these critical accounting policies are based on historical experience and other factors that our management believes to be reasonable under the circumstances. Because of the nature of these judgments and assumptions, actual results could differ significantly from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. Our critical accounting policies are described below.

Revenue Recognition

We and our subsidiaries generate revenue from sales of systems and products and from customer SaaS and hosting infrastructure fees. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Sales, value add, and other taxes we collect concurrently with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The expected costs associated with our base warranties continue to be recognized as an expense when the products are sold.

Revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied. Product sales are recognized at a point in time when title transfers, when the products are shipped, or when control of the system is transferred to the customer, which usually is upon delivery of the system and when contractual performance obligations have been satisfied. For products which are not distinct to the customer separate from the SaaS services provided, we consider both hardware and SaaS services a bundled performance obligation. Under the applicable accounting guidance, all of our billings for future services are deferred and classified as a current and long-term liability. The deferred revenue is recognized over the service contract life, ranging from one to five years, beginning at the time that a customer acknowledges acceptance of the equipment and service. Payment terms are generally 30 days after invoice date.

We recognize revenue for remotely hosted SaaS agreements and post-contract maintenance and support agreements beyond our standard warranties over the life of the contract. Revenue is recognized ratably over the service periods and the cost of providing these services is expensed as incurred. Amounts invoiced to customers which are not recognized as revenue are classified as deferred revenue and classified as short-term or long-term based upon the terms of future services to be delivered. Deferred revenue also includes prepayment of extended maintenance, hosting and support contracts.

We earn other service revenues from installation services, training and technical support services which are short-term in nature and revenue for these services is recognized at the time of performance when the service is provided.

We also derive revenue from leasing arrangements. Such arrangements provide for monthly payments covering product or system sale, maintenance, support and interest. These arrangements meet the criteria to be accounted for as operating or sales-type leases. Accordingly, for sales-type leases an asset is established for the "sales-type lease receivable" at the present value of the expected lease payments and revenue is deferred and recognized over the service contract, as described above. Maintenance revenues and interest income are recognized monthly over the lease term.

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on our relative standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We generally determine standalone selling prices based on observable prices charged to customers. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the customer demographic, price lists, our go-to-market strategy and historical and current sales and contract prices. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to SSP.

In certain cases, we are able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. We use a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, we use a range of SSP. We determine the SSP range using information that may include pricing practices or other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customer size.

We recognize an asset for the incremental costs of obtaining the contract arising from the sales commissions to employees because we expect to recover those costs through future fees from the customers. We amortize the asset over one to five years because the asset relates to the services transferred to the customer during the contract term of one to five years.

Goodwill and Intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade names, patents, customer relationships and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one reportable segment which is our only reporting unit. We test our goodwill for impairment annually, which is the first day of our fourth quarter or when an indicator of impairment exists, by comparing the fair value of the reporting unit to its carrying value.

We test for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. We performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach and a discounted cash flow method, as a form of the income approach. The market approach includes the use of comparative revenue multiples to complement discounted cash flow results. The discounted cash flow method is based on the present value of the projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represented our estimate of the WACC, or expected return, that a marketplace participant would have required as of the valuation date. The application of our goodwill impairment test required key assumptions underlying our valuation model.

The discounted cash flow analysis factored in assumptions on discount rates and terminal growth rates to reflect risk profiles, as well as revenue and cost growth relative to history and market trends and expectations. The market multiples approach incorporated judgment involved in the selection of comparable public company multiples and benchmarks. The selection of companies and multiples was influenced by differences in growth and profitability, and volatility in market prices of peer companies. These valuation inputs are inherently judgmental, and an adverse change in one or a combination of these inputs could trigger a goodwill impairment loss in the future. In connection with our goodwill impairment testing as of October 1, 2023, the estimated fair value exceeded its carrying value by approximately 6%.

For the years ended December 31, 2021, 2022 and 2023, we did not incur an impairment charge.

Business Combinations

In accordance with ASC 805, *Business Combinations (ASC 805)*, we recognize the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

We recognize identifiable assets acquired and liabilities assumed at their acquisition date fair value. During the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent we identify adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the consolidated statements of operations.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. We apply the "more-likely-than-not" recognition threshold to all tax positions. We have opted to classify interest and penalties that would accrue according to the provisions of relevant tax law as selling, general, and administrative expenses, in the consolidated statement of operations. For the years ended December 31, 2021, 2022 and 2023, interest and penalties were immaterial.

Results of Operations

The following table sets forth certain items related to our statement of operations as a percentage of revenues for the periods indicated and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 10-K. A detailed discussion of the material changes in our operating results is set forth below.

	Year Ended December 31,		
	2021 (As restated)	2022 (As restated)	2023
Revenues:			
Products	42.0%	41.9%	37.2%
Services	58.0%	58.1%	62.8%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Cost of products	31.5%	31.3%	27.2%
Cost of services	21.1%	20.9%	22.6%
	52.6%	52.2%	49.8%
Gross profit	47.4%	47.8%	50.2%
Operating expenses:			
Selling, general and administrative expenses	44.9%	46.7%	53.3%
Research and development expenses	9.1%	6.2%	6.2%
Total operating expenses	53.9%	52.9%	59.5%
Loss from operations	-6.5%	-5.1%	-9.4%
Interest income	0.0%	0.1%	0.1%
Interest expense, net	-2.2%	0.7%	-1.2%
Bargain purchase - Movingdots	0.0%	0.0%	6.8%
Other (expense) income, net	0.0%	0.0%	0.0%
Net loss before income taxes	-8.6%	-4.3%	-3.8%
Income tax expense	-1.5%	-0.6%	-0.4%
Net loss before non-controlling interest	-10.1%	-5.0%	-4.2%
Non-controlling interest	0.0%	0.0%	0.0%
Net loss	-10.1%	-5.0%	-4.2%
Accretion of preferred stock	-4.1%	-4.3%	-5.3%
Preferred stock dividend	-3.3%	-3.1%	-3.4%
Net loss attributable to common stockholders	-17.5%	-12.4%	-12.9%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

REVENUES. Revenues decreased by approximately $2.2 million, or 1.6%, to $133.7 million in 2023 from $135.9 million (as restated) in 2022.

Revenues from products decreased by approximately $7.2 million, or 12.7%, to $49.7 million in 2023 from $56.9 million (as restated) in 2022. The decrease in product revenues was due to decreased product sales in Germany, where we are actively shutting down sales from low margin contracts, large logistics companies recalibrating demand following aggressive builds during the pandemic, and lower product sales in and out of Israel reflecting geopolitical headwinds and a proactive decision to shutter our hardware-only line of business. These decreases were offset by increases in product revenue in our Powerfleet for Vehicles business in the United States due to new unit purchases from new and existing customers.

Revenues from services increased by approximately $5.0 million, or 6.4%, to $84.0 million in 2023 from $79.0 million (as restated) in 2022. The increase in services revenues was principally due to an increase in our install base that generates service revenue, with revenue growth concentrated in North America where a positive market response to our Unity SaaS product offering has been a significant contributing factor.

COST OF REVENUES. Cost of revenues decreased by approximately $4.3 million, or 6.0%, to $66.7 million in 2023 from $70.9 million in 2022. Gross profit was $67.1 million in 2023 compared to $65.0 million (as restated) in 2022. As a percentage of revenues, gross profit increased to 50.2% in 2023 from 47.8% in 2022.

Cost of products decreased by approximately $6.2 million, or 14.5%, to $36.4 million in 2023 from $42.6 million in 2022. Gross profit for products was $13.3 million in 2023 compared to $14.4 million (as restated) in 2022. As a percentage of product revenues, gross profit increased to 26.8% in 2023 from 25.2% in 2022. The increase in gross profit as a percentage of product revenues was principally due to decisions to stop fulfilling low margin orders and decreases in raw materials costs related to global supply chain issues, which were more prevalent in 2022 than 2023.

Cost of services increased by approximately $1.9 million, or 6.7%, to $30.3 million in 2023 from $28.4 million in 2022. Gross profit for services was $53.7 million in 2023 compared to $50.6 million (as restated) in 2022. As a percentage of service revenues, gross profit minimally decreased to 64.0% in 2023 from 64.1% in 2022. The decrease in gross profit as a percentage of services revenues was principally due to an increase in our install base that generates service revenue, offset by reduction due to the commencement of amortization for our Unity SaaS platform.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses increased by approximately $7.8 million, or 12.2%, to $71.3 million in 2023 compared to $63.5 million (as restated) in 2022. The increase was principally due to an aggregate of $5.5 million in transaction-related costs in connection with our acquisition of Movingdots GmbH ("Movingdots") and business combination with MiX Telematics, $2.1 million in SG&A costs incurred by Movingdots after the closing of such transaction, and increased salaries, investments in marketing programs and professional services fees. As a percentage of revenues, SG&A expenses increased to 53.3% in the year ended December 31, 2023, from 46.7% in the same period in 2022.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development ("R&D") expenses decreased by approximately $0.1 million, or 1.1%, to $8.4 million in 2023 compared to $8.5 million (as restated) in 2022, principally due to the capitalization of software development expenses for new product development and reduction in salaries and wages offset in part by the acquisition of Movingdots, which added $2.0 million to expenses. As a percentage of revenues, R&D expenses increased to 6.3% in the year ended December 31, 2023 from 6.2% in the same period in 2022.

INTEREST EXPENSE. Interest expense increased by $2.6 million, or 261.2%, to $1.6 million in 2023 from $(1.0) million in 2022, principally due to foreign currency translation gains from the term facilities under the Prior Credit Agreement with Hapoalim.

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Net loss attributable to common stockholders was $17.3 million, or $(0.49) per basic and diluted share, for 2023 as compared to net loss of $16.9 million (as restated), or $(0.48) per basic and diluted share, for the same period in 2022. The increase in net loss was due primarily to transaction costs of $5.5 million with respect to the Movingdots acquisition and the business combination with MiX Telematics, plus incremental SG&A spend from the Movingdots acquisition of $2.1 million, plus an increase in accretion of preferred stock of $1.2 million, offset by the bargain gain on the purchase of Movingdots of $9.0 million.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

REVENUES. Revenues increased by approximately $10.0 million, or 7.9%, to $135.9 million (as restated) in 2022 from $126.0 million (as restated) in 2021.

Revenues from products increased by approximately $4.0 million, or 7.6%, to $56.9 million (as restated) in 2022 from $52.9 million (as restated) in 2021. The increase in product revenues was attributable to an increase in sales by our Powerfleet for Logistics and Powerfleet for Warehouse products.

Revenues from services increased by approximately $5.9 million, or 8.1%, to $79.0 million (as restated) in 2022 from $73.1 million (as restated) in 2021. The increase in services revenues was principally due to an increase in our install base that generates service revenue.

COST OF REVENUES. Cost of revenues increased by approximately $4.7 million, or 7.1%, to $70.9 million (as restated) in 2022 from $66.2 million (as restated) in 2021. Gross profit was $65.0 million (as restated) in 2022 compared to $59.8 million (as restated) in 2021. As a percentage of revenues, gross profit increased to 47.8% in 2022 from 47.4% in 2021. The minimal increase in gross profit as a percentage of revenues was principally due to less significant increases in raw material costs as a result of global supply chain issues in 2022 than in 2021.

Cost of products increased by approximately $2.9 million, or 7.4%, to $42.6 million in 2022 from $39.6 million (as restated) in 2021. Gross profit for products was $14.4 million (as restated) in 2022 compared to $13.3 million (as restated) in 2021. As a percentage of product revenues, gross profit minimally increased to 25.2% in 2022 from 25.1% in 2021. The gross profit as a percentage of product revenues was impacted by product mix, higher costs associated with supply chain issues, electronic component shortages and inflation.

Cost of services increased by approximately $1.8 million, or 6.7%, to $28.4 million in 2022 from $26.6 million in 2021. Gross profit for services was $50.6 million (as restated) in 2022 compared to $46.5 million (as restated) in 2021. As a percentage of service revenues, gross profit increased to 64.1% in 2022 from 63.6% in 2021. The increase in gross profit as a percentage of services revenues was principally due to an increase in our install base that generates service revenue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased by approximately $7.0 million, or 12.3%, to $63.5 million (as restated) in 2022 compared to $56.5 million (as restated) in 2021, inclusive of higher foreign currency losses of $0.7 million and higher severance costs of $0.7 million. Other drivers of the increase in expenses include increased salaries and related expenses, professional fees, and marketing and travel expenses. As a percentage of revenues, SG&A expenses increased to 46.7% in the year ended December 31, 2022, from 44.9% in the same period in 2021.

RESEARCH AND DEVELOPMENT EXPENSES. R&D expenses decreased by approximately $3.0 million, or 25.9%, to $8.5 million (as restated) in 2022 compared to $11.4 million (as restated) in 2021, principally due to the capitalization of software development expenses for new product development, which increased by $1.7 million in 2022. As a percentage of revenues, R&D expenses decreased to 6.2% in the year ended December 31, 2022 from 9.1% in the same period in 2021.

INTEREST EXPENSE. Interest expense decreased by $3.8 million, or 136.0%, to $(1.0) million in 2022 from $2.8 million in 2021, principally due to foreign currency translation gains from the term facilities under the Prior Credit Agreement with Hapoalim.

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Net loss attributable to common stockholders was $16.9 million (as restated), or $(0.48) per basic and diluted share, for 2022 as compared to net loss of $22.1 million (as restated), or $(0.64) per basic and diluted share, for the same period in 2021. The decrease in the net loss was due primarily to the reasons described above.

Headline Loss Earnings (Loss) per Share

In connection with our secondary listing on the Johannesburg Stock Exchange ("JSE"), we are required to calculate and publicly disclose headline earnings (loss) per share and diluted headline earnings (loss) per share. Headline loss per share is calculated using net loss which has been determined in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Headline loss for the period represents the loss for the period attributable to common stockholders of Powerfleet adjusted for the remeasurements that are more closely aligned to the operating or trading results as set forth below, and headline loss per share represents headline loss divided by the weighted average number of shares of common stock outstanding.

The table below presents a reconciliation between net loss attributable to common stockholders to headline loss for the years ended December 31, 2021 (as restated), 2022 (as restated) and 2023.

	Year Ended December 31,		
(in thousands, except per share data)	**2021 (As restated)**	**2022 (As restated)**	**2023**
Net loss attributable to common stockholders	$ (22,068)	$ (16,891)	$ (17,307)
Adjusted for:			
Reversal of Bargain purchase – Movingdots	-	-	(9,034)
Headline loss	(22,068)	(16,891)	(26,341)
Weighted average common shares outstanding on which the net loss attributable to common shareholders per share and headline loss per share has been calculated - basic and diluted	34,571	35,393	35,628
Net loss per share attributable to common stockholders – basic and diluted	$ (0.64)	$ (0.48)	$ (0.49)
Headline loss per share attributable to common stockholders – basic and diluted	$ (0.64)	$ (0.48)	$ (0.74)

Use of Non-GAAP Measures

The above disclosure was prepared for the purpose of complying with the reporting requirements of the JSE and includes certain non-GAAP measures, such as headline earnings (loss) and headline earnings (loss) per common share, and related reconciliations.

Liquidity and Capital Resources

On October 3, 2019, in connection with the completion of the Pointer Merger, we issued and sold 50,000 shares of the Series A Preferred Stock to ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P and ABRY Investment Partnership, L.P. (the "Investors") pursuant to the terms of an Investment and Transaction Agreement, dated as of March 13, 2019 (as amended, the "Investment Agreement"), for an aggregate purchase price of $50.0 million. The proceeds received from such sale were used to finance a portion of the cash consideration payable in our acquisition of Pointer.

In addition, our wholly owned subsidiaries, Powerfleet Israel and Pointer (collectively, the "Borrowers") were party to the Prior Credit Agreement with Hapoalim, pursuant to which Hapoalim agreed to provide Powerfleet Israel with two senior secured term loan facilities denominated in NIS in an initial aggregate principal amount of $30 million (comprised of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively) and a five-year revolving credit facility to Pointer denominated in NIS in an initial aggregate principal amount of $10 million. The proceeds of the term loan facilities were used to finance a portion of the cash consideration payable in our acquisition of Pointer. The outstanding amount under the revolving facility was approximately NIS 4,915, or $1,355, as of December 31, 2023.

On March 18, 2024, the Borrowers entered into the A&R Credit Agreement, which refinanced the facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides for (i) two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30 million (comprised of Facility A and Facility B in the aggregate principal amounts of $20 million and $10 million, respectively) and (ii) two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (comprised of Facility C and Facility D in the aggregate principal amounts of $10 million and $10 million, respectively). The Term Facilities will mature on March 18, 2029. The Revolving Facilities are available for successive one-month periods until and including March 18, 2025, unless the Borrowers deliver prior notice to Hapoalim of their request not to renew the Revolving Facilities.

On March 18, 2024, Powerfleet Israel drew down $30 million in cash under the Term Facilities and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet. The proceeds of the Revolving Facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures.

The Credit Facilities continue to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all of its assets, as well as cross guarantees between Powerfleet Israel and Pointer, except that the Borrowers' holdings in Pointer do Brasil Comercial Ltda., Pointer Argentina and Pointer South Africa are excluded from such floating charges. No other assets of our company will serve as collateral under the Credit Facilities.

Borrowings under the Term Facilities will bear interest at a variable rate equal to the applicable prime interest rate, plus, in the case of borrowings under Facility A, 2.2% per annum, and, in the case of borrowings under Facility B, 2.3% per annum. Borrowings under Facility C will bear interest, in the case of borrowings made in NIS, at the applicable prime interest rate plus 2.5%, or, in the case of borrowings made in U.S. dollars, at SOFR plus 2.15%. Borrowings under Facility D will bear interest at the applicable interest rate set forth in the standard form documents entered into in connection with each utilization of Facility D. Borrowings under the Term Facilities will be denominated in NIS, based on the applicable conversion rate at the time of conversion but will be made available to the Borrowers in U.S. dollars if requested by the Borrowers.

Pointer is required to pay a credit allocation fee in NIS, with respect to Facility C, and a non-utilization fee in U.S. dollars, with respect to Facility D, in each case, equal to 0.5% per annum on undrawn and uncancelled amounts of the Revolving Facilities during the period commencing on March 18, 2024 and ending on the last day of the applicable availability period of such Revolving Facilities.

As a result of global supply chain disruptions, the conflicts between Russia and Ukraine and between Israel and Hamas, rising interest rates, fluctuations in currency values, inflation and other cost increases, there remains uncertainty surrounding the potential impact of such events on our results of operations and cash flows. We are proactively taking steps to increase available cash on hand including, but not limited to, targeted reductions in discretionary operating expenses and capital expenditures and borrowing under the revolving credit facility.

On April 2, 2024, we consummated the MiX Combination, pursuant to which MiX Telematics became our indirect, wholly owned subsidiary. The Implementation Agreement required, as a condition to closing of the MiX Combination, that we obtain debt and/or equity financing in an amount sufficient to provide for the redemption in full of all outstanding shares of our Series A Preferred Stock. In order to meet this condition, we entered into the Facilities Agreement on March 7, 2024 and shortly thereafter drew down $85 million in cash under the facilities provided thereunder. On April 2, 2024, concurrently with the closing of the MiX Combination, we used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of Credit Facilities to redeem the full $90.3 million value of the outstanding shares of Series A Preferred Stock.

We have incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $146.3 million as of December 31, 2023. We anticipate incurring additional losses until such time that growth in revenue and gross margin from our strategic plan centered on our Unity SaaS platform and Warehouse safety product offerings exceed necessary investments in operating expenses, capital expenditures and debt financing costs.

Management believes our cash and cash equivalents of $19.3 million as of December 31, 2023, in conjunction with the debt proceeds from our lenders, plus cash generated from the execution of our strategic plan over the next 12 months, are sufficient to fund the projected operations for at least the next 12 months from the issuance date of these financial statements (May 9, 2024) and service our outstanding obligations.

Capital Requirements

As of December 31, 2023, we had cash (including restricted cash), cash equivalents and marketable securities of $19.3 million and working capital of $23.5 million, compared to cash (including restricted cash) and cash equivalents of $17.9 million and working capital of $36.7 million (as restated) as of December 31, 2022. Our primary sources of cash are cash flows from sales of products and services, our holdings of cash, cash equivalents and investments from the sale of our capital stock and borrowings under our credit facilities. The MiX Combination is also expected to be a source of positive cash flow. To date, we have not generated sufficient cash flow solely from operating activities to fund our operations.

Our capital requirements depend on a variety of factors, including, but not limited to, the length of the sales cycle, the rate of increase or decrease in our existing business base, the success, timing, and amount of investment required to bring new products to market, revenue growth or decline and potential acquisitions. Failure to generate positive cash flow from operations will have a material adverse effect on our business, financial condition and results of operations.

Operating Activities

Net cash provided by operating activities was $4.4 million for the year ended December 31, 2023, compared to net cash provided by operating activities of $1.2 million (as restated) for the same period in 2022. The net cash provided by operating activities for the year ended December 31, 2023 reflects a net loss of $5.7 million and includes non-cash charges of $3.9 million for stock-based compensation, $9.4 million for depreciation and amortization expense, a gain on bargain purchase of $9.0 million, and $2.8 million for right of use asset amortization. Changes in operating assets and liabilities included:

- an increase in accounts receivable of $1.5 million;
- an increase in inventory of $1.7 million;
- a decrease in lease liabilities of $2.9 million; and
- an increase in accounts payable and accrued expenses of $4.5 million.

Net cash provided by operating activities was $1.2 million (as restated) for the year ended December 31, 2022, compared to net cash used in operating activities of $5.4 million (as restated) for the same period in 2021. The net cash provided by operating activities for the year ended December 31, 2022 reflects a net loss of $6.8 million (as restated) and includes non-cash charges of $4.3 million for stock-based compensation, $8.3 million for depreciation and amortization expense and $2.8 million for right of use asset amortization. Changes in operating assets and liabilities included:

- an increase in accounts receivable of $1.4 million (as restated);
- an increase in inventory of $4.5 million;
- a decrease in lease liabilities of $2.7 million; and
- a decrease in accounts payable and accrued expenses of $0.6 (as restated) million.

Investing Activities

Net cash provided by investing activities was $1.5 million for the year ended December 31, 2023, compared to net cash used in investing activities of $6.3 million (as restated) for the same period in 2022. The increase in net cash provided by investing activities was primarily due to $8.7 million in net proceeds from the acquisition of Movingdots, partially offset by $3.6 million for the purchase of fixed assets and $3.5 million (as restated) for capitalized software development costs.

Net cash used in investing activities was $6.3 million (as restated) for the year ended December 31, 2022, compared to net cash used in investing activities of $3.0 million (as restated) for the same period in 2021. The cash used in investing activities for the years ended December 31, 2022 and 2021 was for the purchase of fixed assets and capitalized software development.

Financing Activities

Net cash used in financing activities was $3.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $0.3 million for the same period in 2022. The increase in net cash used in financing activities was primarily due to the payment in cash of preferred stock dividends totaling $3.4 million compared to $0 in 2022, net of the changes in the repayment of long-term debt and change in short-term debt, net balance.

Net cash used in financing activities was $0.3 million for the year ended December 31, 2022, compared to net cash provided by financing activities of $16.2 million for the same period in 2021. The 2021 period was represented by net proceeds from our stock offering of $26.9 million offset by the net repayment of long-term debt of $5.6 million and the payment of preferred stock dividends of $4.1 million. In 2022, dividends were not paid in cash and the net cash used in financing was primarily from the repayment of long-term debt, net of proceeds from debt.

Inflation

Rising inflation and other macroeconomic conditions in the U.S. have resulted in higher costs of raw materials, freight, and labor, which has impacted our operating costs. In addition, we operate in several emerging market economies that are particularly vulnerable to the impact of inflationary pressures that could materially and adversely impact our operations in the foreseeable future.

Business Acquisitions

In addition to focusing on our core applications, we adapt our systems to meet our customers' broader asset management needs and seek opportunities to expand our solution offerings through strategic acquisitions.

On March 6, 2023, we entered into a definitive share purchase and transfer agreement (the "SPA") with Swiss Re Reinsurance Holding Company Ltd ("Swiss Re") to acquire all of the outstanding shares of Movingdots for consideration consisting of €1 and the issuance by us of a ten-year warrant to purchase 800,000 shares of our common stock at an exercise price of $7.00 per share. Under the SPA, Swiss Re was required to ensure that Movingdots had available cash and cash equivalents of at least €8,000,000 as of the closing date. The transaction closed on March 31, 2023.

On April 2, 2024, we consummated the MiX Combination, pursuant to which Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics, including those represented by MiX Telematics' American Depositary Shares, through the implementation of the Scheme in accordance with Sections 114 and 115 of the Companies Act, in exchange for shares of our common stock. As a result, MiX Telematics became our indirect, wholly owned subsidiary.

As a result of the MiX Combination, the combined company remains Powerfleet and our common stock continues to be listed on The Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol "PWFL." Additionally, our common stock has been listed on the JSE by way of a secondary inward listing under the symbol "PWR."

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to over one million global subscribers spanning more than 120 countries. MiX Telematics' products and services provide enterprise fleets, small fleets, and consumers with efficiency, safety, compliance, and security solutions. The MiX Combination is expected to provide us with operational synergies and access to a broader base of customers.

The MiX Combination has been accounted for as a business combination, and we have been identified as the accounting acquirer.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires additional operating segment disclosures in annual and interim consolidated financial statements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024 on a retrospective basis, with early adoption permitted. We are evaluating the effect of adopting ASU 2023-07.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a retrospective or prospective basis. We are evaluating the effect of adopting ASU 2023-09.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments," which amends the guidance on measuring credit losses on financial assets held at amortized cost. The amendment is intended to address the issue that the previous "incurred loss" methodology was restrictive for an entity's ability to record credit losses based on not yet meeting the "probable" threshold. The new language will require these assets to be valued at amortized cost presented at the net amount expected to be collected with a valuation provision. We adopted ASU No. 2016-13 on January 1, 2023. The adoption of the standard did not result in a material impact on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Powerfleet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PowerFleet, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 9, 2024 expressed an adverse opinion thereon.

Restatement of 2022 and 2021 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill

Description of the Matter	At December 31, 2023, the Company reported $83.5 million of goodwill. As discussed in Notes 3 and 9 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level.
	Auditing management's annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth and cost growth all of which are affected by expectations about future operations and market conditions. Further, the identified material weakness relating to management not adequately preparing and maintaining evidence of their review of significant assumptions relating to the annual goodwill impairment assessment affected our audit procedures in this area.
How We Addressed the Matter in Our Audit	To test the fair value of the Company's reporting unit, we performed audit procedures with the assistance of internal valuation specialists that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends, including key performance indicators, and evaluated whether changes in the Company's business would affect the significant assumptions. We assessed the historical accuracy of management's estimates and performed a sensitivity analysis of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We compared the data used in the analysis to supporting documentation and analyses. The nature and extent of our audit procedures considered the inability to rely on controls over management's goodwill impairment review process as a result of the material weakness described above.

Uncertain Tax Positions

Description of the Matter	As discussed in Note 18 of the consolidated financial statements, the Company has recorded a liability of $0.3 million related to uncertain tax positions as of December 31, 2023. The Company conducts business in the US and various foreign countries and is therefore subject to US federal and state income taxes, as well as income taxes of multiple foreign jurisdictions. Due to the multinational operations of the Company and changes in global income tax laws and regulations, including those in the US, there is complexity in the accounting for and monitoring of the provision for uncertain tax positions.
	Auditing management's identification and measurement of uncertain tax positions involved complex analysis and auditor judgment related to the evaluation of the income tax consequences of changes in income tax laws and regulations in various jurisdictions, which are often subject to interpretation.
How We Addressed the Matter in Our Audit	Our audit procedures included, among others, evaluating the Company's assumptions and the underlying data used to identify its uncertain tax positions and to estimate the amount of the related unrecognized income tax benefits by jurisdiction. We obtained an understanding of the Company's legal structure by reviewing its organizational charts. Due to the complexity of the tax law in various jurisdictions, we involved our income tax professionals to assess the Company's interpretation of and compliance with tax laws in these jurisdictions, as well as to identify relevant tax law changes. In certain circumstances, we involved our income tax professionals to evaluate the technical merits of the Company's tax positions and to evaluate income tax opinions or other third-party advice obtained by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Iselin, New Jersey
May 9, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Powerfleet, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited PowerFleet, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, PowerFleet, Inc. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses in the design and operation of controls related to the determination of standalone selling price, capitalized software, the Movingdots GmbH business combination, valuation of goodwill, measurement and valuation of the convertible redeemable preferred stock and the financial statement close process, which includes the information technology general controls in the areas of user access and change management over key information technology systems that support the Company's financial reporting processes, the related process-level information technology dependent manual controls and application controls.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated May 9, 2024, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Iselin, New Jersey
May 9, 2024

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2022 (As restated)	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,680	$ 19,022
Restricted cash	309	310
Accounts receivable, net of allowance for credit losses of $2,567 and $2,797 in 2022 and 2023, respectively	32,647	32,440
Inventory, net	22,272	22,602
Deferred costs – current	762	83
Prepaid expenses and other current assets	7,536	7,568
Total current assets	81,206	82,025
Fixed assets, net	9,249	12,383
Goodwill	83,487	83,487
Intangible assets, net	22,908	20,075
Right of use asset	7,820	6,195
Severance payable fund	3,760	3,802
Deferred tax asset	3,308	2,863
Other assets	6,318	6,916
Total assets	$ 218,056	$ 217,746
LIABILITIES		
Current liabilities:		
Short-term bank debt and current maturities of long-term debt	$ 10,312	$ 21,091
Accounts payable and accrued expenses	25,397	30,296
Deferred revenue – current	6,376	5,666
Lease liability – current	2,441	1,503
Total current liabilities	44,526	58,556
Long-term debt – less current maturities	11,403	-
Deferred revenue – less current portion	4,431	4,956
Lease liability – less current portion	5,628	4,908
Accrued severance payable	4,365	4,533
Deferred tax liability	4,901	4,450
Other long-term liabilities	1,788	2,422
Total liabilities	77,042	79,825
Commitments and Contingencies (note 19)		
Convertible redeemable preferred stock: Series A – 100 shares authorized, $0.01 par value; 59 and 60 shares issued and outstanding at December 31, 2022 and December 31, 2023, respectively, at redemption value of $90,273 at December 31, 2023	72,031	80,277
STOCKHOLDERS' EQUITY		
Preferred stock; authorized 50,000 shares, $0.01 par value;	-	-
Common stock; authorized 75,000 shares, $0.01 par value; 37,605 and 38,716 shares issued at December 31, 2022 and December 31, 2023, respectively; shares outstanding, 36,170 and 37,229 at December 31, 2022 and December 31, 2023, respectively	376	387
Additional paid-in capital	219,055	212,703
Accumulated deficit	(140,806)	(146,281)
Accumulated other comprehensive loss	(1,210)	(616)
Treasury stock; 1,435 and 1,487 common shares at cost at December 31, 2022 and December 31, 2023, respectively	(8,510)	(8,651)
Total Powerfleet, Inc. stockholders' equity	68,905	57,542
Non-controlling interest	78	102
Total equity	68,983	57,644
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 218,056	$ 217,746

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2021 (As restated)	2022 (As restated)	2023
Revenues:			
Products	$ 52,902	$ 56,945	$ 49,741
Services...	73,058	78,967	83,995
Total revenues...	125,960	135,912	133,736
Cost of revenues:			
Cost of products...	39,627	42,569	36,404
Cost of services..	26,580	28,350	30,256
	66,207	70,919	66,660
Gross profit	59,753	64,993	67,076
Operating expenses:			
Selling, general and administrative expenses	56,496	63,492	71,253
Research and development expenses	11,429	8,472	8,380
Total operating expenses	67,925	71,964	79,633
Loss from operations	(8,172)	(6,971)	(12,557)
Interest income...	45	71	103
Interest expense, net...	(2,764)	994	(1,602)
Bargain purchase – Movingdots	-	-	9,034
Other (expense) income, net	8	24	(29)
Net loss before income taxes	(10,883)	(5,882)	(5,051)
Income tax expense	(1,888)	(870)	(589)
Net loss before non-controlling interest............	(12,771)	(6,752)	(5,640)
Non-controlling interest....................................	5	(2)	(35)
Net loss	(12,766)	(6,754)	(5,675)
Accretion of preferred stock	(5,190)	(5,906)	(7,139)
Preferred stock dividends.................................	(4,112)	(4,231)	(4,493)
Net loss attributable to common stockholders	$ (22,068)	$ (16,891)	$ (17,307)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.64)	$ (0.48)	$ (0.49)
Weighted average common shares outstanding – basic and diluted	34,571	35,393	35,628

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(In thousands, except per share data)

	December 31,		
	2021 (As restated)	2022 (As restated)	2023
Net loss attributable to common stockholders	$ (22,068)	$ (16,891)	**$ (17,307)**
Foreign currency translation adjustment	(8)	(1,601)	**594**
Total other comprehensive income (loss)	(8)	(1,601)	**594**
Comprehensive loss	$ (22,076)	$ (18,492)	**$ (16,713)**

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interest	Stockholders' Equity
	Number of Shares	Amount						
Balance at January 1, 2021 (As issued)	32,280	$ 323	$ 206,499	$ (121,150)	$ 399	$ (6,858)	$ 75	$ 79,288
Restatement adjustments	-	-	(4,713)	(137)	-	-	-	(4,850)
Balance at January 1, 2021 (As restated)	32,280	323	201,786	(121,287)	399	(6,858)	75	74,438
Net loss attributable to common stockholders (As restated)	-	-	(9,303)	(12,765)	-	-	-	(22,068)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	(5)	(5)
Foreign currency translation adjustment	-	-	-	-	(8)	-	16	8
Issuance of restricted shares	449	5	(4)	-	-	-	-	1
Forfeiture of restricted shares	(89)	(1)	-	-	-	-	-	(1)
Vesting of restricted stock units	39	-	-	-	-	-	-	-
Shares issued pursuant to exercise of stock options	156	2	875	-	-	-	-	877
Shares withheld pursuant to exercise of stock options	-	-	-	-	-	(647)	-	(647)
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(794)	-	(794)
Common shares issued, net of issuance costs	4,428	44	26,822	-	-	-	-	26,866
Stock based compensation	-	-	4,676	-	-	-	-	4,676
Balance at December 31, 2021 (As restated)	37,263	$ 373	$ 224,852	$ (134,052)	$ 391	$ (8,299)	$ 86	$ 83,351
Net loss attributable to common stockholders (As restated)	-	-	(10,137)	(6,754)	-	-	-	(16,891)
Net income attributable to non-controlling interest	-	-	-	-	-	-	2	2
Foreign currency translation adjustment	-	-	-	-	(1,601)	-	(10)	(1,611)
Issuance of restricted shares	492	5	(5)	-	-	-	-	-
Forfeiture of restricted shares	(186)	(2)	2	-	-	-	-	-
Vesting of restricted stock units	36	-	-	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(211)	-	(211)
Stock based compensation	-	-	4,343	-	-	-	-	4,343
Balance at December 31, 2022 (As restated)	37,605	$ 376	$ 219,055	$ (140,806)	$ (1,210)	$ (8,510)	$ 78	$ 68,983
Retained earnings adjustment for adoption of ASU 2016-13	-	-	-	200	-	-	-	200
Net loss attributable to common stockholders (As restated)	-	-	(11,632)	(5,675)	-	-	-	(17,307)
Net income attributable to non-controlling interest	-	-	-	-	-	-	35	35
Warrant issued in connection with acquisition	-	-	1,347	-	-	-	-	1,347
Foreign currency translation adjustment	-	-	-	-	594	-	(11)	583
Issuance of restricted shares	1,247	13	(13)	-	-	-	-	-
Forfeiture of restricted shares	(152)	(2)	2	-	-	-	-	-
Exercise of stock options	16	-	36	-	-	-	-	36
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(141)	-	(141)
Stock based compensation	-	-	3,908	-	-	-	-	3,908
Balance at December 31, 2023	38,716	$ 387	$ 212,703	$ (146,281)	$ (616)	$ (8,651)	$ 102	$ 57,644

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
In thousands (except per share data)

	Year Ended December 31,		
	2021 (As restated)	2022 (As restated)	2023
Cash flows from operating activities:			
Net loss	$ (12,766)	$ (6,754)	$ (5,675)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:			
Non-controlling interest	(5)	2	35
Gain on bargain purchase	-	-	(9,034)
Inventory reserve	(22)	149	1,500
Stock based compensation expense	4,676	4,343	3,908
Depreciation and amortization	8,553	8,262	9,445
Right-of-use assets, non-cash lease expense	2,908	2,756	2,814
Bad debt expense	997	66	1,767
Deferred income taxes	1,888	708	(6)
Other non-cash items	305	707	103
Changes in:			
Accounts receivable	(9,549)	(1,368)	(1,460)
Inventory	(5,943)	(4,473)	(1,743)
Prepaid expenses and other assets	(2,860)	(816)	791
Deferred costs	2,990	1,608	679
Deferred revenue	(1,767)	(627)	(295)
Accounts payable and accrued expenses	8,140	(533)	4,440
Lease liabilities	(2,790)	(2,739)	(2,851)
Accrued severance payable, net	(145)	(42)	(21)
Net cash (used in) provided by operating activities	(5,390)	1,249	4,397
Cash flows from investing activities:			
Acquisitions, net of cash assumed	-	-	8,722
Purchase of investments	-	(100)	(100)
Capitalized software development costs	(627)	(2,219)	(3,629)
Capital expenditures	(2,400)	(4,011)	(3,464)
Net cash (used in) provided by investing activities	(3,027)	(6,330)	1,529
Cash flows from financing activities:			
Net proceeds from stock offering	26,867	-	-
Repayment of long-term debt	(5,571)	(5,659)	(4,408)
Short-term bank debt, net	(270)	5,709	4,321
Purchase of treasury stock upon vesting of restricted stock	(794)	(211)	(141)
Repayment of financing lease	(138)	(121)	(129)
Payment of preferred stock dividend	(4,112)	-	(3,385)
Proceeds from exercise of stock options, net	229	-	36
Net cash (used in) provided by financing activities	16,211	(282)	(3,706)
Effect of foreign exchange rate changes on cash and cash equivalents	531	(3,408)	(877)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,325	(8,771)	1,343
Cash, cash equivalents and restricted cash - beginning of year	18,435	26,760	17,989
Cash, cash equivalents and restricted cash - end of year	$ 26,760	$ 17,989	$ 19,332
Reconciliation of cash, cash equivalents, and restricted cash, beginning of year			
Cash and cash equivalents	18,127	26,452	17,680
Restricted cash	308	308	309
Cash, cash equivalents, and restricted cash, beginning of year	$ 18,435	$ 26,760	$ 17,989
Reconciliation of cash, cash equivalents, and restricted cash, end of year			
Cash and cash equivalents	26,452	17,680	19,022
Restricted cash	308	309	310
Cash, cash equivalents, and restricted cash, end of year	$ 26,760	$ 17,989	$ 19,332
Supplemental disclosure of cash flow information:			
Cash paid for:			
Taxes	$ 58	$ 63	$ 175
Interest	$ 1,474	$ 1,308	$ 1,656
Noncash investing and financing activities:			
Value of shares withheld pursuant to exercise of stock options	$ 647	$ -	$ -
Value of warrant issued in connection with Movingdots acquisition	$ -	$ -	$ 1,347
Value of licensed intellectual property acquired in connection with Movingdots acquisition	$ -	$ -	$ 1,517
Preferred stock dividends paid in shares	$ -	$ 4,231	$ 1,108

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND LIQUIDITY

The Company is a global leader of Internet-of-Things ("IoT") solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies.

I.D. Systems, Inc. was incorporated in the State of Delaware in 1993. Powerfleet, Inc. was incorporated in the State of Delaware in February 2019 for the purpose of effectuating the transactions pursuant to which the Company acquired Pointer Telocation Ltd. (the "Pointer Merger") and commenced operations on October 3, 2019, upon the closing of the Pointer Merger.

Impact of Macroeconomic Conditions and Supply Chain Disruptions

Higher interest rates and inflation, fluctuations in currency values, and the conflicts between Russia and Ukraine and between Israel and Hamas have resulted in significant economic disruption and adversely impacted the broader global economy, including our customers and suppliers. The extent of the impact of such conditions on our business and financial results will depend largely on future developments that cannot be accurately predicted at this time, including the duration of higher interest rates and inflation, the resilience of currency values, and the resolution or escalation of geopolitical conflicts, particularly those between Russia and Ukraine and between Israel and Hamas, and the impact of these and other factors on capital and financial markets and the related impact on the financial circumstances of our employees, customers and suppliers.

In addition, the Company has experienced a significant impact to its supply chain given the challenges stemming from ongoing macroeconomic conditions, including delays in supply chain deliveries, extended lead times and shortages of certain key components, some raw material cost increases and slowdowns at certain production facilities. As a result of these supply chain issues, the Company has had to increase its volume of inventory beginning in 2022 to ensure supply. The Company incurred supply chain constraint expenses which lowered its gross margins and decreased its profitability primarily during the last six months of 2021 and first nine months of 2022. The supply chain disruptions have delayed and may continue to delay the timing of some orders and expected deliveries of the Company's products. If the impact of the supply chain disruptions is more severe than the Company expects, it could result in longer lead times, inventory supply challenges and further increased costs, all of which could result in the deterioration of the Company's results, potentially for a longer period than currently anticipated.

As of the date of these audited consolidated financial statements, the full extent to which global economic conditions and geopolitical conflicts may materially impact the Company's business, results of operations and financial condition is uncertain.

Liquidity

As of December 31, 2023, the Company had cash (including restricted cash) and cash equivalents of $19,300 and working capital of $23,500. The Company's primary sources of cash are cash flows from sales of products and services, its holdings of cash, cash equivalents and investments from the sale of its capital stock and borrowings under its credit facilities. To date, the Company has not generated sufficient cash flows solely from operating activities to fund its operations.

In addition, the Company's subsidiaries, Powerfleet Israel Ltd. ("Powerfleet Israel") and Pointer Telocation Ltd. ("Pointer" and, together with Powerfleet Israel, the "Borrowers") were party to a Credit Agreement (the "Prior Credit Agreement") with Bank Hapoalim B.M. ("Hapoalim"), pursuant to which Hapoalim provided Powerfleet Israel with two senior secured term loan facilities denominated in New Israeli Shekels ("NIS") in an initial aggregate principal amount of $30,000 (comprised of two facilities in the aggregate principal amounts of $20,000 and $10,000) and a five-year revolving credit facility to Pointer in an initial aggregate principal amount of $10,000. The proceeds of the term loan facilities were used to finance a portion of the cash consideration payable in the Company's acquisition of Pointer. The Company borrowed net NIS 4,915, or $1,355, under the revolving credit facility as of December 31, 2023. See Note 12 for additional information.

On March 18, 2024, the Borrowers entered into an amended and restated credit agreement (the "A&R Credit Agreement"), which refinanced the facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides for (i) two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30,000 (comprised of two facilities in the aggregate principal amounts of $20,000 and $10,000, respectively) and (ii) two revolving credit facilities to Pointer in an aggregate principal amount of $20,000 (comprised of two revolvers in the aggregate principal amounts of $10,000 and $10,000, respectively). On March 18, 2024, Powerfleet Israel drew down $30,000 in cash under the term loan facilities and used the proceeds to prepay approximately $11,200, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet. The proceeds of the revolving facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures.

On April 2, 2024, the Company consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that the Company entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of the Company, and MiX Telematics Limited, a public company incorporated under the laws of the Republic of South Africa ("MiX Telematics"), pursuant to which MiX Telematics became an indirect, wholly owned subsidiary of the Company (the "MiX Combination"). The Implementation Agreement required, as a condition to closing of the MiX Combination, that the Company obtain a debt and/or equity financing in an amount sufficient to provide for the redemption in full of all outstanding shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred Stock"). In order to meet this condition, the Company entered into a facilities agreement (the "Facilities Agreement") with FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB") on March 7, 2024 and shortly thereafter drew down $85,000 in cash under the Facilities Agreement. On April 2, 2024, concurrently with the closing of the MiX Combination, the Company used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of credit facilities with Hapoalim to redeem in full $90,300 for the outstanding shares of the Series A Preferred Stock.

See Note 20 for additional information on the financings that occurred after the year ended December 31, 2023.

Management believes the Company's cash and cash equivalents of $19.3 million as of December 31, 2023 in conjunction with cash generated from the execution of its strategic plan over the next 12 months, and proceeds from the debt agreements are sufficient to fund the projected operations for at least the next 12 months from the issuance date of these financial statements (May 9, 2024) and service the Company's outstanding obligations. Such expectation is based, in part, on the achievement of a certain volume of assumed revenue and gross margin; however, there is no guarantee the Company will achieve this amount of revenue and gross margin during the assumed time period. Management assessed various additional operating cost reduction options that are available to the Company and would be implemented, if assumed levels of revenue and gross margin are not achieved and additional funding is not obtained.

NOTE 2 – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Description of Restatement Adjustments

In connection with the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2023, the Company determined that the accounting for the redemption premium associated with the Series A Preferred Stock was understated resulting in an understatement of "net loss attributable to common stockholders" and "net loss per share attributable to common stockholders" for each period, an understatement of the value of the convertible redeemable preferred stock as of each balance sheet date, and an overstatement of the additional paid-in capital as of each balance sheet date. The required adjustments to correct the redemption value of the calculation of the Series A Preferred Stock and the related accretion of the value of the preferred stock in the consolidated statement of operations include the recording of a non-cash accretion resulting in an increase in the net loss attributable to common stockholders, an increase in the "convertible redeemable preferred stock", and a decrease of "additional paid-in capital" for all annual and interim periods in fiscal years 2021, 2022, and through September 30, 2023.

The correction of the error results in reporting the value of the convertible preferred stock including the accretion to the redemption value from the date of original issuance through each balance sheet date applying the interest method. The Company determined that it is appropriate to restate the financial statements for the fiscal years ended December 31, 2021 and 2022 and each of the interim periods during the 2022 and 2023 fiscal years included in this Annual Report on Form 10-K in addition to correcting other unrelated immaterial errors that were previously either unrecorded or recorded as out-of-period adjustments.

The following tables present the impact of all of these adjustments on the Company's previously reported consolidated financial statements. The "As Reported" amounts in the following tables are amounts derived from the Company's previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The amounts in the columns labeled "Redemption Premium Adjustment" represent the effect of adjustments resulting from the correction of the understatement of the Company's net loss attributable to common stockholders and net loss per share attributable to common stockholders for each period for each period, as well as the impact of the cumulative amount on the value of the convertible redeemable preferred stock and additional paid-in capital as of each balance sheet date. The amounts in the columns labeled "Other Adjustments" represent the effect of other adjustments that relate to other unrelated errors in previously filed financial statements that were not material, individually or in the aggregate, to such filed financial statements. The effects of the restatement have been corrected in all impacted tables and footnotes throughout these consolidated financial statements.

Consolidation Financial Statements – Restatement Reconciliation Tables

Audited Financial Statements

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Balance Sheet as of December 31, 2022:

	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
		December 31, 2022 (As restated)		
ASSETS				
Current assets:				
Cash and cash equivalents	$ 17,680	$ -	$ -	$ 17,680
Restricted cash	309	-	-	309
Accounts receivable	32,493	-	154	32,647
Inventory, net	22,272	-	-	22,272
Deferred costs - current	762	-	-	762
Prepaid expenses and other current assets	7,709	-	(173)	7,536
Total current assets	81,225	-	(19)	81,206
Deferred costs less current portion	-	-	-	-
Fixed assets, net	9,249	-	-	9,249
Goodwill	83,487	-	-	83,487
Intangible assets, net	22,908	-	-	22,908
Right of use asset	7,820	-	-	7,820
Severance payable fund	3,760	-	-	3,760
Deferred tax asset	3,225	-	83	3,308
Other assets	5,761	-	557	6,318
Total assets	$ 217,435	$ -	$ 621	$ 218,056
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 10,312	$ -	$ -	$ 10,312
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	26,598	-	(1,201)	25,397
Deferred revenue - current	6,363	-	13	6,376
Lease liability - current	2,441	-	-	2,441
Total current liabilities	45,714	-	(1,188)	44,526
Long-term debt - less current maturities	11,403	-	-	11,403
Deferred revenue - less current portion	4,390	-	41	4,431
Lease liability - less current portion	5,628	-	-	5,628
Accrued severance payable	4,365	-	-	4,365
Deferred tax liability	4,919	-	(18)	4,901
Other long-term liabilities	636	-	1,152	1,788
Total liabilities	77,055	-	(13)	77,042
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	57,565	14,466	-	72,031
Preferred stock	-	-	-	-
Common stock	376	-	-	376
Additional paid-in capital	233,521	(14,466)	-	219,055
Accumulated deficit	(141,440)	-	634	(140,806)
Accumulated other comprehensive loss	(1,210)	-	-	(1,210)
Treasury stock	(8,510)	-	-	(8,510)
STOCKHOLDERS' EQUITY				
Total Powerfleet, Inc. stockholders' equity	82,737	(14,466)	634	68,905
Non-controlling interest	78	-	-	78
Total equity	82,815	(14,466)	634	68,983
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 217,435	$ -	$ 621	$ 218,056

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statement of Operations for the year ended December 31, 2021:

| | Year Ended December 31, 2021 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:				
Products	$ 52,981	$ -	$ (79)	$ 52,902
Services	73,227	-	(169)	73,058
Total revenues	126,208	-	(248)	125,960
Cost of revenues:				
Cost of products	39,445	-	182	39,627
Cost of services	26,580	-	-	26,580
	66,025	-	182	66,207
Gross profit	60,183	-	(430)	59,753
Operating expenses:				
Selling, general and administrative expenses	57,100	-	(604)	56,496
Research and development expenses	11,058	-	371	11,429
Total operating expenses	68,158	-	(233)	67,925
Loss from operations	(7,975)	-	(197)	(8,172)
Interest income	45	-	-	45
Interest expense, net	(2,764)	-	-	(2,764)
Bargain purchase – Movingdots	-	-	-	-
Other (expense) income, net	8	-	-	8
Net loss before income taxes	(10,686)	-	(197)	(10,883)
Income tax (expense) benefit	(2,607)	-	719	(1,888)
Net loss before non-controlling interest	(13,293)	-	522	(12,771)
Non-controlling interest	5	-	-	5
Net loss	(13,288)	-	522	(12,766)
Accretion of preferred stock	(672)	(4,518)	-	(5,190)
Preferred stock dividends	(4,112)	-	-	(4,112)
Net loss attributable to common stockholders	$ (18,072)	$ (4,518)	$ 522	$ (22,068)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.52)	$ (0.13)	$ 0.02	$ (0.64)
Weighted average common shares outstanding – basic and diluted	34,571	34,571	34,571	34,571

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statement of Operations for the year ended December 31, 2022:

	Year Ended December 31, 2022 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:				
Products	$ 56,313	$ -	$ 632	$ 56,945
Services..	78,844	-	123	78,967
Total revenues..	135,157	-	755	135,912
Cost of revenues:				
Cost of products......................................	42,636	-	(67)	42,569
Cost of services.......................................	28,350	-	-	28,350
	70,986	-	(67)	70,919
Gross profit	64,171	-	822	64,993
Operating expenses:				
Selling, general and administrative expenses	63,001	-	491	63,492
Research and development expenses	8,964	-	(492)	8,472
Total operating expenses	71,965	-	(1)	71,964
Loss from operations	(7,794)	-	823	(6,971)
Interest income.......................................	71	-	-	71
Interest expense, net...............................	994	-	-	994
Bargain purchase – Movingdots	-	-	-	-
Other (expense) income, net	24	-	-	24
Net loss before income taxes	(6,705)	-	823	(5,882)
Income tax (expense) benefit	(296)	-	(574)	(870)
Net loss before non-controlling interest.................	(7,001)	-	249	(6,752)
Non-controlling interest..	(2)	-	-	(2)
Net loss	(7,003)	-	249	(6,754)
Accretion of preferred stock	(671)	(5,235)	-	(5,906)
Preferred stock dividends......................................	(4,231)	-	-	(4,231)
Net loss attributable to common stockholders	$ (11,905)	$ (5,235)	$ 249	$ (16,891)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.34)	$ (0.15)	$ 0.01	$ (0.48)
Weighted average common shares outstanding – basic and diluted	35,393	35,393	35,393	35,393

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2021 and 2022, respectively:

CORRECTED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY	Additional Paid-In Capital				Accumulated Deficit			
	As Reported	Redemption premium adjustment	Other Adjustments	As Restated	As Reported	Redemption premium adjustment	Other Adjustments	As Restated
Balance at December 31, 2020	$ 206,499	$ (4,713)	$ -	$201,786	$(121,150)	$ -	$ (137)	$(121,287)
Net loss attributable to common stockholders	(4,785)	(4,518)	-	(9,303)	(13,287)	-	522	(12,765)
Issuance of restricted shares	(4)	-	-	(4)	-	-	-	-
Shares issued pursuant to exercise of stock options	875	-	-	875	-	-	-	-
Common shares issued, net of issuance costs	26,822	-	-	26,822	-	-	-	-
Stock based compensation	4,676	-	-	4,676	-	-	-	-
Balance at December 31, 2021	$ 234,083	$ (9,231)	$ -	$224,852	$(134,437)	$ -	$ 385	$(134,052)
Net loss attributable to common stockholders	(4,902)	(5,235)	-	(10,137)	(7,003)	-	249	(6,754)
Issuance of restricted shares	(5)	-	-	(5)	-	-	-	-
Forfeiture of restricted shares	2	-	-	2	-	-	-	-
Stock based compensation	4,343	-	-	4,343	-	-	-	-
Balance at December 31, 2022	$ 233,521	$ (14,466)	$ -	$219,055	$(141,440)	$ -	$ 634	$(140,806)

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statement of Comprehensive Loss for the years ended December 31, 2021 and 2022, respectively:

	Year Ended December 31,							
	2021 (As restated)				2022 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (18,072)	$ (4,518)	$ 522	$ (22,068)	$ (11,905)	$ (5,235)	$ 249	$ (16,891)
Foreign currency translation adjustment	(8)	-	-	(8)	(1,601)	-	-	(1,601)
Total other comprehensive loss	(8)	-	-	(8)	(1,601)	-	-	(1,601)
Comprehensive loss	$ (18,080)	$ (4,518)	$ 522	$ (22,076)	$ (13,506)	$ (5,235)	$ 249	$ (18,492)

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statement of Cash Flows for the year ended December 31, 2021:

| | Year Ended December 31, | | |
| | 2021 (As restated) | | |
	As Reported	Other Adjustments	As Restated
Cash flows from operating activities			
Net loss	$ (13,288)	$ 522	$ (12,766)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:			
Non-controlling interest	(5)	-	(5)
Gain on bargain purchase	-	-	-
Inventory reserve	(22)	-	(22)
Stock based compensation expense	4,676	-	4,676
Depreciation and amortization	8,553	-	8,553
Right-of-use assets, non-cash lease expense	2,859	49	2,908
Bad debt expense	1,442	(445)	997
Deferred income taxes	2,607	(719)	1,888
Other non-cash items	305	-	305
Changes in:			
Accounts receivable	(9,643)	94	(9,549)
Inventory	(6,058)	115	(5,943)
Prepaid expenses and other assets	(2,918)	58	(2,860)
Deferred costs	3,349	(359)	2,990
Deferred revenue	(2,290)	523	(1,767)
Accounts payable and accrued expenses	8,300	(160)	8,140
Lease liabilities	(2,741)	(49)	(2,790)
Accrued severance payable, net	(145)	-	(145)
Net cash used in operating activities	(5,019)	(371)	(5,390)
Cash flows from investing activities:			
Acquisitions, net of cash assumed	-	-	-
Purchase of investments	-	-	-
Capitalized software development costs	(627)	-	(627)
Capital expenditures	(2,771)	371	(2,400)
Net cash (used in) provided by investing activities	(3,398)	371	(3,027)
Cash flows from financing activities:			
Net proceeds from stock offering	26,867	-	26,867
Repayment of long-term debt	(5,571)	-	(5,571)
Repayment of financing lease	(138)	-	(138)
Short-term bank debt, net	(270)	-	(270)
Purchase of treasury stock upon vesting of restricted stock	(794)	-	(794)
Payment of preferred stock dividend	(4,112)	-	(4,112)
Proceeds from exercise of stock options, net	229	-	229
Net cash used in financing activities	16,211	-	16,211
Effect of foreign exchange rate changes on cash and cash equivalents	531	-	531
Net increase in cash, cash equivalents and restricted cash	8,325	-	8,325
Cash, cash equivalents and restricted cash – beginning of period	18,435	-	18,435
Cash, cash equivalents and restricted cash – end of period	$ 26,760	$ -	$ 26,760
Reconciliation of cash, cash equivalents, and restricted cash, beginning of period			
Cash and cash equivalents	18,127	-	18,127
Restricted cash	308	-	308
Cash, cash equivalents, and restricted cash, beginning of period	$ 18,435	$ -	$ 18,435
Reconciliation of cash, cash equivalents, and restricted cash, end of period			
Cash and cash equivalents	26,452	-	26,452
Restricted cash	308	-	308
Cash, cash equivalents, and restricted cash, end of period	$ 26,760	$ -	$ 26,760
Supplemental disclosure of cash flow information:			
Cash paid for:			
Taxes	58	-	58
Interest	1,474	-	1,474
Noncash investing and financing activities:			
Value of shares withheld pursuant to exercise of stock options	$ 647	$ -	$ 647

The following table presents the impact of the financial statement adjustments on the Company's previously reported Consolidated Statement of Cash Flows for the year ended December 31, 2022:

| | Year Ended December 31, | | |
| | 2022 (As restated) | | |
	As Reported	Other Adjustments	As Restated
Cash flows from operating activities			
Net loss	$ (7,003)	$ 249	$ (6,754)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:			
Non-controlling interest	2	-	2
Gain on bargain purchase	-	-	-
Inventory reserve	149	-	149
Stock based compensation expense	4,343	-	4,343
Depreciation and amortization	8,262	-	8,262
Right-of-use assets, non-cash lease expense	2,756	-	2,756
Bad debt expense	66	-	66
Deferred income taxes	134	574	708
Other non-cash items	707	-	707
Changes in:			
Accounts receivable	(1,638)	270	(1,368)
Inventory	(4,473)	-	(4,473)
Prepaid expenses and other assets	(374)	(442)	(816)
Deferred costs	1,249	359	1,608
Deferred revenue	(158)	(469)	(627)
Accounts payable and accrued expenses	(484)	(49)	(533)
Lease liabilities	(2,739)	-	(2,739)
Accrued severance payable, net	(42)	-	(42)
Net cash provided by operating activities	757	492	1,249
Cash flows from investing activities:			
Acquisitions, net of cash assumed	-	-	-
Purchase of investments	(100)	-	(100)
Capitalized software development costs	(2,219)	-	(2,219)
Capital expenditures	(3,519)	(492)	(4,011)
Net cash used in investing activities	(5,838)	(492)	(6,330)
Cash flows from financing activities:			
Net proceeds from stock offering	-	-	-
Repayment of long-term debt	(5,659)	-	(5,659)
Repayment of financing lease	(121)	-	(121)
Short-term bank debt, net	5,709	-	5,709
Purchase of treasury stock upon vesting of restricted stock	(211)	-	(211)
Payment of preferred stock dividend	-	-	-
Proceeds from exercise of stock options, net	-	-	-
Net cash used in financing activities	(282)	-	(282)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,408)	-	(3,408)
Net decrease in cash, cash equivalents and restricted cash	(8,771)	-	(8,771)
Cash, cash equivalents and restricted cash – beginning of period	26,760	-	26,760
Cash, cash equivalents and restricted cash – end of period	$ 17,989	$ -	17,989
Reconciliation of cash, cash equivalents, and restricted cash, beginning of period			
Cash and cash equivalents	26,452	-	26,452
Restricted cash	308	-	308
Cash, cash equivalents, and restricted cash, beginning of period	$ 26,760	$ -	$ 26,760
Reconciliation of cash, cash equivalents, and restricted cash, end of period			
Cash and cash equivalents	17,680	-	17,680
Restricted cash	309	-	309
Cash, cash equivalents, and restricted cash, end of period	$ 17,989	$ -	$ 17,989
Supplemental disclosure of cash flow information:			
Cash paid for:			
Taxes	63	-	63
Interest	1,308	-	1,308
Noncash investing and financing activities:			
Preferred stock dividends paid in shares	$ 4,231	$ --	$ 4,231

Unaudited Financial Statements

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of March 31, 2022:

	March 31, 2022 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 20,559	$ -	$ -	$ 20,559
Restricted cash	308	-	-	308
Accounts receivable	31,861	-	55	31,916
Inventory, net	20,313	-	-	20,313
Deferred costs – current	1,416	-	-	1,416
Prepaid expenses and other current assets	10,716	-	-	10,716
Total current assets	85,173	-	55	85,228
Deferred costs less current portion	224	-	-	224
Fixed assets, net	8,532	-	-	8,532
Goodwill	83,487	-	-	83,487
Intangible assets, net	24,848	-	-	24,848
Right of use asset	9,597	-	-	9,597
Severance payable fund	4,282	-	-	4,282
Deferred tax asset	4,977	-	-	4,977
Other assets	4,778	-	91	4,869
Total assets	$ 225,898	$ -	$ 146	$ 226,044
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 6,006	$ -	$ -	$ 6,006
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	28,777	-	(814)	27,963
Deferred revenue current	7,168	-	97	7,265
Lease liability – current	2,718	-	-	2,718
Total current liabilities	44,669	-	(717)	43,952
Long-term debt – less current maturities	16,258	-	-	16,258
Deferred revenue – less current portion	4,466	-	-	4,466
Lease liability – less current portion	7,128	-	-	7,128
Accrued severance payable	4,857	-	-	4,857
Deferred tax liability	5,305	-	(14)	5,291
Other long-term liabilities	738	-	814	1,552
Total liabilities	83,421	-	83	83,504
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	53,859	10,414	-	64,273
STOCKHOLDERS' EQUITY				
Preferred stock	-	-	-	-
Common stock	376	-	-	376
Additional paid-in capital	233,342	(10,414)	317	223,245
Accumulated deficit	(137,366)	-	(159)	(137,525)
Accumulated other comprehensive loss	644	-	(95)	549
Treasury stock	(8,480)	-	-	(8,480)
Total Powerfleet, Inc. stockholders' equity	88,516	(10,414)	63	78,165
Non-controlling interest	102	-	-	102
Total equity	88,618	(10,414)	63	78,267
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 225,898	$ -	$ 146	$ 226,044

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of June 30, 2022:

| | June 30, 2022 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 17,703	$ -	$ -	$ 17,703
Restricted cash	309	-	-	309
Accounts receivable	33,491	-	(3)	33,488
Inventory, net	23,540	-	-	23,540
Deferred costs – current	1,315	-	-	1,315
Prepaid expenses and other current assets	9,020	-	(78)	8,942
Total current assets	85,378	-	(81)	85,297
Deferred costs less current portion	-	-	-	-
Fixed assets, net	8,333	-	-	8,333
Goodwill	83,487	-	-	83,487
Intangible assets, net	24,022	-	-	24,022
Right of use asset	8,463	-	-	8,463
Severance payable fund	3,610	-	-	3,610
Deferred tax asset	4,395	-	(448)	3,947
Other assets	5,063	-	(41)	5,022
Total assets	$ 222,751	$ -	$ (570)	$ 222,181
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 7,794	$ -	$ -	$ 7,794
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	29,233	-	(997)	28,236
Deferred revenue – current	7,331	-	-	7,331
Lease liability – current	2,494	-	-	2,494
Total current liabilities	46,852	-	(997)	45,855
Long-term debt – less current maturities	13,408	-	-	13,408
Deferred revenue – less current portion	4,139	-	-	4,139
Lease liability – less current portion	6,237	-	-	6,237
Accrued severance payable	4,118	-	-	4,118
Deferred tax liability	5,091	-	(10)	5,081
Other long-term liabilities	647	-	997	1,644
		-		
Total liabilities	80,492	-	(10)	80,482
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	55,074	11,678	-	66,752
STOCKHOLDERS' EQUITY				
Preferred stock	-	-	-	-
Common stock	375	-	-	375
Additional paid-in capital	233,756	(11,678)	-	222,078
Accumulated deficit	(137,484)	-	(448)	(137,932)
Accumulated other comprehensive loss	(1,062)	-	(112)	(1,174)
Treasury stock	(8,485)	-	-	(8,485)
Total Powerfleet, Inc. stockholders' equity	87,100	(11,678)	(560)	74,862
Non-controlling interest	85	-	-	85
Total equity	87,185	(11,678)	(560)	74,947
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 222,751	$ -	$ (570)	$ 222,181

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of September 30, 2022:

	September 30, 2022 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 16,703	$ -	$ -	$ 16,703
Restricted cash	309	-	-	309
Accounts receivable	33,352	-	39	33,391
Inventory, net	23,572	-	-	23,572
Deferred costs - current	1,025	-	-	1,025
Prepaid expenses and other current assets	8,868	-	(78)	8,790
Total current assets	83,829	-	(39)	83,790
Deferred costs less current portion	-	-	-	-
Fixed assets, net	8,994	-	-	8,994
Goodwill	83,487	-	-	83,487
Intangible assets, net	23,312	-	-	23,312
Right of use asset	7,999	-	-	7,999
Severance payable fund	3,614	-	-	3,614
Deferred tax asset	3,740	-	-	3,740
Other assets	5,086	-	184	5,270
Total assets	$ 220,061	$ -	$ 145	$ 220,206
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 9,366	$ -	$ -	$ 9,366
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	28,818	-	(1,114)	27,704
Deferred revenue - current	6,523	-	-	6,523
Lease liability - current	2,464	-	-	2,464
Total current liabilities	47,171	-	(1,114)	46,057
Long-term debt - less current maturities	11,914	-	-	11,914
Deferred revenue - less current portion	4,208	-	-	4,208
Lease liability - less current portion	5,793	-	-	5,793
Accrued severance payable	4,148	-	-	4,148
Deferred tax liability	5,182	-	(9)	5,173
Other long-term liabilities	628	-	1,126	1,754
Total liabilities	79,044	-	3	79,047
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	56,309	13,032	-	69,341
STOCKHOLDERS' EQUITY				
Preferred stock	-	-	-	-
Common stock	376	-	-	376
Additional paid-in capital	233,590	(13,032)	-	220,558
Accumulated deficit	(139,784)	-	250	(139,534)
Accumulated other comprehensive loss	(1,050)	-	(108)	(1,158)
Treasury stock	(8,492)	-	-	(8,492)
Total Powerfleet, Inc. stockholders' equity	84,640	(13,032)	142	71,750
Non-controlling interest	68	-	-	68
Total equity	84,708	(13,032)	142	71,818
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 220,061	$ -	$ 145	$ 220,206

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of March 31, 2023:

	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
		March 31, 2023 (As restated)		
ASSETS				
Current assets:				
Cash and cash equivalents	$ 24,780	$ -	$ -	$ 24,780
Restricted cash	309	-	-	309
Accounts receivable	31,442	-	145	31,587
Inventory, net	22,649	-	-	22,649
Deferred costs – current	523	-	-	523
Prepaid expenses and other current assets	7,959	-	-	7,959
Total current assets	87,662	-	145	87,807
Deferred costs less current portion	-	-	-	-
Fixed assets, net	9,953	-	(12)	9,941
Goodwill	83,487	-	-	83,487
Intangible assets, net	22,328	-	(45)	22,283
Right of use asset	7,332	-	-	7,332
Severance payable fund	3,684	-	-	3,684
Deferred tax asset	2,496	-	97	2,593
Other assets	5,984	-	658	6,642
Total assets	$ 222,926	$ -	$ 843	$ 223,769
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 9,359	$ -	$ -	$ 9,359
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	27,682	-	(1,446)	26,236
Deferred revenue – current	6,327	-	33	6,360
Lease liability – current	2,481	-	-	2,481
Total current liabilities	45,849	-	(1,413)	44,436
Long-term debt – less current maturities	10,638	-	-	10,638
Deferred revenue – less current portion	4,378	-	109	4,487
Lease liability – less current portion	5,065	-	-	5,065
Accrued severance payable	4,396	-	-	4,396
Deferred tax liability	4,593	-	(9)	4,584
Other long-term liabilities	623	-	1,446	2,069
Total liabilities	75,542	-	133	75,675
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	58,840	15,952	-	74,792
STOCKHOLDERS' EQUITY				
Preferred stock	-	-	-	-
Common stock	376	-	-	376
Additional paid-in capital	234,425	(15,952)	-	218,473
Accumulated deficit	(136,671)	-	710	(135,961)
Accumulated other comprehensive loss	(1,098)	-	-	(1,098)
Treasury stock	(8,554)	-	-	(8,554)
Total Powerfleet, Inc. stockholders' equity	88,478	(15,952)	710	73,236
Non-controlling interest	66	-	-	66
Total equity	88,544	(15,952)	710	73,302
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 222,926	$ -	$ 843	$ 223,769

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of June 30, 2023:

	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
		June 30, 2023 (As restated)		
ASSETS				
Current assets:				
Cash and cash equivalents	$ 21,729	$ -	$ -	$ 21,729
Restricted cash	309	-	-	309
Accounts receivable	31,318	-	(39)	31,279
Inventory, net	22,125	-	-	22,125
Deferred costs – current	338	-	-	338
Prepaid expenses and other current assets	7,298	-	-	7,298
Total current assets	83,117	-	(39)	83,078
Deferred costs less current portion	-	-	-	-
Fixed assets, net	10,226	-	(65)	10,161
Goodwill	83,487	-	-	83,487
Intangible assets, net	21,871	-	(91)	21,780
Right of use asset	6,936	-	-	6,936
Severance payable fund	3,566	-	-	3,566
Deferred tax asset	1,942	-	97	2,039
Other assets	6,131	-	625	6,756
Total assets	$ 217,276	$ -	$ 527	$ 217,803
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 11,197	$ -	$ -	$ 11,197
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	24,960	-	(1,571)	23,389
Deferred revenue – current	6,193	-	37	6,230
Lease liability – current	2,448	-	-	2,448
Total current liabilities	44,798	-	(1,534)	43,264
Long-term debt – less current maturities	9,940	-	-	9,940
Deferred revenue – less current portion	4,582	-	126	4,708
Lease liability – less current portion	4,715	-	-	4,715
Accrued severance payable	4,284	-	-	4,284
Deferred tax liability	4,030	-	(54)	3,976
Other long-term liabilities	668	-	1,571	2,239
Total liabilities	73,017	-	109	73,126
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	59,008	17,557	-	76,565
STOCKHOLDERS' EQUITY				
Preferred stock	-	-	-	-
Common stock	377	-	-	377
Additional paid-in capital	234,015	(17,557)	-	216,458
Accumulated deficit	(139,648)	-	418	(139,230)
Accumulated other comprehensive loss	(998)	-	-	(998)
Treasury stock	(8,558)	-	-	(8,558)
Total Powerfleet, Inc. stockholders' equity	85,188	(17,557)	418	68,049
Non-controlling interest	63	-	-	63
Total equity	85,251	(17,557)	418	68,112
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 217,276	$ -	$ 527	$ 217,803

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Balance Sheet as of September 30, 2023:

| | September 30, 2023 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 19,297	$ -	$ -	$ 19,297
Restricted cash	310	-	-	310
Accounts receivable	33,606	-	188	33,794
Inventory, net	21,055	-	-	21,055
Deferred costs - current	191	-	-	191
Prepaid expenses and other current assets	8,721	-	-	8,721
Total current assets	83,180	-	188	83,368
Deferred costs less current portion	-	-	-	-
Fixed assets, net	10,222	-	(119)	10,103
Goodwill	83,487	-	-	83,487
Intangible assets, net	21,157	-	(136)	21,021
Right of use asset	6,490	-	-	6,490
Severance payable fund	3,427	-	-	3,427
Deferred tax asset	1,915	-	97	2,012
Other assets	6,228	-	653	6,881
Total assets	$ 216,106	$ -	$ 683	$ 216,789
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$ 12,137	$ -	$ -	$ 12,137
Convertible note payable	-	-	-	-
Accounts payable and accrued expenses	28,109	-	(1,656)	26,453
Deferred revenue – current	6,101	-	37	6,138
Lease liability – current	2,286	-	-	2,286
Total current liabilities	48,633	-	(1,619)	47,014
Long-term debt – less current maturities	9,617	-	-	9,617
Deferred revenue – less current portion	4,804	-	123	4,927
Lease liability – less current portion	4,415	-	-	4,415
Accrued severance payable	4,142	-	-	4,142
Deferred tax liability	4,283	-	(21)	4,262
Other long-term liabilities	649	-	1,656	2,305
Total liabilities	76,543	-	139	76,682
Commitments and Contingencies (note 19)				
Convertible redeemable preferred stock	59,176	19,224	-	78,400
STOCKHOLDERS' EQUITY				
Preferred stock		-		
Common stock	387	-	-	387
Additional paid-in capital	233,811	(19,224)	-	214,587
Accumulated deficit	(143,322)	-	544	(142,778)
Accumulated other comprehensive loss	(1,904)	-	-	(1,904)
Treasury stock	(8,648)	-	-	(8,648)
Total Powerfleet, Inc. stockholders' equity	80,324	(19,224)	544	61,644
Non-controlling interest	63	-	-	63
Total equity	80,387	(19,224)	544	61,707
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 216,106	$ -	$ 683	$ 216,789

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Operations for the three months ended March 31, 2022 and 2023:

	Three Months Ended March 31, 2022 (As restated)				Three Months Ended March 31, 2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:								
Products	$ 14,392	$ -	$ 127	$ 14,519	$ 12,404	$ -	$ 104	$ 12,508
Services	18,769	-	-	18,769	20,435	-	(91)	20,344
Total revenues	33,161	-	127	33,288	32,839	-	13	32,852
Cost of revenues:								
Cost of products	11,978	-	(67)	11,911	9,002	-	-	9,002
Cost of services	6,784	-		6,784	7,219	-	57	7,276
	18,762	-	(67)	18,695	16,221	-	57	16,278
Gross profit	14,399	-	194	14,593	16,618	-	(44)	16,574
Operating expenses:								
Selling, general and administrative expenses	14,912	-	665	15,577	16,787	-	154	16,941
Research and development expenses	3,229	-	(492)	2,737	1,723	-	-	1,723
Total operating expenses	18,141	-	173	18,314	18,510	-	154	18,664
Loss from operations	(3,742)	-	21	(3,721)	(1,892)	-	(198)	(2,090)
Interest income	13	-	-	13	24	-	-	24
Interest expense, net	100	-	-	100	(137)	-	-	(137)
Bargain purchase – Movingdots	-	-	-	-	7,234	-	-	7,234
Other (expense) income, net	(1)	-	95	94	(66)	-	69	3
Net loss before income taxes	(3,630)	-	116	(3,514)	5,163	-	(129)	5,034
Income tax (expense) benefit	703	-	(661)	42	(397)	-	5	(392)
Net loss before non-controlling interest	(2,927)	-	(545)	(3,472)	4,766	-	(124)	4,642
Non-controlling interest	(1)	-	-	(1)	3	-	-	3
Net loss	(2,928)	-	(545)	(3,473)	4,769	-	(124)	4,645
Accretion of preferred stock	(168)	(1,183)	-	(1,351)	(168)	(1,487)	-	(1,655)
Preferred stock dividends	(1,028)	-	-	(1,028)	(1,107)	-	-	(1,107)
Net loss attributable to common stockholders	$ (4,124)	$ (1,183)	$ (545)	$ (5,852)	$ 3,494	$ (1,487)	$ (124)	$ 1,883
Net loss per share attributable to common stockholders - basic and diluted	$ (0.12)	$ (0.03)	$ (0.02)	$ (0.17)	$ 0.11	$ (0.06)	$ (0.01)	$ 0.04
Weighted average common shares outstanding - basic	35,332	35,332	35,332	35,332	35,548	35,548	35,548	35,548
Weighted average common shares outstanding - diluted	35,332	35,332	35,332	35,332	35,628	35,628	35,628	35,628

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Operations for the three months ended June 30, 2022 and 2023:

	Three Months Ended June 30, 2022 (As restated)				Three Months Ended June 30, 2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:								
Products	$ 14,818	$ -	$ (229)	$ 14,589	$ 11,012	$ -	$ 72	$ 11,084
Services	19,776	-	155	19,931	21,038	-	(30)	21,008
Total revenues	34,594	-	(74)	34,520	32,050	-	42	32,092
Cost of revenues:								
Cost of products	11,336	-	-	11,336	8,550	-	-	8,550
Cost of services	7,028	-	-	7,028	7,467	-	57	7,524
	18,364	-	-	18,364	16,017	-	57	16,074
Gross profit	16,230	-	(74)	16,156	16,033	-	(15)	16,018
Operating expenses:								
Selling, general and administrative expenses	15,817	-	(220)	15,597	16,987	-	211	17,198
Research and development expenses	2,001	-	-	2,001	2,179	-	42	2,221
Total operating expenses	17,818	-	(220)	17,598	19,166	-	253	19,419
Loss from operations	(1,588)	-	146	(1,442)	(3,133)	-	(268)	(3,401)
Interest income	15	-	-	15	22	-	-	22
Interest expense, net	1,493	-	-	1,493	(173)	-	-	(173)
Bargain purchase – Movingdots	-	-	-	-	283	-	-	283
Other (expense) income, net	3	-	17	20	69	-	(69)	-
Net loss before income taxes	(77)	-	163	86	(2,932)	-	(337)	(3,269)
Income tax (expense) benefit	(40)	-	(452)	(492)	(39)	-	45	6
Net loss before non-controlling interest	(117)	-	(289)	(406)	(2,971)	-	(292)	(3,263)
Non-controlling interest	(1)	-	-	(1)	(6)	-	-	(6)
Net loss	(118)	-	(289)	(407)	(2,977)	-	(292)	(3,269)
Accretion of preferred stock	(168)	(1,264)	-	(1,432)	(168)	(1,604)	-	(1,772)
Preferred stock dividends	(1,048)	-	-	(1,048)	(1,129)	-	-	(1,129)
Net loss attributable to common stockholders	$ (1,334)	$ (1,264)	$ (289)	$ (2,887)	$ (4,274)	$ (1,604)	$ (292)	$ (6,170)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.04)	$ (0.04)	$ (0.01)	$ (0.08)	$ (0.12)	$ (0.05)	$ (0.01)	$ (0.17)
Weighted average common shares outstanding – basic	35,386	35,386	35,386	35,386	35,605	35,605	35,605	35,605
Weighted average common shares outstanding – diluted	35,386	35,386	35,386	35,386	35,605	35,605	35,605	35,605

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Operations for the six months ended June 30, 2022 and 2023:

	Six Months Ended June 30, 2022 (As restated)				Six Months Ended June 30, 2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:								
Products	$ 29,210	$ -	$ (102)	$ 29,108	$ 23,416	$ -	$ 177	$ 23,593
Services	38,545	-	155	38,700	41,473	-	(121)	41,352
Total revenues	67,755	-	53	67,808	64,889	-	56	64,945
Cost of revenues:								
Cost of products	23,314	-	(67)	23,247	17,552	-	-	17,552
Cost of services	13,812	-	-	13,812	14,686	-	114	14,800
	37,126	-	(67)	37,059	32,238	-	114	32,352
Gross profit	30,629	-	120	30,749	32,651	-	(58)	32,593
Operating expenses:								
Selling, general and administrative expenses	30,729	-	445	31,174	33,774	-	365	34,139
Research and development expenses	5,230	-	(492)	4,738	3,902	-	42	3,944
Total operating expenses	35,959	-	(47)	35,912	37,676	-	407	38,083
Loss from operations	(5,330)	-	167	(5,163)	(5,025)	-	(465)	(5,490)
Interest income	28	-	-	28	46	-	-	46
Interest expense, net	1,593	-	-	1,593	(310)	-	-	(310)
Bargain purchase – Movingdots	-	-	-	-	7,517	-	-	7,517
Other (expense) income, net	2	-	112	114	3	-	-	3
Net loss before income taxes	(3,707)	-	279	(3,428)	2,231	-	(465)	1,766
Income tax (expense) benefit	663	-	(1,113)	(450)	(436)	-	50	(386)
Net loss before non-controlling interest	(3,044)	-	(834)	(3,878)	1,795	-	(415)	1,380
Non-controlling interest	(2)	-	-	(2)	(3)	-	-	(3)
Net loss	(3,046)	-	(834)	(3,880)	1,792	-	(415)	1,377
Accretion of preferred stock	(336)	(2,447)	-	(2,783)	(336)	(3,091)	-	(3,427)
Preferred stock dividends	(2,076)	-	-	(2,076)	(2,236)	-	-	(2,236)
Net loss attributable to common stockholders	$ (5,458)	$ (2,447)	$ (834)	$ (8,739)	$ (780)	$ (3,091)	$ (415)	$ (4,286)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.15)	$ (0.07)	$ (0.02)	$ (0.25)	$ 0.01	$ (0.12)	$ (0.01)	$ (0.12)
Weighted average common shares outstanding – basic	35,359	35,359	35,359	35,359	35,577	35,577	35,577	35,577
Weighted average common shares outstanding – diluted	35,359	35,359	35,359	35,359	35,670	35,577	35,577	35,577

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Operations for the three months ended September 30, 2022 and 2023:

	Three Months Ended September 30, 2022 (As restated)				Three Months Ended September 30, 2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:								
Products	$ 14,021	$ -	$ 419	$ 14,440	$ 13,147	$ -	$ 85	$ 13,232
Services	20,267	-	(152)	20,115	21,048	-	(38)	21,010
Total revenues	34,288	-	267	34,555	34,195	-	47	34,242
Cost of revenues:								
Cost of products	9,839	-	(59)	9,780	8,843	-	-	8,843
Cost of services	7,268	-	59	7,327	8,237	-	57	8,294
	17,107	-	-	17,107	17,080	-	57	17,137
Gross profit	17,181	-	267	17,448	17,115	-	(10)	17,105
Operating expenses:								
Selling, general and administrative expenses	16,664	-	(119)	16,545	17,988	-	(211)	17,777
Research and development expenses	1,735	-	130	1,865	2,384	-	42	2,426
Total operating expenses	18,399	-	11	18,410	20,372	-	(169)	20,203
Loss from operations	(1,218)	-	256	(962)	(3,257)	-	159	(3,098)
Interest income	20	-	-	20	23	-	-	23
Interest expense, net	(331)	-	-	(331)	(154)	-	-	(154)
Bargain purchase – Movingdots	-	-	-	-	-	-	-	-
Other (expense) income, net	-	-	(4)	(4)	(24)	-	-	(24)
Net loss before income taxes	(1,529)	-	252	(1,277)	(3,412)	-	159	(3,253)
Income tax (expense) benefit	(770)	-	447	(323)	(262)	-	(33)	(295)
Net loss before non-controlling interest	(2,299)	-	699	(1,600)	(3,674)	-	126	(3,548)
Non-controlling interest	(1)	-	-	(1)	-	-	-	-
Net loss	(2,300)	-	699	(1,601)	(3,674)	-	126	(3,548)
Accretion of preferred stock	(168)	(1,353)	-	(1,521)	(167)	(1,667)	-	(1,834)
Preferred stock dividends	(1,067)	-	-	(1,067)	(1,128)	-	-	(1,128)
Net loss attributable to common stockholders	$ (3,535)	$ (1,353)	$ 699	$ (4,189)	$ (4,969)	$ (1,667)	$ 126	$ (6,510)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.10)	$ (0.04)	$ 0.02	$ (0.12)	$ (0.14)	$ (0.05)	$ 0.00	$ (0.18)
Weighted average common shares outstanding – basic	35,406	35,406	35,406	35,406	35,653	35,653	35,653	35,653
Weighted average common shares outstanding – diluted	35,406	35,406	35,406	35,406	35,653	35,653	35,653	35,653

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Operations for the nine months ended September 30, 2022 and 2023:

	Nine Months Ended September 30, 2022 (As restated)				Nine Months Ended September 30, 2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Revenues:								
Products	$ 43,231	$ -	$ 318	$ 43,549	$ 36,563	$ -	$ 262	$ 36,825
Services	58,812	-	3	58,815	62,521	-	(159)	62,362
Total revenues	102,043	-	321	102,364	99,084	-	103	99,187
Cost of revenues:								
Cost of products	33,152	-	(126)	33,026	26,394	-	-	26,394
Cost of services	21,081	-	59	21,140	22,923	-	171	23,094
	54,233	-	(67)	54,166	49,317	-	171	49,488
Gross profit	47,810	-	388	48,198	49,767	-	(68)	49,699
Operating expenses:								
Selling, general and administrative expenses	47,393	-	327	47,720	51,763	-	154	51,917
Research and development expenses	6,965	-	(362)	6,603	6,285	-	84	6,369
Total operating expenses	54,358	-	(35)	54,323	58,048	-	238	58,286
Loss from operations	(6,548)	-	423	(6,125)	(8,281)	-	(306)	(8,587)
Interest income	48	-		48	69	-		69
Interest expense, net	1,262	-	-	1,262	(464)	-	-	(464)
Bargain purchase - Movingdots	-	-	-	-	7,517	-		7,517
Other (expense) income, net	1	-	108	109	(22)	-	-	(22)
Net loss before income taxes	(5,237)	-	531	(4,706)	(1,181)	-	(306)	(1,487)
Income tax (expense) benefit	(107)	-	(666)	(773)	(698)	-	17	(681)
Net loss before non-controlling interest	(5,344)	-	(135)	(5,479)	(1,879)	-	(289)	(2,168)
Non-controlling interest	(3)	-	-	(3)	(3)	-	-	(3)
Net loss	(5,347)	-	(135)	(5,482)	(1,882)	-	(289)	(2,171)
Accretion of preferred stock	(504)	(3,801)	-	(4,305)	(503)	(4,758)	-	(5,261)
Preferred stock dividends	(3,143)	-	-	(3,143)	(3,364)	-	-	(3,364)
Net loss attributable to common stockholders	$ (8,994)	$ (3,801)	$ (135)	$ (12,930)	$ (5,749)	$ (4,758)	$ (289)	$ (10,796)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.25)	$ (0.11)	$ (0.00)	$ (0.37)	$ (0.16)	$ (0.13)	$ (0.01)	$ (0.30)
Weighted average common shares outstanding – basic	35,375	35,375	35,375	35,375	35,602	35,602	35,602	35,602
Weighted average common shares outstanding – diluted	35,375	35,375	35,375	35,375	35,602	35,602	35,602	35,602

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2022 and 2023, respectively:

| | Three Months Ended March 31, | | | | | | | |
| | 2022 (As restated) | | | | 2023 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (4,124)	$ (1,183)	$ (545)	$ (5,852)	$ 3,494	$ (1,487)	$ (124)	$ 1,883
Foreign currency translation adjustment (As Restated)	158	-	-	158	112	-	-	112
Total other comprehensive income (loss)	158	-	-	158	112	-	-	112
Comprehensive loss	$ (3,966)	$ (1,183)	$ (545)	$ (5,694)	$ 3,606	$ (1,487)	$ (124)	$ 1,995

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Comprehensive Loss for the three months ended June 30, 2022 and 2023, respectively:

| | Three Months Ended June 30, | | | | | | | |
| | 2022 (As restated) | | | | 2023 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (1,334)	$ (1,264)	$ (289)	$ (2,887)	$ (4,274)	$ (1,604)	$ (292)	$ (6,170)
Foreign currency translation adjustment (As restated)	(1,723)	-	-	(1,723)	100	-	-	100
Total other comprehensive income (loss)	(1,723)	-	-	(1,723)	100	-	-	100
Comprehensive loss	$ (3,057)	$ (1,264)	$ (289)	$ (4,610)	$ (4,174)	$ (1,604)	$ (292)	$ (6,070)

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Comprehensive Loss for the six months ended June 30, 2022 and 2023, respectively:

| | Six Months Ended June 30, | | | | | | | |
| | 2022 (As restated) | | | | 2023 (As restated) | | | |
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (5,458)	$ (2,447)	$ (834)	$ (8,739)	$ (780)	$ (3,091)	$ (415)	$ (4,286)
Foreign currency translation adjustment (As restated)	(1,565)	-	-	(1,565)	212	-	-	212
Total other comprehensive income (loss)	(1,565)	-	-	(1,565)	212	-	-	212
Comprehensive loss	$ (7,023)	$ (2,447)	$ (834)	$ (10,304)	$ (568)	$ (3,091)	$ (415)	$ (4,074)

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2022 and 2023, respectively:

	Three Months Ended September 30,							
	2022 (As restated)				2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (3,535)	$ (1,353)	$ 699	$ (4,189)	$ (4,969)	$ (1,667)	$ 126	$ (6,510)
Foreign currency translation adjustment (As restated)..............	16	-	-	16	(906)	-	-	(906)
Total other comprehensive income (loss).............	16	-	-	16	(906)	-	-	(906)
Comprehensive loss ...	$ (3,519)	$ (1,353)	$ 699	$ (4,173)	$ (5,875)	$ (1,667)	$ 126	$ (7,416)

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2022 and 2023, respectively:

	Nine Months Ended September 30,							
	2022 (As restated)				2023 (As restated)			
	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated	As Reported	Redemption Premium Adjustment	Other Adjustments	As Restated
Net loss attributable to common stockholders	$ (8,994)	$ (3,801)	$ (135)	$ (12,930)	$ (5,749)	$ (4,758)	$ (289)	$ (10,796)
Foreign currency translation adjustment (As restated).............	(1,549)	-	-	(1,549)	(694)	-	-	(694)
Total other comprehensive loss ...	(1,549)	-	-	(1,549)	(694)	-	-	(694)
Comprehensive loss ..	$ (10,543)	$ (3,801)	$ (135)	$ (14,479)	$ (6,443)	$ (4,758)	$ (289)	$ (11,490)

The following table presents the as restated balances in the unaudited Consolidated Statements of Changes in Stockholders' Equity for the three-month periods ended March 31, 2022, June 30, 2022, and September 30, 2022:

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interest	Stockholders' Equity
	Number of Shares	Amount						
Balance at December 31, 2021 (As Reported)	37,263 $	373 $	234,083 $	(134,437) $	391 $	(8,299) $	86 $	92,197
Effect of Restatement	-	-	(9,231)	385	-	-	-	(8,846)
Balance at January 1, 2022 (As Restated)	37,263 $	373 $	224,852 $	(134,052) $	391 $	(8,299) $	86 $	83,351
Net loss attributable to common stockholders (As restated)	-	-	(2,379)	(3,473)	-	-	-	(5,852)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	1	1
Foreign currency translation adjustment (As restated)	-	-	-	-	158	-	15	173
Issuance of restricted shares	398	4	(4)	-	-	-	-	-
Forfeiture of restricted shares	(121)	(1)	1	-	-	-	-	-
Vesting of restricted stock units	30	-	-	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(181)	-	(181)
Stock based compensation (As restated)	-	-	775	-	-	-	-	775
Balance at March 31, 2022 (As Restated)	37,570 $	376 $	223,245 $	(137,525) $	549 $	(8,480) $	102 $	78,267
Net loss attributable to common stockholders (As restated)	-	-	(2,480)	(407)	-	-	-	(2,887)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	1	1
Foreign currency translation adjustment (As restated)	-	-	-	-	(1,723)	-	(18)	(1,741)
Forfeiture of restricted shares	(24)	(1)	1	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(5)	-	(5)
Stock based compensation (As restated)	-	-	1,312	-	-	-	-	1,312
Balance at June 30, 2022 (As Restated)	37,546 $	375 $	222,078 $	(137,932) $	(1,174) $	(8,485) $	85 $	74,947
Net loss attributable to common stockholders (As restated)	-	-	(2,589)	(1,602)	-	-	-	(4,191)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	1	1
Foreign currency translation adjustment	-	-	-	-	16	-	(18)	(2)
Issuance of restricted shares	78	1	(1)	-	-	-	-	-
Forfeiture of restricted shares	(40)	-	-	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(7)	-	(7)
Stock based compensation	-	-	1,070	-	-	-	-	1,070
Balance at September 30, 2022 (As Restated)	37,584 $	376 $	220,558 $	(139,534) $	(1,158) $	(8,492) $	68 $	71,818

The following table presents the total quarterly net impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statements of Changes in Stockholders' Equity for the three-month periods ended March 31, 2023, June 30, 2023, and September 30, 2023:

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-controlling Interest	Stockholders' Equity
	Number of Shares	Amount						
Balance at January 1, 2023 (As Restated)	37,605	$ 376	$ 219,055	$ (140,806)	$ (1,210)	$ (8,510)	$ 78	$ 68,983
Retained earnings adjustment for adoption of ASU 2016-13	-	-	-	200	-	-	-	200
Net (loss) income attributable to common stockholders (As restated)	-	-	(2,761)	4,645	-	-	-	1,884
Net loss attributable to non-controlling interest	-	-	-	-	-	-	(3)	(3)
Foreign currency translation adjustment	-	-	-	-	112	-	(9)	103
Issuance of restricted shares	75	-	-	-	-	-	-	-
Forfeiture of restricted shares	(59)	-	-	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(44)	-	(44)
Stock based compensation	-	-	832	-	-	-	-	832
Warrant issuance in connection with acquisition	-	-	1,347	-	-	-	-	1,347
Balance at March 31, 2023 (As Restated)	37,621	$ 376	$ 218,473	$ (135,961)	$ (1,098)	$ (8,554)	$ 66	$ 73,302
Net loss attributable to common stockholders (As restated)	-	-	(2,902)	(3,269)	-	-	-	(6,171)
Net income attributable to non-controlling interest	-	-	-	-	-	-	6	6
Foreign currency translation adjustment	-	-	-	-	100	-	(9)	91
Issuance of restricted shares	162	1	(1)	-	-	-	-	-
Forfeiture of restricted shares	(82)	-	-	-	-	-	-	-
Exercise of stock options	16	-	36	-	-	-	-	36
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(4)	-	(4)
Stock based compensation	-	-	852	-	-	-	-	852
Balance at June 30, 2023 (As Restated)	37,717	$ 377	$ 216,458	$ (139,230)	$ (998)	$ (8,558)	$ 63	$ 68,112
Net loss attributable to common stockholders (As restated)	-	-	(2,962)	(3,548)	-	-	-	(6,510)
Net loss attributable to non-controlling interest	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	(906)	-	-	(906)
Issuance of restricted shares	982	10	(10)	-	-	-	-	-
Forfeiture of restricted shares	-	-	-	-	-	-	-	-
Exercise of stock options	-	-	-	-	-	-	-	-
Shares withheld pursuant to vesting of restricted stock	-	-	-	-	-	(90)	-	(90)
Stock based compensation	-	-	1,101	-	-	-	-	1,101
Balance at September 30, 2023 (As Restated)	38,699	$ 387	$ 214,587	$ (142,778)	$ (1,904)	$ (8,648)	$ 63	$ 61,707

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2023:

	Three Months Ended March 31,					
	2022 (As restated)			2023 (As restated)		
	As Reported	Other Adjustments	As Restated	As Reported	Other Adjustments	As Restated
Cash flows from operating activities						
Net (loss) income	$ (2,928)	$ (545)	$ (3,473)	$ 4,769	$ (124)	$ 4,645
Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities:						
Non-controlling interest	1	-	1	(3)	-	(3)
Gain on bargain purchase	-	-	-	(7,234)	-	(7,234)
Inventory reserve	53	-	53	2	-	2
Stock based compensation expense	457	317	774	832	-	832
Depreciation and amortization	2,089	-	2,089	2,233	57	2,290
Right-of-use assets, non-cash lease expense	658	-	658	658	-	658
Bad debt expense	252	-	252	228	200	428
Deferred income taxes	(703)	662	(41)	377	(5)	372
Other non-cash items	556	-	556	46	-	46
Changes in:		-			-	
Accounts receivable	(533)	369	(164)	815	9	824
Inventory	(1,929)	-	(1,929)	(237)	-	(237)
Prepaid expenses and other assets	(1,337)	(149)	(1,486)	189	(274)	(85)
Deferred costs	372	359	731	239		239
Deferred revenue	689	(426)	263	(91)	88	(3)
Accounts payable and accrued expenses	809	-	809	(374)	49	(325)
Lease liabilities	(631)	-	(631)	(694)	-	(694)
Net cash (used in) provided by operating activities	(2,125)	587	(1,538)	1,755	-	1,755
Cash flows from investing activities:						
Acquisitions, net of cash assumed	-	-	-	8,722	-	8,722
Purchase of investments	-	-	-	(100)	-	(100)
Capitalized software development costs	-	-	-	(680)	-	(680)
Capital expenditures	(610)	(492)	(1,102)	(1,100)	-	(1,100)
Net cash (used in) provided by investing activities	(610)	(492)	(1,102)	6,842	-	6,842
Cash flows from financing activities:						
Repayment of long-term debt	(1,497)	-	(1,497)	(1,329)	-	(1,329)
Short-term bank debt, net	-	-	-	(1)	-	(1)
Purchase of treasury stock upon vesting of restricted stock	(181)	-	(181)	(44)	-	(44)
Net cash used in by financing activities	(1,678)	-	(1,678)	(1,374)	-	(1,374)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,480)	(95)	(1,575)	(123)	-	(123)
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,893)	-	(5,893)	7,100	-	7,100
Cash, cash equivalents and restricted cash - beginning of period	26,760	-	26,760	17,989	-	17,989

Cash, cash equivalents and restricted cash - end of period	$ 20,867	$ -	$ 20,867	$ 25,089	$ -	$ 25,089
Reconciliation of cash, cash equivalents, and restricted cash, beginning of period						
Cash and cash equivalents	26,452	-	26,452	17,680	-	17,680
Restricted cash	308	-	308	309	-	309
Cash, cash equivalents, and restricted cash, beginning of period	$ 26,760	$ -	$ 26,760	$ 17,989	$ -	$ 17,989
Reconciliation of cash, cash equivalents, and restricted cash, end of period						
Cash and cash equivalents	20,559	-	20,559	24,780	-	24,780
Restricted cash	308	-	308	309	-	309
Cash, cash equivalents, and restricted cash, end of period	$ 20,867	$ -	$ 20,867	$ 25,089	$ -	$ 25,089
Supplemental disclosure of cash flow information:						
Cash paid for:						
Taxes	3	-	3	5	-	5
Interest	326	-	326	383	-	383
Noncash investing and financing activities:						
Value of warrant issued in connection with Movingdots acquisition	$ -	$ -	$ -	$ 1,347	$ -	$ 1,347

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2023:

| | Six Months Ended June 30, | | | | | |
| | 2022 (As restated) | | | 2023 (As restated) | | |
Cash flows from operating activities	**As Reported**	**Other Adjustments**	**As Restated**	**As Reported**	**Other Adjustments**	**As Restated**
Net loss (income)	$ (3,046)	$ (834)	$ (3,880)	$ 1,792	$ (415)	$ 1,377
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:						
Non-controlling interest	2	-	2	3	-	3
Gain on bargain purchase	-	-	-	(7,517)	-	(7,517)
Inventory reserve	119	-	119	375	-	375
Stock based compensation expense	2,086	-	2,086	1,684	-	1,684
Depreciation and amortization	4,133	-	4,133	4,498	114	4,612
Right-of-use assets, non-cash lease expense	1,382	-	1,382	1,318	-	1,318
Bad debt expense	(364)		(364)	826	200	1,026
Deferred income taxes	(663)	1,113	450	398	(50)	348
Other non-cash items	604	-	604	73	-	73
Changes in:						
Accounts receivable	(2,911)	428	(2,483)	(37)	193	156
Inventory	(5,410)	-	(5,410)	152	-	152
Prepaid expenses and other assets	(412)	61	(351)	500	(241)	259
Deferred costs	696	359	1,055	424	-	424
Deferred revenue	533	(523)	10	(53)	108	55
Accounts payable and accrued expenses	1,856	-	1,856	(1,840)	49	(1,791)
Lease liabilities	(1,335)	-	(1,335)	(1,344)	-	(1,344)
Accrued severance payable, net	30	-	30	88	-	88
Net cash (used in) provided by operating activities	(2,700)	604	(2,096)	1,340	(42)	1,298
Cash flows from investing activities:						
Acquisitions, net of cash assumed	-	-	-	8,722	-	8,722
Purchase of investments	-	-	-	(100)	-	(100)
Capitalized software development costs	-	-	-	(1,677)	-	(1,677)
Capital expenditures	(2,013)	(492)	(2,505)	(2,108)	42	(2,066)
Net cash (used in) provided by investing activities	(2,013)	(492)	(2,505)	4,837	42	4,879
Cash flows from financing activities:						
Repayment of long-term debt	(2,897)	-	(2,897)	(2,658)	-	(2,658)
Short-term bank debt, net	2,330	-	2,330	2,736	-	2,736
Purchase of treasury stock upon vesting of restricted stock	(186)	-	(186)	(48)	-	(48)
Payment of preferred stock dividend	-	-	-	(1,128)	-	(1,128)
Proceeds from exercise of stock options	-	-	-	36	-	36
Net cash used in financing activities	(753)	-	(753)	(1,062)	-	(1,062)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,282)	(112)	(3,394)	(1,066)	-	(1,066)
Net (decrease) increase in cash, cash equivalents and restricted cash	(8,748)	-	(8,748)	4,049	-	4,049
Cash, cash equivalents and restricted cash - beginning of period	26,760	-	26,760	17,989	-	17,989

Cash, cash equivalents and restricted cash - end of period	$ 18,012	$ -	$ 18,012	$ 22,038	$ -	$ 22,038
Reconciliation of cash, cash equivalents, and restricted cash, beginning of period						
Cash and cash equivalents	26,452	-	26,452	17,680	-	17,680
Restricted cash	308	-	308	309	-	309
Cash, cash equivalents, and restricted cash, beginning of period	$ 26,760	$ -	$ 26,760	$ 17,989	$ -	$ 17,989
Reconciliation of cash, cash equivalents, and restricted cash, end of period						
Cash and cash equivalents	17,703	-	17,703	21,729	-	21,729
Restricted cash	309	-	309	309	-	309
Cash, cash equivalents, and restricted cash, end of period	$ 18,012	$ -	$ 18,012	$ 22,038	$ -	$ 22,038
Supplemental disclosure of cash flow information:						
Cash paid for:						
Taxes	48	-	48	106	-	106
Interest	639	-	639	621	-	621
Noncash investing and financing activities:						
Value of warrant issued in connection with Movingdots acquisition	$ -	$ -	$ -	$ 1,347	$ -	$ 1,347

The following table presents the impact of the financial statement adjustments on the Company's previously reported unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2023:

	Nine Months Ended September 30,					
	2022 (As Restated)			2023 (As Restated)		
Cash flows from operating activities	As Reported	Other Adjustments	As Restated	As Reported	Other Adjustments	As Restated
Net loss	$ (5,347)	$ (135)	$ (5,482)	$ (1,882)	$ (289)	$ (2,171)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:						
Non-controlling interest	3	-	3	3	-	3
Gain on bargain purchase	-	-	-	(7,517)	-	(7,517)
Inventory reserve	177	-	177	619	-	619
Stock based compensation expense	3,156	-	3,156	2,785	-	2,785
Depreciation and amortization	6,152	-	6,152	6,926	171	7,097
Right-of-use assets, non-cash lease expense	2,071	-	2,071	1,900	-	1,900
Bad debt expense	102	-	102	1,161	200	1,361
Deferred income taxes	107	666	773	674	(17)	657
Other non-cash items	660	-	660	172	-	172
Changes in:						
Accounts receivable	(3,025)	386	(2,639)	(3,006)	(36)	(3,042)
Inventory	(5,544)	-	(5,544)	(2,260)	-	(2,260)
Prepaid expenses and other assets	(761)	(164)	(925)	235	(269)	(34)
Deferred costs	986	359	1,345	571		571
Deferred revenue	(197)	(523)	(720)	113	106	219
Accounts payable and accrued expenses	1,717	12	1,729	1,124	49	1,173
Lease liabilities	(2,034)	-	(2,034)	(1,941)	-	(1,941)
Accrued severance payable, net	63	-	63	91	-	91
Net cash used in operating activities	(1,714)	601	(1,113)	(232)	(85)	(317)
Cash flows from investing activities:						
Acquisitions, net of cash assumed	-	-	-	8,722	-	8,722
Purchase of investments	-	-	-	(100)	-	(100)
Capitalized software development costs	-	-	-	(2,727)	-	(2,727)
Capital expenditures	(4,001)	(492)	(4,493)	(2,626)	85	(2,541)
Net cash (used in) provided by investing activities	(4,001)	(492)	(4,493)	3,269	85	3,354
Cash flows from financing activities:						
Repayment of long-term debt	(4,279)	-	(4,279)	(3,985)	-	(3,985)
Short-term bank debt, net	3,949	-	3,949	4,995	-	4,995
Purchase of treasury stock upon vesting of restricted stock	(193)	-	(193)	(138)	-	(138)
Payment of preferred stock dividend	-	-	-	(2,257)	-	(2,257)
Proceeds from exercise of stock options	-	-	-	36	-	36
Net cash used in financing activities	(523)	-	(523)	(1,349)	-	(1,349)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,510)	(109)	(3,619)	(70)	-	(70)
Net (decrease) increase in cash, cash equivalents and restricted cash	(9,748)	-	(9,748)	1,618	-	1,618
Cash, cash equivalents and restricted cash - beginning of period	26,760	-	26,760	17,989	-	17,989

Cash, cash equivalents and restricted cash - end of period	$ 17,012	$ -	$ 17,012	$ 19,607	$ -	$ 19,607
Reconciliation of cash, cash equivalents, and restricted cash, beginning of period						
Cash and cash equivalents	26,452	-	26,452	17,680	-	17,680
Restricted cash	308	-	308	309	-	309
Cash, cash equivalents, and restricted cash, beginning of period	$ 26,760	$ -	$ 26,760	$ 17,989	$ -	$ 17,989
Reconciliation of cash, cash equivalents, and restricted cash, end of period						
Cash and cash equivalents	16,703	-	16,703	19,297	-	19,297
Restricted cash	309	-	309	310	-	310
Cash, cash equivalents, and restricted cash, end of period	$ 17,012	$ -	$ 17,012	$ 19,607	$ -	$ 19,607
Supplemental disclosure of cash flow information:						
Cash paid for:						
Taxes	52	-	52	120	-	120
Interest	945	-	945	921	-	921
Noncash investing and financing activities:						
Value of warrant issued in connection with Movingdots acquisition	$ -	$ -	$ -	$ 1,347	$ -	$ 1,347

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[A] Principles of consolidation:

The consolidated financial statements include the accounts of Powerfleet, Inc. and its subsidiaries (which, as noted above, are collectively referred to herein as the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

[B] Use of estimates:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company continually evaluates estimates used in the preparation of the financial statements for reasonableness. The most significant estimates relate to realization of deferred tax assets, accounting for uncertain tax positions, the impairment of intangible assets, including goodwill, capitalized software development costs, market-based stock-based compensation costs, and assumptions used in business combinations. Actual results could differ from those estimates.

As of December 31, 2023, the impact of global uncertainties continues to unfold. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

[C] Cash and cash equivalents:

The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents unless they are legally or contractually restricted. The Company's cash and cash equivalent balances exceed Federal Deposit Insurance Corporation ("FDIC") and other local jurisdictional limits. Restricted cash at December 31, 2022 and 2023 consists of cash held in escrow for purchases from a vendor.

[D] Accounts receivable and allowance for credit losses:

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for credit losses against its accounts receivable for potential losses.

The Company's receivables were evaluated to determine an appropriate allowance for credit losses. For trade receivables, the Company's historical collections were analyzed by the number of days past due to determine the uncollectible rate in each range of days past due and considerations of any changes expected in the future. The estimate of the allowance for credit losses is charged to the allowance for credit losses based on the age of receivables multiplied by the historical uncollectible rate for the range of days past due or earlier if the account is deemed uncollectible for other reasons. Recoveries of amounts previously charged as uncollectible are credited to the allowance for credit losses.

Accounts receivable is net of an allowance for credit losses in the amount of $2,567 and $2,797 in 2022 and 2023, respectively. The Company does not have any off-balance sheet credit exposure related to its customers.

An analysis of the allowance for credit losses for the period ended December 31, 2023 is as follows:

Allowance for credit losses, December 31, 2022	$ 2,567
Adjustment for adoption of ASU 2016-13	(200)
Current period provision for expected credit losses	1,767
Write-offs charged against the allowance	(1,473)
Foreign currency translation	136
Allowance for credit losses, December 31, 2023	$ 2,797

During the year ended December 31, 2023, the change in the allowance for credit losses was due to the change in the age of trade receivables, offset by write-offs of bad debts.

[E] Revenue recognition:

The Company and its subsidiaries generate revenue from sales of systems and products and from customer SaaS and hosting infrastructure fees. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Sales, value add, and other taxes the Company collects concurrently with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The expected costs associated with the Company's base warranties continue to be recognized as an expense when the products are sold (see Note 13).

Revenue is recognized when performance obligations under the terms of a contract with the customer are satisfied. Product sales are recognized at a point in time when title transfers, when the products are shipped, or when control of the system is transferred to the customer, which usually is upon delivery of the system and when contractual performance obligations have been satisfied. For products which are not distinct to the customer separate from the SaaS services provided, the Company considers both hardware and SaaS services a bundled performance obligation. Under the applicable accounting guidance, all of the Company's billings for future services are deferred and classified as a current and long-term liability. The deferred revenue is recognized over the service contract life, ranging from one to five years, beginning at the time that a customer acknowledges acceptance of the equipment and service. Payment terms are generally 30 days after invoice date.

The Company recognizes revenue for remotely hosted SaaS agreements and post-contract maintenance and support agreements beyond our standard warranties over the life of the contract. Revenue is recognized ratably over the service periods and the cost of providing these services is expensed as incurred. Amounts invoiced to customers which are not recognized as revenue are classified as deferred revenue and classified as short-term or long-term based upon the terms of future services to be delivered. Deferred revenue also includes prepayment of extended maintenance, hosting and support contracts.

The Company earns other service revenues from installation services, training and technical support services which are short-term in nature and revenue for these services is recognized at the time of performance when the service is provided.

The Company also derives revenue from leasing arrangements. Such arrangements provide for monthly payments covering product or system sale, maintenance, support and interest. These arrangements meet the criteria to be accounted for as operating or sales-type leases. Accordingly, for sales-type leases an asset is established for the "sales-type lease receivable" at the present value of the expected lease payments and revenue is deferred and recognized over the service contract, as described above. Maintenance revenues and interest income are recognized monthly over the lease term.

The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. The Company generally determines standalone selling prices based on observable prices charged to customers. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of its transactions, the customer demographic, price lists, its go-to-market strategy and historical and current sales and contract prices. As the Company's go-to-market strategies evolve, it may modify its pricing practices in the future, which could result in changes to SSP.

In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include pricing practices or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of those products and services by customer size.

The Company recognizes an asset for the incremental costs of obtaining the contract arising from the sales commissions to employees because the Company expects to recover those costs through future fees from the customers. The Company amortizes the asset over one to five years because the asset relates to the services transferred to the customer during the contract term of one to five years.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

[F] Deferred costs:

Deferred product costs consist of Powerfleet for Logistics equipment costs deferred in accordance with our revenue recognition policy. The Company evaluates the realizability of the carrying amount of the deferred contract costs. To the extent the carrying value of the deferred contract costs exceeds the contract revenue, an impairment loss will be recognized.

[G] Inventory:

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the "moving average" cost method or the first-in first-out ("FIFO") method. Inventory consists of components, work in process and finished products.

Inventory valuation reserves are established in order to report inventories at the lower of cost or net realizable value in the consolidated balance sheet. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for obsolete and slow-moving inventory are estimated based on assumptions of future sales forecasts, product life cycle expectations, the impact of new product introductions, production requirements, and specific identification of items, such as product discontinuance or engineering/material changes and by comparing the inventory levels to historical usage rates.

[H] Fixed assets and depreciation:

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. The following table provides the range of estimated useful lives used for each asset type:

	Useful Life (years)
Computer software	3 - 5
Installed products	3 - 5
Computers and electronic equipment	3 - 10
Furniture and fixtures	5 - 7
Leasehold improvements	Shorter of useful life or lease term

[I] Long-lived assets:

Long-lived assets, which includes definite lived intangible assets and fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

[J] Goodwill and intangibles:

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade name, patents, customer relationships, software to be sold or leased, and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company operates in one operating segment which is its only reporting unit. The Company tests its goodwill for impairment annually, which is the first day of the Company's fourth quarter or when an indicator of impairment exists, by comparing the fair value of the reporting unit to its carrying value.

In the evaluation of goodwill for impairment, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. By eliminating "Step 2" from the goodwill impairment test, the quantitative analysis of goodwill will result in an impairment loss for the amount that the carrying value of the reporting unit exceeds its fair value which is limited to the total amount of goodwill allocated to the reporting unit.

The Company performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach and a discounted cash flow method, as a form of the income approach. The market approach includes the use of comparative revenue and adjusted EBITDA multiples to complement discounted cash flow results. The discounted cash flow method is based on the present value of the projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represented our estimate of the WACC, or expected return, that a marketplace participant would have required as of the valuation date. The application of our goodwill impairment test required key assumptions underlying our valuation model.

The discounted cash flow analysis factored in assumptions on discount rates and terminal growth rates to reflect risk profiles, as well as revenue and cost growth relative to history and market trends and expectations. The market multiples approach incorporated judgment involved in the selection of comparable public company multiples and benchmarks. The selection of companies and multiples was influenced by differences in growth and profitability, and volatility in market prices of peer companies. These valuation inputs are inherently judgmental, and an adverse change in one or a combination of these inputs could trigger a goodwill impairment loss in the future. In connection with the Company's goodwill impairment testing as of October 1, 2023, the estimated fair value exceeded its carrying value by approximately 6%.

For the years ended December 31, 2021, 2022 and 2023, the Company did not incur an impairment charge.

[K] Product warranties:

The Company typically provides a 1 – 5-year warranty on its products. Estimated future warranty costs are accrued in the period that the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.

[L] Research and development:

Research and development costs are charged to expense as incurred and consists primarily of salaries and related expenses, supplies and contractor costs. Research and development costs were $11,429 (as restated), $8,472 (as restated), and $8,380 in 2021, 2022 and 2023, respectively.

[M] Patent costs:

Costs incurred in connection with acquiring patent rights are charged to expense as incurred.

[N] Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and trade payables.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

For the years ended December 31, 2023, 2022, and 2021, there were no customers who generated revenues greater than 10% of the Company's consolidated total revenues or generated greater than 10% of the Company's consolidated accounts receivable.

[O] Benefit plan:

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. All employees with U.S. source income are eligible to participate in the plan immediately upon employment. The Company did not make any contributions to the plan during the year ended December 31, 2021. In 2022 and 2023, the Company contributed $285 and $379, respectively, to the plan.

[P] Severance pay:

The liability of the Company's subsidiaries in Israel for severance pay is calculated pursuant to Israel's Severance Pay Law 5273-1963 (the "Severance Law") based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Some of the Company's employees are subject to Section 14 of the Severance Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

[Q] Stock-based compensation:

The Company accounts for stock-based employee compensation for all share-based payments, including grants of stock options and restricted stock, as an operating expense based on their fair values on the grant date. The Company recorded stock-based compensation expense of $4,416, $4,343, and $3,908 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company estimates the fair value of share-based option awards on the grant date using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's consolidated statement of operations. The Company estimates forfeitures at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeitures. Estimated forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

[R] Income taxes:

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. The Company applies the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date of the applicable accounting guidance, which resulted in no unrecognized tax benefits as of such date. Additionally, there have been no unrecognized tax benefits subsequent to adoption. The Company has opted to classify interest and penalties that would accrue according to the provisions of relevant tax law as selling, general, and administrative expenses and incomes taxes, respectively, in the consolidated statement of operations. For the years ended December 31, 2021, 2022 and 2023, interest and penalties were immaterial. The Company elected to account for the U.S. tax on its Global Intangible Low-Taxed Income ("GILTI") from its foreign subsidiaries as a period cost and, therefore included GILTI expense in its effective tax rate calculation.

[S] Fair value of financial instruments:

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's estimates of market participant assumptions

The Company's cash and cash equivalents and investments in securities are carried at fair value. The carrying value of financing receivables approximates fair value due to the interest rate implicit in the instruments approximating current market rates. The carrying value of accounts receivables, accounts payable and accrued liabilities and short-term bank debt approximates their fair values due to the short period to maturity of these instruments. The fair value of the Company's debt is based on observable relevant market information and future cash flows discounted at current rates, which are Level 2 measurements.

| | December 31, 2023 | |
	Carrying Amount	Fair Value
Debt	$ 21,091	$ 20,919

[T] Advertising and marketing expense:

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense for the years ended December 31, 2021, 2022 and 2023 amounted to $1,185, $1,130 (as restated), and $2,300, respectively.

[U] Foreign currency:

The Company's reporting currency is the U.S dollar ("USD"). For businesses where the majority of the revenues are generated in USD or linked to the USD and a substantial portion of the costs are incurred in USD, the Company's management believes that the USD is the primary currency of the economic environment and thus their functional currency. Due to the fact that Argentina has been determined to be highly inflationary, the financial statements of our subsidiary in Argentina have been remeasured as if its functional currency was the USD. The Company also has foreign operations where the functional currency is the local currency. For these operations, assets and liabilities are translated using the end-of-period exchange rates and revenues, expenses and cash flows are translated using average rates of exchange for the period. Equity is translated at the rate of exchange at the date of the equity transaction. Translation adjustments are recognized in stockholders' equity as a component of accumulated other comprehensive income (loss). Net translation gains (losses) from the translation of foreign currency are $(8), $(1,601) and $594 at December 31, 2021, 2022 and 2023, respectively, which are included in comprehensive loss in the Consolidated Statement of Changes in Stockholders' Equity.

Foreign currency transaction gains and losses related to operational expenses denominated in a currency other than the functional currency are included in determining net income or loss. Foreign currency transaction gains (losses) for the years ended December 31, 2021, 2022 and 2023 of $(128), $(847), and $277, respectively, are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Foreign currency transaction gains (losses) related to long-term debt of $810, $2,689 and $591, for the years ended December 31, 2021, 2022 and 2023, respectively, are included in interest expense in the Consolidated Statement of Operations.

[V] Commitments and contingencies:

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

[W] Recently issued accounting pronouncements:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires additional operating segment disclosures in annual and interim consolidated financial statements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024 on a retrospective basis, with early adoption permitted. The Company is evaluating the effect of adopting ASU 2023-07.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a retrospective or prospective basis. The Company is evaluating the effect of adopting ASU 2023-09.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments," which amends the guidance on measuring credit losses on financial assets held at amortized cost. The amendment is intended to address the issue that the previous "incurred loss" methodology was restrictive for an entity's ability to record credit losses based on not yet meeting the "probable" threshold. The new language will require these assets to be valued at amortized cost presented at the net amount expected to be collected with a valuation provision. This updated standard is effective for fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2016-13 on January 1, 2023. The adoption of the standard did not result in a material impact on the consolidated financial statements.

[X] Business Combinations

In accordance with ASC 805, Business Combinations (ASC 805), the Company recognizes the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent that it identifies adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the consolidated statements of operations.

[Y] Segment Information:

The Company has a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company derives its revenue from the sale of systems and products and from customer SaaS and hosting infrastructure fees (see Note 17 – Segment Information).

NOTE 4 – ACQUISITION

On March 6, 2023, the Company entered into a share purchase and transfer agreement (the "Movingdots Agreement") with Swiss Re Reinsurance Holding Company Ltd ("Swiss Re"), pursuant to which the Company would acquire all of the outstanding shares of Movingdots GmbH ("Movingdots"), a wholly owned subsidiary of Swiss Re, for consideration consisting of €1 and the issuance by the Company of a ten-year warrant to purchase 800,000 shares of the Company's common stock at an exercise price of $7.00 per share (the "Swiss Re Warrants") with fair value of approximately $1,347 at March 31, 2023 and noncash consideration in the form of a nonexclusive irrevocable, perpetual, fully paid-up, royalty free license agreement between Movingdots and Swiss Re for certain of the acquired intellectual property (the "Movingdots Acquisition"). The Movingdots Acquisition was consummated on March 31, 2023 (the "Movingdots Closing").

As a result of the Movingdots Acquisition, Movingdots, a German company providing insurance telematics and sustainable mobility solutions, became a direct, wholly owned subsidiary of Powerfleet. Movingdots' end-to-end telematics app solution will enhance Powerfleet's software-as-a-service ("SaaS")-based fleet intelligence platform, Unity, with additional customization capabilities and insurance risk insights. Movingdots' expertise in safety and sustainability aligns with Unity's focus on data-powered applications. The Movingdots Acquisition also strengthens Powerfleet's global reach, particularly in Europe. Revenue and net loss of Movingdots since the Movingdots Closing included in the consolidated income statement was $523 and $(3,808), respectively.

As part of the Movingdots Agreement Swiss Re was also obligated to (i) transfer certain intellectual property rights from Swiss Re to Movingdots, (ii) enter into a distribution agreement pursuant to which Swiss Re is allowed to promote the Movingdots solutions, and (iii) grant a license agreement between Swiss Re's affiliates and Movingdots.

The Swiss Re Warrants were valued using the Black-Scholes Model using the following assumptions at the date of issuance:

Expected volatility	50%
Expected term (in years)	10
Risk free interest rate	3.50%
Dividend yield	0%
Fair value per share	$ 1.68

Purchase Price Allocation

The Movingdots Acquisition met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, Business Combinations ("ASC 805"), with the Company identified as the legal and the accounting acquirer. The Company recognized approximately $500 of acquisition-related costs which were expensed in the consolidated statement of operations for the year ended December 31, 2023.

The following table details the allocation of the purchase price to the assets acquired and liabilities assumed in connection with the acquisition of Movingdots:

Consideration:		
Cash	$	-
Fair value of Powerfleet warrants on March 31, 2023		1,347
Total consideration	$	1,347
Assets acquired:		
Cash	$	8,722
Accounts receivable		247
Prepaid expenses		103
Other assets		270
Inventory		96
Fixed assets		1,889
Total assets acquired		11,327
Liabilities assumed:		
Accounts payable and accrued expenses		946
Total liabilities assumed		946
Total identifiable net assets acquired		10,381
Gain on bargain purchase		(9,034)
Purchase price consideration	$	1,347

The fair value estimates of the assets acquired and liabilities assumed, including fixed assets and accounts payable and accrued expenses, were subject to adjustments through the initial measurement period. As of December 31, 2023, the measurement period was complete and an adjustment of approximately $1,500 was recorded to increase the fixed assets above for valuation of intellectual property, internal use software, and adjustments of an approximate $300 increase in net assets acquired related primarily to reductions in accounts payable and accrued expenses. Adjustments resulted in an increase to the gain on bargain purchase. Determining the fair values of the assets and liabilities of Movingdots required certain assumptions and judgment.

The intellectual property was valued using the replacement method. Since this asset does not directly generate revenue (i.e., it is intended to support other revenue-generating assets and its utility is premised on avoided operating costs), the fair value analysis considers the costs that would be incurred to recreate the intellectual property in the event that the intellectual property did not exist (or the agreement to license the intellectual property did not exist). The replacement cost method utilized assumptions on the length of time expected to be incurred to recreate the intellectual property, the amount and cost of labor plus a 30% obsolescence factor, and 20% estimated developers profit.

All other assets and liabilities acquired, as detailed in the allocation chart above, were valued at fair value based on their short-term nature.

Consistent with the requirements of ASC 805, the Company assessed whether all assets acquired and liabilities assumed have been appropriately identified, measured and recognized, and performed re-measurements to verify that the consideration paid, assets acquired and liabilities assumed have been properly valued. After applying the requirements of ASC 805-30-25-4, the Company recognized a gain on bargain purchase as the estimated fair value of the identifiable net assets acquired exceeded the purchase consideration transferred by approximately $9,034. Management believes that the recognized gain on bargain purchase represents the best estimates of the economic effect of the Movingdots Acquisition based on all information that was available and existed as of the dates the financial statements were issued.

The gain on bargain purchase primarily resulted from Swiss Re's motivation to divest its investment in Movingdots and its telematics business, which was deemed a non-core business of Swiss Re on a go-forward basis. The sale of Movingdots was not subject to a competitive bidding process. Under the Movingdots Agreement, Swiss Re also agreed to make a cash injection into Movingdots prior to the Movingdots Closing in a form of additional paid in capital to ensure Movingdots had available cash in the amount of €8,000 to be used to ensure the liquidity of Movingdots and for broader combined business activities.

If the Company makes an on-sale transfer of any shares of Movingdots that were acquired in connection with the Movingdots Acquisition at any time between the signing date of the Movingdots Agreement and through 12 months after the Movingdots Closing, to any third-party purchaser (an "on-sale transfer"), for an amount that is in excess of the purchase price consideration transferred, then the Company shall pay Swiss Re an amount in cash ("on sale compensation") equal to (i) €8,000, plus (ii) the difference between such on-sale transfer price less the purchase price net of the net present value of the Swiss Re Warrants. The Company does not currently intend to enter into an on-sale transfer.

Management views that the insurance telematics and sustainability are important spaces for the Company to have propositions to enable future strategic value, supporting the more evolved, IOT data-rich mass subscription space. The acquisition of Movingdots and its business will, among other things:

- open strategic relationships with some key customers such as Mercedes, BMW and Vodafone;

- provide greater go-to-market opportunity to the Company with the European beachhead for future regional expansion, customer acquisition tool to upsell the Company's portfolio into German and European markets, and maintain a distribution channel and partnership with Swiss Re; and

- provide the Company with access to a team with technical skillsets across application development and management, cloud platform development, user experience/user interface design development and technical product management;

The following table represents the unaudited combined pro forma revenue and earnings for the annual periods ended December 31, 2022 and 2023:

| | Year Ended December 31, 2022 | |
	Historical (as restated)	Pro forma combined (unaudited)
Revenues	$ 135,912	$ 143,522
Operating loss	$ (6,971)	$ (7,465)
Net loss per share – basic and diluted	$ (0.48)	$ (0.49)

| | Year Ended December 31, 2023 | |
	Historical	Pro forma combined (unaudited)
Revenues	$ 133,736	$ 136,258
Operating loss	$ (12,557)	$ (12,547)
Net loss per share – basic and diluted	$ (0.49)	$ (0.48)

The unaudited combined pro forma revenue and earnings for the annual periods ended December 31, 2022 and 2023 were prepared as though the Movingdots Acquisition had occurred as of January 1, 2022. This summary is not necessarily indicative of what the results of operations would have been had the Movingdots Acquisition occurred as of such date, nor does it purport to represent results of operations for any future periods.

NOTE 5 – REVENUE RECOGNITION

The following table presents the Company's revenues disaggregated by revenue source for the years ended December 31, 2021, 2022 and 2023.

| | Year Ended December 31, | | |
	2021 (as restated)	2022 (as restated)	2023
Products	$ 52,902	$ 56,945	$ 49,741
Services	73,058	78,967	83,995
	$ 125,960	$ 135,912	$ 133,736

The balances of contract assets and contract liabilities from contracts with customers are as follows as of December 31, 2022 and 2023 are as follows:

| | Year Ended December 31, | |
	2022 (as restated)	2023
Assets:		
Deferred contract cost	$ 2,740	$ 2,581
Deferred cost	$ 762	$ 83
Liabilities:		
Deferred revenue – services (1)..	$ 9,869	$ 10,511
Deferred revenue – products (1)..	938	111
	10,807	10,622
Less: Deferred revenue – current portion	(6,376)	(5,666)
Deferred revenue – long term..	$ 4,431	$ 4,956

(1) The Company records deferred revenues when cash payments are received or due in advance of the Company's performance. For the years ended December 31, 2022 and 2023, the Company recognized revenue of $5,929 (as restated) and $6,046, respectively, that was included in the deferred revenue balance at the beginning of each reporting period. The Company expects to recognize as revenue through year 2028, when it transfers those goods and services and, therefore, satisfies its performance obligation to the customers.

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2022 (as restated)	December 31, 2023
Sales-type lease receivables, current...	$ 1,083	$ 1,104
Prepaid expenses..	3,952	3,900
Contract assets	1,131	1,164
Other current assets..	1,370	1,400
	$ 7,536	$ 7,568

NOTE 7 – INVENTORY

Inventory, which primarily consists of finished goods and components used in the Company's products, is stated at the lower of cost or net realizable value using the "moving average" cost method or the first-in first-out (FIFO) method. Inventory is shown net of a valuation reserve of $453 at December 31, 2022 and $524 at December 31, 2023.

Inventories consist of the following:

	December 31, 2022	December 31, 2023
Components	$ 12,443	$ 10,272
Work in process	462	31
Finished goods, net	9,367	12,299
	$ 22,272	$ 22,602

NOTE 8 – FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and amortization, and are summarized as follows:

	December 31, 2022	December 31, 2023
Installed products	$ 8,586	$ 10,765
Computer software	7,195	10,650
Computer and electronic equipment	5,658	6,275
Furniture and fixtures	2,041	2,422
Leasehold improvements	1,415	1,417
	24,895	31,529
Accumulated depreciation and amortization	(15,646)	(19,146)
	$ 9,249	$ 12,383

Depreciation and amortization expense for the years ended December 31, 2021, 2022 and 2023 was $3,399, $3,183, and $3,876, respectively. This includes amortization of costs associated with computer software for the years ended December 31, 2021, 2022 and 2023 of $426, $179, and $605, respectively.

NOTE 9 – INTANGIBLE ASSETS AND GOODWILL

Beginning in 2022, the Company began to capitalize software costs for software to be sold, marketed, or leased to customers. Costs incurred internally in researching and developing software products are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The amortization of these costs will be included in cost of revenue over the estimated life of the products.

The following table summarizes identifiable intangible assets of the Company as of December 31, 2023 and 2022:

December 31, 2023	Useful Lives (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:				
Customer relationships	9-12	$ 19,264	$ (7,606)	$ 11,658
Trademark and tradename	3-15	7,553	(3,682)	3,871
Patents	7-11	628	(441)	187
Technology	7	10,911	(10,784)	127
Software to be sold or leased	3-6	4,602	(535)	4,067
		42,958	(23,048)	19,910
Unamortized:				
Customer list		104		104
Trademark and tradename		61	-	61
		165	-	165
Total		$ 43,123	$ (23,048)	$ 20,075

December 31, 2022	Useful Lives (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized:				
Customer relationships	9-12	$ 20,031	$ (6,830)	$ 13,201
Trademark and tradename	3-15	7,589	(2,990)	4,599
Patents..	7-11	628	(351)	277
Technology	7	10,667	(7,866)	2,801
Software to be sold or leased	3-6	1,865	-	1,865
		40,780	(18,037)	22,743
Unamortized:				
Customer list.....................................		104	-	104
Trademark and tradename		61	-	61
		165	-	165
Total...		$ 40,945	$ (18,037)	$ 22,908

At December 31, 2023, the weighted-average amortization period for the intangible assets was 8.6 years. At December 31, 2023, the weighted-average amortization periods for customer relationships, trademarks and trade names, patents, technology, and capitalized software to be sold or leased were 11.9, 9.6, 7.0, 4.3, and 3.0 years, respectively.

Amortization expense for the years ended December 31, 2021, 2022 and 2023 was $5,154, $5,079, and $5,569, respectively. Estimated future amortization expense for each of the five succeeding fiscal years for these intangible assets is as follows:

Year Ending December 31,	
2024	$ 4,156
2025	4,029
2026	3,412
2027	2,232
2028	2,023
Thereafter..	4,058
	$ 19,910

Global uncertainties continue to adversely impact the broader global economy and have caused significant volatility in financial markets. If there is a lack of recovery or further global softening in certain markets, or a sustained decline in the value of the Company's common stock, the Company may conclude that indicators of impairment exist and would then be required to calculate whether or not an impairment exists for its goodwill, other intangibles, and long-lived assets, the results of which could result in material impairment charges. The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. The Company monitors changing business conditions as well as industry and economic factors, among others, for events which could trigger the need for an interim impairment analysis.

The Company performed a quantitative impairment analysis at October 1, 2023 using a market-based and income-based quantitative assessment utilizing a combination of the (i) the guideline public company method applying revenue multiples of similar companies and, (ii) the discounted cash flow method, respectively. The fair value determination used in the impairment assessment requires estimates of the fair values based present value or other valuation techniques or a combination thereof, necessitating subjective judgments and assumptions by management. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. The Company concluded that no impairment relating to goodwill existed at December 31, 2023.

As of December 31, 2022 and 2023, the Company determined that no impairment existed to the goodwill, customer list and trademark and trade name of its acquired intangible assets. There have been no changes in the carrying amount of goodwill from January 1, 2023 to December 31, 2023.

NOTE 10 – STOCK-BASED COMPENSATION

The Company's stockholders have approved the Company's 2018 Incentive Plan (as amended the "2018 Plan") pursuant to which the Company may grant stock options, restricted stock and other equity-based awards with respect to up to an aggregate of 7,500 shares of the Company's common stock with a vesting period of approximately four to five years. There were 2,158 shares available for future issuance under the 2018 Plan as of December 31, 2023.

The 2018 Plan is administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine, among other things, the term during which an option may be exercised (not more than 10 years), the exercise price of an option and the vesting provisions.

The Company recognizes all employee share-based payments in the statement of operations as an operating expense, based on their fair values on the applicable grant date.

During the first fiscal quarter of 2022, the Company granted options to purchase 5,960 shares of the Company's common stock to certain senior managers, including the Company's executive officers, consisting of options to purchase 895 shares of common stock with time-based vesting conditions and options to purchase 5,065 shares of common stock with performance-based vesting conditions (which we refer to as "market-based stock options"). The market-based stock options have an exercise price that range from $2.85 to $21.00. The market-based stock options will vest and become exercisable if the volume weighted average price of the Company's common stock during a consecutive 60-day trading period (the "60 Day VWAP") ranges between $10.50 and $21.00. The Company valued the market-based stock option awards using a Monte Carlo simulation model using a daily price forecast over ten years until expiration utilizing Geometric Brownian Motion that considers a variety of factors including, but not limited to, the Company's common stock price, risk-free rate (1.7%), and expected stock price volatility (51.7%) over the expected life of awards (10 years). The weighted average fair value of market-based stock options granted during the period was $1.60.

During the year ended December 31, 2023, the Company granted options to purchase 1,335 shares of the Company's common stock to certain senior managers, including the Company's executive officers, consisting of options to purchase 470 shares of common stock with time-based vesting conditions and options to purchase 865 shares of common stock with performance-based vesting conditions (which we refer to as "market-based stock options"). The market-based stock options will vest and become exercisable if the volume weighted average price of the Company's common stock during a consecutive 60-day trading period (the "60 Day VWAP") reaches $12.00. The Company valued the market-based stock option awards using a Monte Carlo simulation model using a daily price forecast over ten years until expiration utilizing Geometric Brownian Motion that considers a variety of factors including, but not limited to, the Company's common stock price, risk-free rate (3.7%), and expected stock price volatility (50%) over the expected life of awards (5.1 years). The weighted average fair value of market-based stock options granted during the year was $1.56.

During the year ended December 31, 2023, the Company granted 1,247 shares of restricted stock to certain senior managers, including the Company's executive officers, which vest in four equal installments over a four-year period, provided that the executive is employed by the Company on each scheduled vesting date. These grants included (i) a grant of 900 shares of restricted stock to Steve Towe, the Company's Chief Executive Officer, which vests over four equal installments over a four-year period, provided that the Mr. Towe is employed by the Company on each scheduled vesting date, and (ii) grants of 82 shares of restricted stock to certain members of the board of directors, which vest in full on the first anniversary of the date of grant, provided that the director is a director of the Company on such date.

[A] Stock options:

A summary of the status of the Company's stock options, relating to the Company's market-based stock options that were granted to certain senior managers, including the Company's executive officers, as of December 31, 2021, 2022 and 2023 and changes during the years then ended, is presented below:

	2021		2022		2023	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	-	$ -	-		$ 5,065	$ 14.14
Granted	-	$ -	5,065	$ 14.14	865	$ 3.09
Exercised	-	$ -	-	$ -	-	$ -
Forfeited or expired	-	$ -	-	$ (485)	$ 2.87
		$		$		$
Outstanding at end of year	-	$ -	5,065	$ 14.14	5,445	$ 13.39
		$		$		$
Exercisable at end of year	-	$ -	-	$ -	-	$ -

The following table summarizes information about stock options relating to the market-based stock options that were granted to certain senior managers, including the Company's executive officers, at December 31, 2023.

	Options Outstanding			Options Exercisable	
Exercise Prices ($)	Number Outstanding	Weighted - Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding	Weighted - Average Exercise Price
$2.98 - $7.48	1,320	8.87	$ 3.18	-	$ -
$7.49 - $11.98	875	8.01	$ 10.50	-	$ -
$11.99 - $16.48	1,250	8.01	$ 14.00	-	$ -
$16.49 - $21.00	2,000	8.01	$ 21.00	-	$ -
	5,445	8.22	$ 13.38	-	$ -

A summary of the status of the Company's stock options, excluding the market-based stock options that were granted to certain senior managers, including the Company's executive officers, as of December 31, 2021, 2022 and 2023 and changes during the years then ended, is presented below:

	2021		2022		2023	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,624	$ 5.85	3,470	$ 5.91	2,727	$ 5.29
Granted	120	$ 7.77	895	$ 4.08	470	$ 3.09
Exercised	(156)	$ 5.60	-	$ -	(16)	$ 2.33
Forfeited or expired	(118)	$ 6.34	(1,638)	$ 5.95	(989)	$ 5.40
Outstanding at end of year	3,470	$ 5.91	2,727	$ 5.29	2,192	$ 4.79
Exercisable at end of year	1,546	$ 5.67	1,247	$ 5.79	1,189	$ 5.54

| Exercise Prices ($) | Options Outstanding | | | Options Exercisable | |
	Number Outstanding	Weighted - Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding	Weighted - Average Exercise Price
$2.98 - $4.23	696	8.82	$ 3.18	104	$ 3.26
$4.24 - $5.48	568	7.55	$ 4.83	188	$ 4.87
$5.49 - $6.73	895	5.08	$ 5.90	880	$ 5.90
$6.74- $7.96	33	6.58	$ 7.80	17	$ 7.80
	2,192	6.93	$ 4.79	1,189	$ 5.54

| | As of December 31, 2023 | |
	Aggregate Intrinsic Value	Weighted - Average Remaining Contractual Life in Years
Options outstanding	$ -	6.92
Options exercisable...	$ -	5.60

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following weighted-average assumptions:

| | Year Ended December 31, | | |
	2021	2022	2023
Expected volatility	50.2%	49.4%	55.6%
Expected life of options (years)	6.5	6.5	6.1
Risk free interest rate	0.69%	1.73%	3.87%
Dividend yield	0%	0%	0%
Weighted-average fair value of options granted during the year ...	$ 3.81	$ 2.04	$ 1.66

Expected volatility is based on historical volatility of the Company's common stock and the expected life of options is based on historical data with respect to employee exercise periods.

For the years ended December 31, 2021, 2022 and 2023, the Company recorded $1,684, $2,943, and $2,712, respectively, of stock-based compensation expense in connection with the stock option grants.

The fair value of options vested during the years ended December 31, 2021, 2022 and 2023 was $1,201, $869, and $931, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was $483, $0, and $9, respectively.

As of December 31, 2023, there was $1,342 of total unrecognized compensation costs related to non-vested options granted under the Company's stock option plans excluding the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 2.41 years.

As of December 31, 2023, there was $4,655 of total unrecognized compensation costs related to non-vested options granted under the Company's stock option plans for the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 3.13 years.

The Company estimates forfeitures at the time of valuation and reduces expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

[B] Restricted Stock Awards:

The Company grants restricted stock to employees, whereby the employees are contractually restricted from transferring the shares until they are vested. The stock is unvested at the time of grant and, upon vesting, there are no legal restrictions on the stock. The fair value of each share is based on the Company's closing stock price on the date of the grant. A summary of the non-vested shares for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Number of Non-Vested Shares	Weighted-Average Grant Date Fair Value
Non-vested, January 1, 2021	806	5.54
Granted	450	7.63
Vested	(537)	5.35
Forfeited or expired	(90)	6.51
Non-vested, December 31, 2021	629	7.06
Granted	492	3.72
Vested	(229)	6.99
Forfeited or expired	(186)	7.08
Non-vested, December 31, 2022	706	4.75
Granted	1,247	2.41
Vested	(297)	4.24
Forfeited or expired	(152)	5.32
Non-vested, December 31, 2023	1,504	2.86

For the years ended December 31, 2021, 2022 and 2023, the Company recorded $2,529, $1,347, and $1,196, respectively, of stock-based compensation expense in connection with the restricted stock grants. As of December 31, 2023, there was $3,349 of total unrecognized compensation cost related to non-vested shares. That cost is expected to be recognized over a weighted-average period of 3.03 years.

[C] Restricted Stock Units:

The Company also grants restricted stock units ("RSUs") to employees. The following table summarizes the activity relating to the Company's RSUs for the years ended December 31, 2021, 2022 and 2023:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Restricted stock-units, non-vested, January 1, 2021	75	5.60
Vested	(35)	5.60
Forfeited or expired	(4)	5.60
Restricted stock-units, non-vested, December 31, 2021	36	5.60
Vested	(36)	5.60
Forfeited or expired	-	-
Restricted stock-units, non-vested, December 31, 2022	-	-
Vested	-	-
Forfeited or expired	-	-
Restricted stock-units, non-vested, December 31, 2023	-	-

For the years ended December 31, 2021, 2022 and 2023 the Company recorded $203, $53, and $0, respectively, of stock-based compensation expense in connection with the RSUs. As of December 31, 2023, there was $-0- of total unrecognized compensation cost related to non-vested RSUs.

NOTE 11 - NET LOSS PER SHARE

	December 31,		
	2021 (As restated)	2022 (As restated)	2023
Basic and diluted loss per share			
Net loss attributable to common stockholders	$ (22,068)	$ (16,891)	$ (17,307)
Weighted-average common share outstanding - basic and diluted	34,571	35,393	35,628
Net loss attributable to common stockholders - basic and diluted	$ (0.64)	$ (0.48)	$ (0.49)

Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding options and the proceeds thereof were used to purchase outstanding common shares. Dilutive potential common shares include outstanding stock options, warrants and restricted stock and performance share awards. We include participating securities (unvested share-based payment awards and equivalents that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of EPS pursuant to the two-class method. Our participating securities consist solely of preferred stock, which have contractual participation rights equivalent to those of stockholders of unrestricted common stock. The two-class method of computing earnings per share is an allocation method that calculates earnings per share for common stock and participating securities. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. For the years ended December 31, 2021, 2022 and 2023, the basic and diluted weighted-average shares outstanding are the same, since the effect from the potential exercise of outstanding stock options, conversion of preferred stock and vesting of restricted stock and restricted stock units totaling 11,628, 16,571 and 18,164, respectively, would have been anti-dilutive due to the loss.

NOTE 12 – SHORT-TERM BANK DEBT AND LONG-TERM DEBT

	December 31, 2022	December 31, 2023
Short-term bank debt	$ 5,709	$ 10,030
Current maturities of long-term debt	$ 4,603	$ 11,061
Long-term debt - less current maturities	$ 11,403	$ -

Debt

In connection with the Pointer Merger, Powerfleet Israel incurred NIS denominated debt in term loan borrowings on the October 3, 2019 under the Prior Credit Agreement, pursuant to which Hapoalim agreed to provide Powerfleet Israel with two senior secured term loan facilities in an initial aggregate principal amount of $30,000 (comprised of two facilities in the aggregate principal amount of $20,000 and $10,000, respectively (the "Prior Term A Facility" and "Prior Term B Facility", respectively, and collectively, the "Prior Term Facilities")) and a five-year revolving credit facility (the "Prior Revolving Facility") to Pointer denominated in NIS in an initial aggregate principal amount of $10,000 (collectively, the "Prior Credit Facilities"). As of December 31, 2023, the Company borrowed NIS 4,915 or $1,355, under the Prior Revolving Facility. The available balance at December 31, 2023 was approximately $4,800.

The Prior Credit Facilities were scheduled to mature on October 3, 2024. The indicative interest rate provided for the Prior Term Facilities in the Prior Credit Agreement was approximately 4.73% for the Prior Term A Facility and 5.89% for the Prior Term B Facility. The interest rate for the Prior Revolving Facility was, with respect to NIS-denominated loans, Hapoalim's prime rate + 2.5%, and with respect to US dollar-denominated loans, LIBOR + 4.6% (amended to SOFR + 2.15%). The interest rate at December 31, 2023 was 7.53%. In addition, the Company agreed to pay a 1% commitment fee on the unutilized and uncancelled availability under the Prior Revolving Facility. The Prior Credit Facilities were secured by the shares held by Powerfleet Israel in Pointer and by Pointer over all of its assets. The Prior Credit Agreement included customary representations, warranties, affirmative covenants, negative covenants (including the following financial covenants, tested quarterly: Pointer's net debt to EBITDA; Pointer's net debt to working capital; minimum equity of Powerfleet Israel; Powerfleet Israel equity to total assets; Powerfleet Israel net debt to EBITDA; and Pointer EBITDA to current payments and events of default.

On August 23, 2021, Powerfleet Israel and Pointer (the "Borrowers") entered into an amendment (the "Amendment"), effective as of August 1, 2021, to the Prior Credit Agreement with Hapoalim. The Amendment memorialized the agreements between the Borrowers and Hapoalim regarding a reduction in the interest rates of the two Prior Term Facilities. Pursuant to the Amendment, commencing as of November 12, 2020, the interest rate with respect to the Prior Term A Facility was reduced to a fixed rate of 3.65% per annum and the interest rate with respect to the Prior Term B Facility was reduced to a fixed rate of 4.5% per annum. The Amendment also provided, among other things, for (i) a reduction in the credit allocation fee on undrawn and uncancelled amounts of the Prior Revolving Facility from 1% to 0.5% per annum, (ii) removal of the requirement that Powerfleet Israel maintain $3,000 on deposit in a separate reserve fund, and (iii) modifications to certain of the affirmative and negative covenants, including a financial covenant regarding the ratio of the Borrowers' debt levels to Pointer's EBITDA. The Company was in compliance with the covenants as of December 31, 2023.

In connection with the Prior Credit Facilities, the Company incurred debt issuance costs of $742. For the years ended December 31, 2021, 2022, and 2023, the Company recorded $290, $215, and $133, respectively, of amortization of the debt issuance costs. The Company recorded charges of $1,078, $824, and $572 to interest expense on its consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023 related to interest expense associated with the Prior Credit Facilities.

On October 31, 2022, the Borrowers entered into a third amendment to the Prior Credit Agreement (the "Third Amendment") with Hapoalim. The Third Amendment provided for, among other things, an additional revolving credit facility to Pointer denominated in NIS in an initial aggregate principal amount of $10 million (the "Second Revolver"). The Second Revolver was available for a period of one month, commencing on October 31, 2022, and continued to be available for successive one-month periods until the Company's entry into the A&R Credit Agreement. As of December 31, 2023, the Company borrowed NIS 31,464, or $8,675, under the Second Revolver. The interest rate at December 31, 2023 was 7.97%. The available balance at December 31, 2023 was $1,325.

See Note 20 (Subsequent Events) for additional information regarding the debt of the Company, including the A&R Credit Agreement and the Facilities Agreement.

NOTE 13 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2022 (As restated)	December 31, 2023
Accounts payable	$ 14,702	$ 19,235
Accrued warranty	745	965
Accrued compensation	7,153	6,721
Government authorities	1,992	2,796
Other current liabilities	805	579
	$ 25,397	$ 30,296

The Company's products are warranted against defects in materials and workmanship for a period of 1-8 years from the date of acceptance of the product by the customer. The customers may purchase an extended warranty providing coverage up to a maximum of 60 months. A provision for estimated future warranty costs is recorded for expected or historical warranty matters related to equipment shipped and is included in accounts payable and accrued expenses in the Consolidated Balance Sheets as of December 31, 2022 and 2023.

The following table summarizes warranty activity during the years ended December 31, 2022 and 2023:

	Year Ended December 31,	
	2022	2023
Accrued warranty reserve, beginning of year	$ 1,333	$ 2,054
Accrual for product warranties issued	1,103	1,238
Product replacements and other warranty expenditures	(481)	(503)
Expiration of warranties	99	(136)
Accrued warranty reserve, end of year (a)	$ 2,054	$ 2,653

(a) Includes accrued warranty included in other long-term liabilities at December 31, 2022 and 2023 of $1,309 (as restated) and $1,688, respectively.

NOTE 14 - LEASES

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for office space and office equipment. The Company's leases have remaining lease terms of one year to 10 years, some of which include options to extend the lease term for up to five years.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The operating lease ROU asset also includes any lease payments made in advance of lease commencement and excludes lease incentives. The lease terms used in the calculations of the operating ROU assets and operating lease liabilities include options to extend or terminate the lease when the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has lease agreements with lease and non-lease components, which are generally not accounted for separately.

The Company has lease agreements which are classified as short-term in nature. These leases meet the criteria for operating lease classification. Lease costs associated with the short-term leases are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

Components of lease expense are as follows:

| | Year Ended December 31, | |
	2022	2023
Short term lease cost:	$ 443	$ 453

Supplemental cash flow information and non-cash activity related to the Company's operating leases are as follows:

| | Year Ended December 31, | |
	2022	2023
Non-cash activity:		
Right-of-use assets obtained in exchange for lease obligations	$ 1,450	$ 1,198

Weighted-average remaining lease term and discount rate for the Company's operating leases are as follows:

	December 31, 2023
Weighted-average remaining lease term (in years)	2.73
Weighted-average discount rate	5.86%

Scheduled maturities of operating lease liabilities outstanding as of December 31, 2023 are as follows:

Year ending December 31,	
2024	$ 2,463
2025	2,170
2026	1,012
2027	377
2028	316
Thereafter	654
Total lease payments	6,992
Less: Imputed interest	(581)
Present value of lease liabilities	$ 6,411

NOTE 15 – CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

[A] Public Offering:

On February 1, 2021 the Company closed an underwritten public offering of 4,428 shares of common stock (which included the full exercise of the underwriters' over-allotment option) for gross proceeds of approximately $28,800, before deducting the underwriting discounts and commissions and other offering expenses.

[B] Convertible Redeemable Preferred Stock:

The Company is authorized to issue 150 shares of preferred stock, par value $0.01 per share of which 100 shares are designated Series A Preferred Stock and 50 shares are undesignated.

Series A Preferred Stock

In connection with the completion of the Pointer Merger, on October 3, 2019, the Company issued 50 shares of Series A Preferred Stock to ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P and ABRY Investment Partnership, L.P. (the "Investors"). For the years ended December 31, 2022 and December 31, 2023, the Company issued 4 and 1 additional shares of Series A Preferred Stock.

	Number of Shares	Amount (As Restated)
Balance at January 1, 2021	55	$ 56,703
Dividend paid in kind shares issued	-	-
Accretion of preferred stock	-	5,191
Balance at December 31, 2021	55	$ 61,894
Dividend paid in kind shares issued	4	4,231
Accretion of preferred stock	-	5,906
Balance at December 31, 2022	59	$ 72,031
Dividend paid in kind shares issued	1	1,107
Accretion of preferred stock	-	7,139
Balance at December 31, 2023	60	$ 80,277

Liquidation

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the original issuance price of $1,000.00 per share, subject to certain adjustments (the "Series A Issue Price"), plus all accrued and unpaid dividends thereon (except in the case of a deemed liquidation event, then 150% of such amount) and (ii) the amount such holder would have received if the Series A Preferred Stock had converted into common stock immediately prior to such liquidation. As of December 31, 2023, the Series A Preferred Stock had a liquidation preference of $30,091 calculated in accordance with clause (i) above.

Dividends

Holders of Series A Preferred Stock are entitled to receive cumulative dividends at a minimum rate of 7.5% per annum (calculated on the basis of the Series A Issue Price), quarterly in arrears. The dividends are payable at the Company's election, in kind, through the issuance of additional shares of Series A Preferred Stock, or in cash, provided no dividend payment failure has occurred and is continuing and that there has not previously occurred two or more dividend payment failures. Commencing on the 66-month anniversary of the date on which any shares of Series A Preferred Stock are first issued (the "Original Issuance Date"), and on each monthly anniversary thereafter, the dividend rate will increase by 100 basis points, until the dividend rate reaches 17.5% per annum, subject to the Company's right to defer the increase for up to three consecutive months on terms set forth in the Company's Amended and Restated Certificate of Incorporation (the "Charter"). The following table summarizes the dividend paid activity for the years ended December 31, 2021, 2022, and 2023:

	Dividends paid in cash		Dividends paid in shares		Total	
Year Ended December 31, 2021	$	4,112	$	-	$	4,112
Year Ended December 31, 2022	$	-	$	4,231	$	4,231
Year Ended December 31, 2023	$	3,385	$	1,108	$	4,493

As of December 31, 2022 and December 31, 2023, dividends in arrears were $-0- and $-0- respectively.

Voting; Consent Rights

The holders of Series A Preferred Stock will be given notice by the Company of any meeting of stockholders or action to be taken by written consent in lieu of a meeting of stockholders as to which the holders of common stock are given notice at the same time as provided in, and in accordance with, the Company's Amended and Restated Bylaws. Except as required by applicable law or as otherwise specifically set forth in the Charter, the holders of Series A Preferred Stock are not entitled to vote on any matter presented to the Company's stockholders unless and until any holder of Series A Preferred Stock provides written notification to the Company that such holder is electing, on behalf of all holders of Series A Preferred Stock, to activate their voting rights and in doing so rendering the Series A Preferred Stock voting capital stock of the Company (such notice, a "Series A Voting Activation Notice"). From and after the delivery of a Series A Voting Activation Notice, all holders of the Series A Preferred Stock will be entitled to vote with the holders of common stock as a single class on an as-converted basis (provided, however, that any holder of Series A Preferred Stock shall not be entitled to cast votes for the number of shares of common stock issuable upon conversion of such shares of Series A Preferred Stock held by such holder that exceeds the quotient of (1) the aggregate Series A Issue Price for such shares of Series A Preferred Stock divided by (2) $5.57 (subject to adjustment for stock splits, stock dividends, combinations, reclassifications and similar events, as applicable)). So long as shares of Series A Preferred Stock are outstanding and convertible into shares of common stock that represent at least 10% of the voting power of the common stock, or the Investors or their affiliates continue to hold at least 33% of the aggregate amount of Series A Preferred Stock issued to the Investors on the Original Issuance Date, the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be necessary for the Company to, among other things, (i) liquidate the Company or any operating subsidiary or effect any deemed liquidation event (as such term is defined in the Charter), except for a deemed liquidation event in which the holders of Series A Preferred Stock receive an amount in cash not less than the Redemption Price (as defined below), (ii) amend the Company's organizational documents in a manner that adversely affects the Series A Preferred Stock, (iii) issue any securities that are senior to, or equal in priority with, the Series A Preferred Stock or issue additional shares of Series A Preferred Stock to any person other than the Investors or their affiliates, (iv) incur indebtedness above the agreed-upon threshold, (v) change the size of the Company's board of directors to a number other than seven, or (vi) enter into certain affiliated arrangements or transactions.

Redemption

At any time, each holder of Series A Preferred Stock may elect to convert each share of such holder's then-outstanding Series A Preferred Stock into the number of shares of the Company's common stock equal to the quotient of (x) the Series A Issue Price, plus any accrued and unpaid dividends, divided by (y) the Series A Conversion Price in effect at the time of conversion. The Series A Conversion Price is initially equal to $7.319, subject to certain adjustments as set forth in the Charter.

At any time after the third anniversary of the Original Issuance Date, subject to certain conditions, the Company may redeem the Series A Preferred Stock for an amount per share, equal to the greater of (i) the product of (x) 1.5 multiplied by (y) the sum of the Series A Issue Price, plus all accrued and unpaid dividends and (ii) the product of (x) the number of shares of common stock issuable upon conversion of such Series A Preferred Stock multiplied by (y) the volume weighted average price of the common stock during the 30 consecutive trading day period ending on the trading date immediately prior to the date of such redemption notice or, if calculated in connection with a deemed liquidation event, the value ascribed to a share of common stock in such deemed liquidation event (the "Redemption Price").

Further, at any time (i) after the 66-month anniversary of the Original Issuance Date, (ii) following delivery of a mandatory conversion notice by us, or (iii) upon a deemed liquidation event, subject to Delaware law governing distributions to stockholders, the holders of the Series A Preferred Stock may elect to require us to redeem all or any portion of the outstanding shares of Series A Preferred Stock for an amount per share equal to the Redemption Price. The Company classifies its Series A Preferred Stock outside of stockholders' equity as the redemption of such shares is outside the Company's control. The Company adjusts the carrying values of the Series A Preferred Stock to redemption value to the earliest redemption date using the effective interest rate method.

Concurrently with the closing of the MiX Combination on April 2,2024, the Company redeemed in full all of the outstanding shares of the Series A Preferred Stock (see Note 20, Subsequent Events).

NOTE 16 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net loss and unrealized gains or losses on available-for-sale investments and foreign currency translation gains and losses. Cumulative unrealized gains and losses on available-for-sale investments are reflected as accumulated other comprehensive loss in stockholders' equity on the Company's Consolidated Balance Sheets.

The accumulated balances for each classification of other comprehensive income (loss) are as follows:

	Foreign currency translation adjustment	Unrealized gain (losses) on investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2021	$ 399	$ -	$ 399
Net current period change	(8)	-	(8)
Balance at December 31, 2021	$ 391	$ -	$ 391
Net current period change	(1,601)	-	(1,601)
Balance at December 31, 2022	$ (1,210)	$ -	$ (1,210)
Net current period change	594	-	594
Balance at December 31, 2023	$ (616)	$ -	$ (616)

NOTE 17 – SEGMENT INFORMATION

The Company operates in one reportable segment, wireless IoT asset management. The following table summarizes revenues by geographic region.

	Year Ended December 31,		
	2021 (as restated)	2022 (as restated)	2023
United States	$ 50,772	$ 57,437	$ 59,233
Israel	44,673	44,580	41,689
Other	30,515	33,895	32,814
	$ 125,960	$ 135,912	$ 133,736

	Year Ended December 31,		
	2021	2022	2023
Long lived assets by geographic region:			
United States	$ 1,123	$ 941	$ 1,081
Israel	3,675	3,545	3,923
Other	4,190	4,763	7,379
	$ 8,988	$ 9,249	12,383

NOTE 18 - INCOME TAXES

Loss before income taxes consists of the following:

	Year Ended December 31,		
	2021 (As restated)	2022 (As restated)	2023
U.S. operations	$ (14,996)	$ (10,303)	$ (16,494)
Foreign operations	4,113	4,421	11,443
	$ (10,883)	$ (5,882)	$ (5,051)

The provision for income taxes consists of the following for the years ended December 31:

	2021 (As restated)	2022 (As restated)	2023
Current:			
Federal	$ -	$ -	$ -
State	16	93	68
Foreign	127	69	519
Total current provision	$ 143	$ 162	$ 587
Deferred:			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	1,745	708	2
Total deferred provision	$ 1,745	$ 708	$ 2
Total (benefit) provision for income taxes	$ 1,888	$ 870	$ 589

The difference between income taxes at the statutory federal income tax rate and income taxes reported in the Consolidated Statements of Operations for the years ended December 31 is attributable to the following:

	2021 (As restated)	2022 (As restated)	2023
Income tax benefit at the federal statutory rate	(2,285)	(1,236)	(1,061)
State and local income taxes, net of federal taxes	411	(313)	(298)
(Decrease) increase in valuation allowance	595	(1,105)	1,488
Remeasurement of deferred tax adjustments	1,302	359	4
Permanent differences and other	269	810	678
Foreign rate differential	1,008	(151)	(1,924)
GILTI inclusion	509	2,425	1,586
Other	79	81	57
Acquisition fees	-	-	59
	1,888	870	589

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2023 are presented below:

	December 31, 2022 (As restated)	December 31, 2023
Deferred tax assets:	$	$
Net operating loss carryforwards	27,722	27,643
Capital loss carryforwards	10,670	10,465
Deferred revenue	2,035	2,241
Stock-based compensation	459	302
Federal research and development tax credits	1,058	1,058
Capitalized research	980	1,396
Inventories	324	411
Bad debt reserve	594	724
Deferred lease liability	548	425
Other deductible temporary differences	2,610	2,055
Acquisition costs	-	923
Total gross deferred tax assets	$ 47,000	$ 47,643
Less: valuation allowance	(43,692)	(44,780)
Net deferred tax assets	$ 3,308	$ 2,863
Deferred tax liabilities:	$	$
Intangible amortization	(4,403)	(4,068)
ROU assets	(498)	(382)
Total deferred tax liabilities	$ (4,901)	$ (4,450)
Net deferred tax liabilities	$ (1,593)	$ (1,587)

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows as of December 31:

	2022 (As restated)	2023 (revised)
Balance at the beginning of the year	$ 384	$ 344
Additions based on tax provisions taken related to current year	123	139
Reductions related to expiration of statute of limitations	(163)	(189)
Balance at the end of year	$ 344	$ 294

The unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect any significant changes to its unrecognized tax positions during the next twelve months.

At December 31, 2023, the Company had an aggregate net operating loss carryforward of approximately $78,675 for U.S. federal income tax purposes. At December 31, 2023, the Company had an aggregate net operating loss carryforward of approximately $39,263 for state income tax purposes and a foreign net operating loss carryforwards of approximately $29,020. Substantially all of the net operating loss carryforwards expire from 2024 through 2037 for pre-2018 federal net operating loss carryforwards and from 2024 through 2042 for state purposes. The net operating loss carryforwards may be limited to use in any particular year based on Internal Revenue Code ("IRC") Section 382 related to change of ownership restrictions. Section 382 of the IRC imposes an annual limitation on the utilization of NOL carryforwards based on long-term bond rates and the value of the corporation at the time of a change in ownership as defined by Section 382 of the IRC. In 2019, the Company incurred a change in ownership under Section 382 of the IRC and this change of ownership is not expected to materially impact the Company's ability to utilize its net operating loss carryforward amounts in the future. In addition, future stock issuances may subject the Company to further limitations on the utilization of its net operating loss carryforwards under the same Internal Revenue Code provision.

At December 31, 2023, the Company has New Jersey net operating loss carryforwards ("NJ NOLs") included above in the approximate amount of $8,567 expiring through 2043, which are available to reduce future earnings which would otherwise be subject to state income tax.

The Company is asserting permanent reinvestment of all accumulated undistributed earnings of its foreign subsidiaries as of December 31, 2023 in excess of annual debt service costs requirements.

For the year ended December 31, 2023, the Company's valuation allowance increased to $44,780, compared to $43,692 (as restated) as of December 31, 2022 primarily due to the increase of net operating losses and other timing differences. The Company has provided a valuation allowance against the full amount of its domestic deferred tax assets and the majority of the foreign deferred tax assets. The valuation allowance was established because of the uncertainty of realization of the deferred tax assets due to lack of sufficient history of generating taxable income. Realization is dependent upon generating sufficient taxable income prior to the expiration of the net operating loss carryforwards in future periods. The valuation decreased in 2022 by $1,333 and increased in 2023 by $1,088.

Audits for federal income tax returns are closed for the years through 2019. However, the Internal Revenue Service ("IRS") can audit the NOL's generated during those years in the years that the NOL's are utilized. State income tax returns are generally subject to examination for a period of three to six years after the filing of the respective tax return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. Foreign income tax returns are generally subject to examination based on the tax laws of the respective jurisdictions.

On August 16, 2022, the President of the United States signed into law H.R. 5376, commonly referred to as the Inflation Reduction Act of 2022 (the "IRA"). The IRA is federal legislation designed to raise revenue from, among other things, the imposition of certain corporate tax measures, while authorizing spending on energy and climate change initiatives and subsidizing the Affordable Care Act. The IRA also introduced a 1% excise tax on certain corporate stock buybacks, which would impose a nondeductible 1% excise tax on the fair market value of certain stock that is "repurchased" during the taxable year by a publicly traded U.S. corporation or acquired by certain of its subsidiaries. The passage of the IRA did not have a material impact to the Company nor its calculated AETR as of December 31, 2023.

On August 9, 2022, the President of the United States signed into law H.R. 4346, "The CHIPS and Science Act of 2022." CHIPS is a federal statue providing funding for research and domestic production of semiconductors. Additional funding can be provided through CHIPS to various federal agencies as well as towards climate science research. Tax measures include a 25% advanced investment tax credit for certain investments in semiconductor manufacturing. The passage of the CHIPS and Science Act did not have a material impact to the Company nor its calculated AETR as of December 31, 2023.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Except for normal operating leases, the Company is not currently subject to any material commitments.

[A] Contingencies:

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

In August 2014, Pointer do Brasil Comercial Ltda. ("Pointer Brazil") received a notification of lack of payment of VAT tax (Brazilian ICMS tax) in the amount of $219 plus $1,164 of interest and penalty, totaling $1,383 as of December 31, 2023. The Company is vigorously defending this tax assessment before the administrative court in Brazil, but in light of the administrative and judicial processes in Brazil, it could take up to 14 years before the dispute is finally resolved. In case the administrative court rules against the Company, the Company could claim before the judicial court, an appellate court in Brazil, a substantial reduction of interest charged, potentially reducing the Company's total exposure. The Company's legal counsel is of the opinion that the chance of loss is not probable and for this reason the Company has not made any provision.

In July 2015, Pointer Brazil received a tax deficiency notice alleging that the services provided by Pointer Brazil should be classified as "telecommunication services" and therefore Pointer Brazil should be subject to the state value-added tax. The aggregate amount claimed to be owed under the notice was approximately $13,482 as of December 31, 2023. On August 14, 2018, the lower chamber of the State Tax Administrative Court in São Paulo rendered a decision that was favorable to Pointer Brazil in relation to the ICMS demands, but adverse in regards to the clerical obligation of keeping in good order a set of ICMS books and related tax receipts. The remaining claim after this administrative decision is $226. The state has appealed to the higher chamber of the State Tax Administrative Court. The Company's legal counsel is of the opinion that the chance of loss is not probable and that no material costs will arise in respect to these claims. For this reason, the Company has not made any provision.

On February 24, 2022, Pointer Mexico received a notification for 2015 tax assessment in the amount of $238 regarding the underpayment of VAT and government fees from the Mexican Tax Service ("MTS"). Under the statute and case law, Pointer Mexico was entitled to appeal before the MTS or file a lawsuit before the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). On April 19, 2022, Pointer Mexico filed an appeal for revocation of the assessment. On May 3, 2022, Pointer Mexico filed additional evidence before the MTS. On January 24, 2023, the MTS resolved the administrative revocation appeal, confirming the tax assessment against Pointer Mexico. Against this last resolution, Pointer Mexico is entitled to appeal before the Federal Court of Administrative Justice. The term for the filing of this appeal lapses on March 8, 2023. Based on the current analysis of the facts and case, the Company has recorded a provision of $238.

NOTE 20 – SUBSEQUENT EVENTS

On February 28, 2024, the Company held a special meeting of stockholders during which the stockholders approved, among other things, the issuance of shares of common stock of the Company to shareholders of MiX Telematics pursuant to the Implementation Agreement and an amendment of the Company's amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 75 million to 175 million (the "Charter Amendment"). On March 22, 2024, the Company filed the Charter Amendment with the Secretary of State of the State of Delaware.

On March 7, 2024, the Company entered into the Facilities Agreement with RMB, pursuant to which RMB agreed to provide the Company with two term loan facilities in an aggregate principal amount of $85 million, comprised of two facilities in the aggregate principal amount of $42.5 million and $42.5 million, respectively. The proceeds of the term loan facilities were used by the Company to redeem all the outstanding shares of the Series A Preferred Stock and for general corporate purposes. The Company drew down $85 million in cash under the term loan facilities on March 13, 2024.

On March 18, 2024, the Borrowers entered into the A&R Credit Agreement, which refinanced the facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides for (i) two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30 million (comprised of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively) and (ii) two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (comprised of two revolvers in the aggregate principal amounts of $10 million and $10 million, respectively). Powerfleet Israel drew down $30 million in cash under the term loan facilities on March 18, 2024 and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet. The proceeds of the revolving facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures.

On April 2, 2024, the MiX Combination was consummated, and MiX Telematics became an indirect, wholly owned subsidiary of the Company. Concurrently with the closing of the MiX Combination, the Company used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of credit facilities with Hapoalim to redeem in full for $90.3 million for all of the outstanding shares of the Series A Preferred Stock.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

<u>Evaluation of Disclosure Controls and Procedures</u>

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

As of December 31, 2023, we carried out an evaluation, with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023.

<u>Management's Report on Internal Control Over Financial Reporting</u>

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness, as of December 31, 2023, of our internal control over financial reporting based on the framework in 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that material weaknesses existed as of December 31, 2023 with respect to the following:

- Controls were not designed or operating effectively to ensure that the standalone selling prices (SSP), used to determine the appropriate allocation of revenue in multiple element arrangements, was appropriate. Determining SSP involves management judgment and management did not review timely the analysis of SSP or the underlying data supporting the analysis.
- Controls were not designed or operating effectively to ensure that the costs capitalized for internal use software were appropriate. Specifically, these controls did not provide for adequate review or documentation of the amounts capitalized, the related phase of the project and when projects should begin amortization. Furthermore, controls were not designed or operating effectively to ensure that the costs for software to be sold, leased or marketed were appropriate. Specifically, these controls did not provide for adequate review or documentation of the amounts capitalized, when projects met technological feasibility and when projects should begin amortization.
- Controls were not designed or operating effectively to ensure that the completeness, measurement and valuation of acquired assets and liabilities assumed in connection with the Movingdots acquisition was appropriate. Specifically, these controls did not provide for adequate review or documentation of the amounts recorded and management did not timely review the subsequent adjustments to the provisional amounts recorded or the underlying data supporting the valuation of the acquired intangible.

- Controls were not designed or operating effectively to ensure that the annual measurement and valuation of the Company's reporting unit, prepared in connection with its annual goodwill impairment analysis, was appropriate. Specifically, these controls did not provide for adequate and timely review or documentation of the projected financial information and valuation assumptions used in the annual analysis.
- Controls over the financial statement close process were not designed or operating effectively to ensure the appropriate level of management review, including the appropriate level of precision, adequate evidence of management's review, and the completeness and accuracy of key reports. Furthermore, the primary ERP had ineffective information technology general controls in the area of user access and change management over key information technology ("IT") systems that support the financial reporting processes. As a result, the related U.S. process-level IT dependent controls and application controls were also ineffective.
- Controls were not designed or operating effectively to ensure that the accounting treatment for the measurement and valuation of the convertible redeemable preferred stock were appropriately calculated. Specifically, these controls did not provide for adequate review of the amounts recorded and management did not review timely the subsequent accretion of the preferred shares to the redemption value. This material weakness also existed in prior periods.

As disclosed in the Explanatory Note to this Form 10-K and Note 2 to our consolidated financial statements, we are restating the prior year financial statements for the years ending December 31, 2021 and 2022 and each of the interim periods during fiscal 2022 and 2023 for the accounting for the redemption premium associated with the Series A Preferred Stock. As part of the restatement process, we are also correcting other unrelated immaterial errors that were previously either unrecorded or recorded as out-of-period adjustments.

We are still considering the full extent of the procedures to implement in order to remediate the material weaknesses described above.

As part of the business combination with MiX Telematics, we expect to migrate our central corporate accounting function to MiX Telematics' central corporate accounting function and team. Benefits from this migration will include:

- Implementation of a new ERP system
- Access to a larger and highly qualified team
- Mature internal risk team who are responsible for ensuring systems, process and controls are clearly documented and widely understood and followed throughout the organization

Additionally, our current remediation plan includes:

- Utilizing external resources to support its efforts to rework certain control gaps across the various processes in Israel and the United States with identified deficiencies
- Implementing enhanced documentation associated with management review controls and validation of the completeness and accuracy of key reports in Israel and the United States
- Training of relevant personnel reinforcing existing policies and enhanced policies with regards to the appropriate steps and procedures required to be performed related to the execution and documentation of internal controls

Our independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting which appears in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses identified during the fourth quarter of the year ended December 31, 2023 related to measurement and valuation of acquired assets and liabilities assumed in connection with the Movingdots acquisition, the annual measurement and valuation of the Company's reporting unit, controls over the financial statement close process, specifically that the primary ERP had ineffective IT general controls in the area of user access and change management over key IT systems that support the financial reporting processes, and the measurement and valuation of the convertible redeemable preferred stock, there were no other changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information About Our Directors and Executive Officers

The table below sets forth the names and ages of our directors and executive officers as of May 1, 2024, as well as the position(s) and office(s) with Powerfleet held by those individuals. A summary of the background and experience of each of those individuals is set forth after the table.

Name	Age	Position(s)
DIRECTORS:		
Steve Towe	52	Chief Executive Officer and Director
Michael Brodsky	56	Director and Chairman of the Board of Directors
Ian Jacobs	47	Director
Andrew Martin	51	Director
Michael McConnell	58	Director
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:		
Jonathan Bates	41	Chief Product Officer
Melissa Ingram	38	Chief Corporate Development Officer
Offer Lehmann	51	Chief Operating Officer
Catherine Lewis	49	Chief Customer Officer
Charles Tasker	60	Chief Revenue Officer
David Wilson	56	Chief Financial Officer and Corporate Secretary
Jim Zeitunian	57	Chief Technology Officer

Directors

Steve Towe. Mr. Towe has served as our Chief Executive Officer and a director of Powerfleet since January 2022. Mr. Towe also serves on the board of directors of I.D. Systems and Powerfleet Israel, each of which is our wholly owned subsidiary. Mr. Towe has over 20 years of experience in senior leadership positions for global software companies and previously served as President and Chief Operating Officer of Aptos, Inc., a global leader of unified commerce solutions in the retailer enterprise SaaS market, from 2016 to December 2021. Mr. Towe has vast knowledge of the IoT industry, having served from 2011 to 2016, as the Chief Commercial Officer of Masternaut, a global telematics provider. Before his tenure at Masternaut, Mr. Towe served as Managing Director, from 2006 to 2011, and Director of Group Operations, from 2002 to 2006, of Cybit Ltd, a market consolidating data company, and was a founding member and senior executive of Fleetstar Information Systems, the fleet management subsidiary of the Trafficmaster Group, from 2001 to 2002. Mr. Towe's early career was spent in numerous leadership roles for global retailer WH Smith.

Mr. Towe's qualifications to serve on our board of directors include his years of experience scaling high value, global technology organizations. In addition, Mr. Towe's role as our Chief Executive Officer provides our board of directors with invaluable insight into our management and daily operations.

Michael Brodsky. Mr. Brodsky has served as a director of Powerfleet since June 2014, as Chairman of our board of directors since December 2016 and as a director of Pointer since October 2019. Previously, Mr. Brodsky was the Lead Director of our board of directors from June 2014 until December 2016. Mr. Brodsky is the President of Bosun Asset Management, LLC, an asset management firm and he co-founded and was the Chief Executive Officer of Options Solutions, LLC, a specialized asset manager, until it was acquired by Bosun in October 2023. Mr. Brodsky is the Managing Partner of Vajra Asset Management, LLC, an investment firm. Mr. Brodsky also currently serves on the board of directors of EdgeCortix Inc., a firm specializing in semi-conductor technology, since March 2021. Previously, Mr. Brodsky served on the board of directors of Genesis Land Development Corporation (OTCMKTS: GNLAF), a residential land developer and homebuilder, from 2012 to May 2019, including as Chairman from September 2012 to May 2019, on the board of directors of Determine, Inc. (formerly Nasdaq: DTRM), a provider of contract management, procurement and sourcing software, from October 2010 until its sale in April 2019, including as Chairman from August 2013 to April 2019 and as Chief Executive Officer from August 2013 until December 2013, on the board of directors of Trans World Corporation (formerly OTCQB: TWOC), an owner and operator of hotels and casinos throughout Europe, from September 2013 until its sale in March 2018, including as Chairman from June 2014 to March 2018, and on the board of directors of Spark Networks, Inc. (OTCMKTS: LOVLQ), a collection of niche-oriented community websites, from November 2015 until its sale in November 2017. Mr. Brodsky holds a B.A. degree from Syracuse University, an M.B.A. from the Kellogg School of Management at Northwestern University, and a J.D. from Northwestern University Pritzker School of Law.

Mr. Brodsky possesses extensive business, operating and executive expertise. Among other things, Mr. Brodsky has served as the Chief Executive Officer of several companies and possesses skills in executive management and leadership. We believe Mr. Brodsky's management and leadership skills and experience as a member of the board of directors of various companies enable him to be an effective contributing member of our board of directors.

Ian Jacobs. Mr. Jacobs joined our board of directors upon consummation of the MiX Combination on April 2, 2024. Mr. Jacobs has served as a director of MiX Telematics (formerly NYSE: MIXT) since 2016, including as Chairperson since November 2022. From 1997 to 2002, Mr. Jacobs worked as a research analyst at Schroders, Sidoti & Co. (now SIDOTI & Company) and Goldman Sachs & Co. In 2003, he joined Berkshire Hathaway Inc. where he worked on investment research and other projects under Warren Buffett until 2009. In 2009, Mr. Jacobs left Berkshire Hathaway Inc. to form 402 Capital LLC, a private investment fund, where he has since served as the managing member. Mr. Jacobs earned his undergraduate degree from Yeshiva University and an M.B.A. from Columbia University.

With his extensive experience with, and knowledge of the business and operations of, MiX Telematics and business experience with various investment firms, Mr. Jacobs brings a wealth of managerial and financial expertise to our board. We believe Mr. Jacobs' leadership skills, expertise in finance and investment, and insight into MiX Telematics' business enable him to be an effective contributing member of our board of directors.

Andrew Martin. Mr. Martin joined our board of directors in April 2024. Mr. Martin serves as a Partner and member of the investment research team at Private Capital Management, LLC ("PCM"), an investment firm. Mr. Martin joined PCM in 2013 from the hedge fund unit at H.I.G. Capital, LLC, an alternative investment firm, where he was a senior research analyst focused primarily on industrials, business services and special situation investments. Mr. Martin previously was the Director of Research at Polen Capital Management, LLC, a global asset manager, where he helped develop and direct the firm's research process. Mr. Martin has previously worked at Fine Capital Partners, Sanford C. Bernstein & Co., LLC, and Credit Suisse First Boston, as well as Arthur Andersen LLP, while earning a CPA license. He earned a B.S. degree in Applied Economics and Business Management from Cornell University and an M.B.A. from Columbia University.

With his extensive experience in investment research and serving in leadership roles at multiple investment firms, Mr. Martin brings substantial leadership and financial expertise to our board. We believe Mr. Martin's experience guiding long-term growth and navigating complex market dynamics enables him to be an effective contributing member of our board of directors.

Michael McConnell. Mr. McConnell joined our board of directors upon consummation of the MiX Combination on April 2, 2024. Mr. McConnell currently serves as Chairman of Adacel Technologies Limited, a developer of air traffic management systems and technology, and has served as a member of its board of directors since 2017. He also serves as a member of the board of directors of OneSpan Inc. (Nasdaq: OSPN), a provider of security, identity, e-signature and digital workflow solutions. Mr. McConnell has previously served on the boards of Vonage Holdings Corp. (formerly Nasdaq: VG), a cloud communications provider, from 2019 through its sale in July 2022, SPS Commerce, Inc. (Nasdaq: SPSC), a provider of cloud-based supply chain management services, from 2018 through 2019, Spark Networks, Inc. (OTCMKTS: LOVLQ), a collection of niche-oriented community websites, where he also served as interim Executive Chairman and Chief Executive Officer during 2014, and QuickFee, a provider of online payment and lending solutions. He has also served on numerous other public and private company boards in the United States, Australia, New Zealand and Ireland. Prior to his services as a board member of these public and private companies, Mr. McConnell served as the Managing Director of Shamrock Capital Advisors, a private investment company, for 14 years. Mr. McConnell holds a B.A. degree from Harvard University and an M.B.A. from the University of Virginia Darden School of Business.

Mr. McConnell possesses extensive management, operating, and financial expertise. We believe his more than two decades of experience serving in executive roles and on various public and private company boards in multiple industries enables Mr. McConnell to be an effective contributing member of our board of directors.

Executive Officers

Jonathan Bates. Mr. Bates has served as our Chief Product Officer since April 2024. Prior to joining Powerfleet, Mr. Bates served as the Executive Vice President of Marketing and Managing Director of Europe and Middle East of MiX Telematics from July 2020 until the closing of the MiX Combination in April 2024, and served in various other roles for MiX Telematics from December 2012 to July 2020. Before joining MiX Telematics, Mr. Bates held several managerial positions from within the PSA Peugeot Citroen Group (now Stellantis) in the functions of sales, marketing, product management, customer success and project management. Mr. Bates earned a Bachelor of Laws degree in the United Kingdom.

Melissa Ingram. Ms. Ingram has served as our Chief Corporate Development Officer since April 2024. From March 2022 to April 2024, she served as our Chief Transformation Officer. Prior to joining Powerfleet, Ms. Ingram worked at Aptos, Inc., serving as the Vice President of Transformation and Growth from October 2017 to January 2022 and the Vice President of Business Operations (EMEA) from October 2016 to October 2017. While at Aptos, Ms. Ingram led the integration of four acquisitions to expand portfolio areas and support entrance into new territories, standardized global operations, and spearheaded multi-million-dollar profit improvement programs. Ms. Ingram earned a Master of Arts (MA Oxon.) degree in Modern History from the University of Oxford.

Offer Lehmann. Mr. Lehmann has served as our Chief Operating Officer since November 2022. Mr. Lehmann joined Powerfleet from Kornit Digital Ltd. (Nasdaq: KRNT), a global leader in on-demand sustainable fashion and textile production technologies, where he served as Vice President – Global Strategic Accounts & Business Development from January 2019 to November 2022 and Vice President – Operations from October 2014 to January 2019. Mr. Lehmann has over 20 years of experience working in management positions for large-cap, global public companies within the technology industry. Mr. Lehmann earned a B.Sc. degree from the Technion – Israel Institute of Technology and an MBA from the University of Haifa.

Catherine Lewis. Ms. Lewis has served as our Chief Customer Officer since April 2024. Prior to joining Powerfleet, Ms. Lewis served as the Executive Vice President of Technology and Managing Director of Central Services Organization of MiX Telematics from May 2001 until the closing of the MiX Combination in April 2024. During her tenure at MiX Telematics, Ms. Lewis was responsible for a number of business functions, including software and hardware engineering, SaaS operations and support, manufacturing and supply chain, marketing, product management, business systems, and information technology. Ms. Lewis has more than 20 years of experience in the information technology and technology services industry. Ms. Lewis earned a Bachelor of Business Science degree with honors in Information Systems from the University of Cape Town.

Charles Tasker. Mr. Tasker has served as our Chief Revenue Officer since April 2024. Prior to joining Powerfleet, Mr. Tasker served as the Chief Operating Officer of MiX Telematics from 2014 until the closing of the MiX Combination in April 2024 and as a member of MiX Telematics' board of directors from 2007 to April 2024. Prior to his tenure at MiX Telematics, Mr. Tasker founded Datapro, Inc., an internet service provider and software development company, which was acquired by Control Instruments Group Limited in 1996. Mr. Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.

David Wilson. Mr. Wilson has served as our Chief Financial Officer and Corporate Secretary since January 2023. Prior to joining Powerfleet, Mr. Wilson served as the Chief Financial Officer of NSONE, Inc., a leading provider of next generation managed Domain Name System services, from May 2020 to December 2022. Additionally, Mr. Wilson has held Chief Financial Officer roles at Symphony Communication Services, LLC, an encrypted communication software company, from July 2017 to October 2019 and Ooyala Inc., a leading provider of online video services, from September 2013 to July 2017. Mr. Wilson earned a Bachelor of Commerce degree in Finance from the University of Birmingham.

Steve Towe. See narrative description under the caption "Directors" above.

Jim Zeitunian. Mr. Zeitunian has served as our Chief Technology Officer since February 2022. Mr. Zeitunian has extensive experience serving in senior leadership positions for software companies. Prior to joining Powerfleet, Mr. Zeitunian served as Vice President of Engineering at Coupa Software Incorporated ("Coupa"), a global provider of business spend management solutions, from November 2020 to January 2022, where he led the engineering and applied research teams focusing on the development of Coupa's supply chain design and planning SaaS platform. From July 2017 to November 2020, Mr. Zeitunian served as the Vice President of Engineering at LLamasoft, Inc. ("LLamasoft"), where he played a critical role in transforming LLamasoft into a provider of SaaS products that led to its approximately $1.5 billion sale to Coupa in November 2020. Mr. Zeitunian also served as the Senior Director of Software Development at Thomson Reuters from June 2016 to July 2017, where he drove the production of SaaS products and platforms. Mr. Zeitunian earned his B.S. degree in Computer Science from Oakland University.

Audit Committee

The Audit Committee, which is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, is composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is independent under Nasdaq Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act.

The Board has determined that it has at least one "audit committee financial expert" serving on the Audit Committee. Mr. McConnell serves as the audit committee financial expert. Mr. McConnell also serves as the Chairman of the Audit Committee.

The Board has adopted a written charter for the Audit Committee, a copy of which is publicly available on our website at https://ir.powerfleet.com/corporate-governance/board-committees. The Audit Committee's charter sets forth the responsibilities, authority and specific duties of the Audit Committee and is reviewed and reassessed annually. The information on our website is not a part of this Form 10-K. The charter specifies, among other things, the structure and membership requirements of the Audit Committee, as well as the relationship of the Audit Committee to our independent registered public accounting firm and management.

In accordance with its written charter, the Audit Committee assists our board of directors in monitoring (i) the integrity of our financial reporting process including our internal controls regarding financial reporting, (ii) our compliance with legal and regulatory requirements and (iii) the independence and performance of our internal and external auditors, and serves as an avenue of communication among the independent registered public accounting firm, management and our board of directors.

Code of Ethics

We have a code of ethics (the "Code of Ethics") that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and Treasurer. A copy of our Code of Ethics can be found on our website at https://ir.powerfleet.com/corporate-governance/governance-documents. The Code of Ethics is also available in print, free of charge, to any stockholder who requests a copy by writing to us at the following address: Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677, Attention: Corporate Secretary. Our Code of Ethics is intended to be a codification of the business and ethical principles that guide us, and to deter wrongdoing, to promote honest and ethical conduct, to avoid conflicts of interest, and to foster full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations and accountability for adherence to this code. We will post any amendment to the Code of Ethics, as well as any waivers that are required to be disclosed by the rules of the SEC or The Nasdaq Stock Market LLC, on our website.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC statements on Form 3, Form 4 and Form 5 of ownership and changes in ownership. Officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) reports that they file.

Based solely upon a review of Forms 3, 4 and 5 and any amendments to those forms that have been furnished to us, we believe that all parties subject to the reporting requirements of Section 16(a) filed all such required reports during and with respect to the fiscal year ended December 31, 2023, except that each of Michael Brodsky, our Chairman, and Michael Casey and Charles Frumberg, former directors of Powerfleet, filed late a Form 4 with respect to transactions that occurred on July 28, 2023.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

Introduction

This discussion presents the principles underlying our executive officer compensation program. Our goal in this discussion is to provide the reasons why we award compensation as we do and to place in perspective the data presented in the tables that follow this discussion. The focus is primarily on compensation of our executive officers for the fiscal year ended December 31, 2023, but some historical and forward-looking information is also provided to put such year's compensation information in context. The information presented herein relates to the following individuals who are considered "named executive officers," under applicable rules and regulations of the SEC, each of whom is sometimes referred to in this Form 10-K as a "Named Executive Officer:" (i) Steve Towe, who has served as our Chief Executive Officer since January 5, 2022, (ii) David Wilson, who has served as our Chief Financial Officer since January 4, 2023, and (iii) Jim Zeitunian, who has served as our Chief Technology Officer since February 14, 2022.

Compensation Philosophy and Objectives

We attempt to apply a consistent philosophy to compensation for all employees, including senior management. This philosophy is based on the premises that our success is dependent upon the efforts of each employee and that a cooperative, team-oriented environment is an essential part of our culture. We believe in the importance of rewarding our employees for our successes, which is why we emphasize pay-for-performance incentive compensation. Particular emphasis is placed on broad employee equity participation through the use of stock options and restricted stock awards, as well as on annual cash bonuses linked to achievement of our corporate performance goals. We considered the results of the "say-on-pay" proposal with respect to executive compensation presented to the stockholders at our 2023 annual meeting held on July 20, 2023, and in light of the support the proposal received, we continue to emphasize pay-for-performance incentive compensation, as explained in detail in this Compensation Discussion and Analysis.

Our compensation programs for our Named Executive Officers are designed to achieve a variety of goals, including:

- attracting and retaining talented and experienced executives;
- motivating and rewarding executives whose knowledge, skills and performance are critical to our success;
- aligning the interests of our executives and stockholders by motivating executives to increase stockholder value in a sustained manner; and
- providing a competitive compensation package which rewards achievement of our goals.

Total compensation paid to our executive officers is influenced significantly by the need to attract and retain management employees with a high level of expertise and to motivate and retain key executives for our long-term success. Some of the components of compensation, such as base salary, are generally fixed and do not vary based on our financial and other performance. Some components, such as cash incentive bonuses and certain stock option awards, are dependent upon the achievement of certain goals approved by the compensation committee of our board of directors (the "Compensation Committee"); and for such purpose, the Compensation Committee considers goals for executive officers (other than our Chief Executive Officer) recommended by our Chief Executive Officer and includes him in its discussions with respect to such goals. Furthermore, the value of certain of these components, such as stock options and restricted stock, is dependent upon our future stock price.

We compensate our executive officers in these different ways in order to achieve different goals. Cash compensation, for example, provides executive officers with a minimum base salary. Cash incentive bonuses are generally linked to the achievement of financial and business goals (as described in greater detail below) and are intended to reward executive officers for our overall performance. Stock option and restricted stock awards are intended to link our executive officers' longer-term compensation with the performance of our stock and to build executive ownership positions in our stock. This encourages our executive officers to remain with us and to act in ways intended to maximize stockholder value, and serves to penalize them if we and/or our stock fails to perform to expectations.

We view the three components of our executive officer compensation as related but distinct. Although the Compensation Committee does review total compensation, it does not believe that compensation derived from one component of compensation necessarily should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on its historical practices with the individual and our view of individual performance and other information we deem relevant. The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. We have not reviewed wealth and retirement accumulation as a result of employment with us and have only focused on fair compensation for the year in question.

The Compensation Committee monitors the results of the annual advisory "say-on-pay" proposal and incorporates such results as one of many factors considered in connection with the discharge of its responsibilities. At our 2023 annual meeting of stockholders, the stockholders approved, on an advisory basis, the compensation of the Named Executive Officers, and in light of such approval, the Compensation Committee continued with its performance-based compensation philosophy and its balanced approach to the components of its compensation program.

Elements of Executive Officer Compensation

Base Salary. We pay our executive officers a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program. We believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the particular executive's position, responsibility, experience, skills and expected contributions during the coming year and such individual's performance during the prior year. We also have generally sought to align base compensation levels comparable to our competitors and other companies in similar stages of development. We do not view base salaries as primarily serving our objective of paying for performance, but in attracting and retaining the most qualified executives necessary to run our business. We continue to focus on a pay-for-performance structure, which is discussed below.

Cash Incentive Bonus Program. The primary objective of our annual cash incentive bonus program is to motivate and reward our employees, including our Named Executive Officers, for meeting our short-term objectives using a pay-for-performance program with objectively determinable performance goals. Each of Messrs. Towe, Wilson and Zeitunian was eligible to receive a cash incentive bonus under our Global Bonus Plan (the "GBP") for the fiscal year ended December 31, 2023, which is discussed below.

The objectives of the GBP for 2023 are to align the interests of senior management with our performance goals. The GBP focuses on rewarding executives for the achievement of financial objectives with competitive financial incentives and provides a systemic plan for establishing definitive performance goals. Under the GBP for 2023, our performance goals are based on (i) revenue growth, (ii) profitability based on adjusted EBITDA and (iii) subscriber renewal.

Awards payable under the GBP for 2023 were calculated as a percentage of the executive's base salary. The target award under the GBP for 2023 for each of Messrs. Towe, Wilson and Zeitunian was set at 100%, 75%, and 50% of his base salary, respectively. Under the GBP for 2023, 45% of each executive's target award could be earned based on the achievement of (a) a global revenue target of $148.2 million and specified revenue targets for each foreign territory in which we do business for the 2023 fiscal year and (b) a global adjusted EBITDA target of $12.5 million and specified adjusted EBITDA targets for each foreign territory in which we do business for the 2023 fiscal year, and 10% of each executive's target award could be earned based on us having a target subscriber renewal rate of 90% for the 2023 fiscal year. The portion of each executive's bonus award that was tied to the revenue target could be pro-rated based on the amount of revenue actually achieved for the 2023 fiscal year starting at 90%, and being capped at 120%, of the revenue target. The portion of each executive's bonus award that was tied to the adjusted EBITDA target could be pro-rated based on the amount of adjusted EBITDA actually achieved for the 2023 fiscal year starting at 100%, and being capped at 120%, of the adjusted EBITDA target. Based on our financial results for the fiscal year ended December 31, 2023 and our subscriber renewal rate, each of Messrs. Towe, Wilson and Zeitunian received annual bonuses under the GBP for 2023 in the aggregate amounts of $214,625, 132,563 and $63,125, respectively.

Equity Compensation. We believe that stock option and restricted stock awards are an important long-term incentive for our executive officers and employees and that our stock option and restricted stock award program has been effective in aligning officer and employee interests with those of our stockholders. We review our equity compensation plans annually. Employees are eligible for annual stock option and restricted stock award grants. These options and grants are intended to produce value for each executive officer if (i) our stockholders derive significant sustained value and (ii) the executive officer remains employed with us.

Historically, other than in connection with an incentive bonus program, we did not have any program, plan or obligation under which we were required to grant equity compensation to any executive officer on specified dates or upon the achievement of certain performance goals. The authority to make equity grants to executive officers rests with the Compensation Committee and our board of directors, although, as noted, the Compensation Committee and our board of directors do consider the recommendations of our Chief Executive Officer in setting the compensation of our other executive officers.

Severance and Change-in-Control Benefits. We describe certain severance and change-in-control benefits applicable to Mr. Towe, our current Chief Executive Officer, under the captions "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below.

Benefits. The executive officers participate in all of our employee benefit plans, such as medical and 401(k) plans, on the same basis as our other employees.

Perquisites. Our use of perquisites as an element of compensation is very limited. We do not view perquisites as a significant element of our comprehensive compensation structure.

Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Employment Agreements

We have not entered into employments agreements with any of our Named Executive Officers.

Severance Arrangements

We are a party to a severance agreement with Mr. Towe, which provides Mr. Towe with certain severance and change in control benefits upon the occurrence of certain events.

The severance agreement with Mr. Towe provides Mr. Towe with certain severance and change in control benefits upon the occurrence of one of the following events: (i) the termination of Mr. Towe's employment by us without cause (a "Trigger Event") or (ii) the termination of Mr. Towe's employment by us without cause or Mr. Towe's resignation for good reason within six months following a change in control event (a "Change in Control Trigger Event").

Under the terms of the severance agreement with Mr. Towe, subject to Mr. Towe's delivery of a general release to us, Mr. Towe will be entitled to the following upon a Trigger Event or Change in Control Trigger Event: (i) cash payments at twice the rate of his annual base salary as in effect immediately prior to the Trigger Event or Change in Control Trigger Event, as the case may be, for a period of 12 months, made as a series of separate payments that are payable in accordance with our standard payroll practices; (ii) a waiver of any remaining portion of Mr. Towe's healthcare continuation payments under COBRA for the 12-month severance period, provided that he timely elects COBRA coverage and continues to make contributions for such coverage equal to his contribution amount in effect immediately preceding the date of his termination of employment; (iii) partial accelerated vesting of his previously granted stock options and restricted stock awards, such that (to the extent not already then vested) a portion of these awards shall vest and/or become exercisable, in each case on a pro-rated basis that takes into account the number of months elapsed since the date of grant as compared to the scheduled vesting date (provided that the terms of our equity compensation plans shall continue to govern acceleration of vesting in the event of a change of control as defined in such plan); and (iv) any bonus that would have otherwise been payable to Mr. Towe for the calendar year prior to termination.

As a condition to our obligations under the severance agreement with Mr. Towe, Mr. Towe also executed and delivered to us a restrictive covenants agreement containing covenants regarding confidentiality, assignment of inventions, non-competition and non-solicitation.

We are also party to an employee covenants agreement with Mr. Wilson, which provides him with certain severance benefits if Mr. Wilson is terminated by us involuntarily without cause and/or for reasons not related to Mr. Wilson's performance.

The employee covenants agreement with Mr. Wilson provides that if we terminate Mr. Wilson without cause and/or for reasons not related to Mr. Wilson's performance, subject to Mr. Wilson's delivery of a general release to us, Mr. Wilson will be entitled to the following: (i) cash payment equal to six months of Mr. Wilson's annual base salary; (ii) a pro rata portion of any target annual bonus that would have been payable to Mr. Wilson with respect to the year of termination; and (iii) partial accelerated vesting of previously granted stock options and restricted stock awards, such that (to the extent not already then vested) the portion of these awards that would have vested in the calendar year Mr. Wilson is terminated will be deemed to have vested and/or became exercisable.

In addition, under the terms of the employee covenants agreement, Mr. Wilson agreed to covenants regarding, among other things, confidentiality, assignment of inventions, non-competition and non-solicitation.

Compensation Tables

The following table, which should be read in conjunction with the explanations provided above, sets forth summary compensation information for the years ended December 31, 2023 and 2022 for our Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Total ($)
Steve Towe	2023	425,000	216,667	2,178,000	—	214,625	3,034,292
Chief Executive Officer	2022	425,000	216,667	962,000	1,191,387	228,013	3,023,067
David Wilson	2023	350,000	—	196,500	560,897	132,563	1,239,960
Chief Financial Officer							
Jim Zeitunian	2023	250,000	—	—	—	63,125	313,125
Chief Technology Officer	2022	220,673	—	145,600	146,971	67,063	580,307

(1) The dollar amounts shown under the heading "Bonus" with respect to Steve Towe for 2022 and 2023 represent the first and second installments, respectively, of a retention bonus of $650,000.

(2) The dollar amounts shown under the headings "Stock Awards" and "Option Awards" with respect to each of the Named Executive Officers for the fiscal years ended December 31, 2023 and 2022 reflect the aggregate grant date fair value of restricted stock and option awards granted in the fiscal year indicated, computed in accordance with ASC 718, disregarding service-based vesting conditions. For a discussion of the assumptions we made in valuing the stock and option awards, see "Note 3[Q] — Summary of Significant Accounting Policies — Stock-based compensation" and "Note 10 — Stock-Based Compensation" in the notes to our consolidated financial statements contained in this Form 10-K.

(3) The dollar amounts shown under the heading "Non-Equity Incentive Plan Compensation" (i) for each of Messrs. Towe, Wilson and Zeitunian for 2023 represent bonus earned for such fiscal year pursuant to the GBP for 2023 and (ii) for each of Messrs. Towe and Zeitunian for 2022 represent bonus earned for such fiscal year pursuant to the GBP for 2022.

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information concerning outstanding equity awards held by each of our Named Executive Officers at December 31, 2023.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steve Towe	125,000	375,000	4.81	1/5/2032(3)	1,050,000	3,591,000	—	—
	—	875,000	10.50	1/5/2032(4)	—	—	—	—
	—	1,250,000	14.00	1/5/2032(5)	—	—	—	—
	—	2,000,000	21.00	1/5/2032(6)	—	—	—	—
David Wilson	—	130,000	3.00	1/4/2033(3)	75,000	256,500	—	—
	—	275,000	3.00	1/4/2033(7)	—	—	—	—
Jim Zeitunian	20,000	60,000	3.64	2/14/2032(3)	30,000	102,600	—	—
	—	160,000	3.64	2/14/2032(7)	—	—	—	—

(1) Represents restricted shares issued under the 2018 Plan.

(2) Calculated based on $3.42 per share, the closing price per share of our common stock, as reported on The Nasdaq Global Market, on December 29, 2023.

(3) These option awards were scheduled to vest over a four-year period, such that twenty-five percent (25%) of the options vests on each of the first, second, third and fourth anniversaries of the date of grant, provided that the holder was an employee of Powerfleet on each such anniversary. In connection with consummation of the MiX Combination, these awards vested in full on April 2, 2024.

(4) These option awards will vest and become exercisable in full immediately upon the volume weighted average price of our common stock during a consecutive 60 trading day period (the "60 Day VWAP") reaching $10.50, provided that the holder is an employee of Powerfleet on such date.

(5) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $14.00, provided that the holder is an employee of Powerfleet on such date.

(6) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $21.00, provided that the holder is an employee of Powerfleet on such date.

(7) These option awards will vest and become exercisable in full immediately upon the 60 Day VWAP reaching $12.00, provided that the holder is an employee of Powerfleet on such date.

Potential Payments Upon Termination or Change in Control

Potential Payments Upon Termination or Change in Control under Severance Arrangements

As described above under the caption "Severance Arrangements," we have entered into a severance agreement with Mr. Towe, which provides for severance payments or other compensation upon the termination of such executive's employment or a change in control with respect to Powerfleet. We have also entered into an employee covenants agreement with Mr. Wilson, which provides for severance payments or other compensation upon the termination of such executive's employment.

Potential Payments Upon Termination or Change in Control under Equity Compensation Plans

Our 2018 Plan provides that, unless the Compensation Committee provides otherwise in advance of the grant, in the event of a "change in control," if the employee or service provider is terminated other than for "cause" (as defined in the 2018 Plan) within one year of such change in control or leaves for "good reason" (as defined in the 2018 Plan), options and restricted stock (including restricted stock units) shall vest. In addition, unless otherwise determined by the Compensation Committee, the payout of performance stock units and performance shares shall be determined exclusively by the attainment of the performance goals established by the Compensation Committee, which may not be modified after the change in control, and we will not have the right to reduce the awards for any other reason.

For purposes of the 2018 Plan, a "change in control" means the occurrence of any of the following events: (i) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of Powerfleet or a corporation owned directly or indirectly by our stockholders in substantially the same proportions as their ownership of our stock, becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing fifty percent (50%) or more of the total voting power represented by our then outstanding voting securities; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute our board of directors and any new director whose election by the board of directors or nomination for election by our stockholders was approved by a vote of a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; (iii) the consummation of a merger or consolidation of Powerfleet with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation; or (iv) our stockholders approve a plan of complete liquidation of Powerfleet or an agreement for the sale or disposition by us of all or substantially all our assets.

Risk Considerations

We do not believe that our compensation practices and policies for our employees, including our executive officers, create risks or are likely to create risks that are reasonably likely to have a material adverse effect on us or our results of operations or financial condition.

Compensation of Directors

General

All directors are entitled to reimbursement for travel and lodging and other reasonable out-of-pocket expenses incurred by them in connection with their attendance at board of directors and/or board committee meetings or other activities on our behalf.

Employee Directors

Directors who are our current officers or employees or any subsidiary of Powerfleet do not receive any additional compensation for their service as members of either our board of directors or any committees of our board of directors.

Non-Employee Directors

On August 1, 2017, our board of directors adopted a non-employee director compensation program pursuant to which non-employee directors are entitled to receive annual compensation having economic value of approximately $119,000, which includes a cash retainer of $59,000 and restricted stock grants with an economic value of approximately $60,000. The cash retainer may be paid, at each director's election, in cash or in restricted shares of our common stock. Each of Anders Bjork and Medhini Srinivasan, as former directors elected to our board by the holders of our previously outstanding Series A Preferred Stock (the "former Series A Directors"), agreed to waive participation in our non-employee director compensation program. Each of the non-employee directors, other than the former Series A Directors, was paid his retainer for 2023 in cash. With respect to restricted stock awards, the number of shares issuable in 2023 was calculated based on the average of the reported closing price per share of our common stock on The Nasdaq Global Market over a 20 consecutive trading day period ending on and including the 2023 annual meeting of stockholders.

The Chairman of our board of directors and the chairperson of each of the committees of our board of directors are also entitled to a supplemental retainer, which may be paid, at each director's election, in cash or in restricted shares of our common stock. Specifically, the Chairman of our board of directors receives an additional $36,000 per year of service; the chairperson of the Audit Committee receives an additional $18,000 per year of service; the chairperson of the Compensation Committee receives an additional $12,000 per year of service; and the chairperson of the Nominating Committee receives an additional $10,000 per year of service. Each of the non-employee directors, other than the former Series A Directors, was paid his supplemental retainer in 2023 in cash.

During the fiscal year ended December 31, 2023, Michael Brodsky, Michael Casey, Charles Frumberg and Nani Maoz were paid cash retainers in the aggregate amounts of $105,000, $77,000, $59,000 and $59,000, respectively. In addition, each of Messrs. Brodsky, Casey, Frumberg and Maoz received an award of 20,562 in restricted shares of common stock in consideration for his services as a director of Powerfleet, which were granted on July 26, 2023 pursuant to the 2018 Plan. All such restricted stock awards were scheduled to vest as to 100% of such shares on the first anniversary of the date of grant, provided that the non-employee director was then serving as a director of Powerfleet. In connection with consummation of the MiX Combination, these awards vested in full on April 2, 2024. Each of Mr. Bjork and Ms. Srinivasan, as the former Series A Directors, did not receive any compensation for their service as directors during the fiscal year ended December 31, 2023.

Our non-employee directors are not entitled to retirement, benefit or other perquisite programs.

The following table provides certain information with respect to the compensation paid to our non-employee directors during the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)[1]		Stock Awards ($)[2][3]		Option Awards ($)[4]	Total ($)	
Anders Bjork[5]		—		—	—		—
Michael Brodsky	$	105,000	$	57,574	—	$	162,574
Michael Casey	$	77,000	$	57,574	—	$	134,574
Charles Frumberg	$	59,000	$	57,574	—	$	116,574
Nani Maoz	$	59,000	$	57,574	—	$	116,574
Medhini Srinivasan[5]		—		—	—		—

(1) The amount under this column reflects the aggregate amount of cash retainers paid to each non-employee director.

(2) The amounts under this column reflect the aggregate grant date fair value of 20,562 restricted shares of our common stock granted to each of Michael Brodsky, Michael Casey and Charles Frumberg, and Nani Maoz, under the 2018 Plan on July 26, 2023, each computed in accordance with ASC 718, disregarding any service-based vesting conditions. For a discussion of the assumptions we made in valuing the stock awards, see "Note 3[Q] – Summary of Significant Accounting Policies – Stock-based compensation" and "Note 10 – Stock-Based Compensation" in the notes to our consolidated financial statements contained in this Form 10-K. The amounts set forth under this column do not include the restricted shares of common stock granted in lieu of cash for fees set forth under the column "Fees Earned or Paid in Cash." Each of the restricted stock awards granted to Messrs. Brodsky, Casey, Frumberg and Maoz vested in full upon consummation of the MiX Combination.

(3) At December 31, 2023, each of Messrs. Brodsky, Casey and Frumberg held 20,562 shares of unvested restricted stock and neither Anders Bjork nor Medhini Srinivasan held any shares of unvested restricted stock.

(4) At December 31, 2023, Mr. Brodsky held options to purchase 95,000 shares of our common stock and each of Messrs. Casey and Frumberg held options to purchase 45,000 shares of our common stock. Mr. Bjork, Mr. Maoz and Ms. Srinivasan did not hold any options to purchase shares of our common stock at December 31, 2023.

(5) Mr. Bjork and Ms. Srinivasan did not receive any compensation for their service as directors during the fiscal year ended December 31, 2023.

As of the closing date of the MiX Combination, each of Mr. Bjork, Mr. Casey, Mr. Frumberg, Mr. Maoz and Ms. Srinivasan resigned as a director of Powerfleet.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding ownership of shares of our common stock as of May 1, 2024 by:

● each stockholder known by us to own beneficially more than 5% of our outstanding common stock;

● each of our Named Executive Officers;

● each of our current directors; and

● all of our current directors and executive officers as a group.

To our knowledge, except as set forth in the footnotes to the table and subject to applicable community property laws, each person or entity named in the table has sole voting and disposition power with respect to the shares set forth opposite such person's or entity's name. The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole or shared voting power or investment power and any shares that the individual has the right to acquire within 60 days of May 1, 2024, through the exercise of stock options, warrants or other convertible securities or any other right. Shares of our common stock that a person has the right to acquire within 60 days of May 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person (except with respect to the percentage ownership of all directors and executive officers as a group). As used in this Form 10-K, "voting power" is the power to vote or direct the voting of shares and "investment power" includes the power to dispose or direct the disposition of shares.

The number and percentage of shares beneficially owned is computed on the basis of 107,349,987 shares of our common stock outstanding as of May 1, 2024. The information in the following table regarding the beneficial owners of more than 5% of our common stock is based upon information supplied by our principal stockholders or set forth in Schedules 13D and 13G filed with the SEC. The determination that there were no other persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with the SEC with respect to Powerfleet pursuant to Section 13(d) or 13(g) of the Exchange Act.

The address for those persons for which an address is not otherwise provided is c/o Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Outstanding[1]
5% Stockholders:		
Private Capital Management, LLC		
8889 Pelican Bay Boulevard	5,923,830	
Suite 500	(2)	5.52%
Naples, FL 34108		
Current Executive Officers:		
Steve Towe	1,161,754(3)	1.08%
David Wilson	180,603(4)	*
Jim Zeitunian	113,220(5)	*
Offer Lehmann	97,000(6)	*
Melissa Ingram	133,566(7)	*
Charles Tasker	1,275,128(8)	1.19%
Catherine Lewis	484,091(9)	*
Jonathan Bates	63,808(10)	*
Current Non-Employee Directors:		
Michael Brodsky	428,178(11)	*
Ian Jacobs	4,382,068(12)	4.08%
Andrew Martin	22,342(13)	*
Michael McConnell	—	*
All current directors and executive officers as a group (eleven individuals)	8,341,758	7.67%

* Represents less than 1% of the outstanding shares of our common stock.

(1) Ownership percentages are based on 107,349,987 shares of our common stock outstanding as of May 1, 2024.

(2) Based on information contained in Amendment No. 4 to Schedule 13G filed with the SEC on February 5, 2024, Private Capital Management, LLC, a Delaware limited liability company, beneficially owns an aggregate of 5,923,830 shares of our common stock, with shared voting and dispositive power over 2,932,602 shares, and sole voting and dispositive power over 2,991,228 shares.

(3) This number includes 500,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(4) This number includes 130,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(5) This number includes 80,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(6) This number includes 65,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(7) This number includes 90,000 shares of our common stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(8) This number includes (i) 309,880 shares of our common stock held by Mr. Tasker's wife and (ii) 207,382 shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(9) This number includes 161,119 shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(10) This number consists of shares of our common stock underlying stock appreciation rights which are currently exercisable or which will become exercisable within 60 days of May 1, 2024.

(11) This number includes (i) 76,000 shares of our common stock held by Vajra Fund I, L.P., of which Mr. Brodsky is the general partner, and (ii) 95,000 shares of our common stock issuable upon exercise of options which are currently exercisable or will become exercisable within 60 days of May 1, 2024.

(12) This number includes 4,351,350 shares of our common stock held by 786 Partners LP and 402 Fund LP, over which Mr. Jacobs has voting and investment power.

(13) This number includes 2,152 shares of our common stock held by Mr. Martin's children.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

Our policy prohibits conflicts between the interests of our employees, officers and directors and our company. A conflict of interest exists when an employee, officer, or director's personal interest interferes or may interfere with our interests. When it is deemed to be in the best interests of our company and our stockholders, the Audit Committee may grant waivers to employees, officers and directors who have disclosed an actual or potential conflict of interest, which waivers are subject to approval by our Board. This policy is included in our Code of Business Conduct and Ethics for Employees, Officers and Directors.

In accordance with its charter, the Audit Committee is responsible for annually reviewing any transactions or series of similar transactions to which we are or were a party and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person's immediate family, have had or will have a direct or indirect material interest. Our Audit Committee's procedures for reviewing related party transactions are not in writing. Since January 1, 2021, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or were a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person's immediate family, have had or will have a direct or indirect material interest. As of May 1, 2024, our common stock is Powerfleet's only class of voting securities.

Director Independence

Our Board has determined that, with the exception of Mr. Towe, each of our current directors satisfies the current "independent director" standards established by the Nasdaq rules and, as to the members of the Audit Committee, the additional independence requirements under applicable rules and regulations of the SEC. Thus, a majority of our board of directors is comprised of independent directors as required by the Nasdaq rules. The Audit Committee is composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is an independent director in accordance with Nasdaq Rule 5605(c). The Compensation Committee is composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is an independent director in accordance with Nasdaq Rule 5605(d). The Nominating Committee of our board of directors is composed of Messrs. Brodsky, Jacobs and McConnell, each of whom is independent in accordance with Nasdaq Rule 5605(e).

Item 14. Principal Accounting Fees and Services.

Audit Fees

The aggregate fees billed by Ernst & Young LLP ("EY"), our independent registered public accounting firm, for professional services rendered for the audit of our annual financial statements, comfort letters, statutory and subsidiary audits, consents and assistance with review of documents filed with the SEC for the fiscal years ended December 31, 2022 and December 31, 2023 were $1,550,000 and $2,586,000, respectively. For the fiscal years ended December 31, 2022 and 2023, aggregate audit fees included fees for the audit of the effectiveness of our internal control over financial reporting required by the Sarbanes-Oxley Act.

Audit-Related Fees

The aggregate fees billed by EY for audit-related services reasonably related to the performance of the audit or review of our financial statements during the fiscal years ended December 31, 2022 and December 31, 2023 were $0 and $66,950, respectively.

Tax Fees

The aggregate fees billed by EY for professional services rendered for tax compliance, tax advice or tax planning during the fiscal years ended December 31, 2022 and December 31, 2023 were $222,000 and $235,000, respectively.

All Other Fees

The aggregate fees billed by EY for products or professional services rendered during the fiscal years ended December 31, 2022 and December 31, 2023 were $2,500 and $0, respectively, in addition to the services described under the captions "Audit Fees" and "Tax Fees" above, which primarily consisted of fees related to a subscription for EY thought leadership and accounting guidance in 2022.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm. For audit services, each year the independent registered public accounting firm provides the Audit Committee with an engagement letter outlining the scope of the audit services proposed to be performed during the year, which must be formally accepted by the Audit Committee before the audit commences. The independent registered public accounting firm also submits an audit services fee proposal, which also must be approved by the Audit Committee before the audit commences. None of the fees for services described above under the captions "Tax Fees" or "All Other Fees" approved by the Audit Committee were approved pursuant to the exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 15. Exhibits, Financial Statement Schedules.

(a) <u>List of Financial Statements, Financial Statement Schedules, and Exhibits.</u>

    (1) <u>Financial Statements.</u> The following financial statements of Powerfleet, Inc. are included in Item 8 of Part II of this Form 10-K:

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 42)	45
Consolidated Balance Sheets at December 31, 2022 (As restated) and 2023	49
Consolidated Statements of Operations for the Years Ended December 31, 2021 (As restated), 2022 (As restated) and 2023	50
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2021 (As restated), 2022 (As restated) and 2023	51
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2021 (As restated), 2022 (As restated) and 2023	52
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021 (As restated), 2022 (As restated) and 2023	53
Notes to the Consolidated Financial Statements	54

    (2) <u>Financial Statement Schedule.</u>

    None.

    (3) <u>Exhibits.</u> The following exhibits are filed with this Form 10-K or are incorporated herein by reference, as indicated.

2.1	Agreement and Plan of Merger, dated as of March 13, 2019, by and among Powerfleet, Inc., Powerfleet Israel Holding Company Ltd., Powerfleet Israel Acquisition Company Ltd., I.D. Systems, Inc. and Pointer Telocation Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on March 15, 2019).†
2.2.1	Investment and Transaction Agreement, dated as of March 13, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on March 15, 2019).†
2.2.2	Amendment No. 1 to the Investment and Transaction Agreement, dated as of May 16, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 20, 2019).†
2.2.3	Amendment No. 2 to the Investment and Transaction Agreement, dated as of June 27, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on June 27, 2019).†
2.2.4	Amendment No. 3 to the Investment and Transaction Agreement, dated as of October 3, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).†

2.2.5	Amendment No. 4 to the Investment and Transaction Agreement, dated as of May 13, 2020, by and among Powerfleet, Inc., I.D. Systems Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ARBY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 14, 2020).
2.4	Implementation Agreement, dated October 10, 2023, by and among Powerfleet, Inc., Main Street 2000 Proprietary Limited and MiX Telematics Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 10, 2023).†
3.1.1	Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).
3.1.2	Amendment to the Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (filed herewith).
3.2	Amended and Restated Bylaws of Powerfleet, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).
4.1	Specimen Powerfleet, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019).
4.2	Description of Securities (filed herewith).
10.1.1	2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended September 30, 2009, filed with the SEC on November 6, 2009).*
10.1.2	Amendment, dated March 16, 2012, to 2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended March 31, 2012, filed with the SEC on May 14, 2012).*
10.2	I.D. Systems, Inc. 2015 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of I.D. Systems, Inc. filed with the SEC on June 25, 2015).*
10.3	Powerfleet, Inc. 2018 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on July 26, 2023).*
10.4.1	Employment Offer Letter, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).*
10.4.2	Severance Agreement, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).*
10.4.3	Amendment to Severance Agreement, dated September 11, 2023, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc. filed with the SEC on September 15, 2023).*
10.4.4	Form of Stock Option Inducement Award Agreement (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of Powerfleet, Inc., filed with the SEC on March 16, 2022).*
10.5.1	Offer Letter, dated December 31, 2022, between Powerfleet, Inc. and David Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 4, 2023).*
10.5.2	Employee Covenants Agreement, dated November 11, 2022, between Powerfleet, Inc. and David Wilson (filed herewith).*

10.6	Offer Letter, dated February 8, 2022, between Powerfleet, Inc. and James Zeitunian (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on March 31, 2023).*
10.7	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019).*
10.8	Amended and Restated Credit Agreement, dated March 18, 2024, by and among Powerfleet Israel Ltd., Pointer Telocation Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on March 22, 2024).
10.9	Facilities Agreement, dated March 7, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on March 12, 2024).
21.1	List of Subsidiaries (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97.1	Powerfleet, Inc. Clawback Policy (filed herewith).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
†	We have omitted certain schedules and exhibits to this agreement in accordance with Item 601(b)(2) of Regulation S-K, and we will supplementally furnish a copy of any omitted schedule and/or exhibit to the Securities and Exchange Commission upon request.
*	Management contract or compensatory plan or arrangement.

(b) Exhibits. The exhibits required by Item 601 of Regulation S-K are filed herewith or incorporated herein by reference. Please see the Index to Exhibits to this Form 10-K, which is incorporated into this Item 15(b) by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024


POWERFLEET, INC.


By: */s/ Steve Towe*
Steve Towe
Chief Executive Officer
(Principal Executive Officer)

By: */s/ David Wilson*
David Wilson
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report is signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steve Towe Steve Towe	Chief Executive Officer (Principal Executive Officer)	May 9, 2024
/s/ David Wilson David Wilson	Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2024
/s/ Michael Brodsky Michael Brodsky	Director	May 9, 2024
/s/ Ian Jacobs Ian Jacobs	Director	May 9, 2024
/s/ Andrew Martin Andrew Martin	Director	May 9, 2024
/s/ Michael McConnell Michael McConnell	Director	May 9, 2024